EXHIBIT 99.1

Notice of Special Meeting and
Management Information Circular

With respect to a proposed Plan of Arrangement involving SilverCrest Metals Inc. and Coeur Mining, Inc.

Dated as of January 8, 2025

For the Special Meeting of Securityholders
To be held at 10:00 a.m. (Vancouver time) on February 6, 2025
At Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia

Take Action and Vote Today.

The Board of Directors of SilverCrest unanimously recommends that Securityholders vote FOR the Arrangement Resolution

These materials are important and require your immediate attention. The shareholders and optionholders of SilverCrest Metals Inc. are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. Securityholders that require further assistance may contact SilverCrest’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at:

Laurel Hill Advisory Group

North American Toll-Free: 1.877.452.7184

Calls Outside North America: 416.304.0211

Email: assistance@laurelhill.com

Letter to Securityholders

January 8, 2025

Dear Shareholders and Optionholders:

The board of directors (the “Board”) of SilverCrest Metals Inc. (the “Company” or “SilverCrest”) invites you to attend the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Company (the “SilverCrest Shares”) and the holders of stock options of the Company (the “Optionholders”, and collectively with the Shareholders, the “Securityholders”) to be held on February 6, 2025 at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia. The Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, pass a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) with Coeur Mining, Inc. (“Coeur”) pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) whereby Coeur will indirectly, among other things, acquire all of the issued and outstanding SilverCrest Shares. As a result of the Arrangement, SilverCrest will become a wholly-owned subsidiary of Coeur.

The Arrangement

On October 3, 2024, SilverCrest, Coeur, 1504648 B.C. Unlimited Liability Company, an unlimited liability company organized and existing under the laws of the Province of British Columbia, Canada and a wholly-owned subsidiary of Coeur (“Coeur Canadian Sub”), Coeur Rochester, Inc., a Delaware corporation, and Compañía Minera La Llamarada, S.A. de C.V., a company existing under the laws of Mexico, entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, among other things, Coeur agreed to acquire, through Coeur Canadian Sub, all of the issued and outstanding SilverCrest Shares for consideration of 1.6022 (the “Exchange Ratio”) shares of Coeur common stock (each whole share, a “Coeur Share”) for each SilverCrest Share outstanding (the “Consideration”). Immediately following completion of the Arrangement, former Shareholders and existing stockholders of Coeur (the “Coeur Stockholders”) are anticipated to own approximately 37% and 63% of Coeur, respectively (based on the issued and outstanding SilverCrest Shares and Coeur Shares as of the date of the Arrangement Agreement).

Pursuant to the Arrangement, each outstanding stock option of the Company (a “SilverCrest Option”) will be exchanged for an option (a “Replacement Option”) to purchase from Coeur such number of Coeur Shares (rounded down to the nearest whole number) equal to the product of: (A) the number of SilverCrest Shares subject to such SilverCrest Option immediately prior to the effective time of the Arrangement (the “Effective Time”), multiplied by (B) the Exchange Ratio, at an exercise price per Coeur Share (rounded up to the nearest whole cent) equal to (X) the exercise price per SilverCrest Share otherwise purchasable pursuant to such SilverCrest Option immediately prior to the Effective Time, divided by (Y) the Exchange Ratio. For further information, please see “The Arrangement – Plan of Arrangement” and “The Arrangement – Exchange Procedure – Treatment of Options” in the accompanying management information circular of SilverCrest (the “Circular”).

Registered Shareholders are concurrently being provided with a letter of transmittal setting forth how to exchange their SilverCrest Shares for the Consideration. Shareholders whose SilverCrest Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their SilverCrest Shares and receive their Consideration under the Arrangement. Optionholders do not need to take any action upon completion of the Arrangement for their Replacement Options to be issued.

Benefits to Securityholders

In reaching its conclusions and formulating its recommendation that Securityholders vote FOR the Arrangement Resolution, the Board reviewed and considered a significant amount of information as well as a number of factors relating to the Arrangement, with the benefit of advice from the special committee of the Board (the “Special Committee”), the financial and legal advisors of SilverCrest

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and input from SilverCrest’s senior management team, a summary of which is presented below. A more fulsome description of the information and factors considered by the Board and the Special Committee is located in the accompanying Circular:

•	Significant Premium. The Consideration represents an implied value of US$11.34 per SilverCrest Share, being an 18% premium based on the 20-day volume-weighted average prices of the Coeur Shares and SilverCrest Shares, each as at October 3, 2024 on the NYSE and NYSE American, respectively, and a 22% premium to the October 3, 2024 closing price of SilverCrest Shares on the NYSE American, being the last trading day prior to the announcement of the Arrangement. This also represents an all-time high in the value of SilverCrest Shares for Shareholders.

•	Meaningful Exposure to Diverse Asset Portfolio. Current Shareholders will maintain exposure to the Company’s high-grade, low-cost and high-margin Las Chispas operation and will gain exposure to Coeur’s high quality and diversified portfolio consisting of four robust operating mines in the U.S. and Mexico and an exploration property in Canada, with further potential upside from the district-scale exploration potential of the combined company and organic mineral reserve growth. Current Shareholders will hold approximately 37% of the issued and outstanding shares of the combined company upon completion of the Arrangement, based on the number of securities of Coeur and SilverCrest issued and outstanding as of October 3, 2024.

•	Creation of a Leading Global Silver Company. The addition of Las Chispas to Coeur’s growing silver production from its recently expanded Rochester mine in Nevada and its Palmarejo underground mine in northern Mexico has the potential to generate significant 2025 silver production of approximately 21 million ounces from five North American operations, with approximately 56% of revenue generated from U.S.-based mines and approximately 40% of revenue from silver. In addition to the significant silver production, it is anticipated that the combined company can produce approximately 432,000 ounces of gold in 2025.

•	Strong Cash Flow and Deleveraging of Combined Company. The combined company is expected to generate approximately US$700 million of EBITDA[1] and US$350 million of free cash flow[1] in 2025 at lower overall costs and higher overall margins for Coeur. The combined company will also have more robust cash flow with the benefit of multiple producing mines in a diversified portfolio. The strong cash flow profile of the combined company will be augmented by SilverCrest’s strong balance sheet and no debt which are expected to result in an immediate 40% reduction in the combined company’s leverage ratio upon closing of the Arrangement.

•	Strategic Review Process and Value Maximization. The Arrangement with Coeur is the culmination of a comprehensive strategic review process that was initiated following Las Chispas achieving commercial production in late 2022, which process was overseen by the Board initially, and subsequently, the Special Committee, with the assistance of the Company’s financial advisors (including Raymond James Ltd. initially in late 2022 and the addition of Cormark Securities Inc. in 2024). During this process, the Company, through its financial advisors, canvassed numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining status quo, asset purchases, merger of equals, acquisitions and a sale of the Company). This process resulted in the evaluation of over 25 potential strategic opportunities, the execution of more than 15 confidentiality agreements, substantive reviews and site visits of more than 10 mineral properties and multiple site visits hosted at Las Chispas. See “The Arrangement – Background to the Arrangement” in the Circular for more details on the strategic review process undertaken by the Company. After consultation on the proposed Arrangement with legal and financial advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to SilverCrest, including continuing as an independent entity, potential acquisitions and sales, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe the Arrangement represents SilverCrest’s best prospect for maximizing Shareholder value.

•	Asset Diversification and Elimination of Single Asset Risk. The business, operations, assets, financial condition, operating results and prospects of SilverCrest are subject to significant uncertainty, including, but not limited to, risks associated with SilverCrest’s dependency on the Las Chispas operation for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The combined company will be better positioned to pursue a growth and value maximizing strategy as compared with SilverCrest on a standalone basis, as a result of the combined company’s larger market capitalization, asset and geographical diversification, elimination of single asset risk, technical expertise, greater trading liquidity, enhanced access to capital over the long term and the likelihood of increased investor interest and access to business development opportunities due to the combined company’s larger market presence.

1 This is a non-GAAP performance measure. See “Management Information Circular – Non-GAAP Financial Performance Measures” of the Circular.

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•	Proven Leadership Team. Following the Arrangement, two of the current directors of SilverCrest, Messrs. N. Eric Fier and Pierre Beaudoin, will join the board of the combined company. Management of the combined company will feature proven and experienced mining and business leaders at both the board and executive management levels, along with diverse, high performing teams at the regional and operating sites with a proven track record of maximizing value by delivering long-life and profitable silver and gold mining operations. The combined company will continue its commitment to ESG with a specific focus on water usage, emissions, community and workforce development, and leading governance practices.

•	Fairness Opinions. The Special Committee received a fairness opinion from Scotiabank, and the Board received a fairness opinion from each of Cormark Securities Inc. and Raymond James Ltd., all dated October 3, 2024 to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described under “The Arrangement – Fairness Opinions” in the Circular.

Board Recommendation

The Board, based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the fairness opinions of Cormark Securities Inc. and Raymond James Ltd. (as discussed further in the accompanying Circular) and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received the unanimous recommendation of the Special Committee, which takes into account, among other things, the fairness opinion that the Special Committee received from Scotiabank, has unanimously determined, that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, has unanimously approved the Arrangement and recommends that the Securityholders vote FOR the Arrangement Resolution. The determination of the Special Committee and the Board is based on various factors set forth above and described more fully in the accompanying Circular.

Required Approvals

SilverCrest Securityholder Approval

The Arrangement Resolution, the full text of which is set out in Appendix A to the accompanying Circular, must be approved by at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders and Optionholders being entitled to one vote for each SilverCrest Share and SilverCrest Option, respectively; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding certain SilverCrest Shares required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

Coeur Stockholder Approvals

The issuance of Coeur Shares as Consideration under the Arrangement and the amendment to the certificate of incorporation of Coeur to effect an increase to the number of authorized Coeur Shares (collectively, the “Coeur Stockholder Approvals”) must each be approved by a majority of the votes cast by Coeur Stockholders present in person or represented by proxy and entitled to vote at a meeting of Coeur Stockholders (the “Coeur Meeting”). The Arrangement will not be completed if the Coeur Stockholder Approvals are not obtained.

Regulatory Approvals

Completion of the Arrangement is also subject to certain regulatory approvals, including the approval of the Supreme Court of British Columbia, the conditional approval of the Toronto Stock Exchange in respect of the Arrangement, the approval of the listing and posting for trading of the Coeur Shares to be issued in connection with the Arrangement on the New York Stock Exchange, and the approval of the Federal Competition Commission of Mexico (Comisión Federal de Competencia Económica) pursuant to the Federal Law of Economic Competition (Ley Federal de Competencia Económica). The Arrangement will not proceed if any of such approvals are not obtained.

Support Agreements

Each of the directors and senior officers of SilverCrest have entered into a voting and support agreement with Coeur, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all of the SilverCrest Shares and/or SilverCrest Options

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held or controlled by them FOR the Arrangement Resolution. Securityholders holding approximately 2.3% of the outstanding SilverCrest Shares, and 3.4% of the outstanding SilverCrest Shares and SilverCrest Options collectively, each as of the record date of the Meeting, have entered into voting and support agreements with Coeur.

Each of the directors and senior officers of Coeur have also entered into a voting and support agreement with SilverCrest, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all of the Coeur Shares held or controlled by them in favour of the issuance of Coeur Shares as Consideration under the Arrangement and the related amendment of the authorized share capital in Coeur’s certificate of incorporation. Coeur Stockholders holding approximately 1.5% of the outstanding Coeur Shares as of the record date of the Coeur Meeting, have entered into voting and support agreements with SilverCrest.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE ENCOURAGE YOU TO VOTE PROMPTLY.

The Arrangement is anticipated to be completed late in the first quarter of 2025, subject to obtaining SilverCrest Securityholders’ approval, Coeur Stockholder Approvals, the regulatory approvals detailed above, as well as the satisfaction or waiver of other conditions contained in the Arrangement Agreement. Full details of the Arrangement, as well as detailed information regarding SilverCrest, Coeur and certain pro forma and other information concerning Coeur after giving effect to the Arrangement, are set out in the accompanying Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular, and if you require assistance, consult your financial, legal, tax or other professional advisor.

Regardless of whether Securityholders are attending the Meeting in person or via live webcast, Securityholders are encouraged to promptly submit the enclosed proxy form, or voting instruction form (“VIF”), as applicable. Securityholders may vote online, by telephone or by mail. Pursuant to the interim order of the Supreme Court of British Columbia dated January 8, 2025, proxies to be used at the Meeting, must be received by the Company’s transfer agent, Computershare Investor Services Inc. by no later than 10:00 a.m. (Vancouver time) on February 4, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). See “Information Concerning the Meeting – Proxy Instructions” in the accompanying Circular.

Securityholders that have questions or require further assistance, please contact SilverCrest’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free for Securityholders in North America at 1.877.452.7184, or collect call for Securityholders outside of North America at 416.304.0211; or (ii) email at assistance@laurelhill.com.

On behalf of the Company, I thank all Securityholders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Yours very truly,

/s/ “N. Eric Fier”
N. Eric Fier
Chief Executive Officer and Director

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NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

To be held on February 6, 2025

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “SilverCrest Shares”) of SilverCrest Metals Inc. (“SilverCrest” or the “Company”) and the holders of stock options of the Company (the “Optionholders”, and collectively with the Shareholders, the “Securityholders”) will be held at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia and via live webcast, at 10:00 a.m. (Vancouver time) on February 6, 2025 for the following purposes:

1.	to consider, in accordance with the interim order of the Supreme Court of British Columbia dated January 8, 2025 (the “Interim Order”), and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to which Coeur Mining, Inc. (“Coeur”) will indirectly, among other things, acquire all of the issued and outstanding SilverCrest Shares, the full text of which is set forth in Appendix A to the accompanying management information circular (“Circular”); and
2.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The board of directors of the Company unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

In addition to in-person attendance, the Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Any Securityholder attending the Meeting via the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting. Accordingly, in order that as many SilverCrest Shares and stock options as possible are represented at the Meeting, Securityholders are encouraged to vote their SilverCrest Shares and/or stock options via proxy prior to the proxy cut-off time as further described below.

Pursuant to the Interim Order, the record date is December 19, 2024 (the “Record Date”) for determining Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered Shareholders (“Registered Shareholders”) and Optionholders as of the Record Date are entitled to receive notice of the Meeting (“Notice of Meeting”) and to vote at the Meeting. This Notice of Meeting is accompanied by the Circular, an applicable form of proxy and a letter of transmittal for Registered Shareholders (the “Letter of Transmittal”).

Each SilverCrest Share and SilverCrest Option entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting for each SilverCrest Share and SilverCrest Option, respectively. In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders and Optionholders being entitled to one vote for each SilverCrest Share and SilverCrest Option, respectively; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding certain SilverCrest Shares required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Registered Shareholders and Optionholders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders and Optionholders may also vote online instead of by mail. Pursuant to the Interim Order, proxies, to be used at the Meeting, must be received by Computershare Investor Services Inc. by no later than 10:00 a.m. (Vancouver time) on February 4, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder or Optionholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1. If a Registered Shareholder or Optionholder receives more than one proxy form because such Registered Shareholder or Optionholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

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If your SilverCrest Shares are not registered in your name but are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting.

If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”) attend and vote at the Meeting as your proxy and vote your securities, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF, appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 10:00 a.m. (Vancouver time) on February 4, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

If you are a Registered Shareholder who is not a Dissenting Shareholder (as defined in the Circular), please complete the Letter of Transmittal in accordance with the instructions included therein, sign, date and return it to the depositary, Computershare Investor Services Inc. (the “Depositary”), in the envelope provided, together with the certificates or the direct registration system advices (“DRS Advices”) representing your SilverCrest Shares and any other required documents. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal contains complete instructions on how to exchange your SilverCrest Shares for the Consideration under the Arrangement. You will not receive your Consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal, and the certificate(s) or DRS Advice(s) representing your SilverCrest Shares to the Depositary.

Beneficial Shareholders do not need to complete a Letter of Transmittal and will receive the consideration to which they are entitled under the Arrangement through the intermediary.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their SilverCrest Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8, Attention: Rajit Mittal, by no later than 4:00 p.m. (Vancouver time) on February 4, 2025 (or by 4:00 p.m. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and described in the Circular. The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix B, Appendix C and Appendix K, respectively, of the Circular. Anyone who is a beneficial owner of SilverCrest Shares and who wishes to exercise a right of dissent should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to exercise a right of dissent. Accordingly, a beneficial (non-registered) Shareholder who desires to exercise a right of dissent must make arrangements for the SilverCrest Shares beneficially owned by such holder to be registered in the name of such holder prior to the Record Date or, alternatively, make arrangements for the Registered Shareholder of such SilverCrest Shares to exercise the right of dissent on behalf of such beneficial Shareholder. Optionholders are not entitled to exercise dissent rights. A Registered Shareholder as at the close of business on the Record Date wishing to exercise a right of dissent may only exercise such rights with respect to all SilverCrest Shares registered in the name of such Shareholder. It is recommended that you seek independent legal advice if you wish to exercise a right of dissent. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Dated at Vancouver, British Columbia as of January 8, 2025.

BY ORDER OF THE BOARD

/s/ “N. Eric Fier”

N. Eric Fier
Chief Executive Officer and Director

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FREQUENTLY ASKED QUESTIONS

The following are some questions that you, as a Securityholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Circular. You are urged to read this Circular in its entirety before making a decision related to your SilverCrest Shares or SilverCrest Options, as applicable. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

QUESTIONS RELATING TO THE ARRANGEMENT

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, Coeur acquiring, through Coeur Canadian Sub, all of the issued and outstanding SilverCrest Shares. Pursuant to the Arrangement, Shareholders will be entitled to receive 1.6022 Coeur Shares in exchange for each SilverCrest Share held.

Q:	What will I receive in the Arrangement?

A:	Shareholders

Shareholders (other than Dissenting Shareholders) will be entitled to receive the Consideration, being 1.6022 Coeur Shares in exchange for each SilverCrest Share held.

A:	Optionholders

Pursuant to the Plan of Arrangement, each SilverCrest Option will be exchanged for a Replacement Option to purchase from Coeur such number of Coeur Shares (rounded down to the nearest whole number) equal to the product of: (A) the number of SilverCrest Shares subject to such SilverCrest Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per Coeur Share (rounded up to the nearest whole cent) equal to (X) the exercise price per SilverCrest Share otherwise purchasable pursuant to such SilverCrest Option immediately prior to the Effective Time, divided by (Y) the Exchange Ratio. Except as otherwise provided for, all terms and conditions of the Replacement Options, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option so exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a SilverCrest Option shall thereafter evidence and be deemed to evidence such Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

Q:	How do I receive my Consideration under the Arrangement as a Shareholder?

A:	Each Registered Shareholder must complete the accompanying Letter of Transmittal to receive the Consideration for such Shareholder’s SilverCrest Shares. Beneficial Shareholders should contact their Intermediary for instructions and assistance to receive their Consideration.

Optionholders do not need to take any action upon completion of the Arrangement for their Replacement Options to be issued.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of SilverCrest Securities”.

Q:	When can I expect to receive the Consideration?

A:	Assuming completion of the Arrangement, if you hold your SilverCrest Shares through an Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary through

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procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process. In the case of Registered Shareholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificate(s) or DRS Advice(s) representing SilverCrest Shares and a duly and properly completed Letter of Transmittal, Coeur will cause the Depositary to forward the certificate(s)/DRS Advice(s) representing Coeur Shares to which the Registered Shareholders are entitled by first class mail or at the offices of the Depositary.

The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Advice(s) representing SilverCrest Shares is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received. SilverCrest recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of the Letter of Transmittal and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested, properly insured, is recommended. A Beneficial Shareholder whose SilverCrest Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those SilverCrest Shares.

Shareholders who do not deliver their certificate(s) or DRS Advice(s) representing SilverCrest Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their SilverCrest Shares. A Beneficial Shareholder holding SilverCrest Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Exchange of SilverCrest Securities”.

Q:	Can I exercise my vested SilverCrest Options prior to the Effective Date?
A:	Optionholders who intend to exercise vested SilverCrest Options in advance of the Effective Date are encouraged to do so as soon as possible and, in any event, at least five (5) business days prior to the Effective Date. Please see “The Arrangement – Exchange of SilverCrest Securities – Treatment of SilverCrest Options”.
Q:	As a holder of SilverCrest Options, what documentation do I need to submit to be able to receive the Replacement Options?
A:	Optionholders do not need to submit any documentation or take any action in order to receive the Replacement Options issuable to them under the Arrangement.

Q:	What is the recommendation of the SilverCrest Board of Directors?
A:	After taking into consideration, among other things, the Cormark Fairness Opinion and Raymond James Fairness Opinion (as discussed further in the Circular) and the unanimous recommendation of the Special Committee, which takes into account, among other things, the Scotiabank Fairness Opinion (as discussed further in the Circular), the directors of SilverCrest have unanimously concluded that the Arrangement is in the best interests of the Company and the Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Q:	Why is the SilverCrest Board of Directors making this recommendation?
A:	The Board, based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the Cormark Fairness Opinion and Raymond James Fairness Opinion and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received the unanimous recommendation of the Special Committee, which takes into account, among other things, the Scotiabank Fairness Opinion, has unanimously determined, that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company and has unanimously approved the Arrangement.

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Accordingly, the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. The following are some of the principal reasons for the recommendation:

•	Significant Premium. The Consideration represents an implied value of US$11.34 per SilverCrest Share, being an 18% premium based on the 20-day volume-weighted average prices of the Coeur Shares and SilverCrest Shares, each as at October 3, 2024 on the NYSE and NYSE American, respectively, and a 22% premium to the October 3, 2024 closing price of SilverCrest Shares on the NYSE American, being the last trading day prior to the announcement of the Arrangement. This also represents an all-time high in the value of SilverCrest Shares for Shareholders.

•	Meaningful Exposure to Diverse Asset Portfolio. Current Shareholders will maintain exposure to the Company’s high-grade, low-cost and high-margin Las Chispas Operation and will gain exposure to Coeur’s high quality and diversified portfolio consisting of four robust operating mines in the U.S. and Mexico and an exploration property in Canada, with further potential upside from the district-scale exploration potential of the Combined Company and organic mineral reserve growth. Current Shareholders will hold approximately 37% of the issued and outstanding shares of the Combined Company upon completion of the Arrangement, based on the number of securities of Coeur and SilverCrest issued and outstanding as of October 3, 2024.

•	Creation of a Leading Global Silver Company. The addition of Las Chispas to Coeur’s growing silver production from its recently expanded Rochester mine in Nevada and its Palmarejo underground mine in northern Mexico has the potential to generate significant 2025 silver production of approximately 21 million ounces from five North American operations, with approximately 56% of revenue generated from U.S.-based mines and approximately 40% of revenue from silver. In addition to the significant silver production, it is anticipated that the Combined Company can produce approximately 432,000 ounces of gold in 2025.

•	Strong Cash Flow and Deleveraging of Combined Company. The Combined Company is expected to generate approximately US$700 million of EBITDA[1] and US$350 million of free cash flow[1] in 2025 at lower overall costs and higher overall margins for Coeur. The Combined Company will also have more robust cash flow with the benefit of multiple producing mines in a diversified portfolio. The strong cash flow profile of the Combined Company will be augmented by SilverCrest’s strong balance sheet and no debt which are expected to result in an immediate 40% reduction in the Combined Company’s leverage ratio upon closing of the Arrangement.

•	Strategic Review Process and Value Maximization. The Arrangement with Coeur is the culmination of a comprehensive strategic review process that was initiated following Las Chispas achieving commercial production in late 2022, which process was overseen by the Board initially, and subsequently, the Special Committee, with the assistance of the Company’s financial advisors (including Raymond James initially in late 2022 and the addition of Cormark in 2024). During this process, the Company, through its financial advisors, canvassed numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining status quo, asset purchases, merger of equals, acquisitions and a sale of the Company). This process resulted in the evaluation of over 25 potential strategic opportunities, the execution of more than 15 confidentiality agreements, substantive reviews and site visits of more than 10 mineral properties and multiple site visits hosted at Las Chispas. See “The Arrangement – Background to the Arrangement” for more details on the strategic review process undertaken by the Company. After consultation on the proposed Arrangement with legal and financial advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to SilverCrest, including continuing as an independent entity, potential acquisitions and sales, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe the Arrangement represents SilverCrest’s best prospect for maximizing Shareholder value.

•	Asset Diversification and Elimination of Single Asset Risk. The business, operations, assets, financial condition, operating results and prospects of SilverCrest are subject to significant uncertainty, including, but not limited to, risks associated with SilverCrest’s dependency on the Las Chispas Operation for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Combined Company will be better positioned to pursue a growth and value maximizing strategy as compared with SilverCrest on a standalone basis, as a result of the

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Combined Company’s larger market capitalization, asset and geographical diversification, elimination of single asset risk, technical expertise, greater trading liquidity, enhanced access to capital over the long term and the likelihood of increased investor interest and access to business development opportunities due to the Combined Company’s larger market presence.
•	Proven Leadership Team. Following the Arrangement, two of the current directors of SilverCrest, Messrs. N. Eric Fier and Pierre Beaudoin, will join the board of the Combined Company. Management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive management levels, along with diverse, high performing teams at the regional and operating sites with a proven track record of maximizing value by delivering long-life and profitable silver and gold mining operations. The Combined Company will continue its commitment to ESG with a specific focus on water usage, emissions, community and workforce development, and leading governance practices.

•	Fairness Opinions. The Special Committee received a fairness opinion from Scotiabank, and the Board received a fairness opinion from each of Cormark and Raymond James, all dated October 3, 2024 to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described under “The Arrangement – Fairness Opinions”.

For further information on the reasons for the recommendation of the Board, please see “The Arrangement — Reasons for the Arrangement” and “The Arrangement – Fairness Opinions” in the Circular.

Q:	Has the Company received a fairness opinion in connection with the Arrangement?
A:	Yes. Cormark and Raymond James have each provided a fairness opinion to the Board to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations and qualifications described in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Scotiabank has provided a fairness opinion to the Special Committee that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations and qualifications described in such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Please see “The Arrangement – Fairness Opinions” in the Circular.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders and Optionholders being entitled to one vote for each SilverCrest Share and SilverCrest Option, respectively; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101.

If the Arrangement Resolution is not approved by the Securityholders, the Arrangement will not be completed.

Q:	Who intends to support the Arrangement Resolution?

A:	Directors and senior officers of the Company, holding approximately 2.3% of the outstanding SilverCrest Shares, and 3.4% of the outstanding SilverCrest Shares and SilverCrest Options collectively, each as at the Record Date, have entered into SilverCrest Voting Agreements with Coeur, pursuant to which they have agreed to, among other things, vote FOR the Arrangement Resolution. For more information, please see “The Arrangement – Voting and Support Agreements” in the Circular.

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Q:	Is the approval of Coeur Stockholders required to complete the Arrangement?

A:	Yes. The Coeur Stock Issuance and the Coeur Charter Amendment must each be approved by a majority of the votes cast by Coeur Stockholders present in person or represented by proxy and entitled to vote at the Coeur Meeting.

Directors and senior officers of Coeur, holding approximately 1.5% of the outstanding Coeur Shares as at the record date of the Coeur Meeting, have entered into Coeur Voting Agreements with SilverCrest, pursuant to which they have agreed to, among other things, vote in favour of the Coeur Stock Issuance and Coeur Charter Amendment.

If the Coeur Stock Issuance or the Coeur Charter Amendment is not approved by the Coeur Stockholders, the Arrangement will not be completed.

Q:	In addition to the approval of Securityholders and Coeur Stockholder Approvals, are there any other approvals required for the Arrangement?
A:	Yes, the Arrangement requires the approval of the Court, the approval of NYSE as to the listing of the Coeur Shares to be issued and made issuable pursuant to the Arrangement, and the receipt of all necessary regulatory approvals, including the COFECE Approval. See “The Arrangement – Court Approval of the Arrangement”, “The Arrangement – Exchange Approvals” and “The Arrangement – COFECE Approval” in the Circular.
Q:	What if Securityholders do not approve the Arrangement Resolution?

A:	If the Arrangement Resolution is not approved by the Securityholders, the Arrangement will not be completed.

Pursuant to the terms of the Arrangement Agreement, if the SilverCrest Securityholder Approval is not obtained by the Outside Date, either SilverCrest or Coeur may terminate the Arrangement Agreement and SilverCrest may be required to pay the Expense Reimbursement.

Q:	What if the Court does not approve the Arrangement?
A:	If the approval of the Court is not obtained prior to the Outside Date, the Arrangement will not be completed, even if Securityholders approve the Arrangement Resolution.
Q:	What conditions must be satisfied to complete the Arrangement?
A:	The Arrangement is conditional upon the receipt of, among other things: (i) the SilverCrest Securityholder Approval of the Arrangement Resolution; (ii) the Court’s approval; (iii) the approval of NYSE of the listing of the Coeur Shares to be issued and made issuable pursuant to the Arrangement; (iv) the Coeur Stockholder Approvals; (v) the COFECE Approval; (vi) holders of no more than 5% of SilverCrest Shares exercising Dissent Rights; and (vii) the satisfaction of certain other closing conditions customary for transactions of this nature. For more information, please see “The Arrangement Agreement – Conditions to Closing” in this Circular.
Q:	Do any directors or senior officers of SilverCrest have any interests in the Arrangement that are different from, or in addition to, those of the Securityholders?
A:	In considering the recommendation of the Board to vote in favour of the matters discussed in this Circular, Securityholders should be aware that some of the directors and senior officers of SilverCrest have interests in the Arrangement that are different from, or in addition to, the interests of Securityholders generally. Please see “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

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Q:	Will the SilverCrest Shares continue to be listed on the TSX and the NYSE American after the Arrangement?
A:	No. The SilverCrest Shares will be delisted from the TSX and the NYSE American after the Arrangement has been completed and SilverCrest will become an indirect wholly-owned subsidiary of Coeur. After the Arrangement has been completed, former Shareholders will hold Coeur Shares, which are listed on the NYSE.
Q:	Should I send my SilverCrest Share certificates or DRS Advices now?
A:	You are not required to send your certificates or DRS Advices representing SilverCrest Shares to validly cast your vote in respect of the Arrangement Resolution. Please see “The Arrangement – Exchange of SilverCrest Securities” in this Circular.

Where SilverCrest Shares are evidenced only by a DRS Advice(s), there is no requirement to first obtain a share certificate for those SilverCrest Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advice(s) are required to be delivered to the Depositary in order to surrender those SilverCrest Shares under the Arrangement.

Do not send your Letter of Transmittal and certificate(s)/DRS Advice(s) to SilverCrest. Please follow the delivery instructions set forth in the Letter of Transmittal.

Q:	How will I know when the Arrangement will be implemented?
A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the SilverCrest Securityholder Approval is obtained at the Meeting, the Effective Date is expected to occur late in the first quarter of 2025, subject to the satisfaction or waiver of all the conditions to the completion of the Arrangement. On the Effective Date, SilverCrest will publicly announce that the conditions are satisfied or waived and that the Arrangement has been completed.
Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?
A:	Yes. Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the market price of the SilverCrest Shares and Coeur Shares may be materially adversely affected if the Arrangement is not completed; (iii) the Arrangement Agreement may be terminated in certain circumstances; (iv) the completion of the Arrangement is uncertain and SilverCrest will incur costs and may have to pay the Company Termination Payment or the Expense Reimbursement under certain circumstances; (v) the Combined Company may not recognize certain anticipated benefits of the Arrangement; (vi) the Arrangement may divert the attention of SilverCrest’s management; (vii) the Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire SilverCrest; (viii) SilverCrest is restricted from taking certain actions while the Arrangement is pending; (ix) the Coeur Shares issued in connection with the Arrangement may have a market value different than expected; (x) directors and senior officers of SilverCrest have interests in the Arrangement that may be different from those of Securityholders generally; (xi) Coeur and SilverCrest may be the targets of legal claims, securities class action, derivative lawsuits and other claims; (xii) the Board considered financial projects prepared by SilverCrest management in connection with the Arrangement, and actual performance of Coeur and SilverCrest may differ materially from these projections; (xiii) unaudited pro forma condensed combined financial statements may not be indicative of the results of operations or financial condition of the Combined Company; and (xiv) as a holder of Coeur Shares, you will be subject to the risks associated with an investment in Coeur. Please see “Risk Factors” in this Circular.
Q:	What are the Canadian income tax consequences of the Arrangement?
A:	For a summary of certain material Canadian income tax consequences of the Arrangement, please see “Certain Canadian Federal Income Tax Considerations” in this Circular. Such summary is not intended to be legal or tax advice to any particular Securityholder. Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.
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Q:	What are the U.S. federal income tax consequences of the Arrangement?
A:	For a summary of certain material U.S. federal income tax consequences of the Arrangement, please see “Certain United States Federal Income Tax Consequences of the Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Securityholder. Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.
Q:	What will happen to the SilverCrest Shares that I currently own after completion of the Arrangement?
A:	Upon completion of the Arrangement, certificate(s) or DRS Advice(s) representing SilverCrest Shares will represent only the right of the Registered Shareholder to receive the Consideration for each SilverCrest Share held in accordance with the procedures set out in the Circular. It is expected that trading in SilverCrest Shares on the TSX and NYSE American will cease approximately two to three trading days after completion of the Arrangement and SilverCrest will terminate its status as a reporting issuer under Canadian Securities Laws and as a registrant under U.S. Securities Laws and will cease to be required to file reports with the applicable Canadian Securities Authorities and the SEC. The Coeur Shares are expected to continue to be listed on the NYSE.

QUESTIONS RELATING TO THE MEETING

Q:	When and where is the Meeting?
A:

The Meeting will take place on February 6, 2025 at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia. The Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

Q:	Who is soliciting my proxy?
A:	Your proxy is being solicited by management of SilverCrest. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone and other means of contact. In addition, SilverCrest has engaged Laurel Hill as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or require voting assistance, please contact Laurel Hill by telephone at 1.877.452.7184 (toll-free in North America) or 416.304.0211 (collect outside North America) or by email at assistance@laurelhill.com.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?
A:	Only holders of SilverCrest Shares and SilverCrest Options of record as of the close of business on December 19, 2024, the Record Date for the Meeting, are entitled to receive notice of, attend and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting will be two Shareholders, present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the Meeting.

Q:	How do I vote?
A:	There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder, Optionholder or a Beneficial Shareholder.
•	Registered Shareholders and Optionholders: You must be a Registered Shareholder or Optionholder at the close of business on the Record Date to vote. You may vote in person or by proxy.
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•	Beneficial Shareholders: You may vote or appoint a proxy using the VIF provided to you. Your vote or proxy appointment will be submitted by your bank, trust company, securities broker, trustee, custodian or other nominee who holds SilverCrest Shares on your behalf to the Company.
	Registered Shareholders and Optionholders	Beneficial Shareholders (Common Shares held with a broker, bank or other intermediary.)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

For more information, please see “How do I appoint a third party as my proxyholder?”, and “Information Concerning the Meeting – Appointment of Proxyholders” and “Information Concerning the Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

Q:	How do I know if I am a Registered Shareholder or a Beneficial Shareholder?

A:	You may own SilverCrest Shares in one or both of the following ways:

•	If you are in possession of a physical share certificate or DRS Advice, you are a Registered Shareholder and your name and address are known to us through our Transfer Agent.
•	If you own SilverCrest Shares through an Intermediary, you are a Beneficial Shareholder and you will not have a physical share certificate or a DRS Advice. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most Shareholders are Beneficial Shareholders. Their SilverCrest Shares are registered in the name of an Intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds SilverCrest Shares on their behalf, or in the name of a clearing agency in which the Intermediary is a participant (such as CDS & Co.). Intermediaries have obligations to forward the Meeting materials to such Beneficial Shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Q:	If my SilverCrest Shares are held in the name of an Intermediary, will they automatically vote my SilverCrest Shares for me?
A:	No. Specific voting instructions must be provided. Please see “How do I vote if my SilverCrest Shares are held in the name of an Intermediary?” below.
Q:	How do I vote if my SilverCrest Shares are held in the name of an Intermediary?
A:	Fill in the VIF you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

Only Registered Shareholders or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.

To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a Securityholder) in the blank space provided in the VIF and follow the instructions on returning the form.

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Please see “How do I appoint a third party as my proxyholder?” below for more information on how Beneficial Shareholders can appoint third parties as proxyholders.

Q:	How do I appoint a third party as my proxyholder?
A:	The following applies to Registered Shareholders and Optionholders who wish to appoint a person other than the management nominees set forth in the form of proxy as proxyholder, and Beneficial Shareholders who wish to appoint themselves as proxyholder to participate and vote at the Meeting.

You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Securityholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

Securityholders who wish to appoint a third-party proxyholder to attend or vote at the Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder in accordance with the instructions provided in the proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Q:	How many SilverCrest Securities are entitled to vote?
A:	As of the Record Date, there were 149,188,518 SilverCrest Shares and 2,365,586 SilverCrest Options outstanding and entitled to vote at the Meeting. Each SilverCrest Share and SilverCrest Option entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting for each SilverCrest Share and SilverCrest Option held, respectively. Apart from the approvals required by Shareholders voting alone, the Securityholders will vote together as a single class.
Q:	What if I return my proxy but do not mark it to show how I wish to vote?
A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your SilverCrest Shares and/or SilverCrest Options, as applicable, will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.
Q:	When is the cut-off time for delivery of proxies?
A:	Proxies sent by mail or courier must be delivered to Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy cut-off time is 10:00 a.m. (Vancouver time) February 4, 2025. Online votes submitted via the internet at www.investorvote.com must also be submitted by 10:00 a.m. (Vancouver time) on February 4, 2025. The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

A Beneficial Shareholder exercising voting rights through an Intermediary should consult the VIF from such Beneficial Shareholder’s Intermediary as the Intermediary may have earlier deadlines.

Q:	Can I change my vote after I submitted a signed proxy?
A:	Yes. If you want to change your vote after you have delivered a proxy, you can do so by submitting a new, later dated, proxy before the proxy cut-off time.
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Q:	Am I entitled to Dissent Rights?
A:	If you are a Registered Shareholder as at the close of business on the Record Date who duly and validly exercises Dissent Rights and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of all, but not less than all, of your SilverCrest Shares calculated as of the close of business on the day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than the Consideration per SilverCrest Share that will be paid under the Arrangement.

If you wish to dissent, you must ensure that a written notice is received by SilverCrest not later than 4:00 p.m. (Vancouver time) on February 4, 2025 (or by 4:00 p.m. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and described in the Circular under “The Arrangement – Dissenting Shareholders’ Rights”.

Failure to strictly comply with the requirements set forth in Sections 237 and 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Q:	How can I revoke my proxy?
A:	If you change your vote by submitting a new, later dated, proxy before the proxy cut-off, such change will revoke any previously filed proxy.

Also, you can revoke your proxy without a new vote by signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of SilverCrest at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, or in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Vancouver time) on the last business day before the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your SilverCrest Shares and/or SilverCrest Options, but to do so you must attend the Meeting and follow the procedures for voting in person.

Beneficial Shareholders should follow instructions provided to them by their Intermediary with respect to their VIF.

Q:	Who to Call with Questions
A:	Securityholders who have questions or need assistance with voting their SilverCrest Shares or SilverCrest Options, as applicable, should contact Laurel Hill by telephone at 1.877.452.7184 (toll-free in North America) or 416.304.0211 (collect outside North America) or by email at assistance@laurelhill.com. Please see “Other Information – Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

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MANAGEMENT INFORMATION CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to registered holders of SilverCrest Shares and beneficial owners of SilverCrest Shares through Intermediaries, and to Optionholders.

If you hold SilverCrest Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the SilverCrest Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at January 8, 2025, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the SilverCrest Voting Agreements and the Coeur Voting Agreements are summaries of the terms of those documents and are qualified in their entirety by such terms. Securityholders should refer to the full text of the Arrangement Agreement, the Plan of Arrangement, the SilverCrest Voting Agreements and the Coeur Voting Agreements for complete details of those documents. The Arrangement Agreement and the forms of SilverCrest Voting Agreements and Coeur Voting Agreements appended thereto have been filed by SilverCrest under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Plan of Arrangement is attached as Appendix B to this Circular.

Information Concerning Coeur

The information concerning Coeur and its subsidiaries contained in this Circular has been provided by Coeur for inclusion in this Circular and should be read together with, and is qualified by, the documents filed by Coeur with the SEC and the applicable Canadian Securities Authorities that are incorporated by reference herein. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by Coeur are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by Coeur or any of its subsidiaries or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, Coeur provided the Company with all necessary information concerning Coeur that is required by applicable Laws to be included in this Circular and ensured that such information does not contain any misrepresentations.

Non-GAAP Financial Performance Measures

This Circular and the documents incorporated by reference that relate to SilverCrest present certain measures, including average realized gold and silver price, capital expenditures, adjusted earnings, free cash flow, working capital, operating cash flow before

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change in working capital, treasury assets, cash costs, all-in sustaining costs and operating margin. In addition, this Circular and certain documents incorporated by reference that relate to Coeur and/or the Combined Company present certain measures, including adjusted net income/loss, EBITDA and adjusted EBITDA, free cash flow, operating cash flow before changes in working capital, net debt and leverage ratio and costs applicable to sales.

The foregoing measures (collectively, the “non-GAAP measures”) are not standardized financial measures under IFRS Accounting Standards (in the case of SilverCrest) or under GAAP (in the case of Coeur), and therefore may not be comparable to similar financial measures presented by other issuers. As there is no standardized method of calculating any of these non-GAAP measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards (in the case of SilverCrest) or GAAP (in the case of Coeur).

The reconciliation of the non-GAAP measures used and presented by SilverCrest to the most directly comparable IFRS Accounting Standards measures is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-GAAP Financial Measures” on page 16 of the Company Annual MD&A and “Non-GAAP Financial Measures” on page 14 of the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2024, each of which is incorporated by reference in this Circular and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The reconciliation of the non-GAAP measures used and presented by Coeur to the most directly comparable GAAP measures is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-GAAP Financial Performance Measures” on page 54 of the Coeur Annual Report, which is incorporated by reference in this Circular and available on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

Pro Forma Financial Information

The unaudited pro forma condensed combined financial statements included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma condensed combined balance sheet as at September 30, 2024 gives effect to the Arrangement as if the Arrangement was completed on September 30, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 and for the nine months ended September 30, 2024 give effect to the Arrangement as if all such transactions had closed on January 1, 2023. The unaudited pro forma condensed combined financial statements are based on the respective historical audited consolidated financial statements of SilverCrest and Coeur each as at and for the year ended December 31, 2023, and the unaudited condensed consolidated interim financial statements of SilverCrest and Coeur each as at and for the nine months ended September 30, 2024. The unaudited pro forma condensed combined financial statements should be read together with: (i) the Company Annual Financial Statements incorporated by reference into this Circular, (ii) the Coeur Annual Financial Statements incorporated by reference into this Circular, (iii) the Company Interim Financial Statements incorporated by reference into this Circular, (iv) the Coeur Interim Financial Statements incorporated by reference in this Circular, and (v) other information contained in or incorporated by reference into this Circular. SilverCrest’s historical consolidated annual financial statements were prepared in accordance with IFRS Accounting Standards and historical quarterly statements were prepared in accordance with IAS 34, both of which differ in certain respects from GAAP. Adjustments were made to SilverCrest’s financial statements to convert those from IFRS Accounting Standards to GAAP as well as reclassifications to conform SilverCrest’s historical accounting presentation to Coeur’s accounting presentation. See Appendix J “Unaudited Pro Forma Financial Information” in this Circular.

The final purchase consideration will be based on the closing price per Coeur Share on the closing date of the Arrangement, which could differ materially from the assumed price per Coeur Share used to estimate purchase consideration for the purposes of the unaudited pro forma condensed combined financial statements included in this Circular. For purposes of the unaudited pro forma condensed combined financial statements, such Coeur Shares and equity awards are assumed to remain outstanding as of the closing date of the Arrangement. Further, no effect has been given to any other new SilverCrest Shares or other equity awards that may be issued or granted subsequent to the date of this Circular and before the closing date of the Arrangement. In all cases in which the closing price per Coeur Share is a determining factor in arriving at the final purchase consideration, the stock price assumed for the total preliminary purchase price is the closing price per Coeur Share as of October 3, 2024 ($7.08 per Coeur Share). A hypothetical 10 percent change in the price per Coeur Share as of October 3, 2024, would have an approximate $169.6 million impact on the purchase

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price, which would result in $169.6 million additional goodwill or a reduction to goodwill of $169.6 million. The closing price of Coeur Shares on the NYSE on January 7, 2025, the last trading day prior to the date of the Circular, was $6.13.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition and results of operations following completion of the Arrangement would have been had the Arrangement occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of the Combined Company following completion of the Arrangement. The actual financial position and results of operations of the Combined Company following completion of the Arrangement may differ significantly from the pro forma amounts reflected in the unaudited pro forma condensed combined financial statements due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Coeur believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial information. The actual adjustments to the consolidated financial statements of Coeur upon closing of the Arrangement will depend on a number of factors, including, among others, the price of Coeur Shares used to value the Consideration, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Management Information Circular – Forward-Looking Information” and “Risk Factors”.

Presentation of Financial Information and Currency Exchange Rates

Both SilverCrest and Coeur report in U.S. dollars. The historical financial statements and all other financial information of SilverCrest and Coeur included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards (in the case of SilverCrest) or GAAP (in the case of Coeur).

The financial statements of SilverCrest and Coeur were each audited in accordance with the standards of the PCAOB. The unaudited pro forma condensed combined financial information included in this Circular are reported in U.S. dollars and have been prepared by Coeur management in accordance with the recognition and measurement principles of GAAP.

In this Circular, references to “$” or “US$” are to amounts in United States dollars and references to “C$” are to amounts in Canadian dollars, unless otherwise indicated.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31		Nine months ended September 30
	2023 C$	2022 C$	2024 C$	2023 C$
High	1.3875	1.3856	1.3858	1.3807
Low	1.3128	1.2451	1.3316	1.3128
Average	1.3497	1.3013	1.3604	1.3457
Closing	1.3226	1.3544	1.3499	1.3520

On October 3, 2024, the business day immediately prior to the announcement of the Arrangement, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3540 or C$1.00 = US$0.7386. On January 7, 2025, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.4340 or C$1.00 = US$0.6974.

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Scientific and Technical Information

All mineral reserves and mineral resources for SilverCrest have been estimated in accordance with the standards of the CIM and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the Las Chispas Operation which is the sole mineral property considered to be material to the Company are contained in the Company AIF incorporated by reference into this Circular, and the Company Technical Report is available under SilverCrest’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. See “Information Concerning SilverCrest – Interests of Experts”.

Cautionary Note to Securityholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards.

In contrast, the SEC’s rules for disclosure regarding mineral properties, including with respect to estimates of mineral reserves and mineral resources, are set for in subpart 1300 of Regulation S-K (“Subpart 1300”), which differs in certain material respects from NI 43-101. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under Subpart 1300. Accordingly, readers are cautioned that information regarding the Company’s mineral properties, including with respect to estimates of mineral reserves and mineral resources, contained or incorporated by reference herein are not directly comparable with, and may differ in certain material respects from, similar information disclosed by United States companies that disclose information regarding mineral properties in accordance with Subpart 1300.

Information for U.S. Securityholders

The Company is a corporation existing under the laws of British Columbia and is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers, and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Securities Laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Securityholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. Securities Laws.

THE COEUR SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Coeur Shares and Replacement Options are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the

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right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on January 8, 2025 and, subject to the approval of the Arrangement by the Securityholders, a hearing of the application for the Final Order is currently scheduled to take place on February 11, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. All Securityholders are entitled to appear and be heard at this hearing. The Final Order will be relied upon as a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Coeur Shares and Replacement Options to be received by Securityholders pursuant to the Arrangement in exchange for their SilverCrest Shares and SilverCrest Options, respectively. Prior to the hearing on the Final Order, the Court will be informed that the parties will so rely upon the Final Order.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Replacement Options. As a result, the Coeur Shares issuable upon exercise of the Replacement Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws, if any, or pursuant to a registration statement under the U.S. Securities Act.

This Arrangement has not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular.

Securityholders in the United States should be aware that the financial statements and financial information of the Company are prepared in accordance with IFRS Accounting Standards (annual statements) and IAS 34 (quarterly statements), which differ in certain material respects from GAAP and thus may not be comparable in all respects to financial statements and information of United States companies.

Securityholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. U.S. Securityholders should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that SilverCrest is incorporated outside the United States, that some or all of SilverCrest’s officers and directors and the experts named herein are not residents of the United States, and that all or a substantial portion of the assets of SilverCrest and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon SilverCrest, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by SilverCrest or Coeur.

Forward-Looking Information

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” or the negative of such terms and similar

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expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of SilverCrest and Coeur in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the process and timing of delivery of the Consideration to Securityholders following the Effective Time; the receipt of the SilverCrest Securityholder Approval and Coeur Stockholder Approvals; the receipt of the COFECE Approval; the anticipated tax treatment of the Arrangement for Securityholders; statements made in, and based upon the Fairness Opinions; statements relating to the business of Coeur, SilverCrest and the Combined Company after the date of this Circular and prior to, and after, the Effective Time; the impact of the Arrangement on employees and local stakeholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the amounts received by the directors and senior officers of SilverCrest under the Arrangement; de-listing of the SilverCrest Shares from the TSX and NYSE American; ceasing of reporting issuer status of SilverCrest; the listing of the Coeur Shares issuable pursuant to the Arrangement on the NYSE; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act for the securities issuable pursuant to the Arrangement; the transfer restrictions (or lack thereof) with respect to the Coeur Shares issued to Shareholders upon the completion of the Arrangement; the liquidity of Coeur Shares following the Effective Time; the market price of Coeur Shares; the number of Coeur Shares expected to be issued pursuant to the Arrangement; the expected ownership of Coeur Shares by Shareholders and existing Coeur Stockholders upon completion of the Arrangement; anticipated developments in the operations of SilverCrest and Coeur; expectations regarding the growth of Coeur and the Combined Company, including the Combined Company’s future financial condition, results of operations, strategy and plans; the ability of the Combined Company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the Combined Company to finance operations in the manner expected; the business prospects and opportunities of SilverCrest, Coeur and the Combined Company; estimates of mineral resources and mineral reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of SilverCrest, Coeur and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular, the Company has provided such forward-looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary Court, COFECE, Securityholder, Coeur Stockholder and other third party approvals; the listing of the Coeur Shares to be issued in connection with the Arrangement on the NYSE; no material adverse change in the market price of silver, gold and other metal prices; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Coeur’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Coeur; sustained labour stability and availability of equipment; the maintaining of positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, Securityholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of risks, uncertainties and factors. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Coeur to obtain the necessary regulatory, Court, Securityholder, Coeur Stockholder, COFECE and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; if a third party makes a Company Superior Proposal, the Arrangement may not be completed and the Company may be required to pay the Company Termination Payment or the Expense Reimbursement; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Company Termination

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Payment to Coeur, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of silver and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the heading “Risk Factors” and elsewhere in the Circular, including in the documents incorporated by reference in the Circular.

Securityholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports filed by the Company and Coeur with applicable Canadian Securities Authorities (which are available under each of the Company’s and Coeur’s respective SEDAR+ profile at www.sedarplus.ca) and with the SEC (which are available on EDGAR at www.sec.gov).

The forward-looking statements and information contained in this Circular are made as of the date hereof and SilverCrest and Coeur undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws and readers should also carefully consider the matters discussed under the heading “Risk Factors”, “Information Concerning the Combined Company” and the risks described in the Coeur Annual Report and the Company AIF and other documents incorporated by reference herein. All forward-looking statements contained in Appendix H and elsewhere in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and the Company’s management discussion and analysis for the year ended December 31, 2023 are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You can obtain additional documents related to the Company without charge on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.silvercrestmetals.com.

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GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

Acquisition Proposal	In respect of a Party, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than the other Party or any controlled affiliate of the other Party), whether written or oral, made after October 3, 2024, relating to: (a) any direct or indirect sale or disposition (or any joint venture, lease, license, long-term supply agreement, royalty agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) assets of such Party and or one or more of its Subsidiaries (including shares of Subsidiaries of such Party) that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole and measured by the fair market value thereof, or (B) contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of such Party); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party); or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving such Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party).

affiliate	Has the meaning ascribed thereto in NI 45-106 in force as of the date of the Arrangement Agreement, unless otherwise indicated.

allowable capital loss	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Amalco	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

Amalgamation	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

Applicable Federal Rate	The interest rate provided for under Section 1274(d) of the Code.

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Arrangement	The arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both SilverCrest and Coeur, each acting reasonably).

Arrangement Agreement	The arrangement agreement dated October 3, 2024 among Coeur, SilverCrest, Coeur Canadian Sub, Coeur U.S. Sub and Company Mexican Sub, including the schedules attached thereto, the Coeur Disclosure Letter and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

Arrangement Resolution	The special resolution to be considered, and, if thought fit, passed by the Securityholders at the Meeting to approve the Arrangement, substantially in the form and content of Appendix A to this Circular.

Authorization	In respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person.

BCBCA	Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time.

Beneficial Shareholder	A person who holds SilverCrest Shares through an Intermediary or who otherwise does not hold SilverCrest Shares in the Person’s name.

Board	The board of directors of the Company, as constituted from time to time.

Board Recommendation	The unanimous recommendation of the Board that the Securityholders vote FOR the Arrangement Resolution.

Broadridge	Broadridge Financial Solutions, Inc.

Bullion	All gold bullion and silver bullion, whether finished goods produced by or on behalf of the Company and its affiliates or acquired from third parties.

business day	Any day, other than a Saturday, a Sunday or a statutory or civic holiday in New York, New York, Mexico City, Mexico or Vancouver, British Columbia.

Canadian Securities Authorities	British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada.

Canadian Securities Laws	Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder).

Capital Gains Tax Proposals	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Cassels	Cassels Brock & Blackwell LLP, Canadian counsel to SilverCrest.

CCPC	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax”.

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Chair	The Person responsible for overseeing and facilitating the Meeting.

Change in Recommendation	A Company Change in Recommendation or a Coeur Change in Recommendation, as the context requires.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Definition Standards	CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

Circular	This management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments or supplements hereof.

Code	United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Coeur	Coeur Mining, Inc., a company existing under the DGCL.

Coeur Annual Financial Statements	“Financial Statements and Supplementary Data” in the Coeur Annual Report.

Coeur Annual Report	Form 10-K annual report of Coeur filed February 19, 2024 for the fiscal year ended December 31, 2023.

Coeur Board	The board of directors of Coeur, as constituted from time to time.

Coeur Board Recommendation	The unanimous recommendation of the Coeur Board that the Coeur Stockholders vote in favour of the Coeur Charter Amendment and Coeur Stock Issuance.

Coeur Canadian Sub	1504648 B.C. Unlimited Liability Company, an unlimited liability corporation existing under the BCBCA, which is a wholly-owned subsidiary of Coeur.

Coeur Change in Recommendation	Any of the following acts, if done by Coeur or its subsidiaries: (a) adopting, approving, publicly endorsing or publicly recommending or publicly proposing to adopt, approve, endorse or recommend, any Acquisition Proposal, (b) withdrawing, changing, amending, modifying or qualifying, or otherwise publicly proposing to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Coeur Board Recommendation, (c) if an Acquisition Proposal has been publicly disclosed, failing to publicly recommend against any such Acquisition Proposal within ten (10) business days after the Company’s written request that Coeur or the Coeur Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Company, such rejection of such Acquisition Proposal) and reaffirming the Coeur Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the then-scheduled Coeur Meeting, fail to take the actions referred to in this definition, with references to the applicable ten (10) business day period being replaced with three (3) business days), (d) failing to include the Coeur Board Recommendation in the Coeur Proxy Statement, (e) approving or authorizing, or causing or permit Coeur or any Coeur subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in

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accordance with Section 8.3(d) of the Arrangement Agreement) or (f) committing to or agreeing to do any of the foregoing.

Coeur Charter Amendment	Amendment to the certificate of incorporation of Coeur to effect an increase to the number of authorized Coeur Shares to 900,000,000 Coeur Shares.

Coeur Disclosure Letter	The disclosure letter dated October 3, 2024 (including all schedules, exhibits and appendices thereto) and executed by Coeur and delivered to SilverCrest concurrently with the execution of the Arrangement Agreement.

Coeur Incentive Awards	All outstanding restricted share units, performance share units, options and any other awards made in accordance with the Coeur Incentive Plan.

Coeur Incentive Plan	Collectively, the Amended & Restated Coeur Mining, Inc. 2018 Long-Term Incentive Plan effective as of May 11, 2021 and applicable form of award agreements thereunder.

Coeur Initial Proposal	See “The Arrangement – Background to the Arrangement”.

Coeur Interim Financial Statements	“Financial Statements” in the Coeur Quarterly Report.

Coeur LOI	See “The Arrangement – Background to the Arrangement”.

Coeur Material Adverse Effect	Any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of Coeur and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of Coeur with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of Coeur (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Coeur Material Adverse Effect may be taken into account in determining whether a Coeur Material Adverse Effect has occurred); (c) any change affecting the gold and silver mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold or silver or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any change or prospective change after October 3, 2024 in GAAP or changes or prospective changes in applicable law or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of Coeur to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Coeur Material Adverse Effect may be considered to determine whether such failure constitutes a Coeur Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after October 3, 2024 (including with respect to Taxes); provided, however, that with

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respect to clauses (c), (d), (e), (f), (g), (h) and (j), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on Coeur and its Subsidiaries, taken as a whole, compared to other entities operating in the industries in which Coeur and its Subsidiaries operate (in which case the incremental disproportionate effect may be taken into account in determining whether there has been a Coeur Material Adverse Effect, and only to the extent otherwise permitted by this definition).

Coeur Material Contract	Any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Coeur Material Adverse Effect; (b) under which Coeur or any of is Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course) in excess of $9 million in the aggregate; (c) relating to indebtedness for borrowed money of Coeur or any of is Subsidiaries or any guarantee by Coeur or any of its Subsidiaries of any other Person’s indebtedness for borrowed money, with an outstanding principal amount in excess of $15 million; (d) that is a material partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement in respect of any Person that is not a wholly-owned Subsidiary of Coeur (other than any such agreement or arrangement relating to the operation or business of a Coeur Property in the ordinary course and which is not material with respect to such Coeur Property); (e) under which Coeur or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $9 million in the aggregate; (f) that limits or restricts Coeur or any of Coeur Material Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) that contains any right on the part of any third party to acquire Mineral Rights or other property rights from Coeur or any of its Subsidiaries that are material to Coeur and its subsidiaries, taken as a whole, or that form any part of Coeur Mineral Interests which are material to Coeur and its Subsidiaries, taken as a whole; (h) that contains any rights on the part of Coeur or any of its Subsidiaries to acquire Mineral Rights or other property rights from any third party that, if acquired, would be material to Coeur and its Subsidiaries, taken as a whole; (i) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of $15 million; (j) that is an agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups, in each case, that is material to Coeur and its Subsidiaries, taken as a whole; (k) that is a registration rights agreement; (l) an earn-in, back-in, right of first refusal or right first offer in respect of Coeur Mineral Interests; and (o) that is material to Coeur and its Subsidiaries, taken as a whole, and related to the operation of, or the exploitation, extraction or production of metals from, Coeur Mineral Interests; and for greater certainty, includes Coeur Material Contracts listed in the Coeur Disclosure Letter.

Coeur Material Subsidiaries	The Subsidiaries of Coeur set out in the Coeur Disclosure Letter.

Coeur Meeting	The meeting of the Coeur Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider Coeur Charter Amendment, Coeur Stock Issuance and for any other purpose as may be set out in the Coeur Proxy Statement.

Coeur Mineral Interests	Collectively, all material real property owned by Coeur and its Subsidiaries, all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by Coeur and its Subsidiaries, in connection with the operation of the business of Coeur and its Subsidiaries as it is now being conducted and all Mineral Rights, concessions, leases or claims of Coeur that are material to operation to their business as currently conducted.

Coeur Projections	See “Risk Factors – Risks Relating to the Arrangement”.

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Coeur Properties	(a) All material real property owned by Coeur and its Subsidiaries; and (b) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by Coeur or its Subsidiaries, in each case, in connection with the operation of the business of Coeur and its Subsidiaries as it is now being conducted.

Coeur Proxy Statement	The proxy statement on Schedule 14A to be distributed to the Coeur Stockholders, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Coeur Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

Coeur Quarterly Report	Form 10-Q quarterly report of Coeur filed November 6, 2024 for the nine months ended September 30, 2024.

Coeur Shares	Shares of common stock, par value $0.01 per share, of Coeur.

Coeur Stock Issuance	The issuance of the Coeur Shares as Consideration under the Plan of Arrangement.

Coeur Stockholder Approvals	The approval of the (i) Coeur Stock Issuance by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Coeur Meeting in accordance with Section 312.03(c) and Section 312.07 of the NYSE Listed Company Manual, and (ii) Coeur Charter Amendment by the affirmative vote of Coeur Stockholders required by the certificate of incorporation of Coeur and the DGCL at the Coeur Meeting.

Coeur Stockholders	Holders of Coeur Shares.

Coeur Superior Proposal	A bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of Coeur and its Subsidiaries that did not result from a breach of Section 8.1 of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Coeur Board, acting in good faith (after consultation with Coeur’s legal and financial advisors); (c) that is not, as of the date that Coeur provides a Coeur Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Coeur Board (after consultation with Coeur’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Coeur Stockholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by the Company pursuant to Section 8.4(b) of the Arrangement Agreement).

Coeur Termination Payment	$100,000,000.

Coeur Termination Payment Event	See “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”.

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Coeur U.S. Sub	Coeur Rochester, Inc., a company existing under the DGCL, which is a wholly-owned subsidiary of Coeur.

Coeur Voting Agreements	The voting and support agreements between SilverCrest and the Coeur Stockholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Coeur Shares in favour of the Coeur Charter Amendment and Coeur Stock Issuance.

COFECE	Federal Competition Commission of Mexico (Comisión Federal de Competencia Económica), or the body or department that replaces it.

COFECE Approval	The unconditional approval of the concentration consisting in the transactions contemplated in the Arrangement Agreement issued by COFECE, pursuant to the provisions set forth in the Mexican Antitrust Law (Ley -Federal de Competencia Económica).

Combined Company	Coeur following completion of the Arrangement.

Company or SilverCrest	SilverCrest Metals Inc., a company existing under the BCBCA.

Company AIF	Annual information form of SilverCrest dated March 11, 2024 for the year ended December 31, 2023.

Company Annual Financial Statements	Audited consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2023, including the notes thereto.

Company Annual MD&A	Management’s discussion and analysis of SilverCrest for the fiscal year ended December 31, 2023.

Company Budget	Forecasted 2024 and 2025 capital and operating budget of the Company and its Subsidiaries, as set forth in the Company Disclosure Letter.

Company Canadian Sub	NorCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada, that is a direct wholly owned subsidiary of the Company.

Company Canadian Sub Shares	The common shares in the authorized share structure of Company Canadian Sub.

Company Change in Recommendation	Any of the following acts, if done by the Company or its subsidiaries: (a) adopting, approving, publicly endorsing or publicly recommending or publicly proposing to adopt, approve, endorse or recommend, any Acquisition Proposal, (b) withdrawing, changing, amending, modifying or qualifying, or otherwise publicly proposing to withdraw, change, amend, modify or qualify, in a manner adverse to Coeur, the Board Recommendation, (c) if an Acquisition Proposal has been publicly disclosed, failing to publicly recommend against any such Acquisition Proposal within ten (10) business days after Coeur’s written request that the Company or the Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Coeur, such rejection of such Acquisition Proposal) and reaffirming the Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the then-scheduled Meeting, failing to take the actions referred to in this definition, with references to the applicable ten (10) business day period being replaced with three (3) business days), (d) failing to include the Board Recommendation in the Circular, (e) approving or authorizing, or causing or permitting the Company or any Company subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable

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confidentiality agreement entered into in accordance with Section 7.3(d) of the Arrangement Agreement) or (f) committing to or agreeing to do any of the foregoing.

Company Credit Agreement	The credit agreement dated November 29, 2022 between, amongst others, the Company as borrower, The Bank of Nova Scotia as administrative agent, The Bank of Nova Scotia and Bank of Montreal as joint lead arrangers and joint bookrunners, Bank of Montreal as the syndication agent and the lenders thereto from time to time.

Company Director Nominees	Messrs. N. Eric Fier and Pierre Beaudoin.

Company Disclosure Letter	The disclosure letter dated October 3, 2024 (including all schedules, exhibits and appendices thereto) and executed by the Company and delivered to Coeur concurrently with the execution of the Arrangement Agreement.

Company DSU Plan	Deferred share unit plan of the Company effective December 19, 2019.

Company Equity Incentive Plans	Collectively, the Company Share Unit Plan, the Company Option Plans and the Company DSU Plan.

Company Financial Statements	Collectively, the Company Annual Financial Statements and Company Interim Financial Statements.

Company Incentive Awards	Collectively, the SilverCrest DSUs, SilverCrest RSUs, SilverCrest Options and SilverCrest PSUs.

Company Interim Financial Statements	Interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2024, including the notes thereto.

Company Loan	See “Summary – The Arrangement”.

Company Material Adverse Effect	Any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of the Company (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any change affecting the gold and silver mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold or silver or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any change or prospective change after the date hereof in IFRS or changes or prospective changes in applicable Law or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of the Company to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other

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financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be considered to determine whether such failure constitutes a Company Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes); provided, however, that with respect to clauses (c), (d), (e), (f), (g), (h), (j) and (k), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other entities operating in the industries in which the Company and its Subsidiaries, taken as a whole, operate (in which case the incremental disproportionate effect may be taken into account in determining whether there has been a Company Material Adverse Effect, and only to the extent otherwise permitted by this definition).

Company Material Contract	Any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course) in excess of $3 million in the aggregate; (c) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person’s indebtedness for borrowed money, with an outstanding principal amount in excess of $5 million; (d) that is a material partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement in respect of any Person that is not a wholly-owned Subsidiary of the Company (other than any such agreement or arrangement relating to the operation or business of a Company Property in the ordinary course and which is not material with respect to such Company Property); (e) under which the Company or any of its Subsidiaries is obligated to make payments to, or expects to receive payments from, a third party on an annual basis in excess of $5 million in the aggregate; (f) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) that contains any right on the part of any third party to acquire Mineral Rights or other property rights from the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, or that form any part of the Company Mineral Interests which are material to the Company and its Subsidiaries, taken as a whole; (h) that contains any rights on the part of the Company or any of its Subsidiaries to acquire Mineral Rights or other property rights from any third party that, if acquired, would be material to the Company and its Subsidiaries, taken as a whole; (i) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of $3 million; (j) that is an agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups, in each case, that is material to the Company and its Subsidiaries, taken as a whole; (k) that is a registration rights agreement; (l) an earn-in, back-in, right of first refusal or right first offer in respect of the Company Mineral Interests; and (o) that is material to the Company and its Subsidiaries, taken as a whole, and related to the operation of, or the exploitation, extraction or production of metals from, the Company Mineral Interests; and, for greater certainty, includes the Company Material Contracts listed in the Company Disclosure Letter.

Company Mexican Sub	Compañía Minera La Llamarada, S.A. De C.V., an indirect wholly-owned Mexican Subsidiary of the Company.

Company Mineral Interests	Collectively all material real property owned by the Company and its Subsidiaries, all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted and all Mineral Rights, concessions, leases or claims of the Company and its

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Subsidiaries that are material to operation to their business as currently conducted.

Company Option Plans	Collectively, the Legacy Company Option Plan and the New Company Option Plan.

Company Property	(a) All material real property owned by the Company and its Subsidiaries; and (b) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted.

Company PSUs	The outstanding performance share units granted under the Company Share Unit Plan.

Company Share Unit Plan	Equity share unit plan of the Company effective June 3, 2021.

Company Standstill Agreement	A Contract entered into by the Company and/or any of its Subsidiaries that currently, or after the Effective Time, other than a confidentiality and standstill agreement permitted by Section 7.3 of the Arrangement Agreement, restricts the ability of the Company or any of its Subsidiaries to offer to purchase the assets or equity securities of another Person.

Company Superior Proposal	A bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of the Company and its Subsidiaries that did not result from a breach of Section 7.1 of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Board, acting in good faith (after consultation with the Company’s legal and financial advisors); (c) that is not, as of the date that the Company provides a Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Board (after consultation with the Company’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by Coeur pursuant to Section 7.4(b) of the Arrangement Agreement).

Company Technical Report	The technical report prepared for the Company entitled “Las Chispas Operation Technical Report” with an effective date of July 19, 2023 and a report date of September 5, 2023.

Company Termination Payment	$60,000,000.

Company Termination Payment Event	See “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”.

Confidentiality Agreement	The mutual confidentiality agreement between Coeur and SilverCrest dated April 17, 2024.

Consideration	Consideration to be received by the Shareholders pursuant to the Plan of Arrangement, being 1.6022 Coeur Shares for each SilverCrest Share held, as adjusted for fractional shares.

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Consideration Shares	Coeur Shares to be issued to Shareholders pursuant to the Plan of Arrangement.

Continuing Employees	See “The Arrangement Agreement – Certain Employee Matters”.

Contract	Any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

Controlling Individual	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

Cormark	Cormark Securities Inc., co-financial advisor to SilverCrest.

Cormark Fairness Opinion	The opinion of Cormark to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

Court	Supreme Court of British Columbia.

CRA	Canada Revenue Agency.

De Minimis Exclusion	See “The Arrangement – MI 61-101”

Depositary	Computershare Investor Services Inc.

DGCL	Delaware General Corporation Law, as amended from time to time.

Dissent Rights	Rights of dissent exercisable by Registered Shareholders as of the Record Date in respect of the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

Dissent Shares	All SilverCrest Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly given a notice of dissent.

Dissenting Non-Resident Holder	See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

Dissenting Resident Holder	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

Dissenting Shareholder	A Registered Shareholder as at the close of business on the Record Date that duly and validly exercises Dissent Rights, in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and Plan of Arrangement, in respect of all SilverCrest Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

DRS Advices	Direct registration system advices representing SilverCrest Shares.

EDGAR	Electronic Data Gathering, Analysis, and Retrieval.

Effective Date	The date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement.

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Effective Time	9:00 a.m. Toronto time on the Effective Date, or such other time as Coeur and SilverCrest agree to in writing before the Effective Date.

Electing Shareholder	See “Certain United States Federal Income Tax Consequences of the Arrangement – Passive Foreign Income Company Considerations – Consequences of PFIC Status”.

Employment Agreements	See “The Arrangement – Interest of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”.

Exchange Ratio	1.6022.

Excluded Benefits	See “The Arrangement Agreement – Certain Employee Matters”.

Excluded Shares	2,064,075 SilverCrest Shares held by Mr. N. Eric Fier.

Exclusivity Period	See “The Arrangement – Background to the Arrangement”.

Expense Reimbursement	Up to $17,000,000.

Extended Exclusivity Period	See “The Arrangement – Background to the Arrangement”.

Fairness Opinions	Collectively, the Cormark Fairness Opinion, Raymond James Fairness Opinion and Scotiabank Fairness Opinion.

Final Order	Final order of the Court contemplated by Section 2.7 of the Arrangement Agreement, in a form and substance acceptable to the Company and Coeur, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Coeur, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both SilverCrest and Coeur, each acting reasonably) on appeal.

GAAP	Generally accepted accounting principles in the United States.

Goodmans	Goodmans LLP, Canadian counsel to Coeur.

Governmental Entity	(a) Any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

GRE	Global Resource Engineering Ltd.

Holder	See “Certain Canadian Federal Income Tax Considerations”.

IAS 34	International Accounting Standard 34, Interim Financial Reporting

IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board.

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In-The-Money Value	In respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option.

Independent Committee Exclusion	See “The Arrangement – MI 61-101”.

Initial Outside Date	May 19, 2025.

Interim Order	Interim order of the Court, attached as Appendix C to this Circular, issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement and the Replacement Options granted pursuant to Section 2.3(g) of the Plan of Arrangement, in a form and substance acceptable to SilverCrest and Coeur, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of SilverCrest and Coeur, each acting reasonably.

Intermediary	Collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

IRS	United States Internal Revenue Service.

Las Chispas Operation	The Company’s Las Chispas silver and gold operation located near Hermosillo, Sonora, Mexico.

Laurel Hill	Laurel Hill Advisory Group, the Company’s proxy solicitation agent for the Meeting.

Laws	All laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities.

Legacy Company Option Plan	The legacy stock option plan of the Company effective August 24, 2015, as amended.

Letter of Transmittal	The letter of transmittal sent to the Registered Shareholders for use in connection with the Arrangement.

Liens	Any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

LOI Amendment	See “The Arrangement – Background to the Arrangement”.

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Mark-to-Market Election	See “Certain United States Federal Income Tax Consequences of the Arrangement – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Passive Foreign Investment Company Considerations”.

Matching Period	See “The Arrangement Agreement – Covenants Regarding Non-Solicitation and Acquisition Proposals – Superior Proposals and Right to Match”.

Maverick	Maverick Mining Consultants Inc.

Maverick Agreement	See “The Arrangement – Interest of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus – N. Eric Fier (through Maverick)”.

Meeting	The special meeting of the Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

Mexican Antitrust Law	Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico.

MI 61-101	Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Mineral Rights	All rights, whether contractual or otherwise, for the exploration for or exploitation of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights.

New Company Option Plan	The stock option plan of the Company effective June 15, 2022, as amended.

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NI 45-106	National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

NOBO	See “Information Concerning The Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

non-GAAP measures	See “Management Information Circular – Non-GAAP Financial Performance Measures”.

Non-Resident Holder	See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

non-U.S. Holder	A beneficial owner of SilverCrest Shares at the time of the Arrangement and, to the extent applicable, Coeur Shares following the Arrangement that is not a U.S. Holder.

Notice of Dissent	See “Plan of Arrangement – Dissenting Shareholders’ Rights”.

Notice Shares	See “Plan of Arrangement – Dissenting Shareholders’ Rights”.

NYSE	New York Stock Exchange.

NYSE American	NYSE American Stock Exchange.

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OBO	See “Information Concerning The Meeting – Advice to Beneficial (Non-Registered) Shareholders”.

Optionholders	The holders of SilverCrest Options.

Outside Date	The Initial Outside Date, provided, however, that if (x) the Effective Time has not occurred by such date as a result of the COFECE Approval not having been obtained and (y) all other closing conditions in the Arrangement Agreement have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time) or (to the extent permitted by law) waived, the Outside Date will be extended to August 19, 2025.

Parties	Collectively, Coeur, SilverCrest, Coeur Canadian Sub, Coeur U.S. Sub and Company Mexican Sub, and “Party” means any of them, as the context requires.

Party 1	See “The Arrangement – Background to the Arrangement”.

Party 1 Counterproposal	See “The Arrangement – Background to the Arrangement”.

Party 1 Proposal	See “The Arrangement – Background to the Arrangement”.

Paul, Weiss	Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to SilverCrest.

PCAOB	Public Company Accounting Oversight Board (United States).

Period 1	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Period 2	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Person	An individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

PFIC	See “Certain United States Federal Income Tax Consequences of the Arrangement – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Passive Foreign Investment Company Considerations”.

Plan of Arrangement	The plan of arrangement of the Company, substantially in the form of Appendix B to this Circular, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of SilverCrest and Coeur, each acting reasonably.

Projections	See “Risk Factors – Risks Relating to the Arrangement”.

Proposed Amendments	See “Certain Canadian Federal Income Tax Considerations”.

QEF Election	See “Certain United States Federal Income Tax Consequences of the Arrangement – U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders – Passive Foreign Investment Company Considerations”.

Raymond James	Raymond James Ltd., co-financial advisor to SilverCrest.

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Raymond James Fairness Opinion	The opinion of Raymond James to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

Record Date	The record date for determining the Securityholders entitled to receive notice of and to vote at the Meeting, being the close of business on December 19, 2024 (Vancouver time) pursuant to the Interim Order.

Registered Plan	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

Registered Shareholder	A registered holder of SilverCrest Shares as recorded in the shareholder register of the Company.

Regulations	See “Certain Canadian Federal Income Tax Considerations”.

Replacement Options	Options to acquire Coeur Shares to be issued in exchange for SilverCrest Options pursuant to the Plan of Arrangement.

Representatives	With respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors.

Request for Additional Information	See “The Arrangement Agreement – COFECE Approval”.

Request for Basic Information	See “The Arrangement Agreement – COFECE Approval”.

Resident Holder	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

Rule 144	Rule 144 under the U.S. Securities Act.

Scotiabank	Scotia Capital Inc., independent financial advisor to the Special Committee.

Scotiabank Fairness Opinion	The opinion of Scotiabank to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

SEC	United States Securities and Exchange Commission.

Securities Act	Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

Securities Laws	Canadian Securities Laws and U.S. Securities Laws.

Securityholders	Collectively, the Shareholders and Optionholders.

SEDAR+	System for Electronic Document Analysis and Retrieval.

Shareholders	Registered and/or beneficial holders of SilverCrest Shares, as the context requires.

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SilverCrest DSUs	Outstanding deferred share units granted under the Company DSU Plan and the Company Share Unit Plan.

SilverCrest Options	Outstanding options to purchase SilverCrest Shares granted under the Company Option Plans.

SilverCrest Projections	See “Risk Factors – Risks Relating to the Arrangement”.

SilverCrest PSUs	Outstanding performance share units granted under the Company Share Unit Plan.

SilverCrest RSUs	Outstanding restricted share units granted under the Company Share Unit Plan.

SilverCrest Securityholder	Collectively, the Optionholders and the SilverCrest Shareholders.

SilverCrest Securityholder Approval	The approval of the Arrangement Resolution by at least:
	(i)	66⅔% of the votes cast by Shareholders present in person or by proxy at the Meeting;
	(ii)	66⅔% of the votes cast by the Securityholders present in person or by proxy at the Meeting and voting as a single class; and
	(iii)	a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the Excluded Shares for purposes of MI 61-101.

SilverCrest Shareholder	The holders of SilverCrest Shares.

SilverCrest Shares	Common shares in the capital of the Company.

SilverCrest Voting Agreements	Voting and support agreements between Coeur and the Securityholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their SilverCrest Shares and/or SilverCrest Options in favour of the Arrangement Resolution.

Sinamatella	Sinamatella Solutions Ltd.

Sinamatella Agreement	See “The Arrangement – Interest of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus – Other Senior Officer”.

SMVR	Sánchez Mejorada Velasco y Ribé, Mexican counsel to SilverCrest.

Special Committee	The special committee of the Board.

Specified Cash Balance	(i) An amount to be specified by Coeur no less than twenty-four (24) hours prior to the Effective Time; or (ii) in case no amount is specified pursuant to clause (i) no less than twenty-four (24) hours prior to the Effective Time, an amount that results in cash in value of no less than $25 million as of the Effective Date remaining with the Company Mexican Sub.

Subpart 1300	See “Cautionary Note to Securityholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

Subsidiary	Has the meaning ascribed thereto in NI 45-106.

Superior Proposal	A Company Superior Proposal or a Coeur Superior Proposal, as the context requires.

Superior Proposal Notice	A notice in writing that the Company must provide Coeur prior to making a Company Change in Recommendation and/or entering into a definitive agreement with respect to a Company Superior Proposal.

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Tax Act	Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

taxable capital gain	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxes	Includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements.

Transfer	See “The Arrangement – Voting and Support Agreements – SilverCrest Voting Agreements”.

Transfer Agent	Computershare Investor Services Inc.

Transitional Year	See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

TSX	Toronto Stock Exchange.

United States or U.S.	The United States of America, its territories and possessions, any State of the United States and the District of Columbia.

U.S. Exchange Act	United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

U.S. Holder	See “Certain United States Federal Income Tax Consequences of the Arrangement”.

U.S. Investment Company Act	United States Investment Company Act of 1940, as amended and the rules and regulations promulgated thereunder.

U.S. Securities Act	United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

U.S. Securities Laws	The U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws.

U.S. Securityholders	Securityholders that are in or are a resident of the United States.

U.S. Treasury Regulations	The income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

VIF	Voting instruction form.

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SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained, or incorporated by reference, elsewhere in this Circular. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Date, Time and Place of Meeting	The Meeting will be held on February 6, 2025 at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia. The Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

Record Date	The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on December 19, 2024.

Purpose of the Meeting	At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the SilverCrest Securityholder Approval.

The Arrangement

The purpose of the Arrangement is to effect the acquisition by Coeur of the Company. If the Arrangement Resolution is approved with the SilverCrest Securityholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

At the Effective Time, the following principal steps, among other steps, shall occur and shall be deemed to occur without any further authorization, act or formality:

(a)    Transfer of Bullion: All Bullion beneficially owned by the Company shall be, and shall be deemed to be, transferred to Company Canadian Sub pursuant to Section 85 of the Tax Act and, in consideration therefor, Company Canadian Sub shall (i) allot and issue one (1) Company Canadian Sub Share to Company, and (ii) issue a U.S. dollar denominated, non-interest bearing, demand promissory note in favour of the Company with a principal amount equal to the Company’s cost amount of the Bullion (for the purpose of the Tax Act), and the Company and Company Canadian Sub shall file a joint election under Section 85 of the Tax Act and applicable provincial tax Laws with an elected amount determined by the Company in its sole discretion. Subsequently, Company Canadian Sub shall transfer, and shall be deemed to transfer, all Bullion referred to above to Coeur U.S. Sub and, in consideration therefor, Coeur U.S. Sub shall issue and deliver to Company Canadian Sub a U.S. dollar denominated promissory note, with a principal amount equal to the purchase price of the Bullion, being the fair market value thereof, bearing interest at the short-term Applicable Federal Rate for U.S. tax purposes on the Effective Date plus 2% per annum, having a maturity date that is December 31 of the year following the Effective Date.

(b)    Payment of Intercompany Debt: Company Mexican Sub shall transfer a cash amount: (i) to the Company equal to the lesser of (A) the principal amount outstanding under the intercompany indebtedness owing by Company Mexican Sub to the Company (the “Company Loan”) and (B) Company Mexican Sub’s Specified Cash Balance; (ii) if Company Mexican Sub’s Specified Cash Balance less the repayment described in (i) is positive, to the Company equal to the lesser of (C) any accrued interest on the Company Loan and (D) Company Mexican Sub’s Specified Cash Balance less the amount of the

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repayment described in (i); and (iii) if Company Mexican Sub’s Specified Cash Balance less the repayments described in (i) and (ii) is positive, to Company Canadian Sub equal to the lesser of (E) the interest owing on that certain intercompany loan between Company Mexican Sub and Company Canadian Sub and (F) Company Mexican Sub’s Specified Cash Balance less the amount of the repayments described in (i) and (ii); and following this step, such amounts determined by this step shall be, and shall be deemed to be, repaid by Company Mexican Sub.

(c)     Dissenting Shareholders: Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to the Company in accordance with, and for the Consideration under the Plan of Arrangement, and: (i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens.

(d)    Issuance of SilverCrest Shares to Coeur Canadian Sub: Each Shareholder, other than a Dissenting Shareholder, shall transfer and assign their SilverCrest Shares, free and clear of any Liens, to Coeur Canadian Sub in exchange for the Consideration for each such SilverCrest Share so transferred, and in respect of the SilverCrest Shares so transferred, the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such SilverCrest Share and Coeur Canadian Sub shall be the holder of all of the outstanding SilverCrest Shares, free and clear of all Liens.

(e)     Treatment of SilverCrest Options: Notwithstanding any vesting or exercise or other provisions to which a SilverCrest Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such SilverCrest Option), each SilverCrest Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Replacement Option exercisable to purchase from Coeur the number of Coeur Shares (rounded down to the nearest whole number) equal to the product of (A) the number of SilverCrest Shares subject to the SilverCrest Option immediately before the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Coeur Share subject to any such Replacement Option shall be an amount (rounded up to the nearest whole cent) equal to the quotient of (X) the exercise price per SilverCrest Share underlying the exchanged SilverCrest Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio. It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the SilverCrest Option for which it was exchanged immediately before the exchange. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

(f)     Amalgamation of the Company and Company Canadian Sub: At 9:00 a.m. (Vancouver time) on the day following the Effective Date, the notice of articles of the Company shall be altered to the extent necessary for the Company to become an unlimited liability company as contemplated pursuant to the BCBCA, the name of the Company shall be

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changed to “SilverCrest Metals ULC” and the Company shall thereupon be an unlimited liability company under the BCBCA, and (iii) Coeur Canadian Sub shall elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes effective the day following the Effective Date.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Coeur. See “The Arrangement” in this Circular.

Treatment of Other Company Incentive Awards

•      SilverCrest PSUs: The Company shall take such action as may be required in order to ensure that all SilverCrest PSUs shall be fully vested pursuant to Section 12.2(b) of the Company Share Unit Plan such that all the SilverCrest PSUs will all be redeemed by the Company for cash, to be calculated in accordance with Section 7 of the Company Share Unit Plan immediately prior to the Effective Time. The vesting multiplier for each Company PSU shall be calculated immediately prior to the Effective Time in accordance with the Company Share Unit Plan and the individual award agreements.

•      SilverCrest DSUs: The Company shall take such action as may be required in order to ensure that all SilverCrest DSUs shall be fully vested pursuant to Section 12.2(b) of the Company Share Unit Plan or Section 4.2 of the Company DSU Plan, as applicable, such that all the SilverCrest DSUs will, as of immediately prior to the Effective Time, be redeemed by the Company for cash in accordance with Section 10 of the Company Share Unit Plan or Section 5 of the Company DSU Plan, as applicable.

•      SilverCrest RSUs: The Company shall take such action as may be required in order to ensure that all SilverCrest RSUs shall be fully vested pursuant to Section 12.2(b) of the Company Share Unit Plan, such that all the SilverCrest RSUs will, as of immediately prior to the Effective Time, be redeemed by the Company for cash in accordance with Section 7 of the Company Share Unit Plan.

Recommendation of the Board	Based on its considerations, investigations and deliberations, including consultation with its financial and legal advisors, reviewing the Cormark Fairness Opinion, the Raymond James Fairness Opinion and the unanimous recommendation of the Special Committee, which takes into account, among other things, the Scotiabank Fairness Opinion, the Board unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such directors’ and officers’ SilverCrest Shares and SilverCrest Options FOR the Arrangement Resolution.

Background to the Arrangement	The provisions of the Arrangement Agreement are the result of arm’s length negotiations between SilverCrest and Coeur and their respective legal and financial advisors. See “The Arrangement – Background to the Arrangement” in this Circular.

Reasons for the Arrangement

In the course of their evaluation, the Board and Special Committee carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

•      Significant Premium. The Consideration represents an implied value of US$11.34 per SilverCrest Share, being an 18% premium based on the 20-day volume-weighted average prices of the Coeur Shares and SilverCrest Shares, each as at October 3, 2024 on the NYSE and NYSE American, respectively, and a 22% premium to the October 3, 2024 closing price of SilverCrest Shares on the NYSE American, being the last trading day prior to the announcement of the Arrangement. This also represents an all-time high in the value of SilverCrest Shares for Shareholders.

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•      Meaningful Exposure to Diverse Asset Portfolio. Current Shareholders will maintain exposure to the Company’s high-grade, low-cost and high-margin Las Chispas Operation and will gain exposure to Coeur’s high quality and diversified portfolio consisting of four robust operating mines in the U.S. and Mexico and an exploration property in Canada, with further potential upside from the district-scale exploration potential of the Combined Company and organic mineral reserve growth. Current Shareholders will hold approximately 37% of the issued and outstanding shares of the Combined Company upon completion of the Arrangement, based on the number of securities of Coeur and SilverCrest issued and outstanding as of October 3, 2024.

•      Creation of a Leading Global Silver Company. The addition of Las Chispas to Coeur’s growing silver production from its recently expanded Rochester mine in Nevada and its Palmarejo underground mine in northern Mexico has the potential to generate significant 2025 silver production of approximately 21 million ounces from five North American operations, with approximately 56% of revenue generated from U.S.-based mines and approximately 40% of revenue from silver. In addition to the significant silver production, it is anticipated that the Combined Company can produce approximately 432,000 ounces of gold in 2025.

•      Strong Cash Flow and Deleveraging of Combined Company. The Combined Company is expected to generate approximately US$700 million of EBITDA[2] and US$350 million of free cash flow[2] in 2025 at lower overall costs and higher overall margins for Coeur. The Combined Company will also have more robust cash flow with the benefit of multiple producing mines in a diversified portfolio. The strong cash flow profile of the Combined Company will be augmented by SilverCrest’s strong balance sheet and no debt which are expected to result in an immediate 40% reduction in the Combined Company’s leverage ratio upon closing of the Arrangement.

•      Strategic Review Process and Value Maximization. The Arrangement with Coeur is the culmination of a comprehensive strategic review process that was initiated following Las Chispas achieving commercial production in late 2022, which process was overseen by the Board initially, and subsequently, the Special Committee, with the assistance of the Company’s financial advisors (including Raymond James initially in late 2022 and the addition of Cormark in 2024). During this process, the Company, through its financial advisors, canvassed numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining status quo, asset purchases, merger of equals, acquisitions and a sale of the Company). This process resulted in the evaluation of over 25 potential strategic opportunities, the execution of more than 15 confidentiality agreements, substantive reviews and site visits of more than 10 mineral properties and multiple site visits hosted at Las Chispas. See “The Arrangement – Background to the Arrangement” for more details on the strategic review process undertaken by the Company. After consultation on the proposed Arrangement with legal and financial advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to SilverCrest, including continuing as an independent entity, potential acquisitions and sales, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe the Arrangement represents SilverCrest’s best prospect for maximizing Shareholder value.

•      Asset diversification and elimination of single asset risk. The business, operations, assets, financial condition, operating results and prospects of SilverCrest are subject to

2 This is a non-GAAP performance measure. See “Management Information Circular – Non-GAAP Financial Performance Measures”.

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significant uncertainty, including, but not limited to, risks associated with SilverCrest’s dependency on the Las Chispas Operation for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Combined Company will be better positioned to pursue a growth and value maximizing strategy as compared with SilverCrest on a standalone basis, as a result of the Combined Company’s larger market capitalization, asset and geographical diversification, elimination of single asset risk, technical expertise, greater trading liquidity, enhanced access to capital over the long term and the likelihood of increased investor interest and access to business development opportunities due to the Combined Company’s larger market presence.

•      Proven Leadership Team. Following the Arrangement, two of the current directors of SilverCrest, Messrs. N. Eric Fier and Pierre Beaudoin, will join the board of the Combined Company. Management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive management levels, along with diverse, high performing teams at the regional and operating sites with a proven track record of maximizing value by delivering long-life and profitable silver and gold mining operations. The Combined Company will continue its commitment to ESG with a specific focus on water usage, emissions, community and workforce development, and leading governance practices.

•      Fairness Opinions. The Special Committee received a fairness opinion from Scotiabank, and the Board received a fairness opinion from each of Cormark and Raymond James, all dated October 3, 2024 to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described under “The Arrangement – Fairness Opinions”.

Voting and Support Agreements

The directors and senior officers of SilverCrest have entered into the SilverCrest Voting Agreements with Coeur pursuant to which they have agreed to, among other things, vote FOR the Arrangement Resolution. As of the Record Date, a total 3,441,935 SilverCrest Shares and 1,680,436 SilverCrest Options are subject to the SilverCrest Voting Agreements, representing approximately 2.3% of the outstanding SilverCrest Shares, and 3.4% of the outstanding SilverCrest Shares and SilverCrest Options collectively, that may be voted at the Meeting.

The directors and senior officers of Coeur have entered into the Coeur Voting Agreements with SilverCrest pursuant to which they have agreed to, among other things, vote in favour of the Coeur Charter Amendment and Coeur Stock Issuance. As of the record date of the Coeur Meeting, a total 6,045,787 Coeur Shares are subject to the Coeur Voting Agreements, representing approximately 1.5% of the outstanding Coeur Shares that may be voted at the Coeur Meeting.

See “The Arrangement – Voting and Support Agreements” in this Circular.

Conditions to Completion of the Arrangement

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by SilverCrest or Coeur, as applicable, at or prior to the Effective Date, including the following:

(a)   the Arrangement Resolution will have been approved and adopted by the Securityholders at the Meeting in accordance with the Interim Order;

(b)   each of the Interim Order and the Final Order will have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or

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modified in a manner unacceptable to either SilverCrest or Coeur, each acting reasonably, on appeal or otherwise;

(c)   the Coeur Stockholder Approvals will have been obtained in accordance with the rules of the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment) at the Coeur Meeting;

(d)  the Coeur Charter Amendment will have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect;

(e)   no Law will have been in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins SilverCrest or Coeur from consummating the Arrangement (including, for the avoidance of doubt, any Law prohibiting the issuance of the Coeur Shares or the Replacement Options without an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10));

(f)    the distribution of the Coeur Shares and the Replacement Options will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws;

(g)   the Consideration Shares to be issued pursuant to the Arrangement will have been approved for listing on the NYSE (subject only to official notice of issuance);

(h)   the COFECE Approval will have been obtained and shall not have been modified or rescinded; and

(i)    the Arrangement Agreement shall not have been terminated in accordance with its terms.

Completion of the Arrangement Agreement is subject to a number of additional conditions precedent, of which the following are for the exclusive benefit of Coeur and may be waived by Coeur. The conditions include, among other things:

(a)   all covenants of SilverCrest under the Arrangement Agreement to be performed on or before the Effective Time having been performed by SilverCrest in all material respects;

(b)   (i) the representations and warranties of SilverCrest being true and correct as of the Effective Date as provided for in the Arrangement Agreement, except where it would not reasonably be expected to have a Company Material Adverse Effect; and (ii) certain fundamental representations and warranties of SilverCrest being true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted by the Arrangement Agreement);

(c)   between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Company Material Adverse Effect that is continuing as of the Effective Time; and

(d)   Dissent Rights not having been exercised (or, if exercised, not withdrawn) with respect to more than 5% of the issued and outstanding SilverCrest Shares.

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Completion of the Arrangement Agreement is also subject to number of additional conditions precedent, of which the following are for the exclusive benefit of SilverCrest and may be waived by SilverCrest. The conditions include, among other things:

(a)    all covenants of Coeur under the Arrangement Agreement to be performed on or before the Effective Time having been performed by Coeur in all material respects;

(b)    (i) the representations and warranties of Coeur being true and correct as of the Effective Date as provided for in the Arrangement Agreement, except it would not reasonably be expected to have a Coeur Material Adverse Effect; and (ii) certain fundamental representations and warranties of Coeur being true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted by the Arrangement Agreement);

(c)     Coeur having deposited, or caused to be deposited, with the Depositary sufficient Coeur Shares to satisfy its obligations under the Arrangement, and the Depositary having confirmed to SilverCrest its receipt of such Coeur Shares;

(d)    between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Coeur Material Adverse Effect that is continuing as of the Effective Time; and

(e)     the Company Director Nominees (to the extent they consented to their appointment) having been appointed to the Coeur Board effective as of the Effective Time.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation and Right to Match

In the Arrangement Agreement, SilverCrest has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire the Company or its assets and will give prompt notice to Coeur should SilverCrest receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal. In the case of a Company Superior Proposal, Coeur has the right but not the obligation to amend the Arrangement Agreement to provide a proposal that would render the previously received Company Superior Proposal to no longer constitute a Company Superior Proposal

In the Arrangement Agreement, Coeur has agreed, subject to certain exceptions, that it will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding a proposal by a third party to acquire Coeur or its assets and will give prompt notice to SilverCrest should Coeur receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal. In the case of a Coeur Superior Proposal, SilverCrest has the right but not the obligation to amend the Arrangement Agreement to provide a proposal that would render the previously received Coeur Superior Proposal to no longer constitute a Coeur Superior Proposal.

See “The Arrangement Agreement – Covenants Regarding Non-Solicitation and Acquisition Proposals” in this Circular.

Termination of Arrangement Agreement

SilverCrest and Coeur may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, SilverCrest or Coeur may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events, which are outlined in the Arrangement Agreement, occur. Depending on the termination event, the Company Termination Payment may be payable by SilverCrest to Coeur or the Coeur Termination Payment

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may be payable by Coeur to SilverCrest. In addition, the Expense Reimbursement may be payable by either SilverCrest or Coeur to the other Party in certain circumstances.

See “The Arrangement Agreement – Termination of the Arrangement Agreement” in this Circular.

Fairness Opinions

The Special Committee received the Scotiabank Fairness Opinion, and the Board received the Cormark Fairness Opinion and Raymond James Fairness Opinion. Each of the Fairness Opinions concludes that, as of the date of the Arrangement Agreement, and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration is fair, from a financial point of view, to the Shareholders.

See “The Arrangement – Fairness Opinions” in this Circular and Appendix E, Appendix F and Appendix G.

Letter of Transmittal

A Letter of Transmittal for the Registered Shareholders is enclosed with this Circular. If the Arrangement becomes effective, in order to receive a physical certificate(s) or DRS Advice(s) representing Coeur Shares to which the Shareholder is entitled under the Plan of Arrangement in exchange for the SilverCrest Shares, a Registered Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advice(s) representing its SilverCrest Shares and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the SilverCrest Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Shareholders whose SilverCrest Shares are registered in the name of an Intermediary must contact their Intermediary to receive the Consideration.

If a Shareholder following the Effective Date fails to deliver and surrender its SilverCrest Shares to the Depositary by the date that is six years after the Effective Date, then the certificate(s) or DRS Advice(s) representing such Coeur Shares, to which such former Shareholder was entitled, shall be delivered to Coeur by the Depositary and the share certificates or DRS Advices shall be cancelled by Coeur, and the interest of the former Shareholder in such Coeur Shares to which it was entitled shall be terminated as of such date.

Only Registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding SilverCrest Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

See “The Arrangement – Exchange of SilverCrest Securities” in this Circular.

No Fractional Shares to be Issued	No fractional Coeur Shares will be issued to former Shareholders. Where the aggregate number of Coeur Shares to be issued to a Shareholder under the Arrangement would result in a fractional Coeur Share being issuable, such fractional Coeur Share will be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share and will be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share.

Withholding Rights

SilverCrest, Coeur, the Depositary and any other person, as applicable will be entitled to deduct or withhold from any Consideration otherwise payable, issuable or otherwise deliverable to any Securityholder under the Plan of Arrangement (including any payment to Dissenting Shareholders and Optionholders) such amounts as SilverCrest, Coeur, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax

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Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by SilverCrest, Coeur or the Depositary or any other person, as the case may be.

See “The Arrangement – Exchange of SilverCrest Securities – Withholding Rights”.

Court Approval of the Arrangement

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, SilverCrest intends to apply to the Court for the Final Order. The hearing of the application for the Final Order is expected to be held at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on February 11, 2025, or as soon thereafter as counsel may be heard, or at any other date and time and by any method as the Court may direct. Please see the Petition and Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, substantive and procedural fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Exchange Approvals

Coeur Shares are listed on the NYSE and it is a condition of the Arrangement that the Coeur Shares to be issued or issuable in connection with the Arrangement are approved for listing on the NYSE, subject only to official notice of issuance.

SilverCrest Shares are listed on the TSX and NYSE American and the completion of the Arrangement is subject to the prior conditional approval of the TSX. Following completion of the Arrangement the SilverCrest Shares will be delisted from the TSX and NYSE American.

COFECE Approval

Under Mexican Antitrust Law, there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with the COFECE and be approved before they are consummated.

As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by COFECE is ongoing and the COFECE Approval required under the Arrangement Agreement has not yet been obtained.

See “The Arrangement – COFECE Approval” in this Circular.

Canadian Securities Law Matters

SilverCrest is a reporting issuer in all of the provinces of Canada except Québec. The SilverCrest Shares currently trade on the TSX and NYSE American. After the Arrangement, SilverCrest will be a wholly-owned subsidiary of Coeur, the SilverCrest Shares will be delisted from the TSX and NYSE American (delisting is anticipated to be effective one or two business days following the Effective Date) and Coeur expects to apply to the applicable Canadian Securities Authorities to have SilverCrest cease to be a reporting issuer.

The distribution of the Coeur Shares and the issuance of Replacement Options pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The Coeur Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Coeur Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or

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officer of Coeur, the selling security holder has no reasonable grounds to believe that Coeur is in default of Canadian Securities Laws.

Each Securityholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Coeur Shares issuable pursuant to the Arrangement.

See “The Arrangement – Regulatory Matters and Securities Law Matters – Canadian Securities Law Matters”.

United States Securities Law Matters	The Coeur Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Securityholders reside. The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Replacement Options does not exempt the issuance of securities upon the exercises of such Replacement Options and Coeur Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws or following registration under such laws, if any.

Interests of Certain Directors and Senior	In considering the recommendation of the Board, Securityholders should be aware that certain members of the Board and the senior officers of SilverCrest have interests in the

Officers of SilverCrest in the Arrangement

Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Securityholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Rights of Dissent

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their SilverCrest Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8, Attention: Rajit Mittal, by no later than 4:00 p.m. (Vancouver time) on February 4, 2025 (or by 4:00 p.m. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular. The text of Section 242(1)(a) of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix K to this Circular.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, SilverCrest will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the SilverCrest Shares.

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The risk factors described under the heading “Risk Factors” and under the heading “Risk Factors” in Appendix H attached to this Circular should be carefully considered by Securityholders.
Canadian and United States Tax Considerations	Securityholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement” for a discussion of certain Canadian federal income tax considerations and United States income tax considerations, respectively.

Information Concerning SilverCrest

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, British Columbia, with an ongoing initiative to increase its silver-gold assets by expanding current resources and reserves, acquiring, discovering, developing and operating high value precious metal projects in the Americas. The Company’s principal focus is operating its Las Chispas Operation, located near Hermosillo, Sonora, Mexico. The Company has a portfolio of three other mineral exploration properties in Sonora, Mexico, comprised of El Picacho, Cruz de Mayo, and Angel de Plata properties. The SilverCrest Shares are currently traded on the TSX under the symbol “SIL” and on the NYSE American under the symbol “SILV”.

See “Information Concerning SilverCrest” in this Circular.

Information Concerning Coeur

Coeur is a precious metals producer with assets located in the United States, Canada and Mexico. Coeur produces and sells precious metals from: (i) the Palmarejo gold-silver complex, located in the State of Chihuahua in northern Mexico; (ii) the Rochester silver-gold mine located in northwestern Nevada; (iii) the Kensington gold mine located north of Juneau, Alaska; and (iv) the Wharf gold mine located near Lead, South Dakota. In addition, Coeur operates the Silvertip silver-zinc-lead exploration project located in northern British Columbia, Canada. Coeur Shares are listed on the NYSE under the symbol “CDE”.

See Appendix H “Information Concerning Coeur” in this Circular.

Information Concerning the Combined Company

On completion of the Arrangement, Coeur will indirectly own all of the outstanding SilverCrest Shares and SilverCrest will be a wholly-owned subsidiary of Coeur. Following completion of the Arrangement, existing SilverCrest Shareholders and Coeur Stockholders are expected to own approximately 37% and 63% of the Combined Company, respectively, in each case based on the number of securities of SilverCrest and Coeur issued and outstanding on October 3, 2024.

See Appendix I “Information Concerning the Combined Company” and Appendix J “Unaudited Pro Forma Financial Information” in this Circular.

Pro Forma Financial Information

The unaudited pro forma condensed combined financial statements included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial statements. The unaudited pro forma condensed combined balance sheet as at September 30, 2024 gives effect to the Arrangement as if the Arrangement was completed on September 30, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 and for the nine months ended September 30, 2024 give effect to the Arrangement as if all such transactions had closed on January 1, 2023. The unaudited pro forma condensed combined financial statements are based on the respective historical audited consolidated financial statements of SilverCrest and Coeur each as at and for the year ended December 31, 2023, and the unaudited condensed consolidated interim financial statements of SilverCrest and Coeur as at and for the nine months ended September 30, 2024. The unaudited pro forma condensed combined financial statements should be read together with: (i) the Company Annual Financial Statements incorporated by reference into this Circular, (ii) the Coeur Annual Financial Statements incorporated by reference into this Circular, (iii) the Company Interim Financial Statements incorporated by reference into this Circular, (iv) the Coeur Interim Financial

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Statements incorporated by reference into this Circular, and (v) other information contained in or incorporated by reference into this Circular. SilverCrest’s historical consolidated financial statements were prepared in accordance with IFRS Accounting Standards and historical quarterly statements were prepared in accordance with IAS 34, which differ in certain respects from GAAP. Adjustments were made to SilverCrest’s financial statements to convert those from IFRS Accounting Standards to GAAP as well as reclassifications to conform SilverCrest’s historical accounting presentation to Coeur’s accounting presentation.

See “Management Information Circular – Pro Forma Financial Information” and Appendix J “Unaudited Pro Forma Financial Information” in this Circular.

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INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Securityholders will be asked to consider and, if deemed acceptable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the required Securityholder Approval.

Date, Time and Place of the Meeting

The Meeting will be held on February 6, 2025 at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia. The Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is December 19, 2024. Securityholders of record as at the close of business (Vancouver time) on December 19, 2024 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on February 6, 2025 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company. The Company has also retained Laurel Hill as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting. For these services, Laurel Hill will receive a fixed C$115,000 advisory fee, in addition to a fee for retail shareholder calls and certain out-of-pocket expenses.

Appointment of Proxyholders

If you do not attend and vote at the Meeting, you can still make your votes count by appointing a person or company who will attend the Meeting to act as your proxyholder at the Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of SilverCrest. You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Securityholder or the person designated in the enclosed form(s). Simply indicate the person’s name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

Securityholders who wish to appoint a third-party proxyholder to attend and vote at the Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third-party proxyholder following the instructions provided in such form of proxy or VIF, as applicable.

If you are a Beneficial Shareholder and wish to attend or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

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To vote your securities, your proxyholder must attend and vote at the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (toll-free). The Chair of the Meeting, in his or her sole discretion, may accept late proxies or waive the deadline for accepting proxies.

Proxy Instructions

Only Securityholders whose names appear on the records of the Company as at the Record Date as the registered holders of the SilverCrest Shares and SilverCrest Options or duly appointed proxyholders are permitted to vote at the Meeting. Registered Shareholders and Optionholders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders and Optionholders may vote by mail or on the internet. To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder or Optionholder on the voting website. Completed forms of proxy must be deposited with the Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on February 4, 2025 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time) on the second last business day prior to the date on which the Meeting is reconvened.

Revocability of Proxies

A Registered Shareholder or Optionholder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	executing a valid notice of revocation or other instrument in writing, by the Registered Shareholder, Optionholder or such holders’ authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the notice of revocation or other instrument in writing to the Transfer Agent at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or to the registered office of SilverCrest at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)	personally attending the Meeting and voting the SilverCrest Shares or SilverCrest Options, as applicable.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

If you are a Beneficial Shareholder, please contact your Intermediary for instructions on how to revoke your VIF and what procedures you need to follow. The change or revocation of a VIF by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the VIF by the Intermediary or its service company to ensure it is effective.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the SilverCrest Shares and SilverCrest Options represented thereby in accordance with the instructions of the Securityholder on any ballot that may be called for. If a Securityholder specifies a choice with respect to any matter to be acted upon, such Securityholder’s SilverCrest Shares and/or SilverCrest Options will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to each matter or group of matters identified therein for which a choice is not specified and any amendment to or variation of any matter identified therein and any other matter that properly comes before the Meeting.

If a Securityholder does not specify a choice in the proxy and the Securityholder has appointed one of the management nominees named in the accompanying form of proxy, the management nominee will vote the SilverCrest Shares and SilverCrest Options

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represented by the proxy FOR the matters specified in the Notice of Meeting and FOR all other matters proposed by management at the Meeting.

As of the date of this Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting but, if any amendment, variation or other matter properly comes before the Meeting, each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

Advice to Beneficial (Non-Registered) Shareholders

If you are a Beneficial Shareholder, meaning your SilverCrest Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or intermediary, or depository, such as CDS & Co., of which an intermediary was a participant and, as such, your nominee will be the entity legally entitled to vote your SilverCrest Shares and must seek your instructions as to how to vote your SilverCrest Shares.

If you are a Beneficial Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your SilverCrest Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge. Broadridge typically mails a VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge. The Company may utilize Broadridgeʼs QuickVoteTM system to assist NOBOs with voting their SilverCrest Shares over the telephone.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote SilverCrest Shares directly at the Meeting. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Beneficial Shareholder must complete these steps well in advance of the Meeting in order to ensure such SilverCrest Shares are voted.

If you are a Beneficial Shareholder, your intermediary will have provided to you a VIF. SilverCrest intends to reimburse intermediaries for the delivery of the meeting materials to OBOs.

In the alternative, if you wish to attend and vote at the Meeting or have another person attend and vote on your behalf, indicate your name or the name of your proxyholder, as applicable, in the VIF or proxy form, and return it as instructed by your Intermediary. You will also have to register yourself as your proxyholder, as described above in “Appointment of Proxyholders”. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may contact their Intermediary or Laurel Hill. It is recommended that inquiries of this kind be made well in advance of the Meeting.

Notice-and-Access

The Company is not sending this Circular to Registered Shareholders, Optionholders or Beneficial Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of SilverCrest Shares without par value. As at the Record Date, a total of 149,188,518 SilverCrest Shares were issued and outstanding. The SilverCrest Shares carry the right to vote at the Meeting, with each SilverCrest Share entitling the holder thereof to one vote on the Arrangement Resolution.

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Optionholders will also be entitled to vote with the Shareholders together as a single class on the Arrangement Resolution, with one vote for each SilverCrest Option held. As at the Record Date, a total of 2,365,586 SilverCrest Options exercisable into a total of 2,365,586 SilverCrest Shares were issued and outstanding. At the date of the Circular, a total of 2,363,920 SilverCrest Options will carry the right to vote at the Meeting, subject to decrease for any SilverCrest Options duly exercised before the Meeting. Accordingly, the maximum number of potential votes at the Meeting in respect of the outstanding SilverCrest Shares and SilverCrest Options totals 151,554,104.

To the knowledge of the directors or executive officers of the Company as of the Record Date, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, SilverCrest Shares carrying 10% or more of the voting rights of Shareholders at the Meeting or SilverCrest Shares and SilverCrest Options that collectively will carry 10% or more of the voting rights of Securityholders at the Meeting.

Under the Company’s articles, the quorum for the transaction of business at the Meeting will be two Shareholders, present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the Meeting.

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THE ARRANGEMENT

Background to the Arrangement

Strategic Review Process

The Arrangement Agreement is the culmination of a comprehensive strategic review process overseen by the Board and the Special Committee, and is the direct result of extensive arm’s length negotiations among representatives of SilverCrest and the Special Committee, representatives of Coeur, and their respective financial and legal advisors. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.

While the Company has been primarily focused on the continuous operation and optimization of the Las Chispas Operation, SilverCrest’s management and the Board regularly review the overall corporate strategy and the long-term strategic plan, with the goal of maximizing shareholder value and taking into consideration other stakeholders. Following Las Chispas achieving commercial production in late 2022, the Company began undertaking a strategic review process to evaluate a range of potential strategic alternatives to enhance shareholder value. This process was overseen by the Board initially (and, subsequently, the Special Committee as described below), with the assistance of the Company’s financial advisors. During this process, the Company met with numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining the status quo, asset purchases, merger of equals, acquisitions as well as a sale of the Company). Under the oversight of the Board initially (and, subsequently, the Special Committee), all of the aforementioned potential options were considered and the Company evaluated over 25 potential strategic opportunities, entered into more than 15 confidentiality agreements, completed various substantive reviews and site visits of more than 10 mineral properties, and hosted multiple site visits at Las Chispas.

Over the course of the Company’s strategic review process, the Company analyzed various initiatives with each of the prospective counterparties with whom the Company entered into confidentiality agreements. In late 2023 and early 2024, the Company had discussions with a counterparty in respect of a potential merger of equals transaction and entered into a mutual confidentiality agreement on January 11, 2024 to facilitate further due diligence, including reciprocal site visits completed by the parties, but this process did not ultimately result in any offer or understanding.

The Company continued its strategic review process over the course of early 2024, which culminated in the identification of two viable strategic alternatives with a potentially compelling opportunity to enhance shareholder value, being the Arrangement with Coeur or a potential acquisition by the Company of a producer (“Party 1”), each as described further below.

Given the various potential counterparties and transaction structures that were under consideration, the Board determined it was in the best interest of the Company to establish a special committee of independent directors to provide guidance to senior management in respect of the strategic review process and the negotiations of any potential transaction, ensure that the Board exercised an appropriate degree of oversight, and to ultimately make recommendations to the Board with respect to any proposed transaction. The Board formed an opportunities committee of independent directors in the fall of 2023 and received monthly updates from SilverCrest’s management with respect to the strategic review process. This committee was formalized into the Special Committee on May 4, 2024 and was comprised of independent directors John Wright (Chair), Anna Ladd-Kruger and Hannes Portmann. At the time of appointment, each member of the Special Committee confirmed their independence within the meaning of MI 61-101 and NI 52-110. Each of the Special Committee members also plays key roles in the oversight of the governance of the Company generally, with Mr. Wright serving as the Chair of the Board, Ms. Ladd-Kruger as the Chair of the Audit Committee of the Board, and Mr. Portmann as the Chair of the Compensation Committee of the Board.

The Board also approved the Special Committee’s initial written mandate, which included, among other things: (i) oversight, with final approval by the Board, of the Company’s strategic review processes; (ii) examination and review of the proposed structure, merits, risks, relevant advantages and disadvantages and the feasibility of pursuing any potential transaction; (iii) evaluation of the terms and conditions of any potential transaction; (iv) negotiation of the terms for any potential transaction (subject to Board approval), with the assistance of the Company’s legal and financial advisors; and (v) review, evaluation and recommendations to the Board regarding any potential transaction, including consultation with management and advisors of the Company. On May 13, 2024, the Company’s Canadian legal counsel, Cassels, provided legal advice to the Board as to its role and function, including the Board’s processes and fiduciary duties in the context of a proposed transaction, and responded to various questions throughout this process.

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Engagement with Party 1

Beginning in March and through early August 2024, the Company evaluated and considered a potential transaction with Party 1. The Company and Party 1 entered into a mutual confidentiality agreement on April 1, 2024 and thereafter they conducted extensive reciprocal financial, technical, operational and legal due diligence, resulting in the Company submitting a non-binding indicative proposal, which provided for a potential acquisition of Party 1 by the Company in an all-stock transaction. Raymond James was formally engaged by the Company as its financial advisor on June 6, 2024 in connection with the potential transaction with Party 1 and any other potential transactions.

Following the submission of the non-binding proposal to Party 1, legal advisors to Party 1 provided the Company with a proposed draft of the definitive agreement with respect to a potential transaction. The parties also continued their respective due diligence investigations, including reciprocal site visits to the parties’ mineral properties. Management and Raymond James presented the Special Committee and the Board with a detailed review of the proposed transaction with Party 1, and Cassels and the Company’s U.S. counsel, Paul, Weiss, delivered legal due diligence reports to the Company’s management and Board. This ultimately culminated in the submission by the Company to Party 1 of a final, binding proposal (the “Party 1 Proposal”) and a proposed mark-up of a draft definitive agreement on July 29, 2024, which were overseen, considered and reviewed by the Special Committee and authorized by the Board, with advice from Raymond James, Cassels and Paul, Weiss.

Engagement with Coeur

Concurrent with the Company’s engagement with Party 1, the Company was also engaged with Coeur with respect to a potential transaction.

Management of SilverCrest and Coeur met at the Gold Forum Americas on September 18, 2023, during which Mr. N. Eric Fier, the Chief Executive Officer and a director of SilverCrest, Ms. Tara Hassan, the VP, Corporate Development of SilverCrest, Mr. Thomas Whelan, the Senior Vice President and Chief Financial Officer of Coeur, and Mr. Patrick Booth, the Director, Corporate Development of Coeur had preliminary discussions regarding potential strategic opportunities, recognizing the potential strategic benefits for both companies. This was followed by a subsequent meeting between Mr. Fier, Ms. Hassan, Mr. Mitchell Krebs, Chairman, President and Chief Executive Officer of Coeur, and Mr. Whelan at the BMO Global Metals, Mining and Critical Minerals Conference on February 25, 2024. SilverCrest’s management team updated the Board about the potential opportunities being discussed with Coeur. While the discussions had not resulted in any specific proposal, the Parties were interested in continuing to explore the benefits of a potential transaction and entered into the Confidentiality Agreement on April 17, 2024 to facilitate further discussions and enable the exchange of confidential information between the Parties.

Between April 18 and 20, 2024, members of SilverCrest’s management and operational teams visited Coeur’s Palmarejo mine to conduct on-site diligence. This was followed by a due diligence discussion on May 1, 2024 between Ms. Hassan and members of Coeur’s management. At the meetings of the Special Committee on May 6, 2024 and of the Board on May 13, 2024, SilverCrest’s management provided the Special Committee and the Board, respectively, with an update on due diligence and the Palmarejo site visit. Between May and June 2024, both SilverCrest and Coeur conducted initial financial, technical, operational, exploration and regulatory due diligence on the other Party, during which time Ms. Hassan and Mr. Whelan had several calls to provide updates with respect to each Party’s respective progress on due diligence and timing to receive an indicative proposal. In mid-June, 2024, reciprocal data room access was granted by both SilverCrest and Coeur to facilitate more extensive due diligence between the Parties, and SilverCrest engaged Global Resource Engineering Ltd. (“GRE”) to perform further technical due diligence on Coeur’s Rochester and Wharf assets. In addition, Cormark was formally engaged by SilverCrest as co-financial advisor on July 15, 2024 to assist with the evaluation of a potential transaction with Coeur.

Following the engagement of these additional advisors, members of SilverCrest’s management team and consultants from GRE completed a site visit to Coeur’s Rochester mine between July 16-17, 2024. Between July 17-19, 2024, members of Coeur’s management and operational teams conducted their first site visit of the Company’s Las Chispas Operation. The site visits were followed by several technical due diligence sessions by both Parties with the assistance of their respective technical advisors, with a particular focus by SilverCrest on the Rochester operation of Coeur.

On July 24, 2024, Messrs. Krebs and Fier held a telephonic meeting, during which both Parties indicated that their respective due diligence processes on the other were progressing well, aided by the mutual site visits to Coeur’s Palmarejo and Rochester mines and

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to SilverCrest’s Las Chispas Operation. Mr. Krebs indicated that subject to consultation with the Finance & Technical Committee of the Coeur Board, Coeur would be prepared by the end of the following week to submit a preliminary non-binding proposal, which would include a period of exclusivity during which each Party could conduct priority due diligence.

Evaluation of Coeur and Party 1 Proposals

On August 2, 2024, Mr. Krebs discussed with Mr. Fier Coeur’s vision for the Combined Company and key components of a potential business combination transaction between Coeur and SilverCrest, including consideration to be offered, governance matters, and conditions to the consummation of the proposed transaction. Following this discussion, on August 2, 2024, Coeur delivered a non-binding proposal (the “Coeur Initial Proposal”) to the Company, which provided for a proposed acquisition of all of the outstanding SilverCrest Shares pursuant to a plan of arrangement under the BCBCA for consideration of Coeur Shares and a request for a five-week period for SilverCrest to negotiate exclusively with Coeur.

Shortly before receiving the Coeur Initial Proposal, Party 1’s financial advisor approached the Company’s financial advisor, Raymond James, to discuss and request a material increase to the Company’s offer consideration in the Party 1 Proposal (the “Party 1 Counterproposal”), which would have resulted in significant dilution to SilverCrest Shareholders. Access to material due diligence information in respect of Party 1 was also outstanding at the time of the Party 1 Counterproposal.

On August 6, 2024, the Special Committee met with the Company’s management and representatives of Cormark, Raymond James, Cassels and Paul, Weiss to evaluate the Coeur Initial Proposal.

Cormark and Raymond James provided their respective financial analyses and market assessment of Coeur’s proposal, including, but not limited to, an overview of market conditions, an overview of Coeur’s financial performance, preliminary value analysis, strategic considerations, and an analysis of the Coeur Initial Proposal against relative precedent transactions. Raymond James also provided a detailed comparison of the relative benefits of a transaction with Coeur compared to a transaction with Party 1 based on the Party 1 Counterproposal. The Special Committee, assisted by the Company’s financial and legal advisors, reviewed and evaluated the material terms, financial analyses, and key benefits and risks of the proposed transaction with Coeur as set out in the Coeur Initial Proposal, and assessed such transaction against the proposed transaction with Party 1 as set out in the Party 1 Proposal and the Party 1 Counterproposal, including with respect to valuation, deal certainty, due diligence findings and the potential strategic opportunities available to, and financial profile of, the Combined Company. In reviewing the relative benefits of the Coeur Initial Proposal and the Party 1 Counterproposal, the Special Committee observed that the Coeur Initial Proposal would be accretive to SilverCrest Shareholders whereas the Party 1 Counterproposal would be dilutive to SilverCrest Shareholders. The Special Committee also considered proposed revisions to the Coeur Initial Proposal with the advice of legal counsel, including the exclusivity period, due diligence requirements, and voting support agreements.

On August 7, 2024, the Board met with the Company’s management and representatives of Raymond James, Cassels and Paul, Weiss to review the Coeur Initial Proposal. The Board, assisted by the Company’s financial and legal advisors, reviewed and considered the material terms, financial analyses, and key benefits and risks of the proposed transaction as set out in the Coeur Initial Proposal, including proposed revisions to the Coeur Initial Proposal based on discussions with the Special Committee. The Board also evaluated the proposed transaction with Coeur as set out in the Coeur Initial Proposal against the proposed transaction with Party 1 as set out in the Party 1 Proposal and the Party 1 Counterproposal, in consultation with the Company’s financial and legal advisors. The Special Committee confirmed to the Board that, following extensive negotiations, assessments and evaluations of the Coeur Initial Proposal and the Party 1 Proposal, including the Company’s due diligence review of Coeur and Party 1, the financial, strategic and social considerations and comparisons of the proposed transactions with Coeur and Party 1, and considerations with respect to exclusivity, including consultation with Raymond James, Cormark, Cassels and Paul, Weiss, the Special Committee unanimously determined that, for a number of reasons, including that the Coeur Initial Proposal would be accretive to SilverCrest Shareholders whereas the Party 1 Counterproposal would be dilutive to SilverCrest Shareholders, the Special Committee recommended that the Board approve the Company entering into the non-binding proposal with Coeur, subject to the proposed revisions discussed between the Special Committee and its advisors. Following receipt of the Special Committee’s unanimous recommendation, the Board’s review and consideration of the terms of the Coeur Initial Proposal and comparisons of the proposed transactions with Coeur and Party 1, and advice from the financial advisors and legal counsel of the Company, the Board unanimously approved the Company entering into the non-binding proposal with Coeur, subject to the proposed revisions to the Coeur Initial Proposal recommended by the Special Committee.

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On August 8, 2024, the Company returned a revised non-binding proposal to Coeur reflecting the revisions as recommended by the Special Committee and approved by the Board. Following a discussion between Messrs. Krebs and Fier regarding such revisions, on August 9, 2024, the Company entered into the final non-binding proposal with Coeur (the “Coeur LOI”), which included an exchange ratio reflecting an 18% premium for SilverCrest Shares based on the 20-day volume-weighted average prices of Coeur and SilverCrest on the NYSE and NYSE American, respectively, as of August 8, 2024, as well as a binding exclusivity period for both Parties to negotiate exclusively for a three-week period until August 30, 2024, which would be automatically extended for an additional two weeks (until September 13, 2024) upon the reconfirmation by Coeur of the offer consideration in the Coeur LOI (the “Exclusivity Period”). The Coeur LOI further set forth key terms of the proposed transaction recommended by the Special Committee, including, among other terms, consideration, the transaction structure, governance of the Combined Company, conditions to consummating the proposed transaction, termination rights as well as certain covenants of both Parties. The Coeur LOI, other than in respect of the Exclusivity Period, was non-binding, and the entering into of the Arrangement Agreement was subject to each of SilverCrest and Coeur completing satisfactory due diligence, the directors and officers of both companies entering into voting support agreements, the approval by the boards of directors of both companies, and receipt by each of SilverCrest and Coeur of favourable fairness opinions from their respective financial advisors.

Immediately following the execution of the Coeur LOI, SilverCrest notified Party 1 and its financial advisor that SilverCrest was terminating the Party 1 Proposal, which termination was required under the terms of the Exclusivity Period. Each of the Company and Party 1 subsequently confirmed the destruction of all information of the other party in accordance with the terms of their confidentiality agreement.

Negotiations and Continuing Due Diligence with Coeur

In anticipation of the negotiation of the Arrangement Agreement, Cassels delivered a memorandum on August 23, 2024 and met with the Special Committee and the Board on August 27, 2024, with Paul, Weiss in attendance, to provide an additional overview of the role and responsibilities of directors, including members of the Special Committee, in a change of control transaction, with specific reference to the proposed acquisition of the Company by Coeur, and certain amendments were made to the mandate of the Special Committee to reflect the nature and scope of the specific transaction being pursued with Coeur. At that time, the Special Committee determined that it was prudent for it to also engage an independent financial advisor to opine on the fairness of the proposed transaction with Coeur. The Special Committee engaged Scotiabank as its independent financial advisor on September 27, 2024 on a fixed-fee basis to provide such opinion.

In the course of the Special Committee’s review and evaluation of the proposed transactions with Coeur and Party 1, between July and early October 2024, the Special Committee held 11 formal meetings and regularly consulted with management, Raymond James, Cormark, Cassels, Paul, Weiss, and, following its engagement, Scotiabank. When SilverCrest management representatives were invited to attend formal meetings of the Special Committee, at all of such meetings, the Special Committee also held in camera sessions without management present.

During the Exclusivity Period, SilverCrest and Coeur, assisted by their respective financial and legal advisors, conducted in-depth due diligence investigations of each other, including from a financial, accounting, tax, technical, operational, ESG, legal, social and human resources perspective. These due diligence investigations included the exchange of written materials via electronic data rooms, numerous due diligence calls with representatives from SilverCrest, Coeur and their respective legal, financial and technical advisors, as well as mine site visits. These due diligence investigations continued throughout the period leading up to the signing of the Arrangement Agreement, involving the review of extensive information files made available in Coeur’s data room, the engagement of numerous individuals in data room reviews on behalf of SilverCrest, and comprehensive due diligence questions submitted by SilverCrest to Coeur.

Between August 13-20, 2024, SilverCrest hosted representatives of Coeur’s management, operations and exploration teams for a second site visit at its Las Chispas Operation. On August 30, 2024, Mr. Fier had a discussion with Mr. Krebs with respect to both companies’ due diligence to date and the anticipated timeline towards announcement of the proposed transaction.

On August 30, 2024, the Special Committee met with the Company’s management and representatives of Cormark, Raymond James, Cassels and Paul, Weiss to receive an update on the Company’s in-depth financial and technical due diligence on Coeur, including site visits by the Company and its technical advisors to Coeur’s Rochester and Palmarejo mines, with a focus on the ramp-up at Rochester, the Company’s financial modelling for Coeur on an aggregate and asset basis, as well as the ongoing legal and regulatory due diligence

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on Palmarejo. In addition, Cormark and Raymond James provided an update on the financial analyses of Coeur and the Combined Company since the date of the Coeur LOI, and Cassels and Paul, Weiss provided an update on the legal due diligence of Coeur. Following extensive discussion, consideration and assessment of the key benefits and risks of the proposed transaction with Coeur for the Company and its Shareholders, as well as the merits and considerations around the extension of the Exclusivity Period, with the input from financial and legal advisors, the Special Committee authorized the Company to confirm the extension of the Exclusivity Period until September 13, 2024, subject to Coeur’s reconfirmation of the terms of the Coeur LOI. Later that day, Mr. Krebs re-confirmed the exclusivity extension by e-mail to Mr. Fier.

On August 30, 2024, Coeur’s Canadian counsel, Goodmans, delivered an initial draft Arrangement Agreement to Cassels. Cassels and Paul, Weiss prepared a key issues list and a mark up of the agreement for discussion with the senior management team of the Company and the Special Committee.

On September 5, 2024, the Special Committee, the management team, Cormark, Raymond James, Cassels and Paul, Weiss reviewed and discussed the key issues in the draft Arrangement Agreement and the Special Committee provided direction to counsel on a revised draft. Management and Cassels also provided updates to the Special Committee in respect of the ongoing legal and technical due diligence of Coeur, including the technical due diligence on Rochester. Following the Special Committee’s authorization, a revised draft of the Arrangement Agreement was delivered to Coeur’s counsel on September 6, 2024.

Between September 3 and 13, 2024 following the confirmation of the Exclusivity Period, the Company and Coeur continued to progress their respective due diligence efforts, including several due diligence sessions on both companies’ mineral reserves and resources, exploration and human resources matters. In the second week of September, Cassels, Paul, Weiss and SMVR, the Company’s Mexican counsel, delivered their preliminary legal due diligence reports on Coeur to the Company. During this time, senior management of Coeur and SilverCrest met to discuss human resources and retention matters at both the SilverCrest corporate and operational levels.

On September 11, 2024, Mr. Krebs discussed with Mr. Fier Coeur’s desire to extend the Exclusivity Period until October 3, 2024 to facilitate the completion of reciprocal due diligence and the negotiation of the Arrangement Agreement by the Parties, which request was formalized in writing on September 12, 2024. On the same day, the Special Committee met with the Company’s management and representatives of Cormark, Raymond James, Cassels and Paul, Weiss to consider Coeur’s request for the extension of the Exclusivity Period until October 3, 2024 (the “Extended Exclusivity Period”). A formal amending agreement to the Coeur LOI (the “LOI Amendment”) was proposed to be entered into between the Company and Coeur to confirm the Extended Exclusivity Period and reconfirm all other terms of the Coeur LOI, should the Special Committee determine that the Extended Exclusivity Period was in the best interest of the Company. The Special Committee, with the input and advice from the Company’s financial and legal advisors, considered and evaluated the financial considerations and analysis for the proposed transaction with Coeur since the date of the Coeur LOI, key milestones and risks in the timeline proposed by Coeur, both companies’ ongoing due diligence, the ongoing negotiation of the draft Arrangement Agreement, the Company’s strategic review process and availability of alternatives, and the benefits and risks of the Extended Exclusivity Period. Following in-depth discussion, the Special Committee unanimously determined that the Extended Exclusivity Period was in the best interests of the Company and recommended that the Board approve the entering into of the LOI Amendment by the Company with Coeur.

On September 13, 2024, the Board unanimously determined that the Extended Exclusivity Period and the entering into of the LOI Amendment were in the best interests of the Company, and authorized the Company to enter into the LOI Amendment with Coeur. On the same day, Messrs. Krebs and Fier discussed the Parties’ due diligence processes, ongoing negotiation of definitive documentation, as well as the offer consideration, including that the offer consideration will be discussed again by the Parties prior to entering into the Arrangement Agreement. Following the Board’s approval, the Company entered into the LOI Amendment.

Later on September 13, 2024, a revised draft Arrangement Agreement was delivered by Goodmans. Cassels and Paul, Weiss reviewed and discussed the key issues with the senior management team of the Company and the Special Committee. Between September 13, 2024 and the expiry of the Extended Exclusivity Period on October 3, 2024, Cassels and Paul, Weiss continued to negotiate the Arrangement Agreement and related documentation with Coeur’s legal counsel through the exchange of drafts and various conference calls. The Special Committee met with the Company’s management and representatives of Cassels, Paul, Weiss, Cormark and Raymond James to review key issues and open items on several occasions, including with respect to negotiation positions and strategies in respect of material provisions in the Arrangement Agreement relating to, among other things, termination rights, termination fees, conditions precedent, non-solicitation restrictions and treatment of equity compensation securities. The Special

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Committee provided directions to the Company’s management, with the advice of legal counsel, to negotiate the open issues with Coeur within the parameters discussed.

During this period, SilverCrest and Coeur continued to advance and complete their respective technical, operational, financial, tax, regulatory and legal due diligence, including several due diligence sessions in respect of each Party, with the assistance and input from their respective technical, financial and legal advisors. On September 24 and 25, 2024, SilverCrest hosted certain members of Coeur’s executive management and board of directors for a third site visit at the Las Chispas Operation. During the last week of September 2024, Cassels, Paul, Weiss and SMVR delivered supplemental Canadian, U.S. and Mexican legal due diligence reports, respectively, to the Company.

On October 1 and 2, 2024, Messrs. Krebs and Fier had discussions and exchanged correspondence on the proposed consideration under the Arrangement, taking into consideration the performance of Coeur Shares since the announcement by Coeur of the achievement of key milestones at its expanded Rochester mine on September 12, 2024. The Special Committee met with the Company’s management and representatives of Cormark, Raymond James, Scotiabank, Cassels and Paul, Weiss to discuss the negotiation of the premium for the consideration and other open issues relating to the Arrangement. Following extensive discussion, in consultation with the Company’s financial and legal advisors, Mr. John Wright, the Chair of the Special Committee and the Board, together with Mr. Fier, met with Mr. J. Kenneth Thompson, the lead independent director of Coeur and Mr. Krebs, to negotiate the proposed premium of the consideration under the Arrangement as well as other open issues relating to the Arrangement. The meeting was concluded with an alignment by both Parties that the proposed consideration under the Arrangement would reflect an implied 18% premium for SilverCrest Shares based on the 20-day volume weighted average prices of Coeur and SilverCrest as of the date of the Arrangement Agreement, which was consistent with the premium implied by the proposed consideration set forth in the Coeur LOI.

On October 3, 2024, Coeur and SilverCrest agreed to the Exchange Ratio of 1.6022 Coeur Shares for each outstanding SilverCrest Share, representing an implied 18% premium for SilverCrest Shares based on the 20-day volume-weighted average prices of Coeur and SilverCrest on the NYSE and NYSE American, respectively, as of the close of business on October 3, 2024.

Board and Special Committee Deliberations and Approval

The Board and Special Committee met on October 3, 2024 with representatives of Cassels and Paul, Weiss, and at relevant times, Cormark, Raymond James and Scotiabank, present. At the Board meeting, management of the Company presented its analysis and evaluation of the Arrangement, a detailed overview of management’s due diligence investigations on Coeur, including from an operational, technical, legal, ESG, human resources, financial, tax and accounting perspective, and a review of the Company’s strategic review process and opportunities landscape. Raymond James provided an overview of the Company’s strategic review process, including the discussions and opportunities in which the Company was engaged prior to entering into the Coeur LOI, and the likelihood of those discussions leading to a proposal. Cassels provided an overview of the material provisions of the Arrangement Agreement and related documentation, regulatory approvals required, considerations under MI 61-101, legal due diligence on Coeur, as well as the anticipated transaction timeline.

At that meeting of the Board, Cormark provided an overview of its approach to financial analysis, discussed the scope of its work, and presented its financial analysis of the proposed transaction. Following discussion, Cormark orally delivered its opinion (subsequently confirmed in writing) that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Board, the Consideration is fair, from a financial point of view, to Shareholders. Thereafter, Raymond James provided an overview of its approach to financial analysis, discussed the scope of its work, and presented its financial analysis of the proposed transaction. Following discussion, Raymond James orally delivered its opinion (subsequently confirmed in writing) that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Board, the Consideration is fair, from a financial point of view, to Shareholders. The Board Meeting was then adjourned in order to hold the meeting of the Special Committee.

At the Special Committee meeting, Scotiabank provided an overview of its approach to financial analysis, discussed the scope of its work, and presented its financial analysis of the proposed transaction. Following discussion, Scotiabank orally delivered its opinion (subsequently confirmed in writing) that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Special Committee, the Consideration is fair, from a financial point of view, to Shareholders.

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After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Special Committee considered both the expected benefits and risks of the Arrangement, the Cormark Fairness Opinion and Raymond James Fairness Opinion that had been provided to members of the Special Committee in their capacity as directors of SilverCrest, the Scotiabank Fairness Opinion as well as the matters more fully described under “The Arrangement – Reasons for the Arrangement”, the Special Committee completed its deliberations in camera and unanimously determined that the Arrangement is in the best interests of the Company (considering the interests of all stakeholders) and is fair and reasonable to Shareholders, and unanimously determined to recommend that the Board approve the Arrangement and the entering into of Arrangement Agreement by the Company and recommend that Securityholders vote FOR the Arrangement Resolution.

Immediately following the meeting of the Special Committee, the Board reconvened its meeting to receive the recommendation of the Special Committee. After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Board considered the unanimous recommendation of the Special Committee, the Cormark Fairness Opinion and the Raymond James Fairness Opinion, as well as both the expected benefits and risks of the Arrangement, including the matters more fully described under “The Arrangement – Reasons for the Arrangement”, the Board unanimously determined that the Arrangement is in the best interests of the Company (considering the interests of all stakeholders) and is fair and reasonable to Shareholders, and unanimously approved the Arrangement and the entering into of the Arrangement Agreement by the Company and resolved to recommend that Securityholders vote FOR the Arrangement Resolution.

Following the meeting of the Board, SilverCrest and Coeur, assisted by their respective legal counsel, finalized the terms of the Arrangement Agreement and related documentation. The Arrangement Agreement, SilverCrest Voting Agreements and Coeur Voting Agreements were then executed during the evening of October 3, 2024, and SilverCrest and Coeur issued a joint press release announcing the Arrangement prior to the opening of the TSX and NYSE on October 4, 2024.

Recommendation of the Special Committee

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with its financial and legal advisors, and having considered the Fairness Opinions, the Special Committee unanimously determined that the Arrangement is fair and reasonable to the Shareholders, and the Arrangement and entering into the Arrangement Agreement are in the best interests of the Company. The Special Committee unanimously recommended that the Board approve the Arrangement Agreement and that the Board recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board

Based on its considerations, investigations and deliberations, including consultation with its financial and legal advisors, the unanimous recommendation of the Special Committee, the Cormark Fairness Opinion and Raymond James Fairness Opinion, the Board has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of such director’s and officer’s SilverCrest Shares and SilverCrest Options FOR the Arrangement Resolution.

In forming its recommendation, the Special Committee and the Board considered a number of factors, including, without limitation, the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company and after taking into account the Fairness Opinions and the advice of the Company’s legal and other advisors and the advice and input of management of the Company.

Reasons for the Arrangement

At a meeting of the Board held on October 3, 2024, the Board evaluated the Arrangement in the context of the Company’s available strategic alternatives and, based on a thorough review of these alternatives, the Board unanimously:

•	determined that the Arrangement is in the best interests of the Company;
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•	resolved to recommend that Securityholders vote FOR the Arrangement Resolution; and
•	approved the Arrangement Agreement and the Arrangement.

In evaluating the Arrangement and in making its recommendations, the Board and the Special Committee gave careful consideration to the current and expected future position of the business of SilverCrest and all terms of the draft Arrangement Agreement, including the conditions precedent, representations and warranties and deal protections. The Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Special Committee, and the financial and legal advisors of the Special Committee and the Board and input from the senior management team. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board that Securityholders vote FOR the Arrangement Resolution:

•	Significant Premium. The Consideration represents an implied value of US$11.34 per SilverCrest Share, being an 18% premium based on the 20-day volume-weighted average prices of the Coeur Shares and SilverCrest Shares, each as at October 3, 2024 on the NYSE and NYSE American, respectively, and a 22% premium to the October 3, 2024 closing price of SilverCrest Shares on the NYSE American, being the last trading day prior to the announcement of the Arrangement. This also represents an all-time high in the value of SilverCrest Shares for Shareholders.
•	Meaningful Exposure to Diverse Asset Portfolio. Current Shareholders will maintain exposure to the Company’s high-grade, low-cost and high-margin Las Chispas Operation and will gain exposure to Coeur’s high quality and diversified portfolio consisting of four robust operating mines in the U.S. and Mexico and an exploration property in Canada, with further potential upside from the district-scale exploration potential of the Combined Company and organic mineral reserve growth. Current Shareholders will hold approximately 37% of the issued and outstanding shares of the Combined Company upon completion of the Arrangement, based on the number of securities of Coeur and SilverCrest issued and outstanding as of October 3, 2024.
•	Creation of a Leading Global Silver Company. The addition of Las Chispas to Coeur’s growing silver production from its recently expanded Rochester mine in Nevada and its Palmarejo underground mine in northern Mexico has the potential to generate significant 2025 silver production of approximately 21 million ounces from five North American operations, with approximately 56% of revenue generated from U.S.-based mines and approximately 40% of revenue from silver. In addition to the significant silver production, it is anticipated that the Combined Company can produce approximately 432,000 ounces of gold in 2025.
•	Strong Cash Flow and Deleveraging of Combined Company. The Combined Company is expected to generate approximately US$700 million of EBITDA[4] and US$350 million of free cash flow[3] in 2025 at lower overall costs and higher overall margins for Coeur. The Combined Company will also have more robust cash flow with the benefit of multiple producing mines in a diversified portfolio. The strong cash flow profile of the Combined Company will be augmented by SilverCrest’s strong balance sheet and no debt which are expected to result in an immediate 40% reduction in the Combined Company’s leverage ratio upon closing of the Arrangement.
•	Strategic Review Process and Value Maximization. The Arrangement with Coeur is the culmination of a comprehensive strategic review process that was initiated following Las Chispas achieving commercial production in late 2022, which process was overseen by the Board initially, and subsequently, the Special Committee, with the assistance of the Company’s financial advisors (including Raymond James initially in late 2022 and the addition of Cormark in 2024). During this process, the Company, through its financial advisors, canvassed numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining status quo, asset purchases, merger of equals, acquisitions and a sale of the Company). This process resulted in the evaluation of over 25 potential strategic opportunities, the execution of more than 15 confidentiality agreements, substantive reviews and site visits of more than 10 mineral properties and multiple site visits hosted at Las Chispas. See “The Arrangement – Background to the Arrangement” for more details on the strategic review process undertaken by the Company. After consultation on the proposed Arrangement with legal and financial advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to SilverCrest, including

4 This is a non-GAAP performance measure. See “Management Information Circular – Non-GAAP Financial Performance Measures”.

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continuing as an independent entity, potential acquisitions and sales, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe the Arrangement represents SilverCrest’s best prospect for maximizing Shareholder value.
•	Asset Diversification and Elimination of Single Asset Risk. The business, operations, assets, financial condition, operating results and prospects of SilverCrest are subject to significant uncertainty, including, but not limited to, risks associated with SilverCrest’s dependency on the Las Chispas Operation for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Combined Company will be better positioned to pursue a growth and value maximizing strategy as compared with SilverCrest on a standalone basis, as a result of the Combined Company’s larger market capitalization, asset and geographical diversification, elimination of single asset risk, technical expertise, greater trading liquidity, enhanced access to capital over the long term and the likelihood of increased investor interest and access to business development opportunities due to the Combined Company’s larger market presence.
•	Proven Leadership Team. Following the Arrangement, two of the current directors of SilverCrest, Messrs. N. Eric Fier and Pierre Beaudoin, will join the board of the Combined Company. Management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive management levels, along with diverse, high performing teams at the regional and operating sites with a proven track record of maximizing value by delivering long-life and profitable silver and gold mining operations. The Combined Company will continue its commitment to ESG with a specific focus on water usage, emissions, community and workforce development, and leading governance practices.
•	Fairness Opinions. The Special Committee received a fairness opinion from Scotiabank, and the Board received a fairness opinion from each of Cormark and Raymond James, all dated October 3, 2024 to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described under “The Arrangement – Fairness Opinions”.
•	Support of Directors and Officers. The boards of directors of both SilverCrest and Coeur have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers of SilverCrest and Coeur have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the amendment of Coeur’s charter and issuance of Coeur Shares as consideration under the Arrangement at Coeur’s stockholder meeting, as applicable.
•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board.
•	Other Factors. The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of SilverCrest and Coeur in the precious metals mining industry, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of SilverCrest and Coeur, taking into account the results of SilverCrest’s due diligence review of Coeur and its properties.

In making its determinations and recommendations, the Special Committee and the Board also observed that a number of procedural and legal safeguards were in place and are present to protect the interests of the Company, the Securityholders and other SilverCrest stakeholders. The procedural and legal safeguards include, among others:

•	Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, constitutes or would reasonably be expected to constitute or result in a Company Superior Proposal (as such term is defined in the Arrangement Agreement), provided that the Company has not materially breached its non-solicitation covenants under the Arrangement Agreement.
•	Reasonable Break Fee. The amount of the Company Termination Payment, being $60 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size

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of the Arrangement and should not, in the view of the Board, preclude a third party from potentially making a Company Superior Proposal.
•	Fairness of the Conditions. The Arrangement Agreement provides for certain conditions with respect to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee and the Board.
•	Securityholder Approval. The Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101.
•	Court and Regulatory Approvals. The Plan of Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement to Securityholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.
•	Dissent Rights. The terms of the Plan of Arrangement provide that Registered Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their SilverCrest Shares (as described in the Plan of Arrangement). See “The Arrangement — Dissenting Shareholders’ Rights” in this Circular for detailed information regarding the dissent rights of Shareholders in connection with the Arrangement.

The Board and the Special Committee also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

•	the risks to SilverCrest and the Securityholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the diversion of the Company’s management from the conduct of SilverCrest’s business in the ordinary course;
•	the terms of the Arrangement Agreement in respect of restricting the Company from soliciting third parties to make an Acquisition Proposal (as such term is defined in the Arrangement Agreement) and the specific requirements regarding what constitutes a Company Superior Proposal;
•	the terms of the Arrangement Agreement that require the Company to conduct its business in the ordinary course and prevent the Company from taking certain specified actions, which may delay or prevent SilverCrest from taking certain actions to advance its business pending consummation of the Arrangement;
•	the fact that, following the Arrangement, SilverCrest will no longer exist as an independent public company and the SilverCrest Shares will be delisted from the TSX and NYSE American;
•	the risk that changes in Law or regulation could adversely impact the expected benefits of the Arrangement to SilverCrest, Securityholders and other stakeholders;
•	the risk that the Coeur Shares to be issued as consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of SilverCrest Shares or Coeur Shares;
•	the risk that regulatory approvals may not be obtained in a timely manner and extend the restrictions on the conduct of SilverCrest’s business prior to the completion of the Arrangement, which could impact the Company’s ability to engage in business opportunities that may arise pending completion of the Arrangement;
•	the Company Termination Payment payable to Coeur, including if SilverCrest enters into an agreement in respect of a Company Superior Proposal to acquire SilverCrest, or that SilverCrest could be required to pay the Expense Reimbursement;
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•	the conditions to Coeur’s obligations to complete the Arrangement;
•	the right of Coeur to terminate the Arrangement Agreement under certain circumstances;
•	the risks inherent in integrating the operations of SilverCrest into Coeur, including that expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the Combined Company; and
•	the shares of the Combined Company to be received by Shareholders upon completion of the Arrangement will have different rights from SilverCrest Shares.

The above discussion of the information and factors considered by the Board and the Special Committee is not intended to be exhaustive, but is believed by the Board and the Special Committee to include the material factors considered by the Board and the Special Committee in its respective assessment of the Arrangement. In view of the wide variety of factors considered by the Board and the Special Committee in connection with its assessment of the Arrangement and the complexity of such matters, the Board and the Special Committee did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board and the Special Committee may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Board and the Special Committee.

The Board’s and the Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Management Information Circular – Forward-Looking Information”, under the heading “Risk Factors” and in Appendix H, “Information Concerning Coeur – Risk Factors”.

Fairness Opinions

In connection with the evaluation of the Arrangement, the Special Committee received and considered the Scotiabank Fairness Opinion, and the Board received and considered the Cormark Fairness Opinion and Raymond James Fairness Opinion.

The full text of the Fairness Opinions, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Scotiabank, Cormark and Raymond James in connection with their respective Fairness Opinions, are attached in Appendix E, Appendix F and Appendix G, respectively. This summary is qualified in its entirety by reference to the full text of such Fairness Opinions. Scotiabank, Cormark and Raymond James provided their opinions solely for the information and assistance of the Special Committee and the Board, as applicable, in connection with their consideration of the Arrangement and except for the inclusion of the Fairness Opinions in their entirety and a summary thereof in this Circular, the Fairness Opinions are not to be summarized, circulated, reproduced, publicized, disseminated, quoted from or referred to (in whole or in part) or used or relied upon by any party without the respective express prior written consent of Scotiabank, Cormark or Raymond James. The Fairness Opinions were not intended to be and are not a recommendation to the Special Committee or the Board as to whether it should approve the Arrangement Agreement or the Arrangement, nor are they a recommendation to any Securityholder as to how they should vote or act on any matter relating to the Arrangement or any other matter or an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Arrangement. Securityholders are urged to read the Fairness Opinions in their entirety.

Scotiabank Fairness Opinion

Scotiabank was formally engaged as an independent financial advisor to the Special Committee, pursuant to an engagement letter dated September 27, 2024, to provide the Special Committee with certain financial advisory services in connection with the Arrangement, including, among other things, the provision of an opinion regarding the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. Pursuant to the terms of its engagement letter with the Company, Scotiabank is to be paid a fixed fee for the delivery of the Scotiabank Fairness Opinion. The Company has also agreed to reimburse Scotiabank for reasonable out-of-pocket expenses and to indemnify Scotiabank against certain liabilities.

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On October 3, 2024, at the meeting of the Special Committee held to consider the Arrangement, Scotiabank rendered an oral opinion, which was subsequently confirmed in writing, to the Special Committee to the effect that, as of October 3, 2024, and based on and subject to the assumptions, limitations and qualifications set forth therein and such other matters as Scotiabank considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

In connection with the evaluation of the Arrangement, the Special Committee considered, among other things, the Scotiabank Fairness Opinion and the Board considered the advice and financial analyses provided by Cormark and Raymond James referred to below as well as the Fairness Opinions. As described under “The Arrangement – Reasons for the Arrangement”, the Fairness Opinions were only one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or the Consideration to be received by Shareholders pursuant to the Arrangement. In assessing the Scotiabank Fairness Opinion, the Special Committee also considered and assessed the independence of Scotiabank.

In support of the Scotiabank Fairness Opinion, Scotiabank performed certain financial analyses to evaluate the Consideration being offered in connection with the Arrangement, which are more fully described the Scotiabank Fairness Opinion.

The full text of the Scotiabank Fairness Opinion, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Scotiabank in connection with the Scotiabank Fairness Opinion, is attached in Appendix E.

Cormark Fairness Opinion

Cormark was formally engaged by the Company as a financial advisor, pursuant to an agreement dated July 15, 2024, to provide the Company with various advisory services in connection with the Arrangement including, among other things, the provision of the Cormark Fairness Opinion. Pursuant to the terms of its agreement with the Company, Cormark is to be paid fees for its services as financial advisor, including a fixed fee for the delivery of the Cormark Fairness Opinion. Cormark will also receive an advisory fee which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse Cormark for reasonable out-of-pocket expenses and to indemnify Cormark against certain liabilities.

On October 3, 2024, at the meeting of the Board held to consider the Arrangement, Cormark rendered an oral opinion, confirmed by delivery of a written opinion dated October 3, 2024 to the Board to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

The full text of the Cormark Fairness Opinion, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Cormark in connection with the Cormark Fairness Opinion, is attached in Appendix F. The Cormark Fairness Opinion represents the opinion of Cormark and the form and content of the Cormark Fairness Opinion have been approved for release by a committee of senior Cormark investment banking professionals, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and capital markets matters.

Raymond James Fairness Opinion

Raymond James was formally engaged by the Company as a financial advisor, pursuant to an agreement dated June 6, 2024, to provide the Company with various advisory services in connection with any potential transaction including, among other things, the provision of the Raymond James Fairness Opinion. Pursuant to the terms of its agreement with the Company, Raymond James is to be paid fees for its services as financial advisor, including a fixed fee for the delivery of the Raymond James Fairness Opinion. Raymond James will also receive a transaction fee which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse Raymond James for reasonable out-of-pocket expenses and to indemnify Raymond James against certain liabilities.

On October 3, 2024, at the meeting of the Board held to consider the Arrangement, Raymond James rendered an oral opinion, confirmed by delivery of a written opinion dated October 3, 2024 to the Board to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

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The full text of the Raymond James Fairness Opinion, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by Raymond James in connection with the Raymond James Fairness Opinion, is attached in Appendix G. The Raymond James Fairness Opinion represents the opinion of Raymond James and the form and content of the Raymond James Fairness Opinion have been approved for release by a committee of managing directors of Raymond James who are collectively experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

Voting and Support Agreements

SilverCrest Voting Agreements

The directors and senior officers of SilverCrest have entered into the SilverCrest Voting Agreements with Coeur pursuant to which they have agreed to vote FOR the Arrangement Resolution. As of the Record Date, the directors and senior officers of SilverCrest hold a total of 3,441,935 SilverCrest Shares and 1,680,436 SilverCrest Options, representing approximately 2.3% of the outstanding SilverCrest Shares and 3.4% of the outstanding SilverCrest Shares and SilverCrest Options collectively.

The directors and senior officers of SilverCrest have agreed, subject to the terms of the SilverCrest Voting Agreements, among other things:

(a)	at any meeting of Securityholders to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement to vote their SilverCrest Shares and SilverCrest Options entitled to be voted in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;
(b)	no later than ten (10) days prior to the date of the Meeting, with respect to all of their SilverCrest Shares and SilverCrest Options, to deliver or cause to be delivered, a duly executed proxy or VIF causing their SilverCrest Shares and SilverCrest Options to be voted in favour of the Arrangement Resolution, and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of Coeur;
(c)	not to exercise any Dissent Rights in connection with the Arrangement and not exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws to delay or prevent the Arrangement; and
(d)	except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase SilverCrest Shares, including any purchases of SilverCrest Shares under any of the Company Incentive Awards, not to, directly or indirectly (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its SilverCrest securities to any person without Coeur’s prior written consent, other than pursuant to the Arrangement Agreement or to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of a Company Incentive Award.

The SilverCrest Voting Agreements automatically terminate upon the earliest of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date on which a Company Change in Recommendation is undertaken by the Board; and (d) the completion of the Meeting.

The foregoing is a summary of the material terms of the SilverCrest Voting Agreements and is subject to, and qualified in its entirety by, the full text of the SilverCrest Voting Agreements, the form of which is appended to the Arrangement Agreement and filed under SilverCrest’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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Coeur Voting Agreements

The directors and senior officers of Coeur have entered into the Coeur Voting Agreements with SilverCrest pursuant to which they have agreed to vote in favour of the Coeur Charter Amendment and Coeur Stock Issuance. As of the record date of the Coeur Meeting, such directors and senior officers of Coeur hold a total of 6,045,787 Coeur Shares, representing approximately 1.5% of the outstanding Coeur Shares.

The directors and senior officers of Coeur have agreed, subject to the terms of the Coeur Voting Agreements, among other things:

(a)	at any meeting of Coeur Stockholders to be held to consider the Coeur Charter Amendment and Coeur Stock Issuance (including the Coeur Meeting) or any of the other transactions contemplated by the Arrangement Agreement to vote their Coeur Shares entitled to be voted in favour of the Coeur Charter Amendment and Coeur Stock Issuance and any other matter necessary for the consummation of the Arrangement, and against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;
(b)	no later than ten (10) days prior to the date of the Coeur Meeting, with respect to all of their Coeur Shares, to deliver or cause to be delivered, a duly executed proxy or VIF causing their Coeur Shares to be voted in favour of the Coeur Charter Amendment and Coeur Stock Issuance, and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of SilverCrest;
(c)	not to exercise any rights to dissent or rights of appraisal provided under any Laws or otherwise in connection with the Arrangement and not exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws to delay or prevent the Arrangement; and
(d)	except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of Coeur or the exercise of other rights to purchase Coeur Shares, including any purchases of Coeur Shares under any of the Coeur Incentive Awards, not to, directly or indirectly Transfer, or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Coeur securities to any person without SilverCrest’s prior written consent, other than pursuant to the Arrangement Agreement, or to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of a Coeur Incentive Award.

The Coeur Voting Agreements automatically terminate upon the earliest of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date on which a Coeur Change in Recommendation is undertaken by the Coeur Board; and (d) the completion of the Coeur Meeting.

The foregoing is a summary of the material terms of the Coeur Voting Agreements and is subject to, and qualified in its entirety by, the full text of the Coeur Voting Agreements, the form of which is appended to the Arrangement Agreement and filed under SilverCrest’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Plan of Arrangement

The following description is a summary of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular.

At the Effective Time, the following principal steps shall occur and shall be deemed to occur sequentially in the following order, without any further authorization, act or formality:

(a)	Transfer of Bullion: All Bullion beneficially owned by the Company shall be, and shall be deemed to be, transferred to Company Canadian Sub pursuant to Section 85 of the Tax Act and, in consideration therefor, Company Canadian Sub shall (i) allot and issue one (1) Company Canadian Sub Share to Company, and (ii) issue a U.S. dollar denominated, non-interest bearing, demand promissory note in favour of the Company with a principal amount equal to the Company’s cost amount of the Bullion (for the purpose of the Tax Act), and the Company and Company Canadian Sub shall file a joint election under

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Section 85 of the Tax Act and applicable provincial tax Laws with an elected amount determined by the Company in its sole discretion. Subsequently, Company Canadian Sub shall transfer, and shall be deemed to transfer, all Bullion referred to above to Coeur U.S. Sub and, in consideration therefor, Coeur U.S. Sub shall issue and deliver to Company Canadian Sub a U.S. dollar denominated promissory note, with a principal amount equal to the purchase price of the Bullion, being the fair market value thereof, bearing interest at the short-term Applicable Federal Rate for U.S. tax purposes on the Effective Date plus 2% per annum, having a maturity date that is December 31 of the year following the Effective Date.
(b)	Payment of Intercompany Debt: Company Mexican Sub shall transfer a cash amount: (i) to the Company equal to the lesser of (A) the principal amount outstanding under the Company Loan and (B) Company Mexican Sub’s Specified Cash Balance; (ii) if Company Mexican Sub’s Specified Cash Balance less the repayment described in (i) is positive, to the Company equal to the lesser of (C) any accrued interest on the Company Loan and (D) Company Mexican Sub’s Specified Cash Balance less the amount of the repayment described in (i); and (iii) if Company Mexican Sub’s Specified Cash Balance less the repayments described in (i) and (ii) is positive, to Company Canadian Sub equal to the lesser of (E) the interest owing on that certain intercompany loan between Company Mexican Sub and Company Canadian Sub and (F) Company Mexican Sub’s Specified Cash Balance less the amount of the repayments described in (i) and (ii); and following this step, such amounts determined by this step shall be, and shall be deemed to be, repaid by Company Mexican Sub.
(c)	Dissenting Shareholders: Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to the Company in accordance with, and for the Consideration under the Plan of Arrangement, and: (i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens.
(d)	Issuance of SilverCrest Shares to Coeur Canadian Sub: Each Shareholder, other than a Dissenting Shareholder, shall transfer and assign their SilverCrest Shares, free and clear of any Liens, to Coeur Canadian Sub in exchange for the Consideration for each such SilverCrest Share so transferred, and in respect of the SilverCrest Shares so transferred, the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such SilverCrest Share and Coeur Canadian Sub shall be the holder of all of the outstanding SilverCrest Shares, free and clear of all Liens.
(e)	Treatment of SilverCrest Options: Notwithstanding any vesting or exercise or other provisions to which a SilverCrest Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such SilverCrest Option), each SilverCrest Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Replacement Option exercisable to purchase from Coeur the number of Coeur Shares (rounded down to the nearest whole number) equal to the product of (A) the number of SilverCrest Shares subject to the SilverCrest Option immediately before the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Coeur Share subject to any such Replacement Option shall be an amount (rounded up to the nearest whole cent) equal to the quotient of (X) the exercise price per SilverCrest Share underlying the exchanged SilverCrest Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio. It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the SilverCrest Option for which it was exchanged immediately before the exchange. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a SilverCrest Option shall thereafter evidence and be deemed to evidence such Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.
(f)	Amalgamation of the Company and Company Canadian Sub: At 9:00 a.m. (Vancouver time) on the day following the Effective Date, the notice of articles of the Company shall be altered to the extent necessary for the Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; (ii) the name of the Company shall be

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changed to “SilverCrest Metals ULC” and the Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Coeur Canadian Sub, as sole shareholder of the Company, shall return all share certificates representing the Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA; and (iii) Coeur Canadian Sub shall elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes effective the day following the Effective Date.

Effective Date of the Arrangement

If the Arrangement Resolution is passed with the SilverCrest Securityholder Approval, the Coeur Stockholder Approvals, the Final Order and the COFECE Approval are obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions described under “The Arrangement Agreement — Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date. On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Coeur.

Exchange of SilverCrest Securities

Letter of Transmittal

Registered Shareholders will have received a Letter of Transmittal with this Circular. In order to receive the Consideration, such Shareholders (other than the Dissenting Shareholders) must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it, including the certificates or DRS Advices representing the SilverCrest Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. Beneficial Shareholders must contact their Intermediary for instructions and assistance in receiving the Consideration for their SilverCrest Shares.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders (other than the Dissenting Shareholders) can obtain additional copies of the Letter of Transmittal by contacting the Depositary at 1-800-564-6253 (within North America) or 1-514-982-7555 (international) or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Coeur, in its absolute discretion, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. Coeur reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificates or DRS Advices representing the SilverCrest Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. SilverCrest and Coeur recommend that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with an acknowledgment of receipt requested, and with proper insurance obtained, is recommended.

Exchange Procedure

On the Effective Date, each former Shareholder (other than a Dissenting Shareholder) who has surrendered to the Depositary certificates or DRS Advices representing one or more outstanding SilverCrest Shares shall, following completion of the transactions described above under the heading “The Arrangement – Plan of Arrangement”, be entitled to receive, and the Depositary shall deliver to such former Shareholder following the Effective Time, certificates or DRS Advices representing the Consideration that such former Shareholder is entitled to receive in accordance with the terms of the Arrangement.

Upon surrender to the Depositary of a certificate or DRS Advice that immediately before the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged for the Consideration in accordance with the terms of the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the SilverCrest Shares formerly represented by such certificate or DRS Advice under the terms of such certificate or DRS Advice, the BCBCA or the articles of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the

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Effective Time, certificates or DRS Advices representing the Consideration that such holder is entitled to receive in accordance with the terms of the Arrangement.

After the Effective Time and until surrendered, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more SilverCrest Shares following completion of the transactions described above under the heading

“The Arrangement – Plan of Arrangement”, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with the terms of the Arrangement.

Shareholders who hold SilverCrest Shares registered in the name of an Intermediary should contact the Intermediary for instructions and assistance in providing details for registration and delivery of the Consideration to which the Beneficial Shareholder is entitled.

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding SilverCrest Shares that were exchanged for Consideration Shares until the holder of such certificate shall surrender such certificate in accordance with the Arrangement as described in the foregoing paragraphs under the heading “Exchange Procedure” or under the heading “Lost Certificates or DRS Advices”. Subject to applicable Law at the time of such surrender of any certificate (or in the case of (ii) below, at the appropriate payment dates), there shall be paid to such holder of certificates representing SilverCrest Shares that were exchanged for Consideration Shares, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant to the Plan of Arrangement, and (ii) to the extent not paid under (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

DRS Advice

Where SilverCrest Shares are evidenced only by DRS Advice(s), there is no requirement to first obtain a certificate for those SilverCrest Shares or deposit with the Depositary any SilverCrest Share certificate evidencing SilverCrest Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS Advices is required to be delivered to the Depositary in order to surrender those SilverCrest Shares under the Arrangement. Coeur reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Treatment of SilverCrest Options

Each SilverCrest Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Replacement Option exercisable to purchase from Coeur the number of Coeur Shares (rounded down to the nearest whole number) equal to the product of (A) the number of SilverCrest Shares subject to the SilverCrest Option immediately before the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Coeur Share subject to any such Replacement Option shall be an amount (rounded up to the nearest whole cent) equal to the quotient of (X) the exercise price per SilverCrest Share underlying the exchanged SilverCrest Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio. It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the SilverCrest Option for which it was exchanged immediately before the exchange. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a SilverCrest Option shall thereafter evidence and be deemed to evidence such Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

Lost Certificates or DRS Advices

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged for Consideration pursuant to the Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making

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of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration payable and deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be paid and delivered shall as a condition precedent to the payment and delivery of such Consideration, give a bond satisfactory to Coeur and the Depositary (each acting reasonably) in such amount as Coeur may direct (each acting reasonably), or otherwise indemnify Coeur and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Coeur and the Depositary, each acting reasonably, against any claim that may be made against Coeur or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing SilverCrest Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare Investor Services Inc. by phone: toll-free in North America at 1-800-564-6253 or international at 1-514-982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

If any Shareholder fails to deliver to the Depositary the certificate(s) or DRS Advice(s), documents or instruments required to be delivered to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date, on such date: (a) such certificate(s) or DRS Advice(s) will cease to represent a claim or interest of any kind or nature as a securityholder of SilverCrest or Coeur, (b) the Consideration Shares, as applicable, to which the former holder of such certificate(s) or DRS Advice(s) was ultimately entitled shall be deemed to have been surrendered for no consideration to Coeur Canadian Sub (or its successor(s)), and (c) none of Coeur, Coeur Canadian Sub, SilverCrest or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Mail Services Interruption

Notwithstanding the provisions of the Arrangement, this Circular and the Letter of Transmittal, certificates or DRS Advices representing Consideration for SilverCrest Shares deposited pursuant to the Arrangement and any DRS Advice(s) or certificate(s), as applicable, representing SilverCrest Shares to be returned will not be mailed if Coeur determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Advices, certificates, and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited DRS Advice(s) or certificate(s) representing SilverCrest Shares in respect of which Coeur Shares are being issued were originally deposited upon application to the Depositary until such time as Coeur has determined that delivery by mail will no longer be delayed.

No Fractional Shares to be Issued

No fractional Consideration Shares will be issued to former Shareholders. Where the aggregate number of Consideration Shares to be issued to a Shareholder under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share will be rounded up to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Consideration Share and will be rounded down to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Consideration Share.

Withholding Rights

SilverCrest, Coeur, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Securityholder pursuant to the Arrangement or under the Plan of Arrangement (including amounts payable to Dissenting Shareholders and Optionholders), such amounts as SilverCrest, Coeur, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all

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purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, SilverCrest, Coeur, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

Effects of the Arrangement on Shareholders’ Rights

Shareholders receiving Consideration Shares under the Arrangement will become Coeur Stockholders. Coeur is a company existing under the laws of the State of Delaware, and the Coeur Shares are listed on the NYSE under the symbol “CDE”.

See Appendix L to this Circular for a summary comparison of the rights of Shareholders and Coeur Stockholders.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Board with respect to the Arrangement, Securityholders should be aware that certain directors and senior officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Securityholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

Securities Held by Directors and Senior Officers of the Company

The table below sets out for each director and senior officer of the Company as of the Record Date the number of SilverCrest Shares, SilverCrest Options, SilverCrest RSUs, SilverCrest PSUs and SilverCrest DSUs beneficially owned or controlled or directed by each of them and their associates and affiliates. Only the SilverCrest Shares and SilverCrest Options will be entitled to be voted at the Meeting.

Name, Province and Country of Residence, and Position with the Company	Number of SilverCrest Shares and % of Class(1)	Number of SilverCrest Options and % of Class(2)	Number of SilverCrest RSUs and % of Class(3)	Number of SilverCrest PSUs and % of Class(4)	Number of SilverCrest DSUs and % of Class(5)
Directors
N. Eric Fier British Columbia, Canada Chief Executive Officer and Director	2,064,075 1.4%	399,500 16.9%	72,782 16.3%	54,850 29.2%	- -%
John H. Wright British Columbia, Canada Director and Board Chair	254,146 0.2%	- -%	- -%	- -%	58,300 16.8%
Anna Ladd Kruger British Columbia, Canada Director	- -%	25,000 1.1%	- -%	- -%	39,500 11.4%

Hannes Portmann Ontario, Canada Director	40,000 0.0%	- -%	- -%	- -%	55,000 15.9%
Ani Markova Ontario, Canada Director	15,901 0.0%	- -%	- -%	- -%	55,000 15.9%

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Name, Province and Country of Residence, and Position with the Company	Number of SilverCrest Shares and % of Class(1)	Number of SilverCrest Options and % of Class(2)	Number of SilverCrest RSUs and % of Class(3)	Number of SilverCrest PSUs and % of Class(4)	Number of SilverCrest DSUs and % of Class(5)

Laura Diaz Mexico City, Mexico Director	- -%	25,000 1.1%	- -%	- -%	56,000 16.1%
Graham C. Thody British Columbia, Canada Director	30,000 0.0%	- -%	- -%	- -%	66,500 19.2%
Pierre Beaudoin Québec, Canada Director	92,665 0.1%	99,834 4.2%	8,000 1.8%	15,000 8.0%	16,500 4.8%
Senior Officers
Christoper Ritchie British Columbia, Canada President	590,900 0.4%	242,100 10.2%	42,900 9.6%	32,400 17.2%	- -%
Robert Doyle British Columbia, Canada Interim Chief Financial Officer	2,925 0.0%	- -%	6,500 1.3%	- -%	- -%
Anne Yong British Columbia, Canada Vice President, Governance, Risk and Sustainability	170,596 0.1%	142,350 6.0%	25,966 5.8%	19,400 10.3%	- -%
Cliff Lafleur Ontario, Canada Vice President, Operations	- -%	194,668 8.2%	25,466 5.7%	19,400 10.3%	- -%
Tara Hassan British Columbia, Canada Vice President, Corporate Development	- -%	318,500 13.5%	25,300 5.7%	19,400 10.3%	- -%
Sean Deissner British Columbia, Canada Vice President, Financial Reporting	7,244 -%	61,734 2.6%	16,600 3.3%	8,300 4.4%	- -%
Stephany Fier British Columbia, Canada Vice President, Exploration	150,000 0.1%	145,750 6.2%	25,634 5.8%	19,400 10.3%	- -%
Bernard Poznanski British Columbia, Canada Corporate Secretary	23,483 0.0%	26,000 1.1%	- -%	- -%	- -%
Total	3,441,935 2.3%	1,680,436 71.0%	249,148 55.9%	188,150 100.0%	346,800 100.0%

Notes:

(1)	Based on 149,188,518 SilverCrest Shares issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 3,441,935 SilverCrest Shares, representing approximately 2.3% of the issued and outstanding SilverCrest Shares.
(2)	Based on 2,365,586 SilverCrest Options issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 1,680,436 SilverCrest Options, representing approximately 71.0% of the issued and outstanding SilverCrest Options.
(3)	Based on 445,632 SilverCrest RSUs issued and outstanding as at the Record Date. As a group, all current senior officers and Mr. Beaudoin (having received SilverCrest RSUs in his previous role as Chief Operating Officer) beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 249,148 SilverCrest RSUs, representing approximately 55.9% of the issued and outstanding SilverCrest RSUs.
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(4)	Based on 188,150 SilverCrest PSUs issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 188,150 SilverCrest PSUs, representing 100% of the issued and outstanding SilverCrest PSUs.
(5)	Based on 346,800 SilverCrest DSUs issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 346,800 SilverCrest DSUs, representing 100% of the issued and outstanding SilverCrest DSUs.

SilverCrest Shares

As of the Record Date, the directors and senior officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 3,441,935 SilverCrest Shares that will be entitled to be voted at the Meeting, representing approximately 2.3% of the issued and outstanding SilverCrest Shares as of the Record Date.

All of the SilverCrest Shares owned or controlled by such directors and senior officers of the Company will be treated in the same manner under the Arrangement as SilverCrest Shares held by any other Shareholder.

If the Arrangement is completed, the directors and senior officers of the Company will receive as a group, in exchange for such SilverCrest Shares held at the Effective Time, an aggregate of approximately 5,514,668 Coeur Shares.

SilverCrest Options

As of the Record Date, the directors and senior officers of the Company hold SilverCrest Options exercisable for an aggregate of 1,680,436 SilverCrest Shares that will be entitled to be voted at the Meeting, which, when combined with the SilverCrest Shares held by such directors and senior officers, represents approximately 3.4% of the issued and outstanding SilverCrest Shares and SilverCrest Options collectively as of the Record Date. These SilverCrest Options have exercise prices ranging from C$7.13 to C$12.63 per SilverCrest Share.

If the Arrangement is completed, the directors and senior officers of SilverCrest will receive as a group, in exchange for such SilverCrest Options held on the Effective Time, an aggregate of approximately 2,692,395 Replacement Options to acquire approximately 2,692,395 Coeur Shares at exercise prices ranging from approximately C$4.45 to C$7.88 per Coeur Share.

SilverCrest RSUs, PSUs and DSUs

As of the Record Date, the directors and senior officers of the Company hold an aggregate of 249,148 SilverCrest RSUs, 188,150 SilverCrest PSUs and 346,800 SilverCrest DSUs. If the Arrangement is completed, the directors and senior officers of the Company will receive, as a group, cash payments in the aggregate amount of C$10,946,008.08 (assuming a price per Silvercrest Share equal to C$13.96, being the closing price of SilverCrest Shares on the TSX on January 7, 2025), less applicable withholding Taxes, upon the settlement of all the SilverCrest RSUs, SilverCrest PSUs and SilverCrest DSUs outstanding immediately prior to the Effective Time in accordance with the terms of the Arrangement Agreement and the Company Share Unit Plan.

Employment Agreements and Compensation Bonus

The Company is party to employment and management consulting agreements (collectively, the “Employment Agreements”) with certain senior officers currently employed by the Company, being N. Eric Fier, Christopher Ritchie, Cliff Lafleur, Tara Hassan, Anne Yong, Sean Deissner, and Stephany Fier, which provide for termination payments in certain circumstances, as well as certain payments and benefits in the event of a “change of control” (as defined in the respective Employment Agreements) and within certain timeframes following such change of control, such senior officers are terminated. The Arrangement will constitute a “change of control” for the purposes of the Employment Agreements.

N. Eric Fier (through Maverick)

With respect to Mr. Fier, who provides his services as the Chief Executive Officer of the Company through Maverick Mining Consultants Inc. (“Maverick”) pursuant to a management consulting agreement with the Company (the “Maverick Agreement”), if either (a) within six months after the date of the change of control, the Company terminates the Maverick agreement, or (b) within three months after the date of change of control, Mr. Fier (i) is not offered the position of Chief Executive Officer of the successor company, or (ii) is

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offered and declines to accept the position of Chief Executive Officer of the successor company, and Maverick elects to terminate the Maverick Agreement, then the Company must pay to Maverick a change of control payment equal to two (2) times of both the then applicable base rate per annum payable to Maverick, a payment equal to two (2) times the pro rata amount of the previous year’s bonus paid or payable to Maverick by the Company. The change of control benefit would not be triggered if Mr. Fier was offered and accepted the position of Chief Executive Officer of the successor company.

Other Senior Officers

With respect to the other senior officers, pursuant to their Employment Agreements, if the senior officer is terminated within six months of a change of control of the Company, the senior officer is entitled to receive an amount equal to the aggregate of the following:

(1)	in the case of Mr. Ritchie and Ms. Yong, 24 months of the then annual base salary and, in the case of Ms. Hassan, Mr. Lafleur, Mr. Deissner and Ms. Fier, 18 months of the then annual base salary;
(2)	1.5 times of any bonus paid or payable to the officer in respect of the Company’s most recently completed financial year; and
(3)	the cash equivalent of the officer’s accrued vacation pay.

In addition to the foregoing, the senior officers are entitled to a continuation of medical, dental and other employee benefits for the applicable time period indicated in subparagraph (1) above.

With respect to Mr. Doyle, who provides his services as the Interim Chief Financial Officer of the Company through Sinamatella Solutions Ltd. (“Sinamatella”) pursuant to a management consulting agreement with the Company (the “Sinamatella Agreement”), Sinamatella is entitled to receive retention bonus payments of (i) C$167,000 on March 31, 2025 and (ii) C$166,000 on September 30, 2025. The Sinamatella Agreement will automatically terminate on March 31, 2025, and if the Effective Date occurs after March 31, 2025, the Company will extend the term of the Sinamatella Agreement until the Effective Date. If Mr. Doyle is terminated within 60 days of a change of control of the Company, Mr. Doyle is entitled to receive all outstanding retention bonus payments.

Summary of Estimated Change of Control Benefits

The table below summarizes the estimated change of control benefits reflecting the maximum amount of base salary and assuming the maximum 2024 annual incentive that may be payable to each senior officer if such officer’s applicable Employment Agreement is terminated within the prescribed timeframes following the Effective Date, assuming an Effective Date of March 31, 2025. Final base salary and annual incentive amounts are all subject to review, which will occur in Q1 2025 by the Compensation Committee of the Board, and approval by the Board.

Name	Base Salary (C$)	Annual Incentive (C$)	Other (C$)[1]	Total (C$)
N. Eric Fier (Maverick)	1,344,000	473,425	-	1,817,425
Chris Ritchie	1,033,200	885,600	100,827	2,019,627
Robert Doyle (Sinamatella)	-	-	166,000	166,000
Anne Yong	753,375	484,313	73,496	1,311,185
Cliff Lafleur	630,000	675,000	93,513	1,398,513
Tara Hassan	565,031	565,031	60,744	1,190,807
Sean Deissner	441,000	378,000	51,004	870,004
Stephany Fier	565,031	484,313	37,362	1,086,706

Notes:
(1)	Amounts estimated based on current vacation and continuation of medical, dental and other employee benefits for the applicable time period to be paid out.

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Insurance Indemnification of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Coeur will, or will cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that that (i) Coeur shall not be required to pay any amounts in respect of such coverage prior to the Effective Time, and (ii) the cost of such policies shall not exceed 400% of the Company’s current annual premium for policies currently maintained by the Company or its Subsidiaries.

SilverCrest Securityholder Approval

At the Meeting, pursuant to the Interim Order, Securityholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Securityholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved with the SilverCrest Securityholder Approval, which is by at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders and Optionholders being entitled to one vote for each SilverCrest Share and SilverCrest Option, respectively, and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101.

The Arrangement Resolution must receive the SilverCrest Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Coeur Stockholder Approvals

Pursuant to Section 312.03(c) and Section 312.07 of the NYSE Listed Company Manual, the Coeur Stock Issuance must be approved by at least a majority of the votes cast in person or represented by proxy at the Coeur Meeting. As required by the certificate of incorporation of Coeur and the DGCL, the Coeur Charter Amendment must be approved by at least a majority of the votes cast in person or represented by proxy at the Coeur Meeting. If the Coeur Stock Issuance or the Coeur Charter Amendment is not approved by the Coeur Stockholders, the Arrangement cannot be completed.

Court Approval of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

Final Order

Subject to the approval of the Arrangement Resolution by Securityholders at the Meeting, the Company intends to make an application to the Court for the Final Order approving the Arrangement. The application for the Final Order is expected to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on February 11, 2025, or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. A copy of the Petition and Notice of Hearing of Petition is set forth in Appendix D to this Circular.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, SilverCrest or Coeur may determine not to proceed with the Arrangement. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from

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registration under the U.S. Securities Act for the Consideration Shares to be issued in the Arrangement to holders of SilverCrest Shares and for the issuance of the Replacement Options to be issued in the Arrangement, each pursuant to Section 3(a)(10) of the U.S. Securities Act.

Any Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a Response to Petition by no later than 4:00 p.m. (Vancouver time) on February 7, 2025, along with any other documents required, all as set out in the Interim Order and the Petition and Notice of Hearing of Petition, the text of which are set out in Appendix C and Appendix D to this Circular, respectively, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a Response to Petition will be given notice of the adjournment.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Petition and Notice of Hearing of Petition attached at Appendix D to this Circular. The Petition and Notice of Hearing of Petition constitute notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Each of the (i) Consideration Shares to be issued pursuant to the Arrangement to Shareholders in exchange for their SilverCrest Shares and (ii) Replacement Options to be issued pursuant to the Arrangement in exchange for SilverCrest Options have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and are being issued in reliance on the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof. The issuance of the foregoing securities shall be exempt from, or not subject to, U.S. state securities, or “blue sky”, laws. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of SilverCrest Shares and Replacement Options are approved by the Court, the Company and Coeur intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Consideration Shares and Replacement Options as a basis for the exemption from registration under the U.S. Securities Act for such issuance of the Consideration Shares and Replacement Options pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement and such issuance of the Consideration Shares and Replacement Options, such Coeur Shares and Replacement Options issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

Dissenting Shareholders’ Rights

The following is a summary of the provisions of the BCBCA relating to a Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its SilverCrest Shares. This summary is qualified in its entirety by reference to the full text of Division 2 of Part 8 of the BCBCA, which is attached as Appendix K to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix C to this Circular). The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

Pursuant to the Interim Order, each Registered Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and the Final Order. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

•	are ultimately entitled to be paid fair value for their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by SilverCrest, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than Section 2.3(d) of the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissent Shares, free and clear of any liens, to SilverCrest); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such SilverCrest Shares ; and
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•	are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Registered Shareholder and will be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

In no circumstances shall Coeur, Coeur Canadian Sub, SilverCrest or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those SilverCrest Shares in respect of which such rights are sought to be exercised as of the Record Date and as of the deadline for exercising such Dissent Rights. In no case shall Coeur, Coeur Canadian Sub, SilverCrest or any other Person be required to recognize holders of SilverCrest Shares who exercise Dissent Rights as holders of SilverCrest Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of SilverCrest Shares.

Pursuant to Division 2 of Part 8 of the BCBCA, every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement will be entitled to be paid the fair value of the SilverCrest Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Shareholder as at the close of business on the Record Date must dissent with respect to all SilverCrest Shares in which the holder owns either a registered or beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to SilverCrest, c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Attention: Rajit Mittal by 4:00 p.m. (Vancouver time) on or before February 4, 2025 (or by 4:00 p.m. (Vancouver time) on the business day that is two business days immediately preceding the Meeting if it is not held on February 6, 2025), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their SilverCrest Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her SilverCrest Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns SilverCrest Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the SilverCrest Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of SilverCrest Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

•	if such Notice Shares constitute all of the SilverCrest Shares of which the holder is the registered and beneficial owner and the holder owns no other SilverCrest Shares beneficially, a statement to that effect;
•	if such Notice Shares constitute all of the SilverCrest Shares of which the holder is both the registered and beneficial owner, but the holder owns additional SilverCrest Shares beneficially, a statement to that effect and the names of the registered holders of SilverCrest Shares, the number of SilverCrest Shares held by each such holder and a statement that written notices of dissent are being or have been sent with respect to such other SilverCrest Shares; or
•	if the Dissent Rights are being exercised by a holder of SilverCrest Shares on behalf of a beneficial owner of SilverCrest Shares who is not the dissenting shareholder, a statement to that effect and the name and address of the beneficial holder of the SilverCrest Shares and a statement that the registered holder is dissenting with respect to all SilverCrest Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Coeur’s obligation to complete the Arrangement that Shareholders have not validly exercised (and not withdrawn such exercise) Dissent Rights representing more than 5% of the issued and outstanding SilverCrest Shares. Each of the directors and

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senior officers of the Company has agreed to waive his or her Dissent Rights as a holder of SilverCrest Shares pursuant to their SilverCrest Voting Agreements.

If the Arrangement Resolution is approved by the SilverCrest Securityholder Approval and if SilverCrest notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after SilverCrest gives such notice, to send to SilverCrest the certificates (if any) representing the Notice Shares and a written statement that requires SilverCrest to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and Coeur is bound to purchase, those SilverCrest Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order.

The Dissenting Shareholder and SilverCrest may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on SilverCrest or Coeur to make an application to the Court. After a determination of the payout value of the Notice Shares, SilverCrest must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its SilverCrest Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will SilverCrest, Coeur, the Depositary or any other person be required to recognize a person as a Dissenting Shareholder unless such person is the holder of the SilverCrest Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time of the Arrangement; (i) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (ii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with SilverCrest’s written consent. If any of these events occur, SilverCrest must return the share certificates representing the SilverCrest Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, SilverCrest will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to SilverCrest, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial holders of SilverCrest Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such SilverCrest Shares is entitled to dissent.

For greater certainty, in addition to any other restrictions in the Interim Order and under the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Shareholders who vote or have instructed a proxyholder to vote such SilverCrest Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a Registered Shareholder as of the Record Date.

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SilverCrest suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences of the Arrangement”.

MI 61-101

The Company is a reporting issuer (or its equivalent) in all of the provinces of Canada except Québec, and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to formal valuation and minority approval requirements. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of the Company who receive a “collateral benefit” in connection with the Arrangement.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of the Company (which includes the directors and senior officers of the Company) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the Company. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of the Company is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of the Company or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding SilverCrest Shares (the “De Minimis Exclusion”), or (B) (x) the related party discloses to an independent committee of the Company the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the SilverCrest Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular (the “Independent Committee Exclusion”).

For a description of the “benefits” that the senior officers may be entitled to receive in connection with the Arrangement, see “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular. These “benefits” include the benefit received as a result of the exchange of SilverCrest Options, the accelerated vesting of the SilverCrest RSUs, SilverCrest PSUs and SilverCrest DSUs and change of control payments. Such benefits would constitute “collateral benefits” if not otherwise excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion or the Independent Committee Exclusion.

Following disclosure by each of the directors and senior officers of the number of securities of SilverCrest held by them and the total consideration that they expect to receive pursuant to the Arrangement, no senior officer of SilverCrest who is receiving a benefit in connection with the Arrangement will beneficially own or exercise control or direction over more than 1% (calculated in accordance with the provisions of MI 61-101) of the SilverCrest Shares except for Mr. N. Eric Fier. As such, any benefit received by any director or senior officer, except for Mr. Fier, is excluded from the definition of “collateral benefit” as a result of the De Minimis Exclusion.

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Mr. N. Eric Fier, the Chief Executive Officer and a Director of the Company, beneficially owns or exercises control or direction over more than 1% of the SilverCrest Shares (calculated in accordance with the provisions of MI 61-101) and will receive a benefit as a result of the exchange of SilverCrest Options, the accelerated vesting of SilverCrest RSUs and SilverCrest PSUs and the change of control payments. Accordingly, the benefits that Mr. Fier will receive as a result of the completion of the Arrangement constitute “collateral benefits” if it is not otherwise excluded from the definition of “collateral benefit” as a result of the Independent Committee Exclusion. The Company has determined it may not rely on the Independent Committee Exclusion with respect to the benefit that will be received by Mr. Fier, as the value of the benefit Mr. Fier will receive as a result of the Arrangement, net of any offsetting costs to Mr. Fier, is not less than 5% of the value of the amount of consideration that Mr. Fier expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the SilverCrest Shares beneficially owned by Mr. Fier. As such, the benefit to be received by Mr. Fier is a “collateral benefit” for the purposes of MI 61-101 and a simple majority of the votes cast on the Arrangement Resolution by Shareholders, excluding the votes for SilverCrest Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 is required. In this regard, any SilverCrest Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Fier must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Fier held, or exercised control or direction over, directly or indirectly, 2,064,075 SilverCrest Shares. As a result, a total of 2,064,075 SilverCrest Shares (representing approximately 1.4% of the issued and outstanding SilverCrest Shares) will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

Formal and Prior Valuations

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of the Company is, as a consequence of the Arrangement, directly or indirectly, acquiring the Company or its business or combining with Coeur, and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation. Furthermore, neither the Company nor any director or senior officer of the Company, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of the Company that has been made in the 24 months before the date of this Circular.

Prior Offers

The Company has not received any bona fide offers (as contemplated in MI 61-101) during the 24 months preceding the entry into of the Arrangement Agreement.

Stock Exchange Delisting and Reporting Issuer Status

The SilverCrest Shares will be delisted from the TSX and NYSE American as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that Coeur will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

Exchange Approvals

The Coeur Shares are listed and posted for trading on the NYSE. It is a condition of the Arrangement that the NYSE has approved for listing the Coeur Shares to be issued or made issuable in connection with the Arrangement (subject only to official notice of issuance).

The completion of the Arrangement is subject to the conditional approval of the TSX. On December 12, 2024, the TSX conditionally approved the Arrangement and the delisting of the SilverCrest Shares following the closing of the Arrangement, subject to the delivery of certain closing documentation.

COFECE Approval

Under the Mexican Antitrust Law, there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with COFECE and be approved before they are consummated. Transactions subject to the COFECE authorization that close before obtaining such authorization shall have no legal effect, and the transaction shall be considered null and void. Parties may condition the closing of a transaction on obtaining COFECE’s authorization.

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For purposes of the Mexican Antitrust Law, “concentration” is defined as any merger, acquisition of control or any transaction the result of which is the merger of corporations, companies, associations, shares, equity interests, trusts or assets in general, executed among competitors, suppliers, clients or any other economic agent.

In certain cases, an expedited review process may be available from COFECE. However, the Arrangement does not qualify for this expedited process.

The steps to obtain the COFECE authorization, in accordance with Article 89 and 90 of the Mexican Antitrust Law, are substantially as follows:

(1)	The parties must submit the pre-merger notice and all relevant accompanying documents before COFECE.

(2)	If, in COFECE’s opinion, the information delivered by the parties is incomplete (which opinion is discretionary), COFECE may request, within 10 business days following the filing, the parties to provide any information and documentation that COFECE considers is missing pursuant to Article 89 of the Mexican Antirust Law ( “Request for Basic Information”).

(3)	Thereafter, the parties have 10 business days to submit any missing information to COFECE. The parties may request an extension to provide a response to the Request for Basic Information.
(4)	If the parties fail to timely submit the complete requested information, COFECE will declare, within 10 business days, that the pre-merger notice was not duly filed, and the pre-merger notice will be dismissed. This would require the parties to redo the process all over again.

(5)	Once the filing is deemed to include all necessary documents and information, COFECE may request, in its sole discretion, additional information within 15 business days thereof (“Request for Additional Information”).

(6)	The parties must submit any additional information requested by COFECE within 15 business days following receipt of the Request for Additional Information. The parties may request an extension to provide a response to the Request for Additional Information.

(7)	If COFECE believes that the transaction poses any antitrust concerns, it shall notify the parties thereof at least 10 business days prior to the date on which the matter will be listed for discussion by COFECE’s Plenum. The parties shall have 10 business days to submit remedies or actions to address COFECE’s concerns.

(8)	If the parties identify from the beginning that the transaction may pose antitrust concerns, the parties may include proposed remedies or actions that favor free market and open economic competition, as part of their initial notice (e.g., excluding certain regions or certain business segments from the scope of the proposed transaction). Prior to issuing its decision, COFECE may also request the parties to submit for its approval such remedies or actions. In any case, if the proposed remedies or actions are submitted during the review process, all time periods for processing the filing will start again as of the date of submission of the proposed mitigating actions.

(9)	COFECE shall issue its decision no later than 60 business days following the date when the submission is deemed complete. That is, (i) as of the date of the submission of the pre-merger notice in case no requests for information are issued; or (ii) the date on which the parties respond to the Request for Basic Information and no Request for Additional Information is issued; or (iii) the date on which the parties respond to the Request for Additional Information. This term may be extended for 40 additional business days in complex transactions. Note that COFECE has discretionary authority to request additional documentation as many times as it deems necessary to complete its analysis.

(10)	If COFECE does not issue a formal decision within such 60 business days and the review period was not extended, the transaction will be deemed authorized. However, the parties may request a formal confirmation from COFECE.

(11)	COFECE may authorize, object or condition the transaction to certain remedies or actions.

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(12)	The parties must close the transaction within six months from the issuance of COFECE’s decision (term that can be extended for up to six additional months in justified cases, prior request) and must inform COFECE of the closing within 30 business days thereafter.

On November 8, 2024, the Parties filed a notification to COFECE with respect to the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by COFECE is ongoing and the COFECE Approval required under the Arrangement Agreement has not yet been obtained. The Parties note that there may be changes to the above in accordance with reforms to the constitution and secondary laws that are being carried out in the Congress of Mexico.

Regulatory Matters and Securities Law Matters

Regulatory approvals in respect of the Arrangement include, but are not limited to, (i) in relation to SilverCrest, the conditional approval of the TSX in respect of the Arrangement, the SilverCrest Securityholder Approval and the COFECE Approval, and (ii) in relation to Coeur, the approval of the NYSE for the issuance and listing of the Consideration Shares to be issued pursuant to the Arrangement and the Coeur Shares issuable on the exercise of the Replacement Options, the Coeur Stockholder Approvals and the COFECE Approval. Other than the foregoing approvals, SilverCrest is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, SilverCrest currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the SilverCrest Securityholder Approval at the Meeting, the Coeur Stockholder Approvals at the Coeur Meeting, the Final Order and the COFECE Approval, and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to be late in the first quarter of 2025.

Canadian Securities Law Matters

Each Shareholder is urged to consult with their professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Coeur Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws

SilverCrest is a reporting issuer in all of the provinces of Canada except Québec. The SilverCrest Shares currently trade on the TSX and the NYSE American. After the Arrangement, SilverCrest will be a wholly-owned subsidiary of Coeur, the SilverCrest Shares will be delisted from the TSX and the NYSE American (delisting is anticipated to be effective one or two business days following the Effective Date) and Coeur expects to apply to the applicable Canadian Securities Authorities to have SilverCrest cease to be a reporting issuer.

Distribution and Resale of Coeur Shares under Canadian Securities Laws

The distribution of the Coeur Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The Coeur Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Coeur Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Coeur, the selling security holder has no reasonable grounds to believe that Coeur is in default of Canadian Securities Laws.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Coeur Shares to be received in exchange for their SilverCrest Shares pursuant to the Arrangement, or Coeur Shares to be received upon exercise of the Replacement Options, complies with applicable U.S. Securities Laws.

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The following discussion does not address the Canadian Securities Laws that will apply to the issue and resale of Coeur Shares within Canada by Securityholders in the United States. Securityholders in the United States reselling their Coeur Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Coeur Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the Securities Laws of each state of the United States in which Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Coeur Shares and the Replacement Options to be issued to Securityholders pursuant to the Arrangement.

Resales of Coeur Shares After the Effective Date

The Coeur Shares to be received by Shareholders in exchange for their SilverCrest Shares pursuant to the Arrangement (which, for avoidance of doubt, does not include Coeur Shares issuable upon exercise of the Replacement Options), will be freely tradeable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Coeur after the Effective Date, or were “affiliates” of Coeur within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Coeur Shares by such a Coeur “affiliate” or person who has been a Coeur “affiliate” within 90 days prior to the Effective Date, will be subject to certain restrictions on resale imposed by the U.S. Securities Act, and may not be resold in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided under Rule 144.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144, persons who are “affiliates” (as defined in Rule 144) of Coeur after the Effective Date, or were “affiliates” of Coeur within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Coeur Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Persons who are “affiliates” after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of Coeur.

Exercise of Replacement Options

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of the Replacement Options. As a result, the Coeur Shares issuable upon exercise of the Replacement Options after the Effective Date may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the

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U.S. Securities Act and applicable state Securities Laws or pursuant to a registration statement under the U.S. Securities Act. Prior to the issuance of any Coeur Shares pursuant to any such exercise of Replacement Options after the Effective Time, if any, Coeur may require evidence (which may include an opinion of counsel of recognized standing) reasonably satisfactory to Coeur to the effect that the issuance of such Coeur Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Coeur Shares received upon exercise of the Replacement Options after the Effective Time, if any, by holders in the United States will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

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THE ARRANGEMENT AGREEMENT

The summary of the material provisions of the Arrangement Agreement below and elsewhere in this Circular is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. This summary may not contain all of the information about the Arrangement Agreement that is important to you. We urge you to carefully read the Arrangement Agreement in its entirety, including all of its schedules, as it is the legal document governing the Arrangement. The Arrangement Agreement contains representations and warranties that SilverCrest, Coeur and Coeur Canadian Sub have made to each other as of specific dates. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the arrangement and agreements contemplated thereby among SilverCrest and Coeur, and may be subject to important qualifications and limitations agreed to by SilverCrest and Coeur in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the Canadian Securities Authorities or the SEC, as applicable, and the assertions embodied in the representations and warranties contained in the Arrangement Agreement (and summarized below) are qualified by information in the Company Disclosure Letter or the Coeur Disclosure Letter, as applicable, and by certain information contained in certain of SilverCrest’s and Coeur’s public filings with the Canadian Securities Authorities or the SEC, as applicable. The Company Disclosure Letter, Coeur Disclosure Letter and filings with the Canadian Securities Authorities or the SEC, as applicable, contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Arrangement Agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after October 3, 2024 and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, Coeur or SilverCrest, as applicable, will disclose those material facts in the public filings that it makes with the Canadian Securities Authorities or the SEC, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties in the Arrangement Agreement and their description in this Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings SilverCrest and Coeur publicly file with the Canadian Securities Authorities or the SEC, as applicable. For more information, see “Other Information – Additional Information”.

The Arrangement

On October 3, 2024, the Parties entered into the Arrangement Agreement. The Arrangement Agreement provides that at the Effective Time, Coeur Canadian Sub will acquire all of the issued and outstanding SilverCrest Shares in exchange for the Consideration, with SilverCrest continuing as a wholly-owned subsidiary of Coeur.

The Arrangement will be implemented by way of a plan of arrangement under the BCBCA and requires approval by: (A) the Court; and (B) at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders and Optionholders being entitled to one vote for each SilverCrest Share and SilverCrest Option, respectively; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for purposes of MI 61-101.

If the Final Order is granted, and all other conditions to completion of the Arrangement, as set out in the Arrangement Agreement, are satisfied or waived (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Arrangement will become effective at the Effective Time in accordance with the terms of the Plan of Arrangement.

Consideration

At the Effective Time, each Shareholder (other than SilverCrest Shares held by Dissenting Shareholders) will receive consideration of 1.6022 Coeur Shares for each SilverCrest Share they hold.

No fractional Consideration Shares will be issued as part of the Arrangement. Where the aggregate number of Consideration Shares to be issued to a Shareholder as Consideration would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Consideration Share in the event that a Shareholder is entitled to a

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fractional share representing 0.5 or more of a Consideration Share, and shall be rounded down to the nearest whole Consideration Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Consideration Share.

Treatment of Company Incentive Awards

Company Incentive Awards that are outstanding immediately prior to the Effective Time will be treated in accordance with the Arrangement Agreement, the Plan of Arrangement and the applicable Company Equity Incentive Plan.

SilverCrest Options

At the Effective Time, each outstanding SilverCrest Option immediately prior to the Effective Time will be automatically exchanged for a Replacement Option. The Replacement Option will allow the holder to purchase Coeur Shares equal to the product of (i) the number of SilverCrest Shares subject to the SilverCrest Option immediately before the Effective Time multiplied by (ii) the Exchange Ratio (rounded down to the nearest whole number of Coeur Shares). The exercise price per Coeur Share will be equal to the quotient of (x) the exercise price per SilverCrest Share underlying the exchanged SilverCrest Option immediately prior to the Effective Time divided by (y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money-Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money-value of the SilverCrest Option for which it was exchanged immediately prior to the exchange. The terms of each Replacement Option, including expiration and exercise conditions, will mirror the terms of the original SilverCrest Option.

SilverCrest RSUs, SilverCrest PSUs and SilverCrest DSUs

At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement and the applicable Company Equity Incentive Plan, each outstanding (i) SilverCrest RSU granted pursuant to the Company Share Unit Plan; (ii) SilverCrest PSU granted pursuant to the Company Share Unit Plan; (iii) SilverCrest DSU granted pursuant to the Company Share Unit Plan or the Company DSU Plan, as applicable, in each case, will become fully vested, and the holder thereof will receive a cash payment to be calculated in accordance with the terms of the applicable Company Equity Incentive Plan.

Efforts to Obtain Required SilverCrest Securityholder Approval

SilverCrest is required to take all action necessary in accordance with the Interim Order, applicable Laws and its constating documents to duly call, give notice of, convene and conduct the Meeting to obtain the SilverCrest Securityholder Approval, to be held as promptly as reasonably practicable following the clearance of the Coeur Proxy Statement by the SEC (and, in any event, will use reasonable best efforts to convene the Meeting within 35 days of the SEC clearance).

Notwithstanding the foregoing, SilverCrest will be required to adjourn or postpone the Meeting if required by applicable Law or a Governmental Entity or as required for quorum purposes, and may adjourn the Meeting: (i) if SilverCrest reasonably determines in good faith that the requisite SilverCrest Securityholder Approval is unlikely to be obtained; (ii) if the Board determines in good faith that it is necessary or appropriate to postpone or adjourn the Meeting in order to give Securityholders sufficient time to evaluate any information or disclosure that SilverCrest has sent or otherwise made available to such holders by issuing a press release, filing materials with Canadian Securities Authorities or otherwise; (iii) if a notice of termination of the Arrangement Agreement is delivered by a Party prior to the date of the Meeting; or (iv) with Coeur’s prior written consent, and in each case, subject to the restrictions and time periods set out in the Arrangement Agreement.

Unless there is a Company Change in Recommendation as permitted under the Arrangement Agreement, SilverCrest will include in this Circular the Board Recommendation to the Securityholders that they vote FOR the Arrangement Resolution.

Efforts to Obtain Required Coeur Stockholder Approvals

Coeur is required to take all action necessary in accordance with applicable Laws and its constating documents to duly call, give notice of, convene and conduct the Coeur Meeting, to be held as promptly as reasonably practicable following the clearance of the Coeur

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Proxy Statement by the SEC (and, in any event, will use reasonable best efforts to convene the Coeur Meeting within 35 days of receipt of the SEC clearance). Notwithstanding the forgoing, Coeur will be required to adjourn or postpone the Coeur Meeting if required by applicable Law or a Governmental Entity or as required for quorum purposes, and may adjourn the Coeur Meeting: (i) if Coeur reasonably determines in good faith that the requisite Coeur Stockholder Approvals are unlikely to be obtained; (ii) if the Coeur Board determines that it is necessary or appropriate to postpone or adjourn the Coeur Meeting in order to give Coeur Stockholders sufficient time to evaluate any information or disclosure that Coeur has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise; (iii) if a notice of termination of the Arrangement Agreement is delivered by a Party prior to the date of the Coeur Meeting; or (iv) with SilverCrest’s prior written consent, and in each case, subject to the restrictions and time periods set out in the Arrangement Agreement.

Unless there is a Coeur Change in Recommendation as permitted under the Arrangement Agreement, Coeur will include in the Coeur Proxy Statement the Coeur Board Recommendation to the Coeur Stockholders that they vote in favour of the Coeur Stock Issuance and the Coeur Charter Amendment.

Final Court Approval

After the Interim Order of the Court has been obtained, the Securityholders have approved the Arrangement and the Coeur Stockholders have approved the Coeur Stock Issuance and the Coeur Charter Amendment, SilverCrest is required to (i) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable, and (ii) diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA as reasonably practicable but, in any event, within four business days after the SilverCrest Securityholder Approval is obtained. The Court will consider, among other things, the procedural and substantive fairness of the Arrangement to the Securityholders.

Conditions to Closing

Mutual Conditions Precedent

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Coeur and SilverCrest:

(a)	SilverCrest Securityholder Approval. The Arrangement Resolution shall have been approved and adopted by the Securityholders at the Meeting in accordance with the Interim Order.
(b)	Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either SilverCrest or Coeur, each acting reasonably, on appeal or otherwise.
(c)	Coeur Stockholder Approvals. The requisite approvals of the Coeur Stock Issuance and the Coeur Charter Amendment by the Coeur Stockholders shall have been obtained in accordance with the rules of the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment) at the Coeur Meeting.
(d)	Coeur Charter Amendment. The Coeur Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect.
(e)	Illegality. No law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins SilverCrest or Coeur from consummating the Arrangement (including, any law prohibiting the issuance of the Coeur Shares or the Replacement Option pursuant to the Arrangement Agreement without an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10)).
(f)	Exempt from Prospectus or Registration Requirements. The distribution of the Consideration Shares and the Replacement Options shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws, either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada, or by virtue of applicable exemptions under Canadian Securities Laws, and shall not be subject to resale restrictions under applicable Canadian Securities Laws.
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(g)	Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance).
(h)	COFECE Approval. The COFECE Approval shall have been obtained and shall not have been modified or rescinded.
(i)	No Termination. The Arrangement Agreement shall not have been terminated in accordance with its terms.

Conditions in Favour of Coeur

The obligation of Coeur to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Coeur and may be waived by Coeur, in whole or in part, at any time):

(a)	Performance of Covenants. All covenants of SilverCrest under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by SilverCrest in all material respects and Coeur shall have received a certificate of SilverCrest addressed to Coeur and dated the Effective Date, signed on behalf of SilverCrest by a senior executive officer of SilverCrest (on SilverCrest’s behalf and without personal liability), confirming the same as of the Effective Date.
(b)	Representations and Warranties. (i) The representations and warranties of SilverCrest set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of SilverCrest relating to organization and qualification, authority relative to the Arrangement Agreement, no conflict and absence of a Company Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of SilverCrest relating to Subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Coeur shall have received a certificate of SilverCrest addressed to Coeur and dated the Effective Date, signed on behalf of SilverCrest by a senior executive officer of SilverCrest (on SilverCrest’s behalf and without personal liability), confirming the same.
(c)	No Company Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Company Material Adverse Effect that is continuing as of the Effective Time.
(d)	Dissent Rights. Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 5% of the issued and outstanding SilverCrest Shares.

Conditions in Favour of SilverCrest

The obligation of SilverCrest to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of SilverCrest and may be waived by SilverCrest, in whole or in part, at any time):

(a)	Performance of Covenants. All covenants of Coeur under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Coeur in all material respects and SilverCrest shall have received a certificate of Coeur, addressed to SilverCrest and dated the Effective Date, signed on behalf of Coeur by a senior executive officer (on Coeur’s behalf and without personal liability), confirming the same as of the Effective Date.
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(b)	Representations and Warranties. (i) the representations and warranties of Coeur set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Coeur Material Adverse Effect; (ii) the representations and warranties of Coeur related to organization and qualification, authority relative to the Arrangement Agreement, no conflict and absence of a Coeur Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Coeur relating to Subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and SilverCrest shall have received a certificate of Coeur addressed to SilverCrest and dated the Effective Date, signed on behalf of Coeur by a senior executive officer of Coeur (on Coeur’s behalf and without personal liability), confirming the same.
(c)	Payment of Consideration. Coeur shall have deposited, or caused to be deposited, with the Depositary sufficient Coeur Shares to satisfy its obligations under the Arrangement Agreement, and the Depositary shall have confirmed to SilverCrest its receipt of such Coeur Shares.
(d)	No Coeur Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Coeur Material Adverse Effect that is continuing as of the Effective Time.
(e)	SilverCrest Director Nominees’ Appointment. The Company Director Nominees (to the extent they have consented to their appointment) shall have been appointed to the Coeur Board to be effective as of the Effective Time.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by Coeur, SilverCrest and Coeur Canadian Sub, in each case of a nature customary for transactions of this type. The representations and warranties were made solely for the purposes of the Arrangement Agreement and, in some cases, are subject to important qualifications, limitations and exceptions agreed to by SilverCrest and Coeur in connection with negotiating the Arrangement Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents publicly filed by Coeur or SilverCrest. Accordingly, the Securityholders and the Coeur Stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are also modified, by the Company Disclosure Letter and the Coeur Disclosure Letter. The Company Disclosure Letter and the Coeur Disclosure Letter contain information that has been included in the respective Party’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in the public record.

The representations and warranties of each of SilverCrest, Coeur and Coeur Canadian Sub relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict, required filings and consent; Subsidiaries; compliance with laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status; reports; stock exchange matters; financial statements; no undisclosed liabilities; interest in properties and mineral rights; mineral reserves and resources; scientific and technical information; employment matters; absence of certain changes or events; litigation; indigenous claims; community relations; no expropriation; taxes; insurance; non-arm’s length transactions; employee benefit plans; environmental matters; material contracts; whistleblower reporting; restrictions on business activities; brokers; corrupt practices legislation; sanctions; modern slavery laws; Competition Act (Canada); bankruptcy; and privacy and security.

In addition to the foregoing representations and warranties, SilverCrest has provided additional representations and warranties to Coeur and Coeur Canadian Sub with respect to auditors; personal property; intellectual property; books and records; and standstill agreements, and Coeur and Coeur Canadian Sub have provided additional representations and warranties to SilverCrest with respect to the Investment Canada Act (Canada) and the absence of applicable anti-takeover statutes.

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Covenants

Covenants Relating to the Arrangement

The Arrangement Agreement contains customary negative and affirmative covenants of SilverCrest and Coeur. Pursuant to the Arrangement Agreement, each of SilverCrest and Coeur has covenanted that it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Party or any of its Subsidiaries under the Arrangement, cooperate with the other Party in connection with the Arrangement, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, including, among other things: (a) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities; (b) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the other party challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; (c) use commercially reasonable efforts to satisfy all conditions precedent to the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; (d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws; (e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; and (f) promptly notify the other Party of (i) any Company Material Adverse Effect or Coeur Material Adverse Effect, as applicable, or any change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Coeur Material Adverse Effect, as applicable, (ii) any notice or other communication from any person alleging that a consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is required in connection with the Arrangement Agreement or the Arrangement, or (iii) any material proceedings commenced or, to the knowledge of Coeur or SilverCrest, as applicable, threatened against, relating to or involving or otherwise affecting Coeur or SilverCrest or any of their respective Subsidiaries, as applicable, in connection with the Arrangement Agreement or the Arrangement. SilverCrest has covenanted to give Coeur a reasonable opportunity to participate in the defense or settlement of any substantive shareholder litigation against SilverCrest or its directors or officers relating to the Arrangement, and no such settlement (to the extent a material monetary amount is involved) shall be agreed to without the prior written consent of Coeur, which consent shall not be unreasonably withheld, conditioned or delayed.

Covenants relating to General Conduct of Business

The Arrangement Agreement also contains customary covenants of SilverCrest and Coeur pertaining to the conduct of their respective businesses, including with respect to, among other things, corporate matters, issuing shares or other equity, distributions, dispositions and acquisitions, capital expenditures, preservation of mineral rights and properties and indebtedness, and in the case of SilverCrest, employment and compensation arrangements, material contracts, maintenance of insurance policies and taxes.

Covenants Specific to SilverCrest

SilverCrest has covenanted in the Arrangement Agreement to: (i) use commercially reasonable efforts to cause the SilverCrest Shares to be delisted from the TSX following the Effective Time; (ii) use commercially reasonable efforts to obtain resignations of all directors of SilverCrest and its Subsidiaries and separation agreements of each member of senior management who will be terminated, as requested by Coeur; and (iii) effect certain reorganizations of SilverCrest’s or its Subsidiaries’ business, operations and assets or such other transactions, as requested by Coeur subject to the conditions in the Arrangement Agreement.

Covenants Specific to Coeur

Coeur has undertaken covenants in the Arrangement Agreement to: (i) use commercially reasonable efforts to ensure that the Consideration Shares and the Replacement Options will be, at the Effective Time, registered or qualified under applicable U.S. state securities laws, or exempt from such registration and qualification requirements; (ii) file the Coeur Charter Amendment with the Secretary of the State of Delaware prior to the Effective Time; and (iii) provide compensation and benefits to certain SilverCrest employees (as described further below under “Certain Employee Matters”).

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Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements by both Coeur and SilverCrest, including covenants relating to:

(a)	efforts to obtain applicable regulatory approvals related to the Arrangement;
(b)	efforts to mutually determine and implement any necessary, appropriate or desirable arrangements in respect of Coeur’s and SilverCrest’s and their respective Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness;
(c)	cooperation between Coeur and SilverCrest in connection with public announcements and communications;
(d)	cooperation between Coeur and SilverCrest in the preparation and filing of this Circular and the Coeur Proxy Statement;
(e)	cooperation between Coeur and SilverCrest in connection with Coeur’s application for the listing of the Consideration Shares on the NYSE prior to the Effective Time;
(f)	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep information exchanged confidential;
(g)	cooperation between Coeur and SilverCrest in respect of applicable tax filings related to the Arrangement; and
(h)	indemnification of directors and officers of SilverCrest and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time (as described further below under “Insurance Matters”).

Covenants Regarding Non-Solicitation and Acquisition Proposals

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, each of Coeur and SilverCrest has agreed to not, and to cause each of its Subsidiaries to not, and shall not authorize any of their respective Representatives (including directors, officers, employees, advisors, agents, or other authorized Representatives) to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any of its Subsidiaries) any inquiry, proposal, or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;
(b)	engage or participate in any discussions or negotiations with any person (other than the other Party or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that either Party may (a) advise any person of the restrictions of the Arrangement Agreement, (b) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal, and (c) advise any person making an Acquisition Proposal that the board of directors of such Party has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal; or
(c)	make a Change in Recommendation.

Each of Coeur and SilverCrest has agreed to, and to cause its Subsidiaries and its Representatives to, immediately cease and cause to be terminated, any existing solicitation, encouragement, discussion or negotiation with any person (other than the other Party or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in respect of such Party, and, in connection therewith, such Party has agreed to discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by the Arrangement Agreement) and shall as promptly as reasonably

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practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the other Party and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). Each of Coeur and SilverCrest has agreed to not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of the Arrangement Agreement shall not be a violation of the Arrangement Agreement, or terminate, modify, amend or waive the terms thereof).

Notification of Acquisition Proposals

Each of Coeur and SilverCrest has agreed that if it or any of its Subsidiaries or Representatives, receives (a) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or (b) any request for non-public information relating to the Party or any of its Subsidiaries or access to the properties, books or records of the Party or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, then such Party shall:

(a)	promptly notify the other Party orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request; and
(b)	indicate the identity of the person or group of persons making such proposal, inquiry or contact and all material terms and conditions thereof; and
(c)	provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto; and
(d)	keep the other Party promptly (and, in any event, within 24 hours) informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the covenants described under “Non-Solicitation” above, if prior to obtaining, in the case of Coeur, the requisite Coeur Stockholder Approvals, or in the case of SilverCrest, the requisite SilverCrest Securityholder Approval, either

Coeur or SilverCrest receives a bona fide written Acquisition Proposal, such Party may (x) engage in or participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal, and (y) provide such person or group of persons non-public information relating to such Party or any of its Subsidiaries or access to the properties, books or records of such Party or any Subsidiary, if and only if:

(a)	the board of directors of such Party determines, in good faith after consultation with its legal and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and has provided the other Party with written notice of such determination;
(b)	the board of directors of such Party determines, in good faith after consultation with its legal and financial advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with its fiduciary duties under applicable Law;
(c)	such Acquisition Proposal did not result from a breach of its non-solicitation covenants described above under “Non-Solicitation” in any material respect; and
(d)	prior to providing any such copies, access or disclosures, (i) such Party enters into a confidentiality agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) such Party provides the other Party with a true, complete

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and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such person shall have already been or shall concurrently be provided to the other Party.

Superior Proposals and Right to Match

Coeur and SilverCrest have agreed that if, prior, in the case of Coeur being the receiving party, prior to obtaining the Coeur Stockholder Approvals, or in the case of SilverCrest being the receiving party, prior to obtaining the SilverCrest Securityholder Approval, a Party receives a written Acquisition Proposal that its board of directors (after consultation with its legal and financial advisors) determines in good faith constitutes a Superior Proposal, such receiving party may make a Change in Recommendation, in respect of the Arrangement and/or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	such Acquisition Proposal did not result from a breach of its non-solicitation covenants described above under “Non-Solicitation” in any material respect;
(b)	prior to such receiving party making a Company Change in Recommendation or a Coeur Change in Recommendation, as applicable, and/or such receiving party entering into a definitive agreement with respect to such Superior Proposal, such receiving party has provided the other Party with notice in writing, which notice shall contain (a) a statement as to the intention of the board of directors of the receiving party to determine such Acquisition Proposal constitutes a Superior Proposal, (b) the value in financial terms that the board of directors of the receiving party has determined should be ascribed to any non-cash consideration offered under such Superior Proposal, (c) a copy of any definitive agreement relating to such Superior Proposal, as applicable, and (d) copies of any material financing documents provided to the receiving party in connection therewith (with customary redactions);
(c)	at least five business days (the “Matching Period”) have elapsed from the date that the other Party received the notice from the receiving party in respect of the Superior Proposal;
(d)	during the Matching Period, the other Party shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with the terms as described below;
(e)	after the Matching Period, the board of directors of the receiving party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal, compared to any proposed amendments to the terms of the Arrangement by the other Party; and
(f)	prior to or concurrently with entering into such definitive agreement in respect of the Superior Proposal, the receiving party shall have terminated the Arrangement Agreement and shall have paid to the other Party the applicable termination payment as described below.

Coeur and SilverCrest acknowledge and agree that, during the Matching Period, (i) the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) the receiving party shall negotiate in good faith with the other Party to enable the other Party to make such amendments to the terms of the Arrangement as would enable the receiving party to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the board of directors of the receiving party shall review any proposal by the other Party to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Superior Proposal, ceasing to constitute a Superior Proposal, compared to the proposed amendments to the terms of the Arrangement. If the board of directors of the receiving party determines that such Acquisition Proposal would cease to constitute a Superior Proposal, as compared to the proposed amendments to the terms of the Arrangement, Coeur and SilverCrest will promptly amend the Arrangement Agreement and the Plan of Arrangement to reflect such proposed amendments.

The board of directors of the receiving party shall promptly reaffirm its recommendation in respect of the Arrangement by press release after: (i) any Acquisition Proposal which the board of directors of the receiving party determines not to constitute a Superior Proposal is publicly announced; or (ii) the board of directors of the receiving party determines that a proposed amendment to the terms of the Arrangement as described in the foregoing paragraph would result in any Acquisition Proposal which has been publicly announced no longer constituting a Superior Proposal. The other Party and its counsel shall be given a reasonable opportunity to

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review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the receiving party, acting reasonably.

Nothing in the Arrangement Agreement shall prevent the board of directors of the receiving party from: (a) calling and holding a meeting of SilverCrest Shareholders requisitioned by the SilverCrest Shareholders in accordance with the BCBCA, or calling and holding a meeting of Coeur Stockholders requisitioned by the Coeur Stockholders in accordance with Coeur’s constating documents, as applicable; (b) calling and holding a meeting of Coeur Stockholders or Shareholders, as applicable, ordered to be held by a court in accordance with law; (c) in the case of SilverCrest, responding through a directors’ circular or otherwise, as required by applicable securities laws, to an Acquisition Proposal that it determines is not a Superior Proposal; or (d) in the case of Coeur, (i) disclosing to the Coeur Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the U.S. Exchange Act or other disclosure required to be made in a proxy statement by applicable Laws, and (ii) making any “stop, look and listen” communication to the Coeur Stockholders pursuant to Rule 14d-9(f) promulgated under the U.S. Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal; provided that any “stop, look and listen” statement, or any such similar statement also includes an express reaffirmation of the Coeur Board Recommendation in respect of the Arrangement.

Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Coeur Stockholders or SilverCrest Securityholders, as applicable, or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of Coeur’s and SilverCrest’s obligations described under this section (except that the Matching Period in respect of any successive amendment or modification shall be two business days).

Certain Employee Matters

The Arrangement Agreement sets forth certain provisions relating to compensation and benefits of SilverCrest employees that generally apply following the Effective Time. From and after the Effective Time, Coeur shall cause SilverCrest and any successor to SilverCrest, to honour and fully comply in all material respects with the terms of all existing employment, consulting, indemnification, change in control, severance, termination or other compensation arrangements and employment and severance obligations of SilverCrest and any of its Subsidiaries that were entered into prior to the date of the Arrangement Agreement in the ordinary course or otherwise disclosed to Coeur. During the first 12 months following the Effective Time, Coeur will provide each SilverCrest employee who remains employed following the Effective Time (the “Continuing Employees”) with base salary or wages, target annual cash-based incentive opportunities, retirement and welfare benefits and severance benefits (excluding retention, change of control or transaction compensation and long-term, equity or equity-based incentive opportunities (the “Excluded Benefits”)), in each case, that are, in the aggregate, no less favourable than the practices, plans or policies in effect and provided to such employees immediately prior to the Effective Time.

Coeur shall use commercially reasonable efforts to cause the Coeur benefit plans to be available to Continuing Employees, to take into account each Continuing Employee’s service with SilverCrest or any of its Subsidiaries, as applicable, (but not for purposes of any Excluded Benefits) to the same extent recognized by comparable plans of SilverCrest and its Subsidiaries prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit

Coeur shall use commercially reasonable efforts to: (i) cause insurance carriers to waive all limitations as to pre-existing conditions, exclusions and waiting periods under applicable Coeur benefit plans for each Continuing Employee to the same extent waived under the comparable SilverCrest benefit plan prior to the Effective Time; and (ii) cause insurance carriers to honour under the applicable Coeur benefit plan, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Continuing Employees (and their covered dependents) with respect to similar plans maintained by SilverCrest or its Subsidiaries, only to the same extent recognized by SilverCrest or its Subsidiaries under the comparable SilverCrest benefit plan prior to the Effective Time. Credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

The Arrangement Agreement does not: (i) guarantee employment or service of any person, or continued receipt of any specific employee benefit, or preclude the ability of Coeur, SilverCrest or any of their respective Subsidiaries, to terminate any Continuing Employee or the employment or service of any person; (ii) amend or terminate any SilverCrest benefit plan or other employee benefit plan, program, agreement or arrangement; or (iii) create any third party beneficiary rights in any individual or person.

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Insurance Matters

Pursuant to the Arrangement Agreement, SilverCrest will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by SilverCrest and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Coeur will, or will cause SilverCrest and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that (i) Coeur will not be required to pay any amounts in respect of such coverage prior to the Effective Time, and (ii) the cost of such policy shall not exceed 400% of SilverCrest’s current annual aggregate premium for policies currently maintained by SilverCrest or its Subsidiaries. Coeur has also agreed to honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of SilverCrest and its Subsidiaries, which will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of Coeur and SilverCrest, or by either SilverCrest or Coeur if:

(a)	Occurrence of Outside Date. The Effective Time shall not have occurred on or before May 19, 2025, provided, however, that if the Effective Time has not occurred by such date by reason of the COFECE Approval not having been obtained and all other conditions have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time) or (to the extent permitted by Law) waived, the Initial Outside Date will be extended to August 19, 2025; except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date.
(b)	Illegality. After the date of the Arrangement Agreement, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins SilverCrest or Coeur from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable.
(c)	Failure to Obtain SilverCrest Securityholder Approval. The SilverCrest Securityholder Approval has not been obtained at the Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the SilverCrest Securityholder Approval.
(d)	Failure to Obtain Coeur Stockholder Approvals. The Coeur Stockholder Approvals have not been obtained at the Coeur Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with applicable Law, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the Coeur Stockholder Approvals.

Termination by Coeur

The Arrangement Agreement may be terminated prior to the Effective Time by Coeur if:

(a)	Company Change in Recommendation. The Board makes a Company Change in Recommendation described under “Non-Solicitation” above;
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(b)	SilverCrest Material Breach of Non-Solicit. SilverCrest breaches its non-solicitation covenants described under “Non-Solicitation” above in any material respect;
(c)	Breach of Representation or Warranty or Failure to Perform Covenants by SilverCrest. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (i) a breach of any representation or warranty, or (ii) failure to perform any covenant or agreement on the part of SilverCrest set forth in the Arrangement Agreement (other than the non-solicitation covenants described under “Non-Solicitation” above), in each case, shall have occurred that would cause the mutual conditions precedent or additional conditions precedent to Coeur’s obligations not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that Coeur is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or additional conditions precedent to SilverCrest’s obligations not to be satisfied; or
(d)	Coeur Superior Proposal. Prior to the receipt of the Coeur Stockholder Approvals, Coeur wishes to enter into a definitive agreement with respect to a Coeur Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); provided that Coeur is then in compliance with its covenants relating to non-solicitation and Acquisition Proposals under the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Coeur pays the Coeur Termination Payment described below.

Termination by SilverCrest

The Arrangement Agreement may be terminated prior to the Effective Time by SilverCrest if:

(a)	Coeur Change in Recommendation. The Coeur Board makes a Coeur Change in Recommendation described under “Non-Solicitation” above;
(b)	Coeur Material Breach of Non-Solicit. Coeur breaches its non-solicitation covenants described under “Non-Solicitation” above in any material respect;
(c)	Breach of Representation or Warranty or Failure to Perform Covenants by Coeur. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (i) a breach of any representation or warranty, or (ii) failure to perform any covenant or agreement on the part of Coeur set forth in the Arrangement Agreement (other than the non-solicitation covenants described under “Non-Solicitation” above), in each case, shall have occurred that would cause the mutual conditions precedent or additional conditions precedent to SilverCrest’s obligations not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that SilverCrest is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or additional conditions precedent to Coeur’s obligations not to be satisfied; or
(d)	Company Superior Proposal. Prior to the receipt of the SilverCrest Securityholder Approval, SilverCrest wishes to enter into a definitive agreement with respect to a Company Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); provided that SilverCrest is then in compliance with the covenants relating to non-solicitation and Acquisition Proposals described above in all material respects and that, prior to or concurrently with such termination, SilverCrest pays the Company Termination Payment described below.

Termination Payments

The Arrangement Agreement provides that (a) if a Coeur Termination Payment Event (as defined below) occurs, Coeur shall pay, as liquidated damages in consideration for the loss of SilverCrest’s rights under the Arrangement Agreement, by wire transfer of immediately available funds the Coeur Termination Payment of $100,000,000; and (b) if a Company Termination Payment Event (as defined below) occurs, SilverCrest shall pay, as liquidated damages in consideration for the loss of Coeur’s rights under the Arrangement Agreement, by wire transfer of immediately available funds the Company Termination Payment of $60,000,000.

A “Company Termination Payment Event” means the termination of the Arrangement Agreement:

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(a)	by Coeur upon the circumstances described in the paragraph “Company Change in Recommendation” or “SilverCrest Material Breach of Non-Solicit” under the heading “Termination of the Arrangement Agreement – Termination by Coeur” above;
(b)	by SilverCrest upon circumstances described in the paragraph “Company Superior Proposal” under the heading “Termination of the Arrangement Agreement – Termination by SilverCrest” above; or
(c)	by either Party upon circumstances described in the paragraphs “Occurrence of Outside Date” or “Failure to Obtain SilverCrest Securityholder Approval” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, or by Coeur upon circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by SilverCrest” under the heading “Termination of the Arrangement Agreement – Termination by Coeur” above, but, in each case, only if:
(i)	prior to such termination, a bona fide Acquisition Proposal in respect of SilverCrest shall have been made to SilverCrest and publicly announced by any person making the Acquisition Proposal (other than Coeur or its affiliates),
(ii)	such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Meeting, and
(iii)	within 12 months following the date of such termination, either (1) SilverCrest or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) is consummated.

A “Coeur Termination Payment Event” means the termination of the Arrangement Agreement:

(a)	by SilverCrest upon the circumstances described in the paragraph “Coeur Change in Recommendation” or “Coeur Material Breach of Non-Solicit” under the heading “Termination of the Arrangement Agreement – Termination by SilverCrest” above;
(b)	by Coeur upon circumstances described in the paragraph “Coeur Superior Proposal” under the heading “Termination of the Arrangement Agreement – Termination by Coeur” above; or
(c)	by either Party upon circumstances described in the paragraphs “Occurrence of Outside Date” or “Failure to Obtain Coeur Stockholder Approvals” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, or by SilverCrest upon circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by Coeur” under the heading “Termination of the Arrangement Agreement – Termination by SilverCrest” above, but, in each case, only if:
(i)	prior to such termination, a bona fide Acquisition Proposal in respect of Coeur shall have been made to Coeur and publicly announced by any person making the Acquisition Proposal (other than SilverCrest or its affiliates),
(ii)	such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Coeur Meeting, and
(iii)	within 12 months following the date of such termination, either (1) Coeur or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) is consummated.

For purposes of the Company Termination Payment Event and the Coeur Termination Payment Event referred to above, the term “Acquisition Proposal” has the meaning assigned thereto under “Glossary of Terms”, except that references to “20% or more” are deemed to be references to “50% or more”.

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Expense Reimbursement Payable by SilverCrest

In the event that the Arrangement Agreement is terminated by either Coeur or SilverCrest upon circumstances described in the paragraphs “Failure to Obtain SilverCrest Securityholder Approval” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, and the Board has not made a Company Change in Recommendation, SilverCrest will reimburse Coeur for all reasonable and documented expenses incurred by Coeur’s third-party Representatives in respect of the Arrangement and the Arrangement Agreement, up to a maximum of $17,000,000. However, if SilverCrest is required to pay the Company Termination Payment to Coeur due to a Company Termination Payment Event occurring, SilverCrest will not be required to pay the Expense Reimbursement to Coeur.

Expense Reimbursement Payable by Coeur

In the event that the Arrangement Agreement is terminated by either Coeur or SilverCrest upon circumstances described in the paragraphs “Failure to Obtain Coeur Stockholder Approvals” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, and the Coeur Board has not made a Coeur Change in Recommendation, Coeur will reimburse SilverCrest for all reasonable and documented expenses incurred by SilverCrest’s third-party Representatives in respect of the Arrangement and the Arrangement Agreement, up to a maximum of $17,000,000. However, if Coeur is required to pay the Coeur Termination Payment due to a Coeur Termination Payment Event occurring, Coeur will not be required to pay the Expense Reimbursement to SilverCrest.

Amendments

Subject to the provisions of the Interim Order, Final Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Securityholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained therein or in any document delivered pursuant thereto;
(c)	waive compliance with or modify any of the covenants therein contained and waive or modify performance of any of the obligations of the Parties; and
(d)	waive compliance with or modify any mutual conditions precedent therein contained.

In addition, pursuant to the Plan of Arrangement:

(a)	Coeur and SilverCrest reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by SilverCrest and Coeur, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Securityholders if and as required by the Court.
(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Coeur and SilverCrest at any time prior to the Meeting (provided, however, that Coeur and SilverCrest shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of Coeur and SilverCrest (each acting reasonably); and (ii) if required by the Court, it is consented to by the Shareholders voting in the manner directed by the Court.
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(d)	Any amendment, modification or supplement to the Plan of Arrangement may be made by SilverCrest and Coeur without the approval of or communication to the Court or the Securityholders, provided that it concerns a matter which, in the reasonable opinion of SilverCrest and Coeur, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any of the Securityholders.
(e)	The Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Specific Performance

In addition to any other remedy that may be available to each Party under the terms of the Arrangement Agreement, a non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief or specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.

RISK FACTORS

In evaluating the Arrangement, Securityholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by SilverCrest, may also adversely affect the trading price of the SilverCrest Shares, the Coeur Shares and/or the business of the Combined Company following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Securityholders should also carefully consider the risk factors associated with the businesses of SilverCrest and Coeur under “Information Concerning SilverCrest”, Appendix H “Information Concerning Coeur” and Appendix I “Information Concerning the Combined Company” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risk Relating to the Arrangement

The Coeur Shares issued in connection with the Arrangement may have a market value different than expected

Each Shareholder will receive Coeur Shares as the Consideration based on the Exchange Ratio. Because the Exchange Ratio and therefore the number of Coeur Shares received as part of Consideration will not be adjusted to reflect any changes in the market value of Coeur Shares or SilverCrest Shares, the market values of the Coeur Shares and the SilverCrest Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Coeur Shares declines, the value of the Consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Coeur, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither SilverCrest nor Coeur has control. As a result of such variations, historical market prices are not indicative of future market prices or the market value of the Coeur Shares that Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Consideration that Shareholders receive on the Effective Date will equal or exceed the market value of the SilverCrest Shares held by such Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of the Coeur Shares will not decline following the completion of the Arrangement.

The market price of the SilverCrest Shares and Coeur Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of SilverCrest Shares may be materially adversely affected and decline to the extent that the current market price of the SilverCrest Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons

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for terminating the Arrangement Agreement, SilverCrest’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Company Termination Payment or the Expense Reimbursement, as applicable in connection to the Arrangement.

The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of SilverCrest’s or Coeur’s control, including receipt of the Final Order, SilverCrest Securityholder Approval, Coeur Stockholder Approvals, COFECE Approval and certain regulatory and securities exchange approvals. The regulatory approval process may take a lengthy period to complete which could delay completion of the Arrangement.

In addition, the completion of the Arrangement is conditional on, among other things, no Company Material Adverse Effect or Coeur Material Adverse Effect having occurred and is continuing as of the Effective Time.

There can be no certainty, nor can SilverCrest or Coeur provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of the satisfaction and waiver of such conditions precedent and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed or its completion is materially delayed, and/or the Arrangement Agreement is terminated, the market price of SilverCrest Shares may be adversely affected. In such events, SilverCrest’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that SilverCrest would remain liable for costs relating to the Arrangement.

The completion of the Arrangement is uncertain and SilverCrest will incur costs and may have to pay the Company Termination Payment or the Expense Reimbursement under certain circumstances

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of SilverCrest’s resources to the completion thereof could have a negative impact on SilverCrest’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of SilverCrest.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by SilverCrest and Coeur even if the Arrangement is not completed. SilverCrest and Coeur are each liable for their own costs incurred in connection with the Arrangement, subject to the Expense Reimbursement payable by the other Party in certain circumstances. If the Arrangement is not completed, SilverCrest may be required to pay Coeur the Company Termination Payment or the Expense Reimbursement in certain circumstances. The payment of such fee may have an adverse effect on SilverCrest’s financial position. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

SilverCrest is restricted from taking certain actions while the Arrangement is pending

SilverCrest is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, SilverCrest is restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts SilverCrest from taking specified actions without the consent of Coeur until the Arrangement is completed. These restrictions may prevent SilverCrest from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of SilverCrest’s resources to the completion thereof, and the restrictions that were imposed on SilverCrest, may have an adverse effect on the future operations, financial condition and prospects of SilverCrest as a standalone entity.

The Company Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire SilverCrest

Under the Arrangement Agreement, SilverCrest would be required to pay a Company Termination Payment of $60,000,000 if the Arrangement Agreement is terminated in certain circumstances. This Company Termination Payment may discourage other parties from attempting to acquire SilverCrest Shares or otherwise making an Acquisition Proposal to SilverCrest, even if those parties would otherwise be willing to offer greater value to Securityholders than that offered by Coeur under the Arrangement. In addition, the payment of such fee may have an adverse effect on SilverCrest’s financial position.

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The Arrangement may divert the attention of SilverCrest’s Management

The Arrangement could cause the attention of SilverCrest’s management to be diverted from the day-to-day operations of SilverCrest. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, operating results or prospects of SilverCrest if the Arrangement is not completed, and on Coeur following the Effective Date.

The Arrangement Agreement may be terminated in certain circumstances

Each of Coeur and SilverCrest has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can SilverCrest provide any assurance, that the Arrangement will not be terminated by Coeur or SilverCrest prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Coeur or SilverCrest may terminate the Arrangement Agreement. The Arrangement Agreement also contemplates the Company Termination Payment or the Expense Reimbursement payable by SilverCrest if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of SilverCrest.

If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

Directors and officers of SilverCrest have interests in the Arrangement that may be different from those of Securityholders generally

In considering the recommendation of the Board with respect to the Arrangement, Securityholders should be aware that certain members of SilverCrest’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of SilverCrest, may have a material adverse effect on SilverCrest’s business operations, financial condition, financial results and share price.

The Board considered financial projections prepared by SilverCrest management in connection with the Arrangement, and actual performance of Coeur and SilverCrest may differ materially from these projections

The Board considered, among other things, certain projections, prepared by SilverCrest management, with respect to each of Coeur (the “Coeur Projections”), SilverCrest (the “SilverCrest Projections”) and the Combined Company following the completion of the Arrangement (together with the Coeur Projections and the SilverCrest Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such Projections were prepared. SilverCrest does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond SilverCrest’s and Coeur’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of SilverCrest and Coeur, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the financial and other Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that SilverCrest, the Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by SilverCrest management for internal use and to, among other things, assist SilverCrest in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS Accounting Standards, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP,

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SilverCrest’s independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the Projections.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by SilverCrest management or as of the date of this Circular. Except as required by applicable Securities Laws, SilverCrest does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Coeur and SilverCrest may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Coeur and SilverCrest may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Coeur or SilverCrest seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The Consideration Shares to be received by Shareholders as a result of the Arrangement will have different rights from the SilverCrest Shares

Coeur is a Delaware corporation governed under the DGCL. SilverCrest is a company governed by the BCBCA. Upon completion of the Arrangement, Shareholders will become Coeur Stockholders and their rights as stockholders will be governed by the DGCL and Coeur’s constating documents. Certain of the rights associated with Coeur Shares under the DGCL and Coeur’s constating documents are different from the rights associated with SilverCrest Shares under the BCBCA. See Appendix L “Comparison of Rights of SilverCrest Shareholders and Coeur Stockholders”.

Failure by Coeur and/or SilverCrest to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement

Coeur is subject to the provisions of the U.S. Foreign Corrupt Practices Act. SilverCrest is subject to the U.S. Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Coeur or SilverCrest to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

Coeur and SilverCrest are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. A failure by either of Coeur or SilverCrest to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Coeur or SilverCrest prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

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Risks Relating to the Combined Company

The Combined Company may not recognize certain anticipated synergies and other benefits of the Arrangement

SilverCrest and Coeur are proposing to complete the Arrangement to realize certain benefits and synergies that are expected to result from combining the business of the Company with Coeur’s, including, among other things, an enhanced market valuation and stronger financial position.

Expected benefits from the Arrangement are based on estimates of a variety of key factors, including mineral reserves and resources, grade, recovery rates, the ability of processing infrastructure to meet desired throughput rates, and operating costs, among others. However, achieving results in line with those estimates is subject to risks and uncertainties such as variability in grade, recovery rates and cost inputs and any inability of infrastructure to accommodate higher throughput. There can be no certainty that the Combined Company will be able to successfully expand or extend the lives of existing mining operations, and a completed project may not yield the anticipated operational or financial benefits, such as expected availability, throughput, metal recovery rates, concentrate quality, unit costs, operating margin and/or cash flows, any of which may have a material negative impact on returns on invested capital, operating costs or cash flows.

The mineral reserves and mineral resource figures presented in public filings are also based on estimates made by technical personnel and are a function of geological and engineering analyses that require assumptions about production costs, recoveries, and gold, silver, zinc and lead market prices. Thus, irrespective of well-established controls, the estimation of mineral reserves and mineral resource figures are based on subjective factors. No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves or that inferred resources will be upgraded to measured or indicated resources. Any of these adjustments or updates to mining plans of the Combined Company or new or updated technical or geological information may also impact anticipated metal recovery rates. Any of these adjustments may adversely affect actual operating performance, production, financial condition, results of operations and cash flows.

The anticipated benefits of the Arrangement on the Combined Company will depend in part on whether SilverCrest’s and Coeur’s operations can be integrated in an efficient and effective manner. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the Combined Company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Arrangement within the anticipated timing or at all, the Combined Company’s business, financial condition and operating results may be adversely affected.

There are risks related to the integration of the Company’s and Coeur’s existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under “The Arrangement— Reasons for the Arrangement”, above, will depend, in part, on the Combined Company’s ability to realize the anticipated growth opportunities and synergies from integrating SilverCrest’s and Coeur’s businesses following completion of the Arrangement as well as on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement, and from operational matters during this process, and the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Certain operational and staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, difficulties or loss of social license to operate resulting from failure of efforts to establish positive relationships and/or agreements with local communities or local indigenous peoples, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to

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maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Company’s operations after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Coeur and SilverCrest.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Coeur, SilverCrest and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of SilverCrest or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of Coeur and SilverCrest may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

Unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company

The unaudited pro forma condensed combined financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of the Combined Company following completion of the Arrangement. For example, the pro forma condensed combined financial statements have been prepared using the consolidated historical financial statements of SilverCrest and Coeur and do not represent a financial forecast or projection. In addition, the pro forma condensed combined financial statements included in this Circular is based in part on certain assumptions regarding the Arrangement. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following completion of the Arrangement. Accordingly, the historical and pro forma condensed combined financial statements included in this Circular do not necessarily represent Coeur’s results of operations and financial condition had SilverCrest and Coeur operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following the Arrangement.

In preparing the pro forma condensed combined financial statements contained in this Circular, Coeur has given effect to, among other items, the completion of the Arrangement and the issuance of the Consideration Shares. The unaudited pro forma condensed combined financial statements do not reflect all of the costs that are expected to be incurred by Coeur in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Coeur and SilverCrest is not reflected in the pro forma condensed combined financial statements. See also the notes to the unaudited pro forma condensed combined financial statements included in Appendix J “Unaudited Pro Forma Financial Information” attached to this Circular.

Significant demands will be placed on the Combined Company as a result of the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of the Combined Company. There can be no assurance that the systems, procedures and controls of the Combined Company will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of SilverCrest, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The issuance and future sale of Coeur Shares following completion of the Arrangement may adversely and materially affect holders of common stock of the Combined Company and the common stock of the Combined Company may be affected by factors different from those that historically have affected or that are currently affecting the market price of SilverCrest Shares and Coeur Shares

Following the completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue additional equity securities, the ownership interest of Shareholders may be diluted and some or all of the Combined Company’s financial measures on a per share basis could be reduced. As the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

Further, former Shareholders may decide not to hold the Coeur Shares that they receive in the Arrangement, and historic Coeur Stockholders may decide to reduce their investment in the Combined Company as a result of the changes to the Combined Company’s investment profile as a result of the Arrangement. These sales of the Combined Company’s common stock (or the perception that

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these sales may occur) could have the effect of depressing the market price of the Combined Company’s common stock. In addition, the Combined Company’s financial position after completion of the Arrangement may differ from its financial position before the completion of the Arrangement, and the results of the Combined Company’s operations and cash flows after the completion of the Arrangement may be affected by factors different from those currently affecting its financial position or results of operations and cash flows, all of which could adversely affect the market price of the Combined Company’s common stock. Accordingly, the market price and performance of the Combined Company’s common stock is likely to be different from the performance of Coeur Shares prior to the Arrangement. Furthermore, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Combined Company’s common stock, regardless of the Combined Company’s actual operating performance.

It may not be possible for Shareholders to effect service of process within Canada upon the Combined Company

Coeur is incorporated outside of Canada and, following the Effective Time, the majority of its directors and officers, and certain of its experts, are expected to reside outside of Canada. Accordingly, it may not be possible for Shareholders to effect service of process within Canada upon the Combined Company or the majority of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Combined Company or the majority of its directors, officers or experts.

The consummation of the Arrangement may result in one or more ratings organizations taking actions which may adversely affect the Combined Company's business, financial condition and operating results, as well as the market price of the Combined Company’s common stock

Rating organizations regularly analyze the financial performance and condition of companies and may reevaluate the Combined Company's credit ratings following the consummation of the Arrangement. Factors that may impact the Combined Company's credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth, opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement, the Combined Company could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. There can be no assurance that any of Coeur’s current ratings will remain in effect following the consummation of the Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

The trading price and volume of the Combined Company’s common stock may be volatile following the Arrangement

The trading price and volume of the Combined Company’s common stock may be volatile following completion of the Arrangement. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Combined Company’s common stock. As a result, former Shareholders may suffer a loss on their investment. Many factors may impair the market for the Combined Company’s common stock and the ability of investors to sell shares at an attractive price, and could also cause the market price and demand for the Combined Company’s common stock to fluctuate substantially, which may negatively affect the price and liquidity of the Combined Company’s common stock. Many of these factors and conditions are beyond the control of the Combined Company or the Combined Company’s stockholders.

The Combined Company will be an international company and will be exposed to political and social risks associated with its foreign operations

Following the Arrangement, a significant portion of the Combined Company’s revenues are expected to be generated by operations in Mexico. Exploration, development, production and closure activities in many countries are potentially subject to heightened political, sovereign and social risks that are beyond the Combined Company’s control and could result in increased costs, capacity constraints and potential disruptions to the Combined Company’s business. These risks include the possible unilateral cancellation or forced renegotiation of contracts in which the Combined Company, directly or indirectly, may have an interest, unfavourable changes in foreign laws and regulations, royalty and tax increases (including taxes associated with the import or export of goods), risks associated with tax recovery and collection process, aggressive or punitive tax audits, policy-driven interference with or moratoriums on processing of permit applications or granting water or mineral concessions, erection of trade barriers, including tariffs and duties, claims by governmental entities or indigenous communities, changes to mining and related laws impacting current and future operations, expropriation or nationalization of property and other risks arising out of foreign sovereignty over areas in which the

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Combined Company’s operations are conducted. Any material adverse changes in government policies or legislation in Mexico or any other country where the Combined Company has economic interests that affect mining or mineral exploration activities may affect the viability and profitability of the Combined Company following the Arrangement. There is no assurance that foreign governments will not in the future adopt different regulations, policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, exchange rates, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or obligations of the Combined Company under its respective mining codes and stability conventions. The right to import and export gold and silver may depend on obtaining certain licenses and quotas, which could be delayed or denied at the discretion of the relevant regulatory authorities, or could become subject to new taxes, tariffs or duties imposed by foreign jurisdictions, which could have a material adverse effect on the Combined Company’s business, financial condition, or future prospects. In addition, the Combined Company’s rights under local law may be less secure in countries where judicial systems are susceptible to manipulation and intimidation by governmental agencies, non-governmental organizations or civic groups. Any of these developments could require the Combined Company to curtail or terminate operations or otherwise adversely modify operations at its mines, incur significant costs to renegotiate contracts, meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, address aggressive or punitive tax audit assessments including through litigation, or experience significant delays or obstacles in the recovery of VAT or income tax refunds owed, which could materially and adversely affect financial condition, results of operations and cash flows.

The Combined Company’s increased foreign operations may further expose the Combined Company to economic and operational risks

The Combined Company’s increased foreign operations further expose it to economic and operational risks. Local economic conditions, as well as epidemics, pandemics or natural disasters, can cause shortages of skilled workers and supplies, increase costs and adversely affect the security of operations. In addition, higher incidences of criminal activity and violence in the area of some of the Combined Company’s foreign operations, including drug cartel-related violence in Mexico, could adversely affect the Combined Company’s ability to operate in an optimal fashion and may impose greater risks of extortion and theft, greater risks to personnel, and greater risks to the supply of goods and services to operations and property of the Combined Company. These conditions, including security concerns in certain communities surrounding the Las Chispas mine or, following the Arrangement, the Palmarejo complex, impacting third-party deliveries of supplies to such locations, could adversely impact the Combined Company’s operations and lead to lower productivity and higher costs, which would adversely affect results of the Combined Company’s operations and cash flows.

In addition, acts of civil disobedience are not uncommon in areas of Mexico where the Combined Company’s operations or projects are located. In recent years, many mining companies have been the targets of actions to restrict their legally entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. There can be no assurance that there will be no disruptions to site access in the future, which could adversely affect the business of the Combined Company.

The Combined Company will face increased exposure to mining law reforms in Mexico

Following the Arrangement, a significant portion of the Combined Company’s operations are expected to occur in Mexico. On May 8, 2023, the Mexican Congress instituted a number of changes to the Mexican mining law and other related laws, including the process by which mining concessions are granted, the term and scope of mining concessions, the legal nature of mining activities and the ability to transfer title to mining concessions. Given that the legislation contains substantial reforms, and associated regulations have not yet been enacted to give effect to the more general provisions of the legislation for the purpose of interpretation and clarification on operating parameters, it is too early to know how the mining law reforms will be interpreted and apply to the Combined Company’s increased operations in Mexico. As such, the legislation and its implementation has not yet been advanced to the level of clarity required for the Combined Company to analyze all potential business impacts. Until such time as a full analysis of the legislation and the pending regulation is complete or the outcome of certain unconstitutionality actions are known, there can be no assurance that the mining law reforms will not have a material impact on the Combined Company’s operations or plans.

Continuation of the Combined Company’s mining operations is dependent on the availability of sufficient and affordable water supplies

The Combined Company’s mining operations will require significant quantities of water for mining, ore processing and related support

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facilities. In particular, the Combined Company’s properties in Mexico (including through the La Palmarejo complex following the Arrangement) will be in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development is dependent on the Combined Company’s ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. For example, in January 2024, the Supreme Court of Justice of the Nation issued a ruling that invalidated certain non-material surface water rights previously utilized at Coeur’s La Palmarejo complex. Although each of Coeur’s operating mines currently has sufficient water rights and claims to cover its operational demands, the potential outcome of pending or future legal proceedings relating to enforcement of water rights, claims and uses, or potential pressure from other users of water, government agencies and officials, and/or non-governmental organizations to limit the amount of water made available to or used for mining activities, regardless of legally valid water rights, is unpredictable.

Water shortages may also result from weather or environmental and climate impacts outside of the Combined Company’s control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct the Combined Company’s operations. The loss of some or all water rights, ongoing litigation to enforce existing water rights, ongoing shortages of water to which the Combined Company has rights and/or significantly higher costs to obtain sufficient quantities of water could result in the Combined Company’s inability to maintain production at current or expected levels, require the Combined Company to curtail or shut down mining operations or could prevent the Combined Company from pursuing expansion or development opportunities, which could adversely affect the results of operations and financial condition of the Combined Company. Laws and regulations may be introduced in some jurisdictions in which the Combined Company operates which could also limit access to sufficient water resources, adversely affecting the Combined Company’s operations or its expansion or development plans.

Recent amendments to mining, water and environmental laws in Mexico, and the subsequent corresponding regulations thereto, could impose additional restrictions on the Combined Company’s ability to obtain and maintain mining and water rights and operate in Mexico, among other potentially adverse provisions. Legal actions challenging the validity and implementation of these recent amendments have been filed by various groups and the proceedings remain ongoing.

Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect the Combined Company’s financial condition and results of operations

A substantial portion of the Combined Company’s costs will be denominated in pesos, given the increased operations of the Combined Company’s operations in Mexico. Accordingly, when inflation in Mexico increases without a corresponding depreciation of the peso, the net income generated by the Mexican operations of the Combined Company may be adversely affected. The peso has been subject in the past to significant volatility, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. Currently, the Mexican government does not restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies. While it is not expected the Mexican government to impose any restrictions or exchange control policies in the future, it is an area that will be closely monitored. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The imposition of exchange control policies could impair the Combined Company’s ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have an adverse effect on the Combined Company’s business and financial condition.

The future results of the Combined Company following the Arrangement will suffer if the Combined Company does not effectively manage its expanded operations

Following the Arrangement, the size of the business of the Combined Company will increase significantly. The Combined Company’s future success will depend, in part, upon its ability to manage the expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The Combined Company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Arrangement.

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Risks Relating to SilverCrest

If the Arrangement is not completed, SilverCrest will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company AIF and other documents incorporated by reference herein.

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INFORMATION CONCERNING SILVERCREST

The Company was incorporated on June 23, 2015 under the BCBCA under the name “1040669 B.C. Ltd.”. The Company changed its name to “SilverCrest Metals Inc.” on August 11, 2015. Upon the Company's incorporation on June 23, 2015, the Company was a wholly-owned subsidiary of SilverCrest Mines Inc., and was established as part of an arrangement completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. acquired SilverCrest Mines Inc. after the Company was spun off from SilverCrest Mines Inc. to the former shareholders of SilverCrest Mines Inc.

The Company is a Canadian-based precious metals producer headquartered in Vancouver, British Columbia, with an ongoing initiative to increase its silver-gold assets by expanding current resources and reserves, acquiring, discovering, developing and operating high value precious metal projects in the Americas. The Company’s principal focus is operating its Las Chispas Operation located near Hermosillo, Sonora, Mexico. The Company has a portfolio of three other mineral exploration properties in Sonora, Mexico, comprised of El Picacho, Cruz de Mayo, and Angel de Plata properties.

The SilverCrest Shares are listed for trading on the TSX under the symbol “SIL” and the NYSE American under the symbol “SILV”. Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Coeur and the SilverCrest Shares will be delisted from the TSX and NYSE American.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

Documents Incorporated by Reference

Information regarding the Company has been incorporated by reference in the Circular from documents filed by the Company with securities commissions or similar authorities in Canada. Copies of the documents incorporated in the Circular by reference regarding the Company may be obtained on request without charge from Bernard Poznanski, Corporate Secretary of the Company, at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4, and are also available electronically under the Company’s profile at www.sedarplus.ca and at www.sec.gov.

The following documents, filed with the securities regulatory authorities in Canada and with the SEC, are specifically incorporated by reference into, and form a part, of the Circular:

(a)	the Company AIF;
(b)	the Company Annual Financial Statements and the reports by the Company’s auditors thereon;
(c)	the Company Annual MD&A;
(d)	the Company Interim Financial Statements;
(e)	the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2024;
(f)	the management information circular of the Company dated April 18, 2024 in connection with the annual general meeting of Shareholders held on June 12, 2024; and
(g)	the material change report of the Company dated October 9, 2024 in respect of the entering into of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with any securities regulatory authorities in Canada subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained in this Circular or in any other

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subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained in or otherwise accessed through the Company’s website (www.silvercrestmetals.com), or any other website, does not form part of the Circular. All such references to the Company’s website are inactive textual references only.

Price Range and Trading Volume

The SilverCrest Shares currently trade on the TSX in Canada under the symbol “SIL” and on the NYSE American under the symbol “SILV”.

The following tables shows the high and low trading prices and monthly trading volume of the SilverCrest Shares on the TSX and the NYSE American, respectively, for the 12-month period preceding the date of this Circular.

TSX

Month	High (C$)	Low (C$)	Volume
January 2024	$8.82	$7.39	4,320,568
February 2024	$7.65	$6.755	3,620,047
March 2024	$9.43	$6.85	6,234,512
April 2024	$11.81	$9.09	10,227,038
May 2024	$12.70	$11.03	8,438,039
June 2024	$12.15	$10.83	6,490,725
July 2024	$14.04	$11.03	6,704,981
August 2024	$13.56	$10.36	7,196,846
September 2024	$13.845	$10.01	8,517,192
October 2024	$16.06	$12.50	10,226,903
November 2024	$14.57	$13.00	4,540,939
December 2024	$16.35	$12.84	3,341,345
January 1 – 7, 2025	$13.86	$14.15	775,947

NYSE American

Month	High (US$)	Low (US$)	Volume
January 2024	$6.64	$5.48	20,499,218
February 2024	$5.70	$4.83	18,848,115
March 2024	$7.00	$5.03	38,633,428
April 2024	$8.65	$6.69	46,339,580
May 2024	$9.52	$8.06	37,402,642

June 2024	$8.99	$7.86	27,020,846
July 2024	$10.27	$8.05	29,735,833

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Month	High (US$)	Low (US$)	Volume
August 2024	$9.85	$7.52	36,820,773
September 2024	$10.27	$7.38	31,633,111
October 2024	$11.65	$9.23	69,853,250
November 2024	$10.42	$9.30	48,885,252
December 2024	$11.58	$8.92	33,228,193
January 1 – 7, 2025	$9.81	$9.57	7,291,325

The closing price of SilverCrest Shares on the TSX and the NYSE American on October 3, 2024, the last trading day prior to the announcement of the Arrangement, was C$12.59 and US$9.29, respectively. The closing price of SilverCrest Shares on the TSX and the NYSE American on January 7, 2025, the last trading day prior to the date of the Circular, was C$13.96 and US$9.71, respectively.

Prior Sales

The following SilverCrest Shares or other securities of the Company have been issued by the Company during the 12-month period preceding the date of this Circular:

Month of Issue	Type of Security	Issue/Exercise Price (C$)	Number Issued
January 2025	Common Shares	$9.79	1,666
December 2024	Common Shares	$8.24 - $12.53	168,452
November 2024	Common Shares	$7.13 - $11.14	363,465
September 2024	Common Shares	$8.24 - $11.14	36,117
August 2024	Common Shares	$8.21 - $10.87	66,634
July 2024	Common Shares	$8.21 - $10.87	26,082
June 2024	Restricted Share Units	$11.34	5,300
June 2024	Restricted Share Units	$11.34	5,300
June 2024	Stock Options	$11.31	13,500
June 2024	Common Shares	$8.21 - $10.87	257,533
May 2024	Common Shares	$8.21 - $11.14	1,009,663
April 2024	Common Shares	$4.54 - $9.79	196,917
March 2024	Common Shares	$4.54 - $8.21	125,916
February 2024	Common Shares	$8.85	2,925
February 2024	Performance Share Units	$7.57	96,900
February 2024	Restricted Share Units	$7.57	381,650
February 2024	Deferred Share Units	$7.57	118,800
February 2024	Stock Options	$7.43	620,800

Previous Distribution

For the five years preceding the date of this Circular, SilverCrest has completed the following distributions of SilverCrest Shares:

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Time Period	Description	Number Issued	Issue/Exercise Price (C$)	Proceeds (C$)
January 1 – 7, 2025	Exercise of SilverCrest Options	1,666	$9.79	$16,310
During the year ended December 31, 2024	Exercise of SilverCrest Options	2,250,779	$8.28	$18,637,717
	Settlement of SilverCrest RSUs	2,925	N/A	N/A
During the year ended December 31, 2023	Exercise of SilverCrest Options	1,282,750	$3.34	$4,282,410
During the year ended December 31, 2022	Exercise of SilverCrest Options	1,507,500	$2.13	$3,210,325
During the year ended December 31, 2021	Prospectus offering of SilverCrest Shares	15,007,500	$11.60	$174,146,430
	Exercise of SilverCrest Options	1,311,633	$2.63	$3,452,955
During the year ended December 31, 2020	Private placements of SilverCrest Shares	18,881,366	$7.48	$141,210,049
	Exercise of SilverCrest Options	2,927,250	$1.63	$4,756,990
	Exercise of SilverCrest Share purchase warrants	50,000	$4.03	$201,500
During the year ended December 31, 2019	Prospectus offerings and private placements of SilverCrest Shares	17,856,300	$6.85	$122,255,855
	Exercise of SilverCrest Options	795,000	$1.33	$1,057,600
	Exercise of SilverCrest Share purchase warrants	3,959,804	$1.50	$5,931,471

Dividends or Capital Distributions

Since its organization, the Company has not paid any dividends on the SilverCrest Shares and there is no current intent to pay dividends in the future. SilverCrest intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement, including, without limitation, fees of the financial advisor, filing fees, legal and accounting fees, insurance and printing and mailing costs are expected to be approximately US$27.0 million.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Scotiabank	Financial advisor to the Special Committee
Cormark	Financial advisor to SilverCrest
Raymond James	Financial advisor to SilverCrest

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Name of Expert	Nature of Relationship
PricewaterhouseCoopers LLP	Auditors of SilverCrest
Cassels Brock & Blackwell LLP	Canadian legal counsel to SilverCrest
Paul, Weiss, Rifkind, Wharton & Garrison LLP	U.S. legal counsel to SilverCrest
Kevin Murray, P. Eng., Scott Weston, P. Geo., Wynand Marthinus Marx, Fellow SAIMM, Patrick Langlais, P. Eng., Michael Verreault, P. Eng., Ben Peacock, P. Eng., Jarita Barry, P. Geo., David Burga, P. Geo., Eugene J. Puritch, P. Eng., William Stone, P. Geo., Yungang Wu, P. Geo., Christopher Lee, P. Eng., Humberto F. Preciado, P.E.	Qualified persons with respect to the Company Technical Report

To the knowledge of the Company, neither Scotiabank, Cormark, Raymond James, nor any of the designated professionals thereof held securities representing more than 1% of all issued and outstanding SilverCrest Shares as at the date of the respective Fairness Opinions, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP has advised that it is independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

To the knowledge of the Company, the partners and associates of Cassels Brock & Blackwell LLP, as a group, own, directly or indirectly, in the aggregate less than 1% of all of the issued and outstanding SilverCrest Shares as of the date of this Circular.

N. Eric Fier, CPG, P.Eng., Chief Executive Officer and a director of the Company, has reviewed and approved all scientific and technical information relating to the Company contained in this Circular or in a document incorporated by reference herein. To the Company’s knowledge, Mr. Fier beneficially owns, directly or indirectly, approximately 1.4% of the issued and outstanding SilverCrest Shares as of the Record Date. See also “The Arrangement – Interests of Certain Persons in the Arrangement – Securities Held by Directors and Senior Officers of the Company”.

Statement of Rights

Securities legislation in the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

INFORMATION CONCERNING COEUR

Information regarding Coeur including risk factors before and after the Arrangement is contained in Appendix H “Information Concerning Coeur” attached to this Circular. The information concerning Coeur contained in this Circular has been provided by Coeur for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by Coeur are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Coeur to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Coeur will continue to be a corporation incorporated under and governed by the DGCL. On the Effective Date, Coeur, through Coeur Canadian Sub, will own all of the SilverCrest Shares and SilverCrest will be an indirect wholly-owned subsidiary of Coeur. Following completion of the Arrangement, existing Shareholders and Coeur Stockholders are expected to own approximately 37% and 63% of the Combined Company on a fully-diluted basis, respectively, in each case based on the number of SilverCrest Shares and Coeur Shares issued and outstanding on October 3, 2024.

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For further information regarding the Combined Company after the completion of the Arrangement, please see Appendix I “Information Concerning the Combined Company” attached to this Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of SilverCrest Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with SilverCrest and Coeur; (b) is not and will not be affiliated with SilverCrest or Coeur; and (c) holds SilverCrest Shares and will hold any Coeur Shares received pursuant to the Arrangement as capital property (each such owner in this section, a “Holder”).

The SilverCrest Shares and Coeur Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to Persons holding SilverCrest Options, SilverCrest PSUs, SilverCrest RSUs, SilverCrest DSUs or other conversion or exchange rights to acquire SilverCrest Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose SilverCrest Shares are, a “tax shelter investment” (as defined in the Tax Act); (d) who makes, or has made, a “functional currency” election under section 261 of the Tax Act; (e) who acquired SilverCrest Shares under an employee stock option plan or other equity based employment compensation arrangement; (f) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement”, as defined in the Tax Act with respect to SilverCrest Shares or Coeur Shares; (g) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (h) that receives dividends on its Coeur Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); (i) that is exempt from tax under Part I of the Tax Act or (j) in relation to which Coeur or any of its subsidiaries is or will be a “foreign affiliate” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Coeur Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

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Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency, must be converted into Canadian dollars, generally based on the rate quoted by the Bank of Canada for the exchange of the foreign currency on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose SilverCrest Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their SilverCrest Shares (but not Coeur Shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their SilverCrest Shares and Coeur Shares as capital property and whether such election can or should be made in respect of their SilverCrest Shares.

Disposition of SilverCrest Shares Pursuant to the Arrangement

Resident Holders (other than Dissenting Resident Holders) will dispose of their SilverCrest Shares in exchange for Coeur Shares pursuant to the Arrangement. A Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate fair market value of the Coeur Shares received exceeds (or is less than) the total of the adjusted cost base, as defined in the Tax Act, to the Resident Holder of their SilverCrest Shares immediately before the Effective Date of the Arrangement and the Resident Holder’s reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of each Coeur Share acquired under the Arrangement will be equal to the fair market value of such Coeur Share at the time of acquisition. For the purpose of determining the adjusted cost base of a Coeur Share to a Resident Holder, when a Coeur Share is acquired, the cost of the newly acquired Coeur Share will be averaged with the adjusted cost base of all Coeur Shares (if any) owned by the Resident Holder as capital property immediately before that acquisition.

Dividends on Coeur Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Coeur Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Coeur Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Coeur Shares

A Resident Holder that disposes or is deemed to dispose of a Coeur Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Coeur Share exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Coeur Share immediately before the disposition and any reasonable costs of disposition. For a

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description of the tax treatment of capital gains and capital losses see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

In certain circumstances U.S. tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Coeur Shares. See the discussion under the heading “Certain United States Federal Income Tax Considerations”. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits.

Taxation of Capital Gains and Capital Losses

For capital gains and capital losses realized on or after June 25, 2024, under Proposed Amendments released on September 23, 2024 (the "Capital Gains Tax Proposals"), and subject to certain transitional rules discussed below, generally, a Resident Holder is required to include in computing its income for a taxation year two-thirds of the amount of any such capital gain (a "taxable capital gain") realized in the year, and is required to deduct two-thirds of the amount of any such capital loss (an "allowable capital loss") sustained in a taxation year from taxable capital gains realized in the year by such Resident Holder. However, under the Capital Gains Tax Proposals, a Resident Holder that is an individual (excluding most types of trusts) is effectively required to include in income only one-half of net capital gains realized (including net capital gains realized indirectly through a trust or partnership) in a taxation year up to a maximum of $250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized in the year (and on or after June 25, 2024) that exceed $250,000. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act (as proposed to be amended by the Capital Gains Tax Proposals).

Subject to transitional rules in the Capital Gains Tax Proposals, for a capital gain or capital loss realized prior to June 25, 2024, only one-half of such capital gain would be included in income as a taxable capital gain and one-half of such capital loss would constitute an allowable capital loss.

Under the Capital Gains Tax Proposals, two different inclusion and deduction rates (or a blended rate) would apply for taxation years that begin before and end on or after June 25, 2024 (the "Transitional Year"). As a result, for its Transitional Year, a Resident Holder would be required to separately identify capital gains and capital losses realized before June 25, 2024 ("Period 1") and those realized on or after June 25, 2024 ("Period 2"). Capital gains and capital losses from the same period would first be netted against each other. A net capital gain (or net capital loss) would arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Resident Holder would effectively be subject to the higher inclusion and deduction rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Resident Holder would effectively be subject to the lower inclusion and deduction rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.

The annual $250,000 threshold for a Resident Holder that is an individual (other than most types of trusts) would be fully available in 2024 without proration and would apply only in respect of net capital gains realized in Period 2 less any net capital loss from Period 1. Certain other limitations to the $250,000 threshold may apply.

The Capital Gains Tax Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion and deduction rates.

The foregoing summary only generally describes the considerations applicable under the Capital Gains Tax Proposals, and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Tax Proposals. Furthermore, the Capital Gains Tax Proposals could be subject to further changes. Resident Holders should consult their own tax advisors with regard to the Capital Gains Tax Proposals.

The amount of any capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by such Resident Holder on such share (or on a share for which such a share is substituted or exchanged). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns any such shares,

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directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) (a “CCPC”), or a “substantive CCPC” (as defined in the Tax Act) at any time in the year, may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, interest, dividends or deemed dividends not deductible in computing the Resident Holder’s taxable income.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Coeur Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. The Coeur Shares will be “specified foreign property” of a Resident Holder for these purposes. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding compliance with these reporting requirements.

Offshore Investment Fund Property Rules

The Tax Act contains rules which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Coeur Shares if (1) the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the Tax Act, particularly (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring or holding the Coeur Shares was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

In determining whether these rules may apply, regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including Coeur, and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any non-resident entity, including Coeur, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits and gains of any non-resident entity, including Coeur, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, these rules would generally require a Resident Holder to include in income for each taxation year in which the Resident Holder owns a Coeur Share (i) an imputed return for the taxation year computed on a monthly basis and determined by multiplying the Resident Holder’s “designated cost” (as defined in the Tax Act) of the Coeur Share, as applicable, at the end of the month, by

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1/12th of the sum of the applicable prescribed rate for the period that includes such month plus 2%, less (ii) the Resident Holder’s income for the year (other than a capital gain) from the Coeur Share (as applicable) determined without reference to these rules. Any amount required to be included in computing a Resident Holder’s income under these rules will be added to the adjusted cost base to the Resident Holder of the applicable Coeur Shares.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Coeur Shares.

Eligibility for Investment by Registered Plans

Based on the current provisions of the Tax Act in force as of the date hereof, Coeur Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a first home savings account and a tax-free savings account (each referred to as a “Registered Plan") and a deferred profit sharing plan, each as defined in the Tax Act, at a particular time provided that, at such time, if the Coeur Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the NYSE).

Notwithstanding the foregoing, the holder, subscriber or annuitant of, or under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax as set out in the Tax Act in respect of Coeur Shares acquired by a Registered Plan if such shares are a prohibited investment as set out in the Tax Act for the particular Registered Plan. A Coeur Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual deals at arm’s length with Coeur for the purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in Coeur. In addition, a Coeur Share will not be a “prohibited investment” if such share is “excluded property” as defined in the Tax Act, for the Registered Plan. Controlling Individuals should consult their own tax advisors as to whether Coeur Shares would be a prohibited investment in their particular circumstances.

Dissenting Resident Holders

A Resident Holder that validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred their SilverCrest Shares to SilverCrest.

The tax consequences to a Dissenting Resident Holder in respect of their deemed transfer of SilverCrest Shares are unclear. The obligation to pay fair value to a Dissenting Resident Holder is an obligation of SilverCrest, but the timing of the payment will not occur until after the amalgamation (the “Amalgamation”) of SilverCrest and NorCrest Metals ULC to form a corporate entity (NorCrest Metals ULC, as such surviving entity, “Amalco”).

Under one interpretation, a Dissenting Resident Holder who is paid fair value of such Dissenting Resident Holder’s SilverCrest Shares by Amalco may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Resident Holder’s SilverCrest Shares (other than in respect of any interest awarded by the court) exceeds the paid-up capital of such SilverCrest Shares to the Dissenting Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Resident Holder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend and less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder’s SilverCrest Shares. Any capital gain or capital loss realized by a Dissenting Resident Holder, will be treated in the same manner as described under the heading “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above. In the case of a Dissenting Resident Holder who is an individual (other than certain trusts), the Dissenting Resident Holder’s share of any dividends deemed to be received on the Resident Holder’s SilverCrest Shares will be included in such Dissenting Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act).

A Dissenting Resident Holder that is a corporation will be required to include in income the Resident Holder’s share of dividends deemed to be received on the Dissenting Resident Holder’s SilverCrest Shares but will generally be entitled to deduct such amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Dissenting Resident Holder that is a corporation as proceeds of disposition or a capital gain.

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A Dissenting Resident Holder that is a “private corporation” or “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends deemed to be received on its SilverCrest Shares, to the extent such dividends are deductible in computing the Dissenting Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts). Dissenting Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Alternatively, since the payment to a Dissenting Resident Holder is not made until after the Amalgamation, a Dissenting Resident Holder who is paid the fair value of such Dissenting Resident Holder’s SilverCrest Shares by Amalco may realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Resident Holder’s SilverCrest Shares (other than in respect of any interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such SilverCrest Shares to the Dissenting Resident Holder and any reasonable costs of disposition. . Any capital gain or capital loss realized by a Dissenting Resident Holder, will be treated in the same manner as described under the heading “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above.

A Dissenting Resident Holder will be required to include the amount of any interest awarded to the Dissenting Resident Holder by a court in income. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a CCPC or “substantive CCPC” may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including interest income, as described above under “Holders Resident in Canada — Additional Refundable Tax”.

Resident Holders who are considering exercising Dissent Rights are urged to consult their tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, SilverCrest Shares or Coeur Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Disposition of SilverCrest Shares Pursuant to the Arrangement and subsequent dispositions of Coeur Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of SilverCrest Shares under the Arrangement or on the future or deemed disposition of Coeur Shares, unless the SilverCrest Shares or Coeur Shares, as applicable, are “taxable Canadian property” and are not “treaty-protected property”, each as defined in the Tax Act, to the Non-Resident Holder.

Generally, a SilverCrest Share or a Coeur Share, as the case may be, will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a “designated stock exchange” (which currently includes the NYSE and the TSX) unless, at any time during the 60-month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other Persons with whom the Non-Resident Holder does not deal at arm’s length, any partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons or partnerships, held 25% or more of the issued shares of any class or series in the capital of SilverCrest or Coeur, as the case may be; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” or “timber resource property”, (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Notwithstanding the foregoing, in certain other circumstances a SilverCrest Share or Coeur Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

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Even if the SilverCrest Shares or Coeur Shares, as the case may be, are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the SilverCrest Shares or Coeur Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the SilverCrest Shares or Coeur Shares, as the case may be, constitute treaty-protected property of the Non-Resident Holder for purposes of the Tax Act.

SilverCrest Shares or Coeur Shares, as the case may be, will generally be considered treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the SilverCrest Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described under “Holders Resident in Canada – Disposition of SilverCrest Shares Pursuant to the Arrangement” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Similarly, Non-Resident Holders whose Coeur Share Shares constitute taxable Canadian property and are not treaty-protected property as defined in the Tax Act at the time of disposition will generally be subject to the tax considerations described above under “Holders Resident in Canada – Dispositions of Coeur Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized.

Non-Resident Holders whose SilverCrest Shares or Coeur Shares, as the case may be, are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their SilverCrest Shares or Coeur Shares constitute treaty-protected property.

Dividends on Coeur Shares

Dividends paid on Coeur Shares to a Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred their SilverCrest Shares to SilverCrest .

The tax consequences to a Dissenting Non-Resident Holder in respect of their deemed transfer of SilverCrest Shares are unclear. The obligation to pay fair value to a Dissenting Non-Resident Holder is an obligation of SilverCrest, but the timing of the payment will not occur until after the Amalgamation, at which time the payor will be Amalco.

Under one interpretation, a Dissenting Non-Resident Holder who is paid fair value of such Dissenting Non-Resident Holder’s SilverCrest Shares by Amalco may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder’s SilverCrest Shares (other than in respect of any interest awarded by the court) exceeds the paid-up capital of such SilverCrest Shares to the Dissenting Non-Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Non-Resident Holder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend and less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Non-Resident Holder’s SilverCrest Shares. Dividends deemed to be paid or credited, on a Dissenting Non-Resident Holder’s SilverCrest Shares will generally be subject to Canadian withholding tax at a rate of 25% on the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country in which the Dissenting Non-Resident Holder is resident and to which the Dissenting Non-Resident Holder is entitled to the full benefits thereof.

Alternatively, since the payment to a Dissenting Non-Resident Holder is not made until after the Amalgamation, a Dissenting Non-Resident Holder who is paid the fair value of such Dissenting Non-Resident Holder’s SilverCrest Shares by Amalco may realize a capital

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gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder’s SilverCrest Shares (other than in respect of any interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such SilverCrest Shares to the Dissenting Non-Resident Holder and any reasonable costs of disposition.

A Dissenting Non-Resident Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of SilverCrest Shares pursuant to the exercise of their Dissent Rights unless such SilverCrest Shares are considered to be “taxable Canadian property”, as discussed above under the heading “Holders not Resident in Canada – Disposition of SilverCrest Shares Pursuant to the Arrangement and subsequent dispositions of Coeur Shares”, to such Dissenting Non-Resident Holder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention between Canada and the country in which the Dissenting Non-Resident Holder is resident. Dissenting Non-Resident Holders whose SilverCrest Shares may constitute “taxable Canadian property” should consult their own tax advisors.

In light of the uncertainty concerning the tax consequences to a Non-Resident Holder who exercises Dissent Rights under the Arrangement, Silvercrest (and Amalco after the completion of the Arrangement) intends to withhold and remit the amount that Amalco reasonably believes it is required to remit under the Tax Act to the Receiver General of Canada and such amount will not be delivered by Amalco to the Dissenting Non-Resident Holder.

Interest (if any) awarded by a court to a Dissenting Non-Resident Holder generally should not be subject to withholding tax under the Tax Act.

Non-Resident Holders who are considering exercising Dissent Rights are urged to consult their tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

The following is a general discussion of certain U.S. federal income tax considerations under the Code, generally applicable to certain U.S. Holders (as defined below) relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Coeur Shares by such U.S. Holders following the Arrangement. This discussion is based upon the provisions of the Code, existing final and temporary U.S. Treasury Regulations, the Canada-United States Tax Convention (1980), as amended, and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Coeur Shares received pursuant to the Arrangement. This summary does not discuss the U.S. tax consequences of the Arrangement to holders with respect to their SilverCrest DSUs, SilverCrest RSUs or SilverCrest PSUs. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of SilverCrest Shares (or, after the Arrangement, Coeur Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own SilverCrest Shares and will own Coeur Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including without limitation:

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•	banks, trusts, mutual funds and other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	brokers, dealers or traders in securities, currencies or commodities;

•	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;
•	individual retirement and other tax-deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates or former long-term residents of the United States.;

•	persons subject to taxing jurisdictions other than, or in addition to, the United States ;

•	persons subject to special tax accounting rules;

•	U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of SilverCrest or Coeur, as applicable;

•	persons liable for the alternative minimum tax;

•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	holders other than U.S. Holders;

•	partnerships or other pass-through entities (and partners or other owners thereof);

•	S corporations (and shareholders thereof); and

•	holders, such as holders of SilverCrest DSUs, SilverCrest PSUs and SilverCrest RSUs, who received their shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Coeur Shares by such U.S. Holders following the Arrangement.

U.S. Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See “Certain Canadian Federal Income Tax Considerations”.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of SilverCrest Shares at the time of the Arrangement and, to the extent applicable, Coeur Shares following the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

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•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds SilverCrest Shares at the time of the Arrangement or, to the extent applicable, Coeur Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF COEUR SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

It is intended that, for U.S. federal income tax purposes, the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, provided that provided that Dissenting Shareholders, if any, are paid by SilverCrest for their SilverCrest Shares with SilverCrest funds which are not directly or indirectly provided by Coeur or any affiliate of Coeur. However, no opinion of counsel has been obtained, and neither Coeur nor SilverCrest intends to seek a ruling from the IRS regarding the characterisation of the Arrangement for U.S. federal income tax purposes. Therefore, there can be no assurance that the IRS will not disagree with or challenge the intended characterisation of the Arrangement for U.S. federal income tax purposes. The remainder of this discussion assumes that the Arrangement qualifies as a transaction described in Section 368(a) of the Code. U.S. Holders should consult their tax advisers regarding the characterisation of the Arrangement for U.S. federal income tax purposes.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder of SilverCrest Shares immediately prior to the Arrangement that does not exercise Dissent Rights should not recognise any gain or loss for U.S. federal income tax purposes as a result of the transactions contemplated pursuant to the Arrangement and should have the same holding period and adjusted tax basis with respect to their Coeur Shares after the Arrangement as such U.S. Holder had with respect to their SilverCrest Shares immediately prior to the Arrangement. If a U.S. Holder holds different blocks of SilverCrest Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder's tax basis and holding period in its Coeur Shares may be determined with reference to each block of the SilverCrest Shares surrendered in exchange therefor. The treatment of a U.S. Holder of SilverCrest Shares that exercises Dissent Rights is discussed below under “Payments Related to Dissent Rights”.

Passive Foreign Investment Company Considerations

In General

A foreign corporation is a PFIC for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets.

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SilverCrest believes that (a) it was not classified as a PFIC for its 2022 tax year nor its 2023 tax year and (b) it is possible that it will not be a PFIC for its current 2024 tax year. No opinion of legal counsel or ruling from the IRS concerning the status of SilverCrest as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, often cannot be predicted with certainty for the current tax year or for any future tax year as of the date of this Circular. There cannot be any assurance that the IRS will not challenge any determination either corporation might make concerning its PFIC status. If a corporation is a PFIC for any year during which a U.S. Holder holds its shares, such holder will be subject to the rules described below under “Consequences of PFIC Status”.

Each U.S. Holder should consult its own tax advisors regarding PFIC status.

Consequences of PFIC Status

Even if the Arrangement qualifies as a reorganization with the meaning of Section 368(a) of the Code, Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, a U.S. Holder that disposes of PFIC stock must recognize gain notwithstanding any other provisions of the Code. Under proposed U.S. Treasury Regulations, unless a U.S. Holder has made a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”), a QEF Election along with a purging election, or a “Mark-to-Market Election” under Section 1296 of the Code, or the Arrangement qualifies for the transfer to a U.S. person exception under Proposed U.S. Treasury Regulations Section 1.1291-6(c) (each discussed below), if SilverCrest is classified as a PFIC for any tax year during which a U.S. Holder has held SilverCrest Shares:

(a)	the Arrangement would be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder even if such transaction qualifies as a reorganization within the meaning of Section 368(a) of the Code;
(b)	any gain on the exchange of SilverCrest Shares would be allocated ratably over such U.S. Holder's holding period;
(c)	the amount allocated to the current tax year and any year prior to the first year in which SilverCrest was classified as a PFIC would be taxed as ordinary income in the current year;
(d)	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
(e)	an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge would generally not be deductible by non-corporate U.S. Holders.

As indicated above, there are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences if SilverCrest were to be classified as a PFIC for any tax year during which a U.S. Holder has held SilverCrest Shares. The impact of the PFIC rules on a U.S. Holder of SilverCrest Shares will depend in part on whether the U.S. Holder has made a timely and effective election to treat SilverCrest as a QEF, under Section 1295 of the Code, for SilverCrest’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) SilverCrest Shares, the U.S. Holder made a QEF Election along with a “purging election”, or if the U.S. Holder made a Mark-to-Market Election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF Election, a QEF election along with a purging election, or a Mark-to-Market Election is hereinafter referred to as an “Electing Shareholder”. The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder.

A U.S. Holder’s ability to make a QEF Election with respect to its SilverCrest Shares is contingent upon, among other things, the provision by SilverCrest of certain information that would enable the U.S. Holder to make and maintain a QEF Election. SilverCrest has historically provided, and will endeavor to continue to provide, to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF Election, but there can be no assurance that SilverCrest will continue to timely provide such information that is required to make and maintain the QEF Election.

As indicated above, if a U.S. Holder of SilverCrest Shares has not made a timely and effective QEF Election with respect to SilverCrest’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) SilverCrest Shares, such U.S. Holder generally may

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nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its SilverCrest Shares for their fair market value on the “qualification date”. The qualification date is the first day of SilverCrest’s tax year in which SilverCrest qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held SilverCrest Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its SilverCrest Shares by the amount of the gain recognized and will also have a new holding period in the SilverCrest Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a Mark-to-Market Election with respect to such shares for such taxable year. If the U.S. Holder makes a valid Mark-to-Market Election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) SilverCrest Shares and for which SilverCrest is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its SilverCrest Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its SilverCrest Shares at the end of its taxable year over the adjusted basis in its SilverCrest Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its SilverCrest Shares over the fair market value of its SilverCrest Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its SilverCrest Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the SilverCrest Shares will be treated as ordinary income. The Mark-to-Market Election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of a Mark-to-Market Election in respect to SilverCrest Shares under their particular circumstances.

Notwithstanding the foregoing, under Proposed U.S. Treasury Regulations Section 1.1291-6(c), a U.S. Holder that did not elect to treat a PFIC as a QEF or make a Mark-to-Market Election nonetheless does not recognize gain on a direct or indirect disposition of stock of a PFIC that results from a reorganization under Section 368 of the Code if immediately after the reorganization such stock is owned or considered owned by a U.S. person (U.S. transferee), provided that:

(a)	The basis of the stock in the hands of its actual owner immediately after the reorganization is no greater than the basis of such stock in the hands of its actual owner immediately before the reorganization;
(b)	The U.S. transferee's holding period for the transferred stock is at least as long as the holding period of the shareholder immediately before the transfer; and
(c)	The aggregate ownership of the U.S. Holder and the U.S. transferee immediately after the reorganization (determined without regard to stock held by the U.S. transferee prior to the reorganization) is the same as or greater than the U.S. Holder’s proportionate ownership immediately before the reorganization.

SilverCrest and Coeur expect that the Arrangement will satisfy the requirements of the transfer to a U.S. person exception under Proposed U.S. Treasury Regulations Section 1.1291-6(c), but can provide no assurance in this regard. No opinion of legal counsel or ruling from the IRS concerning this exception has been obtained or is currently planned to be requested.

Moreover, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those Code provisions.

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The rules for PFICs, QEF elections, mark-to-market elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules to their particular circumstances.

Payments Related to Dissent Rights

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its SilverCrest Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the cash received and (ii) such U.S. Holder’s adjusted tax basis in the SilverCrest Shares surrendered in exchange therefor. Subject to the PFIC rules discussed above, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the Code.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investments in SilverCrest Shares and the penalties for non-compliance.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Coeur Shares

A U.S. Holder’s initial tax basis in the Coeur Shares received pursuant to the Arrangement will be equal to the fair market value of such shares (determined as of the Effective Date), and the U.S. Holder’s holding period in the Coeur Shares received should begin on the day after the Effective Date.

Distributions with Respect to Coeur Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Coeur Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Coeur, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Coeur, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Coeur Shares and thereafter as gain from the sale or exchange of such Coeur Shares (see “Sale or Other Taxable Disposition of Coeur Shares” below). Dividends received on Coeur Shares by corporate U.S. Holders generally will be eligible for the “dividends received deduction” subject to various conditions and limitations, including holding period requirements. Dividends paid by Coeur to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Coeur Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Coeur Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Coeur Shares surrendered in the sale or other disposition. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Coeur Shares are held for more than one year. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. Deductions for capital losses are subject to significant limitations under the Code.

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Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of SilverCrest Shares or Coeur Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF COEUR SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

OTHER INFORMATION

Interests of Informed Persons in Material Transactions

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” and “Information Concerning SilverCrest” in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Company AIF, during the 12 months prior to the date of this Circular, SilverCrest has not entered into any contracts, nor are there any contracts still in effect, that are material to SilverCrest or any of its Subsidiaries, other than the contracts entered into in the ordinary course of business and the Arrangement Agreement. See “Material Contracts” in the Company AIF, which is incorporated by reference in this Circular.

Auditors

PricewaterhouseCoopers LLP is the auditor of the Company and has advised that it is independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.silvercrestmetals.com. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+. In addition, copies of the Company’s annual financial statements and MD&A and this Circular may be obtained upon request to the Company at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

DATED this 8th day of January, 2025

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “N. Eric Fier”

N. Eric Fier

Chief Executive Officer and Director

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APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving Coeur Mining, Inc. (“Coeur”), SilverCrest Metals Inc. (the “Company”), 1504648 B.C. Unlimited Liability Company (“Coeur Canadian Sub”), Coeur Rochester, Inc. (“Coeur U.S. Sub”), Compañía Minera La Llamarada, S.A. De C.V. (“Company Mexican Sub”), the holders of common shares and stock options of the Company (the “Securityholders”), all as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated January 8, 2025 accompanying the notice of the meeting (as the Arrangement may be modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;
(b)	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Coeur, Coeur Canadian Sub, the Company and the Securityholders and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;
(c)	The arrangement agreement among Coeur, the Company, Coeur Canadian Sub, Coeur U.S. Sub and Company Mexican Sub dated as of October 3, 2024, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;
(d)	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);
(e)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Securityholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:
(i)	to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;
(f)	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
(i)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1       Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“Amalco” has the meaning given to it in Section 2.3(k);

“Amalco Shares” means the common shares in the authorized share structure of Amalco;

“Amalco Directors” means Mitchell J. Krebs, Thomas S. Whelan and Anne Beckelheimer;

“Amalco Officers” means Mitchell J. Krebs as President, Michael Routledge as Vice President, Casey M. Nault as Corporate Secretary, Emilie Schouten as Vice President, Kenneth J. Watkinson as Vice President, Anne Beckelheimer as Treasurer, Kyle J. Swanson as Assistant Secretary and Brad Vujtech as Assistant Treasurer;

“Amalgamation” has the meaning given to it in Section 2.3(k);

“Applicable Federal Rate” means the interest rate provided for under Section 1274(d) of the U.S. Tax Code;

“Arrangement” means the arrangement of Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of both Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated October 3, 2024 among Parent, Parent Canadian Sub, Parent U.S. Sub, Company Mexican Sub and Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter and the Parent Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Bullion” means all gold bullion and silver bullion, whether finished goods produced by or on behalf of Company and its affiliates or acquired from third parties;

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“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in New York, New York, Mexico City, Mexico, or Vancouver, British Columbia;

“Company” means SilverCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia;

“Company Canadian Sub” means NorCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada, that is a direct wholly owned subsidiary of the Company;

“Company Canadian Sub Shares” means the common shares in the authorized share structure of Company Canadian Sub;

“Company DSU Plan” means the deferred share unit plan of Company effective December 19, 2019;

“Company DSUs” means the outstanding deferred share units granted under the Company DSU Plan and the Company Share Unit Plan;

“Company Equity Incentive Plans” means, collectively, the Company Share Unit Plan, the Company Option Plans and the Company DSU Plan;

“Company Incentive Awards” means, collectively, the Company DSUs, Company RSUs, Company Options and Company PSUs;

“Company Loan” has the meaning given to it in Section 2.3(c);

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by Parent;

“Company Mexican Sub” means Compañía Minera La Llamarada, S.A. de C.V., a company existing under the laws of Mexico that is an indirect wholly owned subsidiary of Company;

“Company Optionholder” means a holder of Company Options;

“Company Option Plans” means, collectively, the New Company Option Plan and the Legacy Company Option Plan;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plans;

“Company PSUs” means the outstanding performance share units granted under the Company Share Unit Plan;

“Company RSUs” means the outstanding restricted share units granted under the Company Share Unit Plan;

“Company Securityholders” means the Company Shareholders and the Company Optionholders;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the authorized share structure of Company;

“Company Share Unit Plan” means the equity share unit plan of the Company effective June 3, 2021;

“Consideration” means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement for their Company Shares, consisting of such number of Parent Shares equal to the Exchange Ratio for each Company Share;

“Consideration Shares” means the Parent Shares to be issued to the Company Shareholders pursuant to this Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

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“Depositary” means Computershare Investor Services Inc., or such other Person as Parent and Company may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

“DRS Advice” has the meaning specified in Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

“Effective Time” means 9:00 a.m. on the Effective Date or such other time as Parent and Company agree to in writing before the Effective Date;

“Exchange Ratio” means 1.6022;

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to Company and Parent, each acting reasonably, approving the Arrangement, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of both Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Parent, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“In-The-Money Value” means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form and in substance acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of Company and Parent, each acting reasonably);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

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“Legacy Company Option Plan” means the legacy stock option plan of Company effective August 24, 2015, as amended;

“Letter of Transmittal” means the letter of transmittal to be delivered to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“New Company Option Plan” means the stock option plan of Company effective June 15, 2022;

“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American Stock Exchange;

“Parent” means Coeur Mining, Inc., a corporation existing under the laws of the State of Delaware;

“Parent Canadian Sub” means 1504648 B.C. Unlimited Liability Company, an unlimited liability corporation existing under the laws of the Province of British Columbia, Canada, that is a direct or indirect wholly owned subsidiary of Parent;

“Parent Canadian Sub Shares” means the common shares in the authorized share structure of Parent Canadian Sub;

“Parent Replacement Options” means the options to acquire Parent Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

“Parent Shares” means the common stock in the capital of Parent;

“Parent U.S. Sub” means Coeur Rochester, Inc.

“Parties” means, together, Parent, Parent Canadian Sub, Parent U.S. Sub, Company, Company Canadian Sub, Company Mexican Sub and Amalco (upon and following the Amalgamation), and “Party” means any one of them as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of Company and Parent, each acting reasonably;

“Registrar” means the Registrar of Companies for the Province of British Columbia duly appointed under Section 400 of the BCBCA;

“Specified Cash Balance” means: (i) an amount to be specified by Parent no less than twenty-four (24) hours prior to the Effective Time; or (ii) in case no amount is specified pursuant to clause (i) no less than twenty-four (24) hours prior to the Effective Time, an amount that results in cash in value of no less than $25 million United States dollars as of the Effective Date remaining with the Company Mexican Sub;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“TSX” means the Toronto Stock Exchange; and

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“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2       Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Step by number or letter or both refer to the Article, Section or Step, respectively, bearing that designation in this Plan of Arrangement.

1.3       Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4       Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5       Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6       Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7       No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8       Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.9       Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.10       Time

Time is of the essence in the performance of the Parties’ respective obligations hereunder.

1.11       Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

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1.12       Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1       Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out in this Plan of Arrangement.

2.2       Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Parent, Parent Canadian Sub, Parent U.S. Sub, Company, Company Canadian Sub, Company Mexican Sub, Amalco (upon and following the Amalgamation), the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Options, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3       The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

Transfer of Bullion and Payment of Intercompany Debt

(a)	All Bullion beneficially owned by the Company, in specie, in bullion accounts or otherwise, shall be, and shall be deemed to be, transferred to Company Canadian Sub pursuant to Section 85 of the Tax Act and, in consideration therefor, Company Canadian Sub shall (i) allot and issue one (1) Company Canadian Sub Share to Company, and (ii) issue a U.S. dollar denominated, non-interest bearing, demand promissory note in favour of Company with a principal amount equal to Company’s cost amount of the Bullion (for the purpose of the Tax Act), and Company and Company Canadian Sub shall file a joint election under Section 85 of the Tax Act and applicable provincial tax Laws with an elected amount determined by Company in its sole discretion.
(b)	Company Canadian Sub shall transfer, and shall be deemed to transfer, all Bullion referred to in Step 2.3(a) to Parent U.S. Sub and, in consideration therefor, Parent U.S. Sub shall issue and deliver to Company Canadian Sub a U.S. dollar denominated promissory note, with a principal amount equal to the purchase price of the Bullion, being the fair market value thereof, bearing interest at the short-term Applicable Federal Rate for U.S. tax purposes on the Effective Date plus 2% per annum, having a maturity date that is December 31 of the year following the Effective Date.
(c)	Company Mexican Sub shall transfer a cash amount:
(i)	to Company equal to the lesser of (A) the principal amount outstanding under the intercompany indebtedness owing by Company Mexican Sub to Company (the “Company Loan”) and (B) Company Mexican Sub’s Specified Cash Balance;
(ii)	if Company Mexican Sub’s Specified Cash Balance less the repayment described in (i) is positive, to Company equal to the lesser of (C) any accrued interest on the Company Loan and (D) Company Mexican Sub’s Specified Cash Balance less the amount of the repayment described in (i); and
(iii)	if Company Mexican Sub’s Specified Cash Balance less the repayments described in (i) and (ii) is positive, to Company Canadian Sub equal to the lesser of (E) the interest owing on that certain intercompany loan between Company Mexican

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Sub and Company Canadian Sub and (F) Company Mexican Sub’s Specified Cash Balance less the amount of the repayments described in (i) and (ii); and

following Step 2.3(c), such amounts determined by this Step 2.3(c) shall be, and shall be deemed to be, repaid by Company Mexican Sub.

Dissenting Shareholders

(d)	Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Company in accordance with, and for the consideration contemplated in, Section 4.1, and:
(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of Company in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;
(ii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and
(iii)	Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.

Issuance of Company Shares to Parent Canadian Sub

(e)	Each Company Shareholder, other than a Dissenting Shareholder, shall transfer and assign their Company Shares, free and clear of any Liens, to Parent Canadian Sub in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:
(i)	the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;
(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and
(iii)	Parent Canadian Sub shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.
(f)	Concurrently with Section 2.3(e), in consideration for the Consideration issued and delivered to the Company Shareholders by Parent on behalf and for the benefit of Parent Canadian Sub pursuant to Section 2.3(e), Parent Canadian Sub shall issue to Parent the number of Parent Canadian Sub Shares having an aggregate fair market value and capital equal to the aggregate fair market value of such Consideration issued to the Company Shareholders in Section 2.3(e).

Treatment of Company Options

(g)	30 minutes following Step 2.3(f), and notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such Company Option), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Parent Replacement Option exercisable to purchase from Parent the number of Parent Shares equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Parent Share on any particular exercise of Parent Replacement Options, then the number of Parent Shares otherwise issued shall be rounded down to the nearest whole number of Parent

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Shares). The exercise price per Parent Share subject to any such Parent Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Parent Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Parent Replacement Option will be adjusted such that the In-The-Money Value of the Parent Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was exchanged immediately before the exchange. All terms and conditions of a Parent Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Parent Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Parent Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

Amalgamation of Company and Company Canadian Sub

(h)	At 9:00 a.m. on the day following the Effective Date, the notice of articles of Company shall be altered to the extent necessary for Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; (ii) the name of Company shall be changed to “SilverCrest Metals ULC” and Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Parent Canadian Sub, as sole shareholder of Company, shall return all share certificates representing the Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA; and (iii) Parent Canadian Sub shall elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes effective the day following the Effective Date.
(i)	30 minutes following Step 2.3(h), the notice of articles of Company Canadian Sub shall be altered to the extent necessary for Company Canadian Sub to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of Company; and (ii) the name of Company shall be changed to “NorCrest Metals ULC” and Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Company, as sole shareholder of Company Canadian Sub, shall return all share certificates representing the Company Canadian Sub Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA.
(j)	30 minutes following Step 2.3(i), the capital of the Company Canadian Sub Shares shall be reduced to $1.
(k)	30 minutes following Step 2.3(j), Company and Company Canadian Sub shall amalgamate to form one corporate entity, being a British Columbia unlimited liability company, with the same effect as if they were amalgamated under Section 270 of the BCBCA (the “Amalgamation”), except that the separate legal existence of Company Canadian Sub shall not cease (Company Canadian Sub, as such surviving entity, “Amalco”) notwithstanding the notation on the corporate register maintained by the Registrar or the issue of a Certificate of Amalgamation evidencing the amalgamation of the Company and Company Canadian Sub to form Amalco. Without limiting the foregoing, upon the occurrence of the Amalgamation, the separate legal existence of Company will cease without Company being liquidated or wound-up, and Company and Company Canadian Sub will continue as one company, and the property of Company (other than Company Canadian Sub Shares and any amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation) will become the property of Amalco. For greater certainty, the Parties intend that the Amalgamation will qualify as an amalgamation for purposes of Subsection 87(11) of the Tax Act. On and after the Amalgamation, the following shall apply:
(i)	Name. The name of Amalco shall be “NorCrest Metals ULC”;
(ii)	Registered Office. The registered office of Amalco shall be the registered office of Company Canadian Sub;
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(iii)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;
(iv)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of Amalco Shares;
(v)	Shares. Each Company Share shall be exchanged into one fully paid and non-assessable Amalco Share, and each Company Canadian Sub Share shall be cancelled without any repayment of capital. No other securities will be issued and no assets will be distributed by Amalco in connection with the Amalgamation;
(vi)	Restrictions on Transfer. The restrictions on the issue, transfer or ownership of Company Shares shall apply to Amalco Shares, mutatis mutandis;
(vii)	Initial Directors. The initial directors of Amalco shall be the Amalco Directors;
(viii)	Initial Officers. The initial officers of Amalco shall be the Amalco Officers;
(ix)	Capital. The aggregate of the capital of the issued and outstanding Amalco Shares shall be equal to the aggregate of the capital of the issued and outstanding Company Shares immediately before the Amalgamation;
(x)	Effect of Amalgamation. Upon the amalgamation of Company Canadian Sub and Company to form Amalco becoming effective pursuant to Section 2.3(k):
(A)	Amalco shall possess all the property, rights, privileges and interests (other than the Company Canadian Sub Shares and any amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation) and be subject to all liabilities (other than amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation), including civil, criminal and quasicriminal, and all contracts, disabilities and debts of Company and Company Canadian Sub;
(B)	Amalco is liable for all of the liabilities and obligations of Company and Company Canadian Sub (other than amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation), and all rights of creditors or others have been, and will continue to be, unimpaired by the Amalgamation, and all liabilities and obligations of Company and Company Canadian Sub, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;
(C)	any existing cause of action, claim or liability to prosecution has not been and will not be affected;
(D)	a civil, criminal or administrative action or proceeding pending by or against either Company or Company Canadian Sub may be continued by or against Amalco;
(E)	a conviction against, or ruling, order or judgment in favor of or against Company or Company Canadian Sub may be enforced by or against Amalco; and
(F)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against Company or Company Canadian Sub before the amalgamation has become effective;
(xi)	Notice of Articles. The notice of articles and articles of Amalco shall be substantially in the form of the Company Canadian Sub notice of articles and articles, with the addition of the statement required under Section 51.11 of the BCBCA;
(xii)	Articles. The articles of Amalco shall be in the form of the Company Canadian Sub articles.

The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date or the day following the Effective Date, as applicable, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

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ARTICLE 3
DELIVERY OF CONSIDERATION

3.1       Deposit and Payment of Consideration

(a)	Following receipt of the Final Order and no later than the business day prior to the Effective Date, Parent shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient Parent Shares to satisfy the Consideration payable to the Company Shareholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of this Article 3.

(b)	Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a “DRS Advice”) which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Parent may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7 (if any)), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.
(c)	In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7 (if any).

3.2       Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(e) until the holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(e), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3       Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4       No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(e) and 3.1. Where the aggregate number of Parent Shares to be issued to a Company Shareholder pursuant to Sections 2.3(e) and 3.1 as consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be

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rounded up to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Parent Share and shall be rounded down to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Parent Share.

3.5       Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Parent and the Depositary in such amount as Parent and the Depositary may direct (each acting reasonably), or otherwise indemnify Parent and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Parent and the Depositary (each acting reasonably), against any claim that may be made against Parent or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

3.6       Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(e) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Company, Parent Canadian Sub, Amalco. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent Canadian Sub (or its successor(s)). None of Parent, Parent Canadian Sub, Company, Amalco or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7       Withholding Rights; Tax Consequences

Parent, Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including without limitation, any amounts payable pursuant to Section 2.3, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former Company Shareholders or former holders of Company Incentive Awards, such amounts as Parent, Company, the Depositary and their respective Subsidiaries or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Parent, Company, the Depositary, their respective Subsidiaries and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

3.8       Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

SILVERCREST METALS INC.	B-11

2025 Special Meeting of Securityholders

3.9       Interest

Under no circumstances shall interest accrue or be paid by Company, Parent, Parent Canadian Sub, Amalco, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of the Company Shares immediately existing prior to the Effective Time.

ARTICLE 4
RIGHTS OF DISSENT

4.1       Dissent Rights

(a)	Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares as of the record date of the Company Meeting may exercise rights to dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the Company Shares held by such Company Shareholder, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA, as may be modified by the Interim Order, must be received by Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting, or any date to which the Company Meeting may be postponed or adjourned, and provided further that holders who duly exercise such Dissent Rights and who:
(i)	are ultimately entitled to be paid the fair value of their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(d), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to Company in accordance with Section 2.3(d); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and
(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(e) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.
(b)	In no circumstances shall Parent, Parent Canadian Sub, Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.
(c)	In no case shall Parent, Parent Canadian Sub, Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of the Company at the time at which the step in Section 2.3(d) occurs.
(d)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a registered Company Shareholder as of the record date for the Company Meeting.

SILVERCREST METALS INC.	B-12

2025 Special Meeting of Securityholders

ARTICLE 5
GENERAL

5.1       Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares and the Company Options issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares, the holders of Company Options, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Options, shall be solely as provided for in this Plan of Arrangement.

5.2       Amendment

(a)	Parent and Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by Company and Parent, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Options if and as required by the Court.
(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Parent and Company at any time prior to the Company Meeting (provided, however, that Company and Parent shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders or holders of Company Options.
(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3       Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4       Plan of Reorganization

(a)	The transfer of the Company Shares to Parent Canadian Sub pursuant to this Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes.
(b)	The (i) election by Parent Canadian Sub on Internal Revenue Service Form 8832 (to be filed and made effective as of one day after the Effective Date) to be classified as an association taxable as a corporation for U.S. federal income tax purposes and (ii) conversion of Company to a British Columbia unlimited liability company pursuant to Section 2.3(h) of this Plan of

SILVERCREST METALS INC.	B-13

2025 Special Meeting of Securityholders

Arrangement, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the U.S. Tax Code for U.S. federal income tax purposes.
(c)	The conversion of Company Canadian Sub to a British Columbia unlimited liability company pursuant to Section 2.3(i) of this Plan of Arrangement is intended to be treated as a complete liquidation of Company Canadian Sub pursuant to Section 332 of the U.S. Tax Code for U.S. federal income tax purposes.
(d)	The Arrangement Agreement and this Plan of Arrangement are intended to be a “plan of reorganization” with respect to each such reorganization within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Code.
(e)	The Amalgamation pursuant to Section 2.3(k) of this Plan of Arrangement is intended to be a transaction that is disregarded for U.S. federal income tax purposes.

ARTICLE 6
U.S. SECURITIES LAW EXEMPTION

6.1       U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, Company and Parent each agree that this Plan of Arrangement will be carried out with the intention that (i) all Consideration Shares issued under the Arrangement by Parent, and (ii) all Parent Replacement Options granted under the Arrangement by Parent, in each case, pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, Parent shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the U.S. SEC to register the issuance of Parent Shares upon exercise of Parent Replacement Options.

SILVERCREST METALS INC.	B-14

2025 Special Meeting of Securityholders

APPENDIX C
INTERIM ORDER

See attached.

SILVERCREST METALS INC.	C-1

No. S-250077

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

BEFORE	) ) )	ASSOCIATE JUDGE	) ) )	January 8, 2025

ON THE APPLICATION of the Petitioner, SilverCrest Metals Inc. (“SilverCrest”) for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) involving SilverCrest, its securityholders, Compañía Minera La Llamarada, S.A. DE C.V., NorCrest Metals Inc., Coeur Mining, Inc. (“Coeur”), Coeur Rochester, Inc., and 1504648 B.C. Unlimited Liability Company, to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”), without notice, coming on for hearing at 800 Smithe Street, Vancouver BC on January 8, 2025 and ON HEARING Rajit Mittal, counsel for the Petitioner, and Laura Bevan for Coeur, and upon reading the Petition to the Court herein and the Affidavit #1 of Anna Ladd-Kruger affirmed January 6, 2025 and filed herein (the “Ladd-Kruger Affidavit”); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “US Securities Act”), as the basis for an exemption from the registration requirements of the US Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.	As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft combined notice of meeting and management information circular (collectively, the “Circular”) attached as Exhibit “A” to the Ladd-Kruger Affidavit.

MEETING

2.	Pursuant to Sections 186 and 288-291 of the BCBCA, SilverCrest is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (“Company Shareholders”) of common shares (“Company Shares”) in the capital of SilverCrest, and the holders of options to purchase Company Shares (“Company Options”) (holders of Company Options together with Company Shareholders, collectively, “Company Securityholders”) to be held at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia on February 6, 2025 at 10:00 a.m. (Vancouver Time), or such other date as SilverCrest and Coeur may agree, to, among other things:
(a)	consider and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Company Securityholders approving the Arrangement under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “A” to the Circular; and
(b)	transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournments or postponements thereof.
3.	The Meeting shall be called, held and conducted in accordance with the BCBCA, the notice of articles and articles of SilverCrest, and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.	Notwithstanding the provisions of the BCBCA and the notice of articles and articles of SilverCrest, and subject to the terms of the Arrangement Agreement, SilverCrest, if it deems advisable, is specifically authorized to adjourn, postpone or cancel the Meeting or the date of the application for the Final Order (defined at paragraph 32 of this Interim Order) on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Company Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such cancellation, adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Company Securityholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of SilverCrest.
5.	The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting unless required by this Court or by law.

AMENDMENTS

6.	Prior to the Meeting, SilverCrest is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications, revisions or supplements to the proposed Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Circular, without any additional notice to the Company Securityholders or further orders of this Court, and the Arrangement, Plan of Arrangement, Arrangement Agreement, and Circular as so amended, modified, revised or supplemented shall be the Arrangement, Plan of Arrangement, the Arrangement Agreement or the Circular, respectively, to be submitted to the Company Securityholders for the Meeting and, as applicable, subject to the Arrangement Resolution.

RECORD DATE

7.	The record date for determining the Company Securityholders entitled to receive notice of, attend at and vote at the Meeting shall be the close of business in Vancouver, British Columbia on December 19, 2024 (the “Record Date”).

NOTICE OF MEETING

8.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and SilverCrest shall not be required to send to the Company Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.
9.	The Circular and the Notice of Hearing of Petition, in substantially the same forms as contained in Exhibits “A” and “B” to the Ladd-Kruger Affidavit (collectively referred to as the “Notice Materials”), and in the case of the Company Securityholders, the forms of proxy, voting instruction form, and letter of transmittal, in substantially the same forms as contained in Exhibit “C” to the Ladd-Kruger Affidavit (together with the Notice Materials, the “Meeting Materials”), with such deletions, amendments or additions thereto as counsel for SilverCrest may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:
(a)	the registered Company Shareholders as they appear on the central securities register of SilverCrest or, in respect of holders of Company Options, the applicable records of SilverCrest or its registrar and transfer agent, as the case may be, in each case, as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, by one or more of the following methods:
(i)	by prepaid ordinary or air mail addressed to the registered Company Securityholders at their addresses as they appear in the applicable records of SilverCrest or its registrar and transfer agent, as at the Record Date;
(ii)	by delivery in person or by courier to the addresses specified in subparagraph (i) above; or
(iii)	by email or facsimile transmission to any registered Company Securityholders, who has previously identified himself, herself or itself to the satisfaction of SilverCrest, acting through its representatives, and who requests such email or facsimile transmission; and
(b)	the non-registered Company Shareholders by providing, in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners of Company Shares in accordance with NI 54-101;

(c)	the directors and auditors of SilverCrest by prepaid ordinary mail or by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

10.	The Notice Materials shall be sent by prepaid ordinary mail or by delivery in person or by courier, or by email transmission to the holders of deferred share units to purchase Company Shares, the holders of restricted share units to purchase Company Shares, and the holders of performance share units to purchase Company Shares (collectively, “Company Incentive Unit Holders”), to the address of such holder as it appears in the applicable records of SilverCrest at least 21 days prior to the date of the Meeting.
11.	Accidental failure of or omission by SilverCrest to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of SilverCrest (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of SilverCrest, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
12.	Provided that notice of the Meeting is given, the Meeting Materials are made available to Company Securityholders, and in each case to other persons entitled to be provided such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except to the extent required by paragraph 9 above or as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

13.	The Notice Materials and Meeting Materials (and any amendments, modifications, updates or supplements to the Notice Materials or Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:
(a)	in the case of mailing pursuant to paragraphs 9(a)(i), 9(c), and 10 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;
(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above;

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(c), and 10 above, when dispatched or delivered for dispatch; and
(d)	in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) above, the day following delivery to clearing agencies or intermediaries.

UPDATING MEETING MATERIALS

14.	Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Company Securityholders by press release, news release, newspaper advertisement or by notice sent to the Company Securityholders by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the board of directors of SilverCrest.

QUORUM AND VOTING

15.	The quorum required at the Meeting shall be two (2) persons, present in person or by proxy, being Company Shareholders entitled to vote at the Meeting, and who hold at least five percent (5%) of the issued and outstanding Company Shares entitled to vote at the Meeting.
16.	Each registered Company Securityholder whose name appears on the register of holders of Company Shares or Company Options as the case may be, in each case, as of the close of business in Vancouver, British Columbia, on the Record Date, is entitled to one vote for each Company Share or Company Option, as applicable.
17.	The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least: (i) two-thirds (66⅔%) of the votes cast at the Meeting by the Company Shareholders present or represented by proxy at the Meeting; (ii) two-thirds (66⅔%) of the votes cast at the Meeting by Company Securityholders, collectively voting as a single class, present or represented by proxy at the Meeting; and (iii) a simple majority of the votes cast by the Company Shareholders present or represented by proxy at the Meeting, excluding the Company Shares required to be excluded in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

CHAIR OF THE MEETING

18.	The chair of the Meeting shall be an officer or director of SilverCrest or such other person as may be appointed for that purpose.
19.	The chair of the Meeting is at liberty to call on the assistance of legal counsel of SilverCrest at any time and from time to time, as the chair of the Meeting may deem necessary or appropriate, during the Meeting.
20.	The chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence, from the Company Securityholders or such other persons in attendance or represented at the Meeting, as he, she, they or it considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

21.	The chair or another representative of SilverCrest present at the Meeting shall, in due course after the Meeting, file with the Court an affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

PERMITTED ATTENDEES

22.	The only persons entitled to attend the Meeting shall be (i) the registered Company Securityholders as of the close of business in Vancouver, British Columbia on the Record Date, or their respective proxyholders, (ii) SilverCrest’s directors, officers, auditors and advisors, (iii) representatives of SilverCrest and Coeur, including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Company Securityholders as at the close of business in Vancouver, British Columbia, on the Record Date, or their respective proxyholders.

SCRUTINEERS

23.	Representatives of SilverCrest’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

24.	SilverCrest is authorized to use the forms of proxy (in substantially the same forms as attached as Exhibit “C” to the Ladd-Kruger Affidavit) in connection with the Meeting, subject to SilverCrest’s ability to insert dates and other relevant information in the final forms thereof, as well as a voting instruction form for non-registered Company Shareholders and, subject to the Arrangement Agreement, with such amendments, revisions or supplemental information as SilverCrest may determine are necessary or desirable. SilverCrest is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine.
25.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may, in his, her, or their discretion, without notice, waive or extend the time limits for the deposit of proxies by the Company’s Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

26.	Each registered Company Shareholder who is a registered Company Shareholder as of the Record Date shall, as set out in the Plan of Arrangement, be entitled to exercise dissent rights (“Dissent Rights”) in respect of the Arrangement Resolution under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order.

27.	Registered Company Shareholders shall be the only Company Shareholders entitled to exercise Dissent Rights. A beneficial holder of Company Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Company Shareholder to dissent on behalf of the beneficial holder of Company Shares or, alternatively, make arrangements to become a registered Company Shareholder.
28.	In order for a registered Company Shareholder to exercise Dissent Rights:
(a)	a dissenting registered Company Shareholder must deliver written notice of dissent (a “Notice of Dissent”) to SilverCrest c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8 Canada, Attention: Rajit Mittal Canada by 4:00 p.m. (Vancouver time) on or before February 4, 2025, or by 4:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the Meeting if it is not held on February 6, 2025, and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA;
(b)	a dissenting registered Company Shareholder must not have voted his, her, their, or its Company Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written Notice of Dissent;
(c)	a dissenting registered Company Shareholder may not exercise Dissent Rights in respect of only a portion of such dissenting registered Company Shareholder’s Company Shares, but may dissent only with respect to all the Company Shares held by such person; and
(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order.
29.	Any registered Company Shareholder who duly exercises Dissent Rights and who:
(a)	is ultimately determined by this Court to be entitled to be paid fair value for his, her, their, or its Company Shares shall be deemed to have transferred those Company Shares as of the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to SilverCrest for cancellation in consideration for a payment of cash from SilverCrest equal to such fair value; or
(b)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Company Shares pursuant to the exercise of the Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Company Shareholder;

but in no case shall SilverCrest or Coeur or any other person be required to recognize such Company Shareholders as holders of Company Shares at or after the date upon which the Arrangement becomes effective and the names of such Company Shareholders shall be deleted from SilverCrest’s register of holders of Company Shares at that time.

30.	Notice to the registered Company Shareholders of their Dissent Rights with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Rights in the Circular to be sent to registered Company Shareholders in accordance with this Interim Order.
31.	Subject to further order of this Court, the rights available to the registered Company Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the registered Company Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

32.	Upon the approval, with or without variation, by the Company Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, SilverCrest may apply to this Court for, inter alia, an order:
(a)	pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and
(b)	pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable

(collectively, the “Final Order”),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on February 11, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

33.	The form of Notice of Hearing of Petition in connection with the Final Order attached to the Ladd-Kruger Affidavit as Exhibit “B” is hereby approved as the form of Notice of Proceedings for such approval. Any Company Securityholder or Company Incentive Unit Holder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.
34.	Any Company Securityholder or Company Incentive Unit Holder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

CASSELS, BROCK & BLACKWELL LLP

Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

Attention: Rajit Mittal

Fax number for delivery: (604) 691-6120

Telephone: (778) 309-7940

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

35.	Sending the Notice of Hearing of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 36 and 37 below. In particular, service of the Petition, the Ladd-Kruger Affidavit, and additional affidavits as may be filed, is dispensed with.
36.	The only persons entitled to notice of any further proceedings herein, including any hearing to approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Coeur and any persons who have delivered a Response in accordance with this Interim Order.
37.	In the event the hearing for the Final Order is adjourned, only the solicitors for Coeur and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38.	The Petitioner shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.
39.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the notice of articles and articles of SilverCrest, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Rajit Mittal
Signature of Lawyer for SilverCrest Metals Inc.
Rajit Mittal

/s/ Laura Bevan
Signature of Lawyer for Coeur Mining, Inc.
Tom Friedland / Laura Bevan

By the Court

Registrar

No. S-250077

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57,
AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

CASSELS BROCK & BLACKWELL LLP

Lawyers

2200 —  885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 309-7940
E-mail: rmittal@cassels.com
Attention: Rajit Mittal

Matter# 054862-00008

FILING AGENT: WEST COAST TITLE SEARCH

2025 Special Meeting of Securityholders

APPENDIX D
PETITION AND NOTICE OF HEARING OF PETITION

See attached.

SILVERCREST METALS INC.	D-1

No.S-250077

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below.

The address of the registry is: Vancouver Law Courts —  800 Smithe Street, Vancouver, BC V6Z 2E1

The petitioner estimates that the hearing of the petition will take 20 minutes.

()	This matter is an application for judicial review.

(x)	This matter is not an application for judicial review.

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and
(b)	serve on the petitioner
(i)	2 copies of the filed response to petition, and
(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

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(a)	if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,
(b)	if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,
(c)	if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or
(d)	if the time for response has been set by order of the court, within that time.
	The address of the registry is:	800 Smithe Street Vancouver, BC V6Z 2E1
(2)	The ADDRESS FOR SERVICE of the petitioner is:	Cassels Brock & Blackwell LLP 885 West Georgia St., Vancouver, British Columbia, V6C 3E8 Attention: Rajit Mittal Telephone: 778.309.7940 Email: rmittal@cassels.com
	E-mail address for service (if any) of the petitioner:	N/A
(3)	The name and office address of the petitioner’s lawyer is:	Cassels Brock & Blackwell LLP 885 West Georgia St., Vancouver, British Columbia, V6C 3E8 Attention: Rajit Mittal Telephone: 778.309.7940

CLAIM OF THE PETITIONER

PART 1: ORDERS SOUGHT

1.	The Petitioner SilverCrest Metals Inc. (“SilverCrest” or the “Company”) applies to this Court pursuant to sections 288 and 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended or superseded (the “BCBCA”), Rules 16-1, 4-4, 4-5 and 2-1(2)(b) of the Supreme Court Civil Rules and the inherent jurisdiction of this Court for:
(a)	an interim order (the “Interim Order”) in the form attached as Schedule “A” to this Petition to the Court;
(b)	an order (the “Final Order”) in the form attached as Schedule “B” to this Petition to the Court; and
(c)	such further and other relief as counsel may advise and this Court deems just.

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PART 2: FACTUAL BASIS

2.	Unless otherwise defined herein, capitalized terms in this Petition have the respective meaning as defined in the draft combined notice of meeting and management information circular of SilverCrest (collectively, the “Circular”), which is attached as Exhibit “A” to the Affidavit #1 of Anna Ladd-Kruger made January 6, 2025.

Parties To the Arrangement

A. SilverCrest Metals Inc.

3.	The Company is incorporated pursuant to the laws of British Columbia. The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.
4.	The authorized capital of the Company consists of an unlimited number of Company Shares without par value.
5.	The Company is a reporting issuer (or its equivalent) in all of the Provinces of Canada except Québec. The shares of the Company are currently listed and posted for trading on the TSX under the symbol “SIL” and the NYSE American under the symbol “SILV”.

6.	The Company is a Canadian-based precious metals producer head-quartered in Vancouver, BC with an ongoing initiative to increase its silver-gold assets by expanding current resources and reserves, acquiring, discovering, developing and operating high value previous metals projects in the Americas. The Company’s principal focus is operating its Las Chispas Operation in Sonora, Mexico.

B. Coeur Mining, Inc.

7.	Coeur Mining, Inc. (“Coeur”) is a corporation existing under the laws of the State of Delaware. Coeur is a precious metals producer that operates certain gold and silver mines in the United States, Canada and Mexico and is headquartered in Chicago, Illinois, USA. Coeur produces and sells previous metals from four wholly-owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur wholly-owns the Silvertip polymetallic critical minerals exploration project in British Columbia.
8.	Coeur is a publicly listed company. Its shares trade on the NYSE under the symbol “CDE”.
9.	Coeur, through a wholly owned subsidiary, 1504648 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia (“Coeur Canadian Sub”), proposes to acquire SilverCrest as described herein.

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The Arrangement

10.	SilverCrest and Coeur and certain of their subsidiaries, including the Coeur Canadian Sub, have entered into an arrangement agreement dated as of October 3, 2024 (the “Arrangement Agreement”) which contemplates the occurrence of certain transactions pursuant to a court approved statutory plan of arrangement (the “Arrangement”) under Section 288 of the BCBCA.
11.	The proposed plan of arrangement (the “Plan of Arrangement”) is attached as Schedule “A” to the draft Final Order, which is attached as Schedule “B” to this Petition to the Court.
12.	Pursuant to the Arrangement, and as detailed further below, the holders (“Company Shareholders”) of common shares (“Company Shares”) of the Company, other than any Company Shareholders validly exercising dissent rights, will receive as consideration (the “Consideration”) 1.6022 Coeur common shares (“Coeur Shares”) for each Company Share (the “Exchange Ratio”). For holders (“Company Optionholders”) of options to purchase Company Shares (“Company Options”), each outstanding Company Option will be exchanged for an option (“Replacement Option”) to purchase from Coeur such number of Coeur Shares (rounded down to the nearest whole number) equal to the product of: (A) the number of Company Shares subject to such Company Options immediately prior to the effective time of the Arrangement (the “Effective Time”), multiplied by (B) the Exchange Ratio, at an exercise price per Coeur Share (rounded up to the nearest whole cent) equal to (X) the exercise price per Company Share otherwise purchasable pursuant to such SilverCrest Option immediately prior to the Effective Time, divided by (Y) the Exchange Ratio.
13.	The Company also has outstanding deferred share units to purchase Company Shares (“Company DSUs”), restricted share units to purchase Company Shares (“Company RSUs”), and performance share units to purchase Company Shares (“Company PSUs”). Immediately prior to the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement and the applicable Company Equity Incentive Plan, each outstanding (i) Company RSU granted pursuant to the Company Share Unit Plan; (ii) Company PSU granted pursuant to the Company Share Unit Plan; (iii) Company DSU granted pursuant to the Company Share Unit Plan or the Company DSU Plan, as applicable, in each case, will become fully vested, and be redeemed by the Company and the holder thereof will receive a cash payment to be calculated in accordance with the terms of the applicable Company Equity Incentive Plan.
14.	The Arrangement is subject to obtaining the necessary approvals, including the approval of the holders of Company Shares (“Company Shareholders”) and the holders of Company Options (“Company Optionholders”, and collectively with Company Shareholders, “Company Securityholders”) at the special meeting of Company Securityholders (the “Meeting”) to be held on February 6, 2025 at 10:00 a.m. (Vancouver Time) in person at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia, and via live webcast for non-voting attendance.

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15.	In order for the Arrangement to become effective, the Arrangement must be approved, with or without variation, by a special resolution substantially in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”) by at least: (i) two-thirds (66 2/3%) of the votes cast at the Meeting by the Company Shareholders present or represented by proxy at the Meeting; (ii) two-thirds (66 2/3%) of the votes cast at the Meeting by Company Securityholders, collectively voting as a single class, present or represented by proxy at the Meeting; and (iii) a simple majority of the votes cast by the Company Shareholders present or represented by proxy at the Meeting, excluding the Company Shares required to be excluded in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”).
16.	If the Arrangement is approved, at the Effective Time, the following shall be deemed to occur sequentially in the following order in connection with the Arrangement:
(a)	Transfer of Bullion: All Bullion beneficially owned by the Company shall be, and shall be deemed to be, transferred to the Company’s wholly-owned Canadian subsidiary, NorCrest Metals Inc. (“Company Canadian Sub”), pursuant to Section 85 of the Income Tax Act (“Tax Act”) and, in consideration therefor, the Company Canadian Sub shall (i) allot and issue one (1) common share of the Canadian Sub (“Company Canadian Sub Shares”) to the Company, and (ii) issue a U.S. dollar denominated, non-interest bearing, demand promissory note in favour of the Company with a principal amount equal to the Company’s cost amount of the Bullion (for the purpose of the Tax Act), and the Company and Company Canadian Sub shall file a joint election under Section 85 of the Tax Act and applicable provincial tax Laws with an elected amount determined by the Company in its sole discretion. Subsequently, the Company Canadian Sub shall transfer, and shall be deemed to transfer, all Bullion referred to above to Coeur’s wholly-owned subsidiary, Coeur Rochester Inc. (“Coeur U.S. Sub”) and, in consideration therefor, Coeur U.S. Sub shall issue and deliver to the Company Canadian Sub a U.S. dollar denominated promissory note, with a principal amount equal to the purchase price of the Bullion, being the fair market value thereof, bearing interest at the short-term Applicable Federal Rate for U.S. tax purposes on the Effective Date plus 2% per annum, having a maturity date that is December 31 of the year following the Effective Date.
(b)	Payment of Intercompany Debt: Compañía Minera La Llamarada, S.A. De C.V. (“Company Mexican Sub”), an indirectly wholly-owned Mexican subsidiary of the Company, shall transfer a cash amount: (i) to the Company equal to the lesser of (A) the principal amount outstanding under the Company Loan and (B) Company Mexican Sub’s Specified Cash Balance; (ii) if Company Mexican Sub’s Specified Cash Balance less the repayment described in (i) is positive, to the Company equal to the lesser of (C) any accrued interest on the Company Loan and (D) Company Mexican Sub’s Specified Cash Balance less the amount of the repayment described in (i); and (iii) if Company Mexican Sub’s Specified Cash Balance less the repayments described in (i) and (ii) is positive, to Company Canadian Sub

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equal to the lesser of (E) the interest owing on that certain intercompany loan between Company Mexican Sub and Company Canadian Sub and (F) Company Mexican Sub’s Specified Cash Balance less the amount of the repayments described in (i) and (ii); and following this step, such amounts determined by this step shall be, and shall be deemed to be, repaid by Company Mexican Sub.

(c)	Dissenting Shareholders: Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to the Company in accordance with, and for the consideration afforded to Dissenting Shareholders under the Plan of Arrangement, and such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens.
(d)	Issuance of Company Shares to Coeur Canadian Sub: Each Company Shareholder, other than a Dissenting Shareholder, shall transfer and assign their Company Shares, free and clear of any Liens, to Coeur Canadian Sub in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred, the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and Coeur Canadian Sub shall be the holder of all of the outstanding Company Shares, free and clear of all Liens.
(e)	Treatment of Company Options: Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such Company Option), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Replacement Option exercisable to purchase from Coeur the number of Coeur Shares (rounded down to the nearest whole number) equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Coeur Share subject to any such Replacement Option shall be an amount (rounded up to the nearest whole cent) equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio. It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was

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exchanged immediately before the exchange. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

(f)	Amalgamation of the Company and Company Canadian Sub: At 9:00 a.m. (Vancouver time) on the day following the Effective Date, the notice of articles of the Company shall be altered to the extent necessary for the Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; (ii) the name of the Company shall be changed to “SilverCrest Metals ULC” and the Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Coeur Canadian Sub, as sole shareholder of the Company, shall return all share certificates representing the Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA; and (iii) Coeur Canadian Sub shall elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes effective the day following the Effective Date.

Background and Reasons for the Arrangement

17.	The background to the Arrangement and its business rationales are described in detail at pages 52-62 of the Circular.
18.	The Arrangement Agreement is the culmination of a comprehensive strategic review process overseen by the Company’s board of directors (the “Board”) and the special committee of independent directors of the Board (the “Special Committee”) and is the direct result of extensive arm’s length negotiations among representatives of SilverCrest and the Special Committee, representatives of Coeur, and their respective financial and legal advisors.
19.	Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, including the potential for a more favourable transaction with a third party and the prospect of proceeding independently to pursue the Company’s current business plan, and having consulted with its financial and legal advisors, and having considered, among other things, the Scotiabank Fairness Opinion, the Special Committee unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders, and the Arrangement and entering into the Arrangement

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Agreement are in the best interests of the Company. As such, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement.

20.	Based on its considerations, investigations and deliberations, including, among other things, consultation with its financial and legal advisors, the unanimous recommendation of the Special Committee, the Cormark Fairness Opinion and Raymond James Fairness Opinion, the Board has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement.
21.	In forming its recommendation, the Special Committee and the Board considered a number of factors, including, without limitation, the factors listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company and after taking into account the Fairness Opinions and the advice of the Company’s legal and other advisors and the advice and input of management of the Company.
(a)	Significant Premium: The Consideration represents an implied value of US$11.34 per Company Share, being an 18% premium based on the 20-day volume-weighted average prices of the Coeur Shares and Company Shares, each as at October 3, 2024 on the NYSE and NYSE American, respectively, and a 22% premium to the October 3, 2024 closing price of Company Shares on the NYSE American, being the last trading day prior to the announcement of the Arrangement. This also represents an all-time high in the value of Company Shares for Company Shareholders.
(b)	Meaningful Exposure to Diverse Asset Portfolio: Current Company Shareholders will maintain exposure to the Company’s high-grade, low-cost and high-margin Las Chispas Operation and will gain exposure to Coeur’s high quality and diversified portfolio consisting of four robust operating mines in U.S. and Mexico and an exploration property in Canada, with further potential upside from the district-scale exploration potential of the Combined Company and organic mineral reserve growth. Current Company Shareholders will hold approximately 37% of the issued and outstanding shares of the Combined Company upon completion of the Arrangement, based on the number of securities of Coeur and SilverCrest issued and outstanding as of October 3, 2024.
(c)	Creation of a Leading Global Silver Company: The addition of Las Chispas to Coeur’s growing silver production from its recently expanded Rochester mine in Nevada and its Palmarejo underground mine in northern Mexico has the potential to generate significant 2025 silver production of approximately 21 million ounces from five North American operations, with approximately 56% of revenue generated from U.S.-based mines and approximately 40% of revenue from silver.

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In addition to the significant silver production, it is anticipated that the Combined Company can produce approximately 432,000 ounces of gold in 2025.

(d)	Strong Cash Flow and Deleveraging of Combined Company: The Combined Company is expected to generate approximately US$700 million of EBITDA and US$350 million of free cash flow in 2025 at lower overall costs and higher overall margins for Coeur. The Combined Company will also have more robust cash flow with the benefit of multiple producing mines in a diversified portfolio. The strong cash flow profile of the Combined Company will be augmented by SilverCrest’s strong balance sheet and no debt which are expected to result in an immediate 40% reduction in the Combined Company’s leverage ratio upon closing of the Arrangement.
(e)	Strategic Review Process and Value Maximization: The Arrangement with Coeur is the culmination of a comprehensive strategic review process that was initiated following Las Chispas achieving commercial production in late 2022, which process was overseen by the Board initially, and subsequently, the Special Committee, with the assistance of the Company’s financial advisors (including Raymond James initially in late 2022 and the addition of Cormark in 2024). During this process, the Company, through its financial advisors, canvassed numerous other potential parties to determine market interest in a transaction involving, and explore various strategic opportunities available to, SilverCrest (including maintaining status quo, asset purchases, merger of equals, acquisitions and a sale of the Company). This process resulted in the evaluation of over 25 potential strategic opportunities, the execution of more than 15 confidentiality agreements, substantive reviews and site visits of more than 10 mineral properties and multiple site visits hosted at Las Chispas. After consultation on the proposed Arrangement with legal and financial advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to SilverCrest, including continuing as an independent entity, potential acquisitions and sales, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe the Arrangement represents SilverCrest’s best prospect for maximizing Company Shareholder value.
(f)	Asset Diversification and Elimination of Single Asset Risk: The business, operations, assets, financial condition, operating results and prospects of SilverCrest are subject to significant uncertainty, including, but not limited to, risks associated with SilverCrest’s dependency on the Las Chispas Operation for its future operating revenue, permitting and regulatory approvals, exploration and development risks and commodity price and inflation risks. The Combined Company will be better positioned to pursue a growth and value maximizing strategy as compared with SilverCrest on a standalone basis, as a result of the Combined Company’s larger market capitalization, asset and geographical

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diversification, elimination of singe asset risk, technical expertise, greater trading liquidity, enhanced access to capital over the long term and the likelihood of increased investor interest and access to business development opportunities due to the Combined Company’s larger market presence.

(g)	Proven Leadership Team: Following the Arrangement, two of the current directors of SilverCrest will join the board of the Combined Company. Management of the Combined Company will feature proven and experienced mining and business leaders at both the board and executive management levels, along with diverse, high performing teams at the regional and operating sites with a proven track record of maximizing value by delivering long-life and profitable silver and gold mining operations. The Combined Company will continue its commitment to ESG with a specific focus on water usage, emissions, community and workforce development, and leading governance practices.
(h)	Fairness Opinions: The Special Committee received a fairness opinion from Scotiabank, and the Board received a fairness opinion from each of Cormark and Raymond James, all dated October 3, 2024 to the effect that the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion.
(i)	Support of Directors and Officers: The boards of directors of both SilverCrest and Coeur have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers of SilverCrest and Coeur have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the amendment of Coeur’s charter and issuance of Coeur Shares as consideration under the Arrangement at Coeur’s stockholder meeting, as applicable.
(j)	Negotiated Transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board.
(k)	Other Factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of SilverCrest and Coeur in the precious metals mining industry, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of SilverCrest and Coeur, taking into account the results of SilverCrest’s due diligence review of Coeur and its properties.

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22.	In making its determinations and recommendations, the Special Committee and the Board also observed that a number of procedural and legal safeguards were in place and are present to protect the interests of the Company, the Securityholders and other SilverCrest stakeholders. The procedural and legal safeguards include, among others:
(a)	Ability to Respond to Unsolicited Superior Proposals: Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that, having regard to all of its terms and conditions, if consummated in accordance with its terms, constitutes or would reasonably be expected to constitute or result in a Company Superior Proposal (as such term is defined in the Arrangement Agreement), provided that the Company has not materially breached its non-solicitation covenants under the Arrangement Agreement.
(b)	Reasonable Break Fee: The amount of the Company Termination Payment, being $60 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not, in the view of the Board, preclude a third party from potentially making a Company Superior Proposal.
(c)	Fairness of the Conditions: The Arrangement Agreement provides for certain conditions with respect to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee and the Board.
(d)	Securityholder Approval: The Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast on such resolution by Company Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66 2/3% of the votes cast on such resolution by Company Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, and (iii) a simple majority of the votes cast on such resolution by Company Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares for the purposes of MI 61-101 .
(e)	Court and Regulatory Approvals: The Plan of Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement to Company Shareholders. The Arrangement Agreement also contains a condition precedent that all regulatory approvals shall be obtained prior to closing.
(f)	Dissent Rights. As set out below, the terms of the Plan of Arrangement provide that registered Company Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions,

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exercise dissent rights and, if ultimately successful, receive fair value for their Company Shares.

23.	The Board and the Special Committee also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:
(a)	the risks to SilverCrest and the Company Securityholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the diversion of the Company’s management from the conduct of SilverCrest’s business in the ordinary course;
(b)	the terms of the Arrangement Agreement in respect of restricting the Company from soliciting third parties to make an Acquisition Proposal (as such term is defined in the Arrangement Agreement) and the specific requirements regarding what constitutes a Company Superior Proposal;
(c)	the terms of the Arrangement Agreement that require the Company to conduct its business in the ordinary course and prevent the Company from taking certain specified actions, which may delay or prevent SilverCrest from taking certain actions to advance its business pending consummation of the Arrangement;
(d)	the fact that, following the Arrangement, SilverCrest will no longer exist as an independent public company and the Company Shares will be delisted from the TSX and NYSE American;
(e)	the risk that changes in Law or regulation could adversely impact the expected benefits of the Arrangement to SilverCrest, Company Securityholders, and other stakeholders;
(f)	the risk that the Coeur Shares to be issued as consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of Company Shares or Coeur Shares;
(g)	the risk that regulatory approvals may not be obtained in a timely manner and extend the restrictions on the conduct of SilverCrest’s business prior to the completion of the Arrangement, which could impact the Company’s ability to engage in business opportunities that may arise pending completion of the Arrangement;
(h)	the Company Termination Payment payable to Coeur, including if SilverCrest enters into an agreement in respect of a Company Superior Proposal to acquire SilverCrest, or that SilverCrest could be required to pay the Expense Reimbursement;
(i)	the conditions to Coeur’s obligations to complete the Arrangement;

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(j)	the right of Coeur to terminate the Arrangement Agreement under certain circumstances;
(k)	the risks inherent in integrating the operations of SilverCrest into Coeur, including that expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the Combined Company; and
(l)	the shares of the Combined Company to be received by Company Shareholders upon completion of the Arrangement will have different rights from Company Shares.

No Compromise of Debt

24.	The Arrangement does not contemplate a compromise of any debt or any debt instruments of the Company and no creditor of the Company will be materially affected by the Arrangement.

Dissent Rights

25.	The Plan of Arrangement provides registered Company Shareholders with the right to dissent in respect of the special resolution to approve the Arrangement.
26.	Any registered Company Shareholders who dissent from the Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, will be entitled to be paid by the Company the fair value of the Company Shares held by such Company Shareholders determined as at the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is approved by the Company Shareholders. The Dissent Rights with respect to the Arrangement must be strictly complied with in order for registered Company Shareholders to receive cash representing the fair value of Company Shares held.

Interest of Certain Persons

27.	To the knowledge of the directors and executive officers of the Company, as of the Record Date, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, Company Shares carrying 10% or more of the voting rights of Company Shareholders at the Meeting, or Company Shares and Company Options that collectively will carry 10% or more of the voting rights of Company Securityholders at the Meeting.

United States Securities Laws

28.	Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “US Securities Act”), provides an exemption from the registration requirements thereof for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction

14

after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

29.	In order to ensure that the issuance of securities by the Company pursuant to the Arrangement will be exempt from the registration requirements of the US Securities Act pursuant to Section 3(a)(10) of the US Securities Act, it is necessary that, among other things:
(a)	prior to the hearing required to approve the Arrangement, the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the US Securities Act based on the Court’s approval of the Arrangement;
(b)	the Interim Order of the Court approving the Meeting specifies that each Company Securityholder entitled to vote at the Meeting as well as holders of Company DSUs, Company RSUs, and Company PSUs will have the right to appear before the Court at the hearing to consider approval of the Arrangement and the Final Order, so long as such person files a Response to Petition within a reasonable time;
(c)	the Company Securityholders will be given adequate notice advising them of their rights to attend such hearing and provided with sufficient information necessary for them to exercise that right;
(d)	the Court is required to satisfy itself as to the fairness of the Arrangement to the Company Securityholders;
(e)	the Court has determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are substantively and procedurally fair to the Company Securityholders; and
(f)	the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being substantively and procedurally fair and reasonable to the Company Securityholders.
30.	The Company Securityholders to whom securities will be issued under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the US Securities Act contained in Section 3(a)(10) thereof based on the Court’s approval of the Arrangement.

Fairness of the Arrangement

31.	SilverCrest will rely on this Court’s approval and declaration of fairness of the Arrangement, including the terms and conditions thereof and the issuance and exchanges of securities contemplated therein to the Company Securityholders, after a hearing upon such matters at which the Company Securityholders shall have the right to appear, to form the basis of an exemption from the registration requirements of the US Securities Act

15

pursuant to section 3(a)(10) thereof, for the issuance and exchange of securities in connection with the Arrangement.

PART 3: LEGAL BASIS

32.	Sections 288-291 of the BCBCA, as amended;
33.	Supreme Court Civil Rules 2-1(2)(b); 4-4, 4-5, 8-1 and 16-1; and
34.	The inherent jurisdiction of this Honourable Court.

PART 4: MATERIAL TO BE RELIED ON

35.	The Affidavit #1 of Anna Ladd-Kruger affirmed January 6, 2025.
36.	Such further affidavits and other documents as counsel for the Company may advise.

The petitioner estimates that the hearing of the petition will take 20 minutes.

Dated:	January 6, 2025	/s/ Rajit Mittal
Signature of lawyer for the Petitioner Rajit Mittal

To be completed by the court only:

Order made

☐ in the terms requested in paragraphs _______________ of Part 1 of this notice of this petition

☐ with the following variations and additional terms:

Date: ________________________

_____________________________________

Signature of ☐ Judge ☐ Master

Schedule “A”

INTERIM ORDER

No. ____________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim Order)

BEFORE	) ) )	ASSOCIATE JUDGE	) ) )	January 8, 2025

ON THE APPLICATION of the Petitioner, SilverCrest Metals Inc. (“SilverCrest”) for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) involving SilverCrest, its securityholders, Compañía Minera La Llamarada, S.A. DE C.V., NorCrest Metals Inc., Coeur Mining, Inc. (“Coeur”), Coeur Rochester, Inc., and 1504648 B.C. Unlimited Liability Company, to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”), without notice, coming on for hearing at 800 Smithe Street, Vancouver BC on January 8, 2025 and ON HEARING Rajit Mittal, counsel for the Petitioner, and Tom Friedland and Laura Bevan for Coeur, and upon reading the Petition to the Court herein and the Affidavit #1 of Anna Ladd-Kruger affirmed January 6, 2025 and filed herein (the “Ladd-Kruger Affidavit”); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “US Securities Act”), as the basis for an exemption from the registration requirements of the US Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.	As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft combined notice of meeting and management information circular (collectively, the “Circular”) attached as Exhibit “A” to the Ladd-Kruger Affidavit.

MEETING

2.	Pursuant to Sections 186 and 288-291 of the BCBCA, SilverCrest is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders (“Company Shareholders”) of common shares (“Company Shares”) in the capital of SilverCrest, and the holders of options to purchase Company Shares (“Company Options”) (holders of Company Options together with Company Shareholders, collectively, “Company Securityholders”) to be held at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia on February 6, 2025 at 10:00 a.m. (Vancouver Time), or such other date as SilverCrest and Coeur may agree, to, among other things:
(a)	consider and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Company Securityholders approving the Arrangement under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “A” to the Circular; and
(b)	transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournments or postponements thereof.
3.	The Meeting shall be called, held and conducted in accordance with the BCBCA, the notice of articles and articles of SilverCrest, and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.	Notwithstanding the provisions of the BCBCA and the notice of articles and articles of SilverCrest, and subject to the terms of the Arrangement Agreement, SilverCrest, if it deems advisable, is specifically authorized to adjourn, postpone or cancel the Meeting or the date of the application for the Final Order (defined at paragraph 32 of this Interim Order) on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Company Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such cancellation, adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Company Securityholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of SilverCrest.
5.	The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting unless required by this Court or by law.

AMENDMENTS

6.	Prior to the Meeting, SilverCrest is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications, revisions or supplements to the proposed Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Circular, without any additional notice to the Company Securityholders or further orders of this Court, and the Arrangement, Plan of Arrangement, Arrangement Agreement, and Circular as so amended, modified, revised or supplemented shall be the Arrangement, Plan of Arrangement, the Arrangement Agreement or the Circular, respectively, to be submitted to the Company Securityholders for the Meeting and, as applicable, subject to the Arrangement Resolution.

RECORD DATE

7.	The record date for determining the Company Securityholders entitled to receive notice of, attend at and vote at the Meeting shall be the close of business in Vancouver, British Columbia on December 19, 2024 (the “Record Date”).

NOTICE OF MEETING

8.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and SilverCrest shall not be required to send to the Company Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.
9.	The Circular and the Notice of Hearing of Petition, in substantially the same forms as contained in Exhibits “A” and “B” to the Ladd-Kruger Affidavit (collectively referred to as the “Notice Materials”), and in the case of the Company Securityholders, the forms of proxy, voting instruction form, and letter of transmittal, in substantially the same forms as contained in Exhibit “C” to the Ladd-Kruger Affidavit (together with the Notice Materials, the “Meeting Materials”), with such deletions, amendments or additions thereto as counsel for SilverCrest may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:
(a)	the registered Company Shareholders as they appear on the central securities register of SilverCrest or, in respect of holders of Company Options, the applicable records of SilverCrest or its registrar and transfer agent, as the case may be, in each case, as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, by one or more of the following methods:
(i)	by prepaid ordinary or air mail addressed to the registered Company Securityholders at their addresses as they appear in the applicable records of SilverCrest or its registrar and transfer agent, as at the Record Date;
(ii)	by delivery in person or by courier to the addresses specified in subparagraph (i) above; or
(iii)	by email or facsimile transmission to any registered Company Securityholders, who has previously identified himself, herself or itself to the satisfaction of SilverCrest, acting through its representatives, and who requests such email or facsimile transmission; and
(b)	the non-registered Company Shareholders by providing, in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners of Company Shares in accordance with NI 54-101;

(c)	the directors and auditors of SilverCrest by prepaid ordinary mail or by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

10.	The Notice Materials shall be sent by prepaid ordinary mail or by delivery in person or by courier, or by email transmission to the holders of deferred share units to purchase Company Shares, the holders of restricted share units to purchase Company Shares, and the holders of performance share units to purchase Company Shares (collectively, “Company Incentive Unit Holders”), to the address of such holder as it appears in the applicable records of SilverCrest at least 21 days prior to the date of the Meeting.
11.	Accidental failure of or omission by SilverCrest to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one or more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of SilverCrest (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of SilverCrest, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
12.	Provided that notice of the Meeting is given, the Meeting Materials are made available to Company Securityholders, and in each case to other persons entitled to be provided such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except to the extent required by paragraph 9 above or as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

13.	The Notice Materials and Meeting Materials (and any amendments, modifications, updates or supplements to the Notice Materials or Meeting Materials and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:
(a)	in the case of mailing pursuant to paragraphs 9(a)(i), 9(c), and 10 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;
(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above;

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(c), and 10 above, when dispatched or delivered for dispatch; and
(d)	in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 9(b) above, the day following delivery to clearing agencies or intermediaries.

UPDATING MEETING MATERIALS

14.	Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Company Securityholders by press release, news release, newspaper advertisement or by notice sent to the Company Securityholders by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the board of directors of SilverCrest.

QUORUM AND VOTING

15.	The quorum required at the Meeting shall be two (2) persons, present in person or by proxy, being Company Shareholders entitled to vote at the Meeting, and who hold at least five percent (5%) of the issued and outstanding Company Shares entitled to vote at the Meeting.
16.	Each registered Company Securityholder whose name appears on the register of holders of Company Shares or Company Options as the case may be, in each case, as of the close of business in Vancouver, British Columbia, on the Record Date, is entitled to one vote for each Company Share or Company Option, as applicable.
17.	The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least: (i) two-thirds (66⅔%) of the votes cast at the Meeting by the Company Shareholders present or represented by proxy at the Meeting; (ii) two-thirds (66⅔%) of the votes cast at the Meeting by Company Securityholders, collectively voting as a single class, present or represented by proxy at the Meeting; and (iii) a simple majority of the votes cast by the Company Shareholders present or represented by proxy at the Meeting, excluding the Company Shares required to be excluded in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

CHAIR OF THE MEETING

18.	The chair of the Meeting shall be an officer or director of SilverCrest or such other person as may be appointed for that purpose.
19.	The chair of the Meeting is at liberty to call on the assistance of legal counsel of SilverCrest at any time and from time to time, as the chair of the Meeting may deem necessary or appropriate, during the Meeting.
20.	The chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence, from the Company Securityholders or such other persons in attendance or represented at the Meeting, as he, she, they or it considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

21.	The chair or another representative of SilverCrest present at the Meeting shall, in due course after the Meeting, file with the Court an affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

PERMITTED ATTENDEES

22.	The only persons entitled to attend the Meeting shall be (i) the registered Company Securityholders as of the close of business in Vancouver, British Columbia on the Record Date, or their respective proxyholders, (ii) SilverCrest’s directors, officers, auditors and advisors, (iii) representatives of SilverCrest and Coeur, including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Company Securityholders as at the close of business in Vancouver, British Columbia, on the Record Date, or their respective proxyholders.

SCRUTINEERS

23.	Representatives of SilverCrest’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

24.	SilverCrest is authorized to use the forms of proxy (in substantially the same forms as attached as Exhibit “C” to the Ladd-Kruger Affidavit) in connection with the Meeting, subject to SilverCrest’s ability to insert dates and other relevant information in the final forms thereof, as well as a voting instruction form for non-registered Company Shareholders and, subject to the Arrangement Agreement, with such amendments, revisions or supplemental information as SilverCrest may determine are necessary or desirable. SilverCrest is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine.
25.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may, in his, her, or their discretion, without notice, waive or extend the time limits for the deposit of proxies by the Company’s Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

26.	Each registered Company Shareholder who is a registered Company Shareholder as of the Record Date shall, as set out in the Plan of Arrangement, be entitled to exercise dissent rights (“Dissent Rights”) in respect of the Arrangement Resolution under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order.

27.	Registered Company Shareholders shall be the only Company Shareholders entitled to exercise Dissent Rights. A beneficial holder of Company Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Company Shareholder to dissent on behalf of the beneficial holder of Company Shares or, alternatively, make arrangements to become a registered Company Shareholder.
28.	In order for a registered Company Shareholder to exercise Dissent Rights:
(a)	a dissenting registered Company Shareholder must deliver written notice of dissent (a “Notice of Dissent”) to SilverCrest c/o Cassels, Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, BC V6C 3E8 Canada, Attention: Rajit Mittal Canada by 4:00 p.m. (Vancouver time) on or before February 4, 2025, or by 4:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the Meeting if it is not held on February 6, 2025, and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA;
(b)	a dissenting registered Company Shareholder must not have voted his, her, their, or its Company Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, and a vote against the Arrangement Resolution or an abstention shall not constitute written Notice of Dissent;
(c)	a dissenting registered Company Shareholder may not exercise Dissent Rights in respect of only a portion of such dissenting registered Company Shareholder’s Company Shares, but may dissent only with respect to all the Company Shares held by such person; and
(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order, and the Final Order.
29.	Any registered Company Shareholder who duly exercises Dissent Rights and who:
(a)	is ultimately determined by this Court to be entitled to be paid fair value for his, her, their, or its Company Shares shall be deemed to have transferred those Company Shares as of the Effective Time (as defined in the Circular), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to SilverCrest for cancellation in consideration for a payment of cash from SilverCrest equal to such fair value; or
(b)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Company Shares pursuant to the exercise of the Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Company Shareholder;

but in no case shall SilverCrest or Coeur or any other person be required to recognize such Company Shareholders as holders of Company Shares at or after the date upon which the Arrangement becomes effective and the names of such Company Shareholders shall be deleted from SilverCrest’s register of holders of Company Shares at that time.

30.	Notice to the registered Company Shareholders of their Dissent Rights with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Rights in the Circular to be sent to registered Company Shareholders in accordance with this Interim Order.
31.	Subject to further order of this Court, the rights available to the registered Company Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the registered Company Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

32.	Upon the approval, with or without variation, by the Company Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, SilverCrest may apply to this Court for, inter alia, an order:
(a)	pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and
(b)	pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable

(collectively, the “Final Order”),

and the hearing of the Final Order shall be held in person at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on February 11, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

33.	The form of Notice of Hearing of Petition in connection with the Final Order attached to the Ladd-Kruger Affidavit as Exhibit “B” is hereby approved as the form of Notice of Proceedings for such approval. Any Company Securityholder or Company Incentive Unit Holder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.
34.	Any Company Securityholder or Company Incentive Unit Holder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

CASSELS, BROCK & BLACKWELL LLP

Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

Attention: Rajit Mittal

Fax number for delivery: (604) 691-6120

Telephone: (778) 309-7940

by or before 4:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the hearing of the application for the Final Order.

35.	Sending the Notice of Hearing of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 36 and 37 below. In particular, service of the Petition, the Ladd-Kruger Affidavit, and additional affidavits as may be filed, is dispensed with.
36.	The only persons entitled to notice of any further proceedings herein, including any hearing to approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Coeur and any persons who have delivered a Response in accordance with this Interim Order.
37.	In the event the hearing for the Final Order is adjourned, only the solicitors for Coeur and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38.	The Petitioner shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.
39.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the notice of articles and articles of SilverCrest, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for SilverCrest Metals Inc.
Rajit Mittal

Signature of Lawyer for Coeur Mining, Inc.
Tom Friedland / Laura Bevan

By the Court

Registrar

No. _____________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57,
AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

CASSELS BROCK & BLACKWELL LLP

Lawyers

2200 — 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 309-7940
E-mail: rmittal@cassels.com
Attention: Rajit Mittal

Matter# 054862-00008

FILING AGENT: WEST COAST TITLE SEARCH

Schedule “B”

FINAL ORDER

No. [●]

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(Final Order)

BEFORE	) ) )	THE HONOURABLE JUSTICE	) ) )	February [●], 2025

ON THE APPLICATION of SilverCrest Metals Inc. (“SilverCrest”) coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on February [●], 2025 and UPON HEARING Rajit Mittal, counsel for the Petitioner; Tom Friedland and Laura Bevan for Coeur Mining, Inc. (“Coeur”); and no one appearing on behalf of the holders (“Company Shareholders”) of common shares (“Company Shares”) in the capital of SilverCrest, the holders of options to purchase Company Shares (“Company Options”) (holders of Company Options, together with Company Shareholders, collectively, “Company Securityholders”), the holders of deferred share units to purchase Company Shares (“Company DSUs”), the holders of restricted share units to purchase Company Shares (“Company RSUs”), and the holders of performance share units to purchase Company Shares (“Company PSUs”) (holders of Company DSUs, Company RSUs, and Company PSUs, collectively, “Company Incentive Unit Holders”), or any other person affected; AND UPON READING the Petition to the Court herein dated January 6, 2025; AND UPON READING the Interim Order of Associate Judge [●] made herein on January 8, 2025; AND UPON READING Affidavit #1 of Anna Ladd-Kruger made on January 6, 2025, Affidavit #2 of Anna Ladd-Kruger made on February [●], 2025; AND UPON IT APPEARING that good and sufficient notice of the time and place of the hearing of this application was given to the Company Securityholders and Company Incentive Unit Holders in accordance with the Interim Order; AND UPON the requisite approval of the Company Securityholders having been obtained at the special meeting of SilverCrest held on February [●], 2025; AND UPON CONSIDERING the fairness to the parties affected by the terms and conditions of the arrangement (the “Arrangement”) contemplated in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached hereto as Schedule “A”, and the transactions contemplated by the Arrangement; AND UPON BEING INFORMED that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended (the  “US Securities Act”), and that the declaration of the fairness of, and the approval of, the Arrangement by this Court will serve as the basis for an exemption from the registration requirements of the US Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement;

THIS COURT ORDERS that:

1.	Pursuant to the provisions of s. 291(4)(c) of the Business Corporations Act, S.B.C. 2002, C. 57, as amended (the “BCBCA”) the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities contemplated therein, is substantively and procedurally fair and reasonable to Company Securityholders;
2.	The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of s. 291(4)(a) of the BCBCA; and
3.	SilverCrest and Coeur shall be at liberty to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for the Petitioner
Rajit Mittal

Signature of Lawyer for Coeur Mining, Inc.
Tom Friedland / Laura Bevan

By the Court

Registrar

SCHEDULE “A”

No. [●]

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57,
AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA
LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR
ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(Final Order)

CASSELS BROCK & BLACKWELL LLP

Lawyers

2200 —  885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 372-7345
E-mail: rmittal@cassels.com
Attention: Rajit Mittal

Matter# 054862-00008

FILING AGENT: WEST COAST TITLE SEARCH

No. S-250077

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SILVERCREST METALS INC., ITS SECURITYHOLDERS, COMPAÑÍA MINERA LA

LLAMARADA, S.A. DE C.V., NORCREST METALS INC., COEUR MINING, INC., COEUR

ROCHESTER, INC., AND 1504648 B.C. UNLIMITED LIABILITY COMPANY

SILVERCREST METALS INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To:	The holders (“Company Shareholders”) of common shares (the “Company Shares”) in the capital of SilverCrest, the holders of options (“Company Options”) to purchase Company Shares (holders of Company Options, together with Company Shareholders, collectively, “Company Securityholders”), the holders of deferred share units to purchase Company Shares (“Company DSUs”), the holders of restricted share units to purchase Company Shares (“Company RSUs”), and the holders of performance share units to purchase Company Shares (“Company PSUs”) (holders of Company DSUs, Company RSUs, and Company PSUs, collectively, “Company Incentive Unit Holders”).

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner, in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by the Court on January 8, 2025, the Court has given directions as to the calling of a special meeting of the Company Securityholders (the “Meeting”), for the purpose of, among other things, considering, voting upon and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on February 11, 2025, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to the Company Securityholders will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) no later than two business days prior to the date of the hearing of the Final Application.

The Petitioner’s address for delivery is:

CASSELS, BROCK & BLACKWELL LLP

Barristers and Solicitors

2200 - 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

Attention: Rajit Mittal

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Company Securityholders and Company Incentive Unit Holders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Company Securityholders or Company Incentive Unit Holders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 20 minutes

This matter is not within the jurisdiction of an Associate Judge.

/s/ Rajit Mittal
Date: January 8, 2025	Signature of Lawyer for the Petitioner Rajit Mittal

2025 Special Meeting of Securityholders

APPENDIX E
SCOTIABANK FAIRNESS OPINION

See attached.

SILVERCREST METALS INC.	E-1

2025 Special Meeting of Securityholders

Scotia Capital Inc. 40 Temperance Street, 6th Floor Toronto, ON Canada M5H 0B4

October 3, 2024

The Special Committee of the Board of Directors of SilverCrest Metals Inc.

570 Granville Street, Suite 501

Vancouver, British Columbia

V6C 3P1

To the Special Committee

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that SilverCrest Metals Inc. (“SilverCrest” or the “Company”), Coeur Mining, Inc. (“Coeur” or the “Acquirer”) and 1504648 B.C. Unlimited Liability Company (“Coeur Canadian Sub”), among others, propose to enter into an arrangement agreement to be dated October 3, 2024 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquirer, through Coeur Canadian Sub, will acquire all of the outstanding common shares (the “Shares”) of the Company pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, holders of the Shares (each, a “Shareholder”) will be entitled to receive 1.6022 newly issued common shares of the Acquirer for each Share held (the “Consideration”). The terms and conditions of the Arrangement Agreement will be fully described in a management information circular (the “Circular”) which will be mailed to the Shareholders and holders of stock options of the Company (the “Optionholders”, and together with the Shareholders, the “Securityholders”) in connection with a special meeting of Securityholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice and assistance to the special committee of the board of directors of SilverCrest (the “Special Committee”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on September 25, 2024. Scotia Capital was formally engaged by the Special Committee pursuant to an engagement letter dated September 27, 2024 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including rendering the Opinion. The fee that Scotia Capital will receive for its advisory services is not contingent upon the completion of the Arrangement Agreement or the conclusion of an opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company for certain liabilities that may arise out of the performance of professional services rendered by Scotia Capital under the Engagement Letter.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Independence of Scotia Capital

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Acquirer or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein.

In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as Joint Lead Arranger, Joint Bookrunner and Administrative Agent on the Company’s US$70 million syndicated revolving credit facility; (ii) provided foreign exchange spot trading and hedging services to the Company; (iii) provided general banking and cash management services to the Company; (iv) acted as a lender in the Acquirer’s US$390 million syndicated revolving credit facility; (v) acted as agent on the Acquirer’s normal course issuer bid; and (vi) provided general banking and cash management services to the Acquirer.

Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services, from time to time, for the Interested Parties, but there are currently no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings, except as otherwise described herein or in connection with the Arrangement. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement. It is also possible that, in the ordinary course of business, certain employees of Scotia Capital or its affiliates currently own, or may have owned, securities of an Interested Party.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated October 3, 2024;
2.	a substantially final draft of the Voting and Support Agreement (the “Company Support Agreements”) with each of the directors and senior officers of the Company dated October 3, 2024;
3.	a substantially final draft of the Voting and Support Agreement (the “Acquirer Support Agreements”) with each of the directors and senior officers of the Acquirer dated October 3, 2024;

4.	audited annual financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the fiscal years ended 2022 and 2023;
5.	unaudited interim financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the three and six month period ended June 30, 2024;
6.	the notices of annual meeting of the Shareholders of the Company and the management information circulars of the Company for the meetings to be held on June 15, 2023 and June 12, 2024;
7.	the notices of annual meeting of the shareholders and the definitive proxy statements of the Acquirer for the meetings to be held on May 9, 2023 and May 14, 2024;
8.	certain other securities regulatory filings of the Company and the Acquirer for the fiscal years ended 2021, 2022 and 2023;
9.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquirer, including the SilverCrest Financial Model and Coeur Financial Model (each as defined herein);
10.	internal financial, operating and corporate information or reports of the Company and the Acquirer;
11.	discussions with senior management of the Company with respect to various risks related to existing mines, project development, the Company’s and the Acquirer’s long-term prospects and other issues and matters considered by us to be relevant;
12.	public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;
13.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
14.	third party expert reports, such as technical reports relating to the Company and the Acquirer;
15.	reports published by equity research analysts and industry sources we considered relevant;
16.	historical market prices and trading activity for the Shares and the common shares of the Acquirer;
17.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based (the “Certificate”); and
18.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company or the Acquirer to any information that has been requested by Scotia Capital.

Prior Valuations

Senior officers of the Company (with respect to and on behalf of the Company and not in their personal capacity) have represented to Scotia Capital that, to the best of their knowledge after reasonable inquiry, there have been no valuations or appraisals of the Company or its securities or material assets, including prior valuations (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), which have been prepared as of a date within the twenty-four (24) month period preceding the date of this Opinion that are in the possession or control or knowledge of the Company other than those provided to Scotia Capital or, in the case of valuations or appraisals known to the Company which it does not have within its control, notice of which has been given to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to us by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us, and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

The Opinion has been prepared in accordance with the Investment Dealer and Partially Consolidated Rules of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in its preparation or review.

Senior officers of the Company have represented to Scotia Capital in the Certificate that, among other things, to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company, the Acquirer, or any of their respective subsidiaries and affiliates which would reasonably be expected to affect the Opinion in any material respect; (b) with the exception of forecasts, projections or estimates referred to in (e), below, the Information provided to Scotia Capital, directly or indirectly, orally or in writing by the Company, the Acquirer or any of their associates, affiliates, agents, advisors, consultants or representatives in respect of the Company, the Acquirer and their respective subsidiaries and affiliates, in connection with the Arrangement or the provision of services by Scotia Capital under the Engagement Letter is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and does not contain any untrue statement of a material fact (as defined in the Securities Act (British Columbia)) in respect of the Company, the Acquirer or any of their subsidiaries or affiliates or the Arrangement and does not and did not omit to state a material fact in respect of the Company, the Acquirer or any of their subsidiaries or affiliates or the Arrangement necessary to make the Information not misleading in light of circumstances in which the Information was made or provided to Scotia Capital, provided that the foregoing representation as it relates to the Acquirer and its subsidiaries and affiliates was qualified by the knowledge of the Company after due enquiry; (c) since the dates on which the Information was provided to Scotia Capital, there have been no changes in material facts, new material facts or material changes (as such term is defined in Securities Act (British Columbia)) which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; (d) since the dates on which the Information was provided to Scotia Capital, except as has been disclosed to Scotia Capital in writing, management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company or the Acquirer, or any of their respective subsidiaries, associates or affiliates, or which would have or which would reasonably be expected to affect the Opinion, including the assumptions used, the scope of review undertaken or the conclusions reached; and (e) with respect to any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates, such portions of the Information: (i) were reasonably prepared and reflected the best currently available estimates and judgements; (ii) were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the

Company, are and continue to be reasonable in the circumstances; (iii) are not misleading in any material respect in light of the assumptions used and with reference to the circumstances in which such budgets, strategic plans, financial forecasts, projections, models and/or estimates were provided or in light of any developments since the time of their preparation which have been disclosed to Scotia Capital; and (iv) represent the actual views of management of the Company of the financial prospects and forecasted performance of the Company (and, as applicable, the Acquirer) and the Arrangement.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement, the Company Support Agreements and the Acquirer Support Agreements will not differ in any material respect from the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms and conditions, substantially within the time frames, set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the Arrangement was negotiated at arm’s length, that the Arrangement is not a “related party transaction” as defined under MI 61-101, and the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, the Acquirer and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Special Committee in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person and we understand that it will be one factor, among others, that they will consider in their evaluation of the Arrangement. The Opinion was not intended to be, and does not constitute, a recommendation to the Special Committee as to whether they should approve the Arrangement or to any shareholder of the Company as to how such shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s and the Acquirer’s securities will trade at any time or the value of the Company or the Acquirer at a future date and does not provide assurance that the best possible price or transaction was obtained. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Scotia Capital has not been asked to opine on, nor does it offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement. In addition, the Opinion does not address the fairness of any consideration or value provided to any person who validly exercises the right of dissent of such person in respect of the Arrangement. In carrying out its engagement, Scotia Capital was not authorized to solicit and did not solicit, interest from any other party with respect to the acquisition of the Company or any other business combination or other transaction involving the Company or its assets, nor did Scotia Capital negotiate with any other party in connection with any such transaction.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form reasonably acceptable to us in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its affiliates, and the Opinion should not be construed as such.

The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion, but it is not obligated to do so.

Description of SilverCrest

SilverCrest is a Canadian-based precious metals producer whose principal focus is operating its Las Chispas Mine, in Sonora, Mexico. The Company declared commercial production for the Las Chispas Mine on November 1, 2022, after completion of construction and commissioning of the processing plant in late May 2022. The Company has a market capitalization of approximately US$1.4 billion and an enterprise value of approximately US$1.3 billion as at the date hereof. The Shares are traded on the Toronto Stock Exchange under the stock symbol “SIL” and on the NYSE American Stock Exchange under the stock symbol “SILV”.

Description of Coeur

Coeur is a precious metals producer with assets located in the United States, Canada, and Mexico, including four wholly-owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur owns the Silvertip polymetallic exploration project in British Columbia. Coeur has a market capitalization of approximately US$2.8 billion and an enterprise value of approximately US$3.4 billion as at the date hereof. Its shares are traded on the NYSE under the stock symbol “CDE”.

Summary of Financial Analysis and Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain analyses based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders, Scotia Capital considered the following matters, among others:

Financial Projections

In the course of our analysis, Scotia Capital reviewed, among other things, financial models provided by management of the Company for each of SilverCrest (the “SilverCrest Financial Model”) and Coeur (the “Coeur Financial Model”). These financial models include, among other things, assumptions, estimates and projections regarding resources, future commodity prices, production levels, operating and capital costs, depreciation, taxes, royalties and mine life. Management of the Company has represented to Scotia Capital that the financial models reflect, and continue to reflect, the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are and continue to be reasonable in the circumstances.

Scotia Capital has adjusted the financial models to using the average of equity research analyst estimates for future commodity prices rather than the estimates for future commodity prices provided by management of the Company. Such adjustments are to ensure that the forecasts for future commodity prices are comparable to those used by equity research analysts in calculating the net asset values and cash flows that are utilized in the comparable trading and precedent transaction analyses described below.

Net Asset Value Analysis

Scotia Capital determined net asset values for each of SilverCrest and Coeur as of June 30, 2024, by calculating, at the applicable point in time, the estimated present value of the future unlevered, after-tax free cash flows that each of SilverCrest and Coeur was forecasted to generate based on the SilverCrest Financial Model and the Coeur Financial Model. The present values of the unlevered, after-tax free cash flows that each of SilverCrest and Coeur were forecasted to generate were calculated by applying a discount rate of 5%, which represents the discount rate commonly used for precious metal companies by equity research analysts, as well as other financial and industry participants, in calculating net asset values. The resulting present values were then adjusted to reflect, among other things, the net cash or net debt balance as of June 30, 2024, and the estimated, tax-effected, present value of future corporate general and administrative expenses, for each of SilverCrest and Coeur.

The above-described analysis resulted in an approximate implied per Share net asset value of US$4.76 for SilverCrest (the “SilverCrest NAV per Share”) and an approximate implied per share net asset value of US$4.21 for Coeur (the “Coeur NAV per share”). The calculation of net asset value for each of SilverCrest and Coeur made no assumptions regarding the financing of any forecast capital expenditures.

Comparable Trading Analysis

Scotia Capital reviewed selected publicly traded precious metals companies and compared those companies to each of SilverCrest and Coeur on several factors, including jurisdiction, geographic location, production scale and commodity mix. Scotia Capital recognizes that no company reviewed in the comparable trading analysis is directly comparable to Silvercrest or Coeur, as applicable, and that each of the selected publicly traded precious metals companies is unique in terms of size, geographic location, production scale and commodity mix.

Scotia Capital primarily reviewed the multiple of price to net asset value based on, to the extent available to Scotia Capital, the average of equity research analyst estimates of the net asset value per share for the selected publicly traded precious metals companies.

As a secondary approach, Scotia Canada reviewed the multiple of price to estimated 2025 cash flow per share based on, to the extent available to Scotia Capital, the average of equity research estimates of 2025 cash flow per share for the selected publicly traded precious metals companies.

Scotia Capital reviewed the following publicly traded precious metals companies for the purposes of the comparable trading analysis with respect to SilverCrest (the “SilverCrest Comparable Companies”):

SilverCrest Comparable Companies

Hecla Mining Company
First Majestic Silver Corp.
Aya Gold & Silver Inc.
MAG Silver Corp.
Endeavour Silver Corp

Scotia Capital calculated the average and median price to net asset value multiple for the SilverCrest Comparable Companies to be 1.41x and 1.35x, respectively, and observed the high and low price to net asset value multiple for the SilverCrest Comparable Companies to be 1.99x and 1.12x, respectively. A price to net asset value multiple range of 1.20x to 1.90x was selected based on several factors, including the average multiples of the SilverCrest Comparable Companies and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected multiple range described above to SilverCrest NAV per Share, which implied a range of Share prices for SilverCrest of US$5.72 to US$9.05.

Scotia Capital calculated the average and median price to estimated 2025 cash flow per share multiple for the SilverCrest Comparable Companies to be 13.3x and 11.8x, respectively, and observed the high and low price to estimated 2025 cash flow per share multiple for the SilverCrest Comparable Companies to be 22.8x and 7.0x, respectively. A price to estimated 2025 cash flow per share multiple range of 10.5x to 12.0x was selected based on several factors, including the average multiples of the SilverCrest Comparable Companies and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected multiple range described above to the estimated cash flow per Share of SilverCrest for 2025 as determined by the SilverCrest Financial Model, which implied a range of share prices for SilverCrest of US$9.05 to US$10.35.

Scotia Capital reviewed the following publicly traded precious metals companies for the purposes of the comparable trading analysis with respect to Coeur (the “Coeur Comparable Companies”):

Coeur Comparable Companies

Pan American Silver Corp.
Hecla Mining Company
First Majestic Silver Corp.
MAG Silver Corp.

Scotia Capital calculated the average and median price to net asset value multiple for the Coeur Comparable Companies to be 1.46x and 1.37x, respectively, and observed the high and low price to net asset value multiple for the Coeur Comparable Companies to be 1.99x and 1.10x, respectively. A price to net asset value multiple range of 1.30x to 1.90x was selected based on several factors, including the average multiples of the Coeur Comparable Companies and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected multiple range described above to the Coeur NAV per share, which implied a range of share prices for Coeur of US$5.48 to US$8.00.

Scotia Capital calculated the average and median price to estimated 2025 cash flow per share multiple for the Coeur Comparable Companies to be 10.4x and 11.1x, respectively, and observed the high and low price to estimated 2025 cash flow per share multiple for the Coeur Comparable Companies to be 12.5x and 7.4x, respectively. A price to estimated 2025 cash flow per share multiple range of 10.5x to 12.0x was selected based on several factors, including the average multiples of the Coeur Comparable Companies and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected multiple range described above to the estimated cash flow per share of Coeur for 2025 as determined by the Coeur Financial Model, which implied a range of share prices for Coeur of US$10.89 to US$12.45.

Precedent Transaction Analysis

Scotia Capital reviewed available public information for selected precedent transactions involving producing precious metal companies and assets that Scotia Capital, based on its experience and professional judgement, considered relevant. Scotia Capital recognizes that no company or transaction reviewed in the precedent transactions analysis is directly comparable to SilverCrest or the Arrangement, and that each of the selected precedent precious metal company transactions is: (i) unique in terms of size, geographic location, commodity mix, prevailing market conditions and transaction structure and (ii) reflective of the strategic rationale of both the respective acquirer and target.

Scotia Capital primarily reviewed the multiple of price to net asset value based on, to the extent available to Scotia Capital, the average of equity research analyst estimates of the net asset value of the target at the date of each precedent transaction.

As a secondary approach, Scotia Capital reviewed the multiple of price to one year forward cash flow per share based on, to the extent available to Scotia Capital, the average of equity research estimates of one year forward cash flow per share of the target at the date of each precedent transaction.

Scotia Capital reviewed the following precedent transactions involving producing precious metal companies (the “Precedent Transactions”):

Precedent M&A Transactions

Date	Target	Acquirer
05-Sep-24	Gatos Silver Inc.	First Majestic Silver Corp.
08-Nov-21	Pretium Resources Inc.	Newcrest Mining Limited
19-Mar-18	Klondex Mines Ltd.	Hecla Mining Company
11-Sep-17	Richmont Mines Inc.	Alamos Gold Inc.
29-Sep-16	Newmarket Gold Inc.	Kirkland Lake Gold Ltd.
07-Mar-16	Claude Resources Inc.	SSR Mining Inc.
08-Feb-16	Lakeshore Gold Corp.	Tahoe Resources Inc.

Scotia Capital calculated both the average and median price to net asset value multiple observed for the Precedent Transactions to be 1.46x, and observed the high and low price to net asset value multiple for the Precedent Transactions to be 1.78x and 1.17x, respectively. A price to net asset value multiple range of 1.46x to 1.78x was selected based on several factors, including, the average values of the Precedent Transactions, market conditions at the time, and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected price to net asset value multiple range described above to the SilverCrest NAV per Share, which implied a range of share prices for SilverCrest of US$6.95 to US$8.48 per share.

Scotia Capital calculated the average and median price to one year forward cash flow per share multiple for the Precedent Transactions to be 9.0x and 7.6x, respectively, and observed the high and low price to one year forward cash flow per share multiple for the Precedent Transactions to be 15.7x and 5.4x, respectively. A price to one year forward cash flow per share multiple range of 9.0x to 15.7x was selected based on several factors, including the average values of the Precedent Transactions and Scotia Capital’s experience and professional judgement. Scotia Capital applied the selected multiple range described above to the estimated cash flow per Share of SilverCrest for 2025 as determined by the SilverCrest Financial Model, which implied a range of share prices for SilverCrest of US$7.76 to US$13.54 per share.

Implied Exchange Ratio Analysis

In evaluating the Consideration, Scotia Capital relied upon the methodologies presented herein, as well as the assumptions, explanations and limitations set forth herein, to determine a range of values for each of the Shares and the shares of Coeur. Based upon this range of values, Scotia Capital calculated a range of implied exchange ratios, in each case being the number of Coeur shares per Share, against which the Consideration was compared.

Based upon the implied values from the Comparable Trading Analysis for each of SilverCrest and Coeur, the resulting range of implied exchange ratios is 0.714x to 1.653x based on price to net asset value multiples, and 0.727x to 0.950x based on price to estimated 2025 cash flow multiples.

Based upon the implied values from the Precedent Transactions Analysis for SilverCrest and the Comparable Trading Analysis for Coeur, the resulting range of implied exchange ratios is 0.869x to 1.548x based on price to net asset value multiples, and 0.623x to 1.242x based on price to estimated 2025 cash flow multiples.

Additional Consideration Analysis

In evaluating the shares of Coeur to be issued as the Consideration under the Arrangement, Scotia Capital is of the view that the current trading price of the Coeur shares represents a reasonable proxy for the value of the Coeur shares.

As of the date of the Opinion, Coeur’s trading value is not inconsistent with the implied values for Coeur resulting from the methodologies presented herein. In addition, Coeur has a public float (excluding insiders and holders of greater than 10% of the shares outstanding) of approximately 357 million shares and during the 90-day period ended October 2, 2024, the average daily trading volume of Coeur was approximately 7.2 million shares. Coeur is well known to market professionals, with eight equity research analysts providing research coverage. Upon completion of the Arrangement, Shareholders would own approximately 37% of the outstanding shares of Coeur.

Accordingly, Scotia Capital is of the view that the Consideration should be considered equivalent to approximately US$11.26 per Share, as of October 2, 2024.

Other Factors Considered

Although not forming part of our financial analysis, Scotia Capital considered several other factors in arriving at the Opinion, including the following:

a)	the historical trading prices of the Shares on the NYSE American Exchange during the 52-week period ended October 2, 2024, which indicate a 52-week low to high per share price range for the Shares of US$4.27 to US$10.27;
b)	equity research analyst price targets for the Shares, as of October 2, 2024, as reflected in equity research analyst reports available to Scotia Capital, which indicate a price range for the Shares of US$8.38 to US$11.40;
c)	the premiums implied by the Consideration relative to the closing prices and the 20-day volume weighted average trading prices of the Shares and the common shares of Coeur as of October 2, 2024; and
d)	the range of implied discounted cash flow (“DCF”) values per Share of US$5.15 to US$5.44 for SilverCrest and US$6.04 to US$6.76 per share for Coeur, resulting in a range of implied exchange ratios of 0.761x to 0.900x. The range of implied DCF values per share for each of SilverCrest and Coeur were calculated using the same methodology as described above in Net Asset Value Analysis, but using spot commodity prices as of October 2, 2024, in lieu of the average of equity research analyst estimates for future commodity prices. In addition, instead of using a discount rate of 5%, Scotia Capital used the capital asset pricing model and various other assumptions to estimate the real estimated weighted average cost of capital range for each of SilverCrest and Coeur, which implied a range of real discount rates of 8.5% to 10.5% for SilverCrest, and for Coeur, a range of real discount rates of 7.5% to 9.5% for its assets in the United States, 8.0% to 10.0% for its assets in Mexico, and a weighted average range of 7.6% to 9.6% for its future corporate general and administrative expenses.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

"signed" Scotia Capital Inc.

SCOTIA CAPITAL INC.

2025 Special Meeting of Securityholders

APPENDIX F
CORMARK FAIRNESS OPINION

See attached.

SILVERCREST METALS INC.	F-1

October 3, 2024

The Board of Directors of SilverCrest Metals Inc.

570 Granville Street, Suite 501

Vancouver, BC

Canada V6C 3P1

To the Board of Directors of SilverCrest Metals Inc.:

Cormark Securities Inc. (“Cormark Securities”, “we” or “us”) understands that SilverCrest Metals Inc. (“SilverCrest” or the “Company”), Coeur Mining, Inc. (“Coeur” or the “Acquiror”), 1504648 B.C. Unlimited Liability Company, a wholly-owned subsidiary of the Acquiror (“SubCo”), Coeur Rochester, Inc., a wholly-owned subsidiary of the Acquiror (“Coeur US SubCo”), and Compañía Minera La Llamarada, S.A. De C.V., a wholly-owned subsidiary of the Company (“Company Mexican SubCo”), propose to enter into an arrangement agreement dated October 3, 2024 (the “Arrangement Agreement”) pursuant to which, among other things, Coeur, through SubCo will acquire 100% of the outstanding common shares of SilverCrest (each a “SilverCrest Share”) with each holder of SilverCrest Shares entitled to receive, in exchange for each SilverCrest Share held, 1.6022 common shares (each whole share a “Coeur Share”, and such ratio the “Exchange Ratio”) of Coeur (the “Consideration”, and collectively, the “Transaction”).

We also understand that:

•	the Transaction as contemplated by the Arrangement Agreement is proposed to be effected by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”);
•	the terms and conditions of the Transaction will be fully described in a management information circular of SilverCrest (the “Circular”) to be mailed to SilverCrest shareholders (the “SilverCrest Shareholders”) and SilverCrest optionholders (the “SilverCrest Optionholders, and together with the SilverCrest Shareholders, the “SilverCrest Securityholders”) in connection with a special meeting of the SilverCrest Securityholders to be held to consider and, if deemed advisable, approve the Transaction; and
•	each of the directors and senior officers of the Company and Coeur have entered into voting support agreements (the “Voting Agreements”) pursuant to which, amongst other things, each of them will agree to vote in favour of the Transaction.

Cormark Securities has been retained by the Board of Directors of SilverCrest (the “Board of Directors”) to provide an opinion to the Board of Directors with respect to the fairness, from a financial point of view, of the Consideration to be paid by Coeur to the SilverCrest Shareholders pursuant to the Transaction (the “Fairness Opinion”). We understand that the formal valuation requirement under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) does not apply in respect of the Transaction. This Fairness Opinion does not constitute a “formal valuation” within the meaning of MI 61-101.

CORMARK SECURITIES’ ENGAGEMENT

Cormark Securities was formally retained to act as financial advisor to the Company in respect of the Transaction on July 15, 2024 (the “Engagement Letter”). Under the terms of the Engagement Letter, Cormark Securities agreed to provide the Board of Directors with advisory services in connection with the Transaction including, among other things, the provision of the Fairness Opinion.

The terms of the Engagement Letter provide that Cormark Securities shall be paid a fixed fee upon delivery of the Fairness Opinion that is not contingent in whole or in part on the success or completion of the Transaction or on the conclusions reached in the Fairness Opinion, to be paid within two business days of the oral delivery of the Fairness Opinion, which occurred on the date hereof (the “Opinion Date”), as well as an additional advisory fee that is

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contingent upon the completion of the Transaction or an alternative transaction completed within 12 months following the termination of the Engagement Letter. In addition, Cormark Securities is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services pursuant to the Engagement Letter. The fees paid and to be paid to Cormark Securities in connection with the Engagement Letter are not financially material to Cormark Securities.

On the Opinion Date, at the request of the Board of Directors, Cormark Securities orally delivered the Fairness Opinion to the Board of Directors based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that delivered orally by Cormark Securities to the Board of Directors on the Opinion Date. This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of this Fairness Opinion.

CREDENTIALS OF CORMARK SECURITIES

Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

This Fairness Opinion represents the opinion of Cormark Securities and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK SECURITIES

Neither Cormark Securities, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”)) of the Company, the Acquiror, or any of their respective associates, affiliates, or subsidiaries (collectively, the “Interested Parties”).

Cormark Securities has not been engaged to provide financial advisory services to any of the Interested Parties nor has it participated in any financing involving any of the Interested Parties within the past 24-month period, other than completing a block trade for Coeur in January 2023, selling approximately six million common shares of Victoria Gold Corp. owned at that time by Coeur for aggregate gross proceeds of approximately C$55 million.

There are no understandings, agreements or commitments between Cormark Securities and any Interested Party with respect to any future business dealings. However, Cormark Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for an Interested Party.

Cormark Securities acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of SilverCrest, Coeur or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, SilverCrest, or other Interested Parties.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark Securities has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	a draft of the Arrangement Agreement between SilverCrest, Coeur, Subco, Coeur US Subco and Company Mexican Subco as of October 3, 2024 and a draft of supporting schedules thereto including the plan of arrangement (the “Plan of Arrangement”);
b)	a settled form of the Voting Agreements to be entered by each of the directors and senior officers of the Company and Coeur;
c)	a written non-binding acquisition proposal to the Company from Coeur dated as of August 9, 2024, and an amendment thereto dated September 13, 2024 extending the exclusivity period agreed by the parties;
d)	correspondence from management of Coeur to management of the Company relating to the proposed Transaction, including in respect of the Exchange Ratio;
e)	audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of each of the Company and Coeur for the fiscal years ended December 31, 2023, 2022 and 2021, in the case of Coeur, as contained in Coeur’s annual reports on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”);
f)	quarterly financial statements and MD&A of each of the Company and Coeur for the quarters ended June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022, March 31, 2022, September 30, 2021, June 30, 2021 and March 31, 2021, in the case of Coeur, as contained in Coeur’s quarterly reports on Form 10-Q filed with the SEC;
g)	annual information forms of SilverCrest for the years ended December 31, 2023, 2022 and 2021;
h)	Las Chispas Operation Technical Report dated September 2, 2023 prepared for SilverCrest by Ausenco Engineering Canada Inc.;
i)	Palmarejo Operations Mexico Technical Report Summary dated February 16, 2022 prepared for Coeur by Mr. Christopher Pascoe, RM SME, Mr. Miller O’Prey, P. Geo., Mr. Peter Haarala, RM SME and Mr. Joseph Ruffini, RM SME;
j)	Rochester Operations Nevada Technical Report Summary dated February 16, 2022 prepared for Coeur by Mr. Christopher Pascoe, RM SME, Mr. Brandon MacDougall, P.E., Mr. Matthew Bradford, RM SME and Mr. Matthew Hoffer, P.G.;
k)	Kensington Gold Operations Alaska Technical Report Summary dated February 16, 2022 prepared for Coeur by Mr. Christopher Pascoe, RM SME, Ms. Rae Keim, P. Geo and Mr. Peter Haarala, RM SME;
l)	Wharf Operations South Dakota Technical Report Summary dated February 16, 2022 prepared for Coeur by Mr. Christopher Pascoe, RM SME, Mr. Tony Auld, RM SME, Ms. Lindsay Chasten, RM SME, Mr. Kenan Sarratt, RM SME and Mr. John Key, RM SME;
m)	certain other public information relating to the business, operations, financial condition and equity trading history of the Company, Coeur and other selected public issuers considered by Cormark Securities to be relevant;
n)	certain internal financial, operational, corporate and other information prepared or provided by or on behalf of management of each of the Company and Coeur relating to the business operations and financial condition of the Company and Coeur, respectively;
o)	certain internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of each of the Company and Coeur;

p)	discussions and communications with management of the Company relating to the current business, plan, financial condition and prospects of the Company and Coeur;
q)	public information in respect of select precedent transactions Cormark Securities considered relevant;
r)	investment research reports published by equity research analysts and industry sources regarding the Company, Coeur and other public issuers to the extent considered by Cormark Securities to be relevant;
s)	site visits to certain operations of the Company and Coeur in 2023 and 2024 by representatives of Cormark Securities;
t)	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (the “Certificate”); and
u)	such other information, investigations, analyses and discussions as we considered necessary or appropriate.

Cormark Securities has not, to the best of its knowledge, been denied access by the Company or the Acquiror to any information requested by Cormark Securities. Cormark Securities did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and the reports of the auditors thereon.

PRIOR VALUATIONS

The Company has represented to Cormark Securities that there have not been any prior valuations (as defined in MI 61-101) or existing externally prepared third party appraisals or valuations in the possession, control or knowledge of the Company relating to the Company (or, to the knowledge of the Company after due inquiry, Coeur) or the Arrangement prepared within the 24-month period preceding the date of the Fairness Opinion.

ASSUMPTIONS AND LIMITATIONS

Cormark Securities has not been asked to prepare and has not prepared a formal valuation of the Company or Coeur pursuant to MI 61-101 or otherwise, or any of their respective securities or assets, and the Fairness Opinion should not be construed as such. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the SilverCrest Shares or Coeur Shares may trade or the value of the Company or Coeur at any future date. Cormark Securities was similarly not engaged to review any legal, tax or accounting aspects of the Transaction and expresses no opinion concerning any legal, tax, or accounting matters concerning the Transaction. Cormark Securities has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Transaction as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Acquiror in connection with the Arrangement and not the strategic or legal merits of the Transaction. The Fairness Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The Fairness Opinion has been provided for the exclusive use of the Board of Directors and should not be construed as a recommendation to vote in favour of the Transaction and should not be relied upon by any other person. Except for the inclusion of the Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark Securities will not be held liable for any losses sustained by any person should the Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

The Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on such date and the condition and prospects, financial and otherwise, of the Company and Coeur and their respective affiliates, as reflected in the Information (as defined below) and as represented to Cormark Securities in discussions with management of SilverCrest. It must be recognized that fair market value (which we define as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act”), and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities’ attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the Opinion Date, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

With the approval of the Board of Directors, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all information (including the financial models, technical information, business plans, forecasts and other information), data, advice, opinions and representations obtained by Cormark Securities from public sources or provided to Cormark Securities, directly or indirectly, orally or in writing by the Company, Coeur or any of their respective associates or affiliates or agents, advisors, consultants and representatives in connection with the Engagement Letter, including, in particular, for the purpose of preparing the Fairness Opinion (collectively, the “Information”) and Cormark Securities has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information and assumes there are no undisclosed material facts, no new material facts or other changes with respect to the Company or the Acquiror. Subject to the exercise of professional judgment and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to any financial and operating forecasts, projections, financial models, estimates and/or budgets provided to Cormark Securities and used in the analyses supporting the Fairness Opinion, Cormark Securities has noted that projecting future results of any business is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company or Coeur, as applicable, as to the future financial performance of the Company or Coeur, as applicable, and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark Securities expresses no view as to the reasonableness of such forecasts, projections, financial models, estimates and/or budgets or the assumptions on which they are based.

The Chief Executive Officer and Director and Interim Chief Financial Officer of the Company have made certain representations to Cormark Securities in the Certificate with the intention that Cormark Securities may rely thereon in connection with the preparation of the Fairness Opinion, including that:

a)	all Information is, at the date hereof, or in the case of historical Information, was at the date of preparation, complete, true and correct in all material respects, including as it relates to the Company, Coeur or the Transaction, as applicable, and does not and did not contain any untrue statement of “material fact” (as such term is defined in the Act in respect of the Company, Coeur or their respective subsidiaries or the Transaction and does not and did not omit to state any material fact in respect of the Company, Coeur or their respective subsidiaries or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided to Cormark Securities (collectively, a “Misrepresentation”) (except to the extent that any such Information has been superseded by Information subsequently delivered in writing to Cormark Securities), provided that the foregoing representation as it relates to Coeur and its subsidiaries was qualified by the knowledge of the Company after due inquiry;
b)	with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Information: (i) were reasonably prepared and reflected the best currently available estimates and judgments (ii) were prepared using the assumptions identified therein or otherwise disclosed to Cormark Securities that are (or were at the time of preparation) reasonable in the circumstances; (iii) are not misleading in any material respect in light of the assumptions used and with reference to the circumstances in which such budgets, strategic plans, financial forecasts, projections, models and/or estimates were provided or in light of any developments since the time of their preparation which have been disclosed to Cormark Securities; and (iv) represent the actual views of management of the financial prospects and forecasted performance of the Company (and, as applicable, Coeur or its subsidiaries) and the Transaction provided that the foregoing representation as it relates to Coeur and its subsidiaries is qualified by the knowledge of the Company after due inquiry;
c)	all financial material, documentation and other data concerning the Company and its subsidiaries (and, to the knowledge of the Company after due inquiry, Coeur or its subsidiaries) and the Transaction, including any projections or forecasts provided to Cormark Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company (and, as applicable, Coeur);
d)	since the dates on which the Information was provided to Cormark Securities, there has been no material change (as such term is defined in the Act, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or its subsidiaries (and, to the knowledge of the Company after due inquiry, Coeur or its subsidiaries) and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any material respect;
e)	since the dates on which the Information was provided to Cormark Securities, except as has been disclosed to Cormark Securities: (i) no material transaction has been entered into or contemplated by the Company (and, to the knowledge of the Company after due inquiry, Coeur) other than the Transaction, and there is no plan or proposal for any material change in the affairs of the Company, or any of its subsidiaries, associates or affiliates or its securities (and, to the knowledge of the Company after due inquiry, Coeur or any of its subsidiaries, associates or affiliates or its securities); and (ii) management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company or Coeur, or any of their respective subsidiaries, associates or affiliates;
f)	there are no “prior valuations” (as such term is defined in MI 61-101) or existing externally prepared third party appraisals or valuations in the possession, control or knowledge of the Company relating to the Company (or, to the knowledge of the Company after due inquiry, Coeur) or the Transaction, prepared as at a date within the 24 months preceding the date hereof and no such valuation or appraisal has been commissioned by the Company or any of its subsidiaries (or, to the knowledge of the Company after due inquiry, Coeur) or is known to the Company to be in the course of preparation;
g)	there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed to Cormark Securities;
h)	there are no material facts or information which have not been included in the Company’s (or, to the knowledge of the Company after due inquiry, Coeur) public disclosure documents filed on www.sedarplus.ca (“SEDAR+”) or on the Company’s website (or in the case of Coeur, filed with the SEC at www.sec.gov or on Coeur’s website) (the “Disclosure Documents”) or otherwise not disclosed to Cormark Securities in writing relating to the Company, Coeur or any of their respective subsidiaries;
i)	the contents of the Disclosure Documents were, as of their respective dates, true and correct in all material respects and do not contain any Misrepresentation and such Disclosure Documents comply with all requirements under applicable laws provided that in respect of the Disclosure Documents of Coeur, the foregoing representations are qualified by the knowledge of the Company after due inquiry;

j)	there have been no written offers or material negotiations relating to the purchase or sale of all or a material portion of the Company’s assets, made or received within the preceding 24 months which have not been disclosed to Cormark Securities; and
k)	other than as disclosed in the Disclosure Documents and the Information, the Company (and, to the knowledge of the Company after due inquiry, Coeur) do not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to our knowledge, threatened, against or affecting the Company, Coeur or any of their respective subsidiaries at law or in equity or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse affect on the Company and its subsidiaries, taken as a whole (or, to the knowledge of the Company after due inquiry, Coeur and its subsidiaries taken as a whole).

In its analyses and in preparing the Fairness Opinion, Cormark Securities has made numerous other assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any party involved in the Transaction (including exchange rate and commodity price assumptions). Cormark Securities has also assumed that the executed Arrangement Agreement will not differ in any material respect from the drafts that Cormark Securities reviewed, the Transaction will be consummated in accordance with the terms and conditions thereof, substantially within the time frames specified in the Arrangement Agreement without any waiver or material amendment of any material term or condition thereof or of the Plan of Arrangement contemplated in the Arrangement Agreement, that the Transaction was negotiated at arm’s length and that the Transaction is not a “related party transaction”, “issuer bid” or “insider bid” as defined under MI 61-101, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR+ and mailed to SilverCrest Securityholders in connection with the Transaction and any other documents in connection with the Transaction prepared by a party to the Arrangement Agreement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction are valid and effective, and that the Circular will be distributed to SilverCrest Securityholders in accordance with applicable laws.

The Fairness Opinion is rendered as of the date hereof and Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities’ attention after the date hereof. Without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Fairness Opinion after the date hereof, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

FAIRNESS OPINION

Based upon and subject to the foregoing and such other matters we considered relevant, Cormark Securities is of the opinion that, as of the date hereof, the Consideration to be received by the SilverCrest Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the SilverCrest Shareholders.

Yours very truly,

"signed" Cormark Securities Inc.

CORMARK SECURITIES INC.

2025 Special Meeting of Securityholders

APPENDIX G
RAYMOND JAMES FAIRNESS OPINION

See attached.

SILVERCREST METALS INC.	G-1

October 3, 2024

The Board of Directors of SilverCrest Metals Inc.

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

To the Board of Directors of SilverCrest Metals Inc.:

Raymond James Ltd. (“Raymond James”, “we” or “us”) understands that SilverCrest Metals Inc. (“SilverCrest” or the “Company”) and Coeur Mining, Inc. (“Coeur”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Coeur will, among other things, acquire (through a wholly-owned subsidiary) all of the issued and outstanding common shares of SilverCrest (“SilverCrest Shares”) via a court approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “Transaction”). Under the terms of the Transaction, holders of SilverCrest Shares (the “Shareholders”) will receive 1.6022 common shares of Coeur (the “Consideration”) for each SilverCrest Share held (the “Exchange Ratio”). The Exchange Ratio implies a consideration of US$11.34 per SilverCrest Share, based on the closing price of common shares of Coeur on the New York Stock Exchange ("NYSE") on October 3, 2024.

The terms and conditions of the Arrangement will be summarized in SilverCrest’s management information circular (the “Circular”) to be mailed to the Shareholders and holders of stock options of Silvercrest (the “Optionholders, and together with the Shareholders, the “Securityholders”) in connection with a special meeting of the Securityholders to be held to consider and, if deemed advisable, approve the Arrangement. We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of Company (the “Board of Directors”) as to whether the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.

Engagement of Raymond James

Raymond James was formally engaged by the Company pursuant to an engagement letter dated June 6, 2024 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, Raymond James has agreed to provide this Opinion to the Board of Directors.

Pursuant to the terms of the Engagement Agreement, Raymond James will receive a fixed fee for rendering this Opinion. In addition, Raymond James will be paid a separate fee for its advisory services pursuant to the Engagement Agreement that is contingent on the completion of the Arrangement (and is to be reduced by an amount equal to the fee paid for the delivery of this Opinion) and is also to be reimbursed for approved and reasonable legal and other out-of-pocket expenses. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement. Raymond James’ compensation for providing this Opinion is not contingent on an action or event resulting from the use of the Opinion.

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an “associated entity”, an “affiliated entity” or an “issuer insider” (as such terms are defined under Multilateral Instrument 61-101 – Protection of Minority Security

Raymond James Ltd.

Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2 · 416 777 7000 · 416 777 7020 Fax

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Holders in Special Transactions (“MI 61-101”)) of the Company, Coeur, or any of their respective affiliates or associates (collectively, the “Interested Parties”).

Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company pursuant to the Engagement Agreement. There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian Investment Regulatory Organization (formerly the Investment Industry Regulatory Organization of Canada) (“CIRO”), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a diversified financial services holding company listed on the NYSE (NYSE: RJF) whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice. The Opinion has been prepared in accordance with the disclosure standards for fairness opinions of CIRO but CIRO has not been involved in the preparation or review of the Opinion.

Overview of SilverCrest

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, British Columbia, with an ongoing initiative to increase its silver-gold assets by expanding current resources and reserves, acquiring, discovering, developing and operating high value precious metal projects in the Americas.

SilverCrest's principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing

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high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. SilverCrest is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

Overview of Coeur

Coeur is a U.S-based, well-diversified, growing precious metals producer with four wholly-owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur wholly-owns the Silvertip polymetallic critical minerals exploration project in British Columbia.

Coeur’s strategy is to be well-diversified, growing precious metals producer with a focus on generating sustainable, high-quality cash flow and returns from a balanced, prospective asset base in mining-friendly jurisdictions along with its commitment to exploration and expansions.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied without independent verification upon, among other things, the following:

i.	A non-binding proposal submitted by Coeur to SilverCrest, dated August 9, 2024;
ii.	A draft of the Arrangement Agreement and the schedules attached thereto (together with disclosure letters relating thereto);
iii.	A draft of the form of voting support agreement to be entered into by directors and officers of the Company;
iv.	A draft of the form of voting support agreement to be entered into by directors and officers of Coeur;
v.	Consolidated annual financial statements, and management’s discussion and analysis, of the Company for the years ended December 31, 2023, 2022, and 2021 together with the notes thereto and the auditors' reports thereon;
vi.	Consolidated annual financial statements, and management’s discussion and analysis, of Coeur for the years ended December 31, 2023, 2022, and 2021 together with the notes thereto and the auditors' reports thereon;
vii.	SilverCrest’s condensed interim consolidated financial statements and management’s discussion and analysis for the three month periods ended June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022, March 31, 2022;
viii.	Coeur’s condensed interim consolidated financial statements and management’s discussion and analysis for the three month periods ended June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022, March 31, 2022;
ix.	Certain public disclosure by the Company as filed on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), including press releases issued by the Company;
x.	Certain public disclosure by Coeur as filed on SEDAR+ and the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”), including press releases issued by the Coeur;
xi.	Certain public investor presentations and marketing materials prepared by SilverCrest and Coeur;

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xii.	Various verbal and written conversations with management of the Company with regards to the operations, financial condition and corporate strategy of the Company;
xiii.	Certain internal financial, operational, corporate and other information with respect to the Company, including financial models prepared by management of the Company, as well as internal operating and financial projections prepared or reviewed by management of the Company (and discussions with management with respect to such information, model, projections and presentations);
xiv.	The financial model of Coeur received from the Company and revised version thereto dated September 26, 2024;
xv.	Forecasted metal prices provided by management of the Company and consensus forecasted metal prices;
xvi.	Discussions with management respecting potential alternative strategic transaction with select third parties other than Coeur that were considered by the special committee of the Board of Directors (the “Special Committee”), and the status, outcomes and probabilities of those potential alternative strategic transactions;
xvii.	Selected public market trading statistics and financial information of the Company, Coeur, and other entities considered by us to be relevant;
xviii.	Other public information relating to the business, operations and financial condition of the Company and Coeur considered by us to be relevant;
xix.	Other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;
xx.	Information with respect to selected precedent transactions considered by us to be relevant; and
xxi.	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

We have participated in various discussions with members of the Company’s senior management regarding the Company’s business, operations, financial condition, corporate strategy and prospects, and we have participated in various discussions with members of the Company’s senior management regarding Coeur’s business, operations, financial condition, corporate strategy and prospects. We have also participated in various discussions with Cassels Brock & Blackwell LLP, Canadian legal counsel to the Company, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S legal counsel to the Company, concerning the Arrangement Agreement and related matters. Raymond James has not, to the best of its knowledge, been denied access by the Company or Coeur to any information requested by Raymond James.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge, there have been no valuations or appraisals relating to the Company or any of its subsidiaries, or any of their respective material assets, made in the preceding 24 months, including any “prior valuation” within the meaning of MI 61-101.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

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We have not been asked to prepare and have not prepared a formal valuation under MI 61-101 or appraisal of any of the assets or securities of the Company, Coeur or any of their respective subsidiaries and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Company that while the Arrangement is a “business combination” within the meaning of MI 61-101 and is subject to “minority approval” thereunder, the Arrangement is exempt from the formal valuation requirements of MI 61-101.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to, verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Coeur in connection with preparing our Opinion and have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Coeur’s audited financial statements and the reports of the auditors thereon and the Company’s and Coeur’s interim unaudited financial statements.

With respect to the non-historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and Coeur and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s and Coeur’s business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us; we have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Company has represented to us, in a certificate of its Chief Executive Officer and the Chief Financial Officer dated the date hereof, among other things, that the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to us by or on behalf of the Company relating to the Company or the Arrangement, including, without limitation, the written information and discussions concerning the Company referred to under the heading “Scope of Review” (collectively, the “Information”), are complete, true and correct in all material respects at the date the Information was provided to us and that no change has occurred in the Information or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on the Opinion or the Arrangement.

Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement. Our Opinion does not address the treatment of the Company’s optionholders, DSU, RSU or PSU holders under the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes; we have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters.

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Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to any Shareholder to accept or reject the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Company at any time, including following the announcement, completion or termination of the Arrangement.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; accordingly, our Opinion should be read in its entirety.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion.

Fairness Methodologies

In support of the Opinion, Raymond James has performed certain financial analyses on the Company, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, Raymond James has considered the following methodologies (as each such term is defined below):

a)       Premiums Paid Analysis;

b)       Public Company Trading with Premium Approach; and

c)       Precedent Transactions Approach.

Premiums Paid Analysis

Raymond James compared the Consideration pursuant to the Arrangement to the 20-day volume weighted average trading price of the SilverCrest Shares on the NYSE American as of October 3, 2024, the last trading day prior to the announcement of the Transaction, to premiums paid over the past seven years in select Canadian change of control transactions (the “Premiums Paid Analysis”).

Public Company Trading with Premium Approach

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Raymond James compared public market trading statistics of the Company and Coeur to corresponding data from selected publicly-traded precious metal producers that we considered relevant. Factors such as number of assets, asset size, location of assets, stage of development, revenue breakdown by metal, operating costs and mining techniques were also considered. Raymond James considered multiples based on price to net asset value (“P/NAV”), which is a measure of share price relative to net asset value per share, price to cash flow, which is a measure of share price relative to operating cash flow per share, and enterprise value to EBITDA, which is a measure of equity value plus net debt relative to earnings before interest, tax, depreciation and amortization, to be the most relevant metrics. We examined those metrics for each of the comparable companies and then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company, to which Raymond James added a change of control premium (the “Public Company Trading with Premium Approach”).

Precedent Transactions Approach

The precedent transactions approach considers transaction multiples in the context of the purchase or sale of a public company or asset. Raymond James reviewed publicly available information in connection with change of control transactions involving publicly-traded precious metal producers that we considered relevant (the “Precedent Transactions Approach”). Factors such as number of assets, asset size, location of assets, stage of development, revenue breakdown by metal, operating costs and mining techniques were also considered. Raymond James considered multiples of P/NAV to be the most relevant metric for the Company in consideration of precedent transactions.

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the Consideration payable for each SilverCrest Share pursuant to the Arrangement represents a significant premium that compares favourably to the premium range derived from the Premiums Paid Analysis;
b)	the Consideration payable for each SilverCrest Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Public Company Trading with Premium Approach;
c)	the Consideration payable for each SilverCrest Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach; and
d)	other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant, including, among other things, conversations with management of the Company, the Board of Directors and the Special Committee regarding the operations, financial condition, prospects and corporate strategy of the Company.

Raymond James did not, in considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement, assess any income tax consequences that any particular Shareholder may face in connection with the Arrangement.

Opinion

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Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Shareholders.

Yours very truly,

"signed" Raymond James Ltd.

Raymond James Ltd.

SILVERCREST METALS INC.	G-9

2025 Special Meeting of Securityholders

APPENDIX H
INFORMATION CONCERNING COEUR

Notice to Reader

The following information concerning Coeur should be read in conjunction with the documents incorporated by reference into this Appendix H and the information concerning Coeur appearing elsewhere in this Circular. Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the meanings given to such terms under the heading “Glossary of Terms” in this Circular.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in certain documents incorporated by reference in this Appendix H, constitute forward-looking statements or information within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Coeur’s future performance. See “Forward-Looking Information” in this Circular.

Documents Incorporated by Reference

Coeur files annual, quarterly, and current reports, proxy statements, and other information with the SEC and on SEDAR+. Annual and quarterly reports, proxy and information statements, and other information about Coeur filed with the SEC and on SEDAR+ can be accessed at www.sec.gov and www.sedarplus.ca, respectively. Copies of documents filed with the SEC or on SEDAR+ by Coeur will be available free of charge from Coeur’s website at www.coeur.com under the “Investors” tab or by contacting Coeur's Investor Relations Department at (312) 489-5800 or investors@coeur.com. Unless otherwise provided below, the information provided in Coeur's public filings (or available on Coeur's website) is not part of this Circular and is not incorporated by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular is deemed to be part of this Circular, except for any information superseded by information in this Circular or in later filed documents incorporated by reference into this Circular (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. These documents are considered to be a part of this Circular, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

This Circular incorporates by reference the documents set forth below that Coeur has previously filed with the SEC and any additional documents that Coeur may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Circular and until the date of the Meeting and Coeur Stockholders meeting (other than those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Coeur, its business and its financial condition and performance.

Statements contained in this Circular regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.

This Circular incorporates by reference the documents set forth below previously filed with the SEC and filed by Coeur on its profile on SEDAR+ at www.sedarplus.ca as “Other”:

•	the Coeur Annual Report;
•	the information contained in Coeur’s definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2024, and incorporated into Part IV of the Coeur Annual Report;

•	Coeur’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 1, 2024, August 7, 2024 and November 6, 2024, respectively;

SILVERCREST METALS INC.	H-1

2025 Special Meeting of Securityholders

•	Coeur’s Current Reports on Form 8-K filed with the SEC on January 29, 2024, February 21, 2024, February 27, 2024, March 28, 2024, April 8, 2024, May 1, 2024, May 16, 2024, July 11, 2024, August 7, 2024, September 19, 2024, September 27, 2024 and October 4, 2024 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the U.S. Exchange Act); and
•	the description of the Coeur securities set forth in Exhibit 4.1 of the Coeur Annual Report, including any amendment or report filed for the purposes of updating such description.

Copies of the documents incorporated herein by reference may be obtained on request without charge from SilverCrest, 570 Granville Street, Suite 501, Vancouver, BC V6C 3P1, Attention: Lindsay Bahadir, Manager, Investor Relations & Corporate Communications, or by telephone ((604)– 694 - 1730) or email (info@silvercrestmetals.com).

Overview

Coeur is a Delaware corporation whose principal executive offices are located at 200 South Wacker Drive, Suite 2100, Chicago, Illinois 60606. Its telephone number is (312) 489-5800 and its website address is www.coeur.com.

Founded in 1928, Coeur is a precious metals producer that operates certain gold and silver mines in the United States, Canada and Mexico and is headquartered in Chicago, Illinois. Coeur’s strategy is to be a well-diversified and growing precious metals producer focused on generating sustainable, high-quality cash flow and returns from a balanced prospective asset base in mining-friendly jurisdictions, along with a commitment to exploration and expansions. Coeur produces and sells precious metals from four wholly owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur wholly owns the Silvertip polymetallic critical minerals exploration project in British Columbia.

Coeur’s strategy is guided by its purpose statement, We Pursue a Higher Standard, and three key principles: Protect our People, Places and Planet; Develop Quality Resources, Growth and Plans; and Deliver Impactful Results Through Teamwork. Coeur conducts its business with a proactive focus on responsible practices to positively impact the health, safety and socioeconomic status of its people and the communities in which Coeur operates as well as be good stewards of the environment.

Coeur produces and sells precious metals from the following operating segments:

•	The Palmarejo gold-silver complex, located in the State of Chihuahua in Northern Mexico, which has been in operation since 2009. The processing facility at the Palmarejo complex is fed by the Guadalupe, Independencia and La Nación underground mines. Exploration activities are also carried out at the Palmarejo property package.
•	The Rochester open pit heap leach silver-gold mine, located in Nevada, United States, which has been in operation since 1986. The mine consists of the main Rochester deposit and the adjacent Nevada Packard deposit, southwest of the Rochester mine, and the Lincoln Hill, Gold Ridge and related exploration assets adjacent to the Rochester mine. Coeur recently completed the construction of a significant expansion project, consisting of a new leach pad, crushing facility, process plant and related infrastructure.
•	The Kensington underground gold mine and associated milling facilities, located in Alaska, United States. The Kensington mine began operations in 2010, consisting of the Kensington Main deposit, Elmira deposit, and other nearby deposits and exploration targets.
•	The Wharf gold mine is an open pit, heap leach gold operation located in South Dakota, United States, which was acquired by Coeur in 2015. The property consists of several areas of gold mineralization, which have been mined as a series of open pits.

In addition, Coeur operates the Silvertip polymetallic critical minerals exploration project located in northern British Columbia, Canada. The Silvertip project suspended mining and processing activities in early 2020. While mining activities are suspended, Coeur is (i) investing in exploration to potentially further expand the resource and extend the mine life, and (ii) planning for an eventual mill expansion to improve the asset’s cost structure and its ability to deliver sustainable cash flow.

The following map shows where Coeur’s mining operations and certain exploration project are located:

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2025 Special Meeting of Securityholders

Dividends

Coeur has not historically paid dividends in recent years. The DGCL, Coeur’s certificate of incorporation, Coeur’s bank credit facility and note indenture contain certain restrictions on Coeur’s ability to declare or pay dividends for Coeur Stockholders.

Future dividends (if any) of Coeur would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Coeur Board deems relevant. The Coeur Board will retain the power to amend Coeur’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Capital Stock

As of the date hereof, the authorized capital stock of Coeur consists of 600,000,000 Coeur Shares, $0.01 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. At the special meeting of Coeur Stockholders, Coeur is proposing to amend Coeur’s certificate of incorporation to increase the number of authorized Coeur Shares from 600,000,000 Coeur Shares to 900,000,000 Coeur Shares, subject to and conditioned upon the receipt of the requisite approval by the Coeur Stockholders. Approval of the Coeur Charter Amendment requires the votes cast for the Coeur Charter Amendment to exceed the votes cast against the Coeur Charter Amendment. If the Coeur Stockholders approve the Coeur Charter Amendment and the Coeur Stock Issuance at the Coeur Stockholders’ meeting, Coeur will be authorized to issue up to 900,000,000 Coeur Shares (inclusive of any Coeur Shares already issued and outstanding). Approval of the Coeur Charter Amendment by the Coeur Stockholders is a condition to consummating the Arrangement.

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The following summary of the capital stock, Coeur’s certificate of incorporation and Coeur’s by-laws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable Law, and Coeur’s certificate of incorporation and Coeur’s by-laws, which are filed with the SEC.

Coeur Shares

As of January 7, 2025, 399,314,953 Coeur Shares were issued and outstanding.

Except as provided by Law, Coeur Stockholders are entitled to one vote for each Coeur Share held of record on all matters on which stockholders are generally entitled to vote. Holders may not cumulate their votes in elections of directors. Except as otherwise required by Law, Coeur Stockholders, as such, are not entitled to vote on any amendment to Coeur’s certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Coeur’s certificate of incorporation including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to applicable Law and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Coeur Stockholders out of funds legally available therefor at such times and in such amounts as the Coeur Board, in its discretion, shall determine. All outstanding Coeur Shares are fully paid and non-assessable. The Coeur Stockholders have no preferences, pre emption, redemption, sinking fund or conversion rights. In the event of any liquidation, dissolution or winding-up of Coeur's affairs, Coeur Stockholders will be entitled to share rateably in Coeur's assets that are remaining after payment or provision for payment of all of Coeur's debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of January 7, 2025, no shares of Coeur preferred stock were issued and outstanding.

Coeur’s certificate of incorporation authorizes the Coeur Board, subject to any limitations prescribed by Law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Coeur Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, sinking fund rights, pre-emptive rights and redemption rights. Except as provided by Law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of Coeur Stockholders.

Consolidated Capitalization

There have been no material changes in Coeur’s consolidated capitalization since September 30, 2024, being the date of Coeur’s most recent Quarterly Report on Form 10-Q, except as set forth in this Circular. See ‘‘Appendix J — Unaudited Pro Forma Financial Information’’ for more information about Coeur’s consolidated capitalization both before and after giving effect to the Arrangement.

Anti-Takeover Effects of Provisions of Coeur's Certificate of Incorporation, Coeur’s By-laws and Delaware Law

Certain provisions of Delaware Law, Coeur’s certificate of incorporation and Coeur’s by-laws, described below, contain provisions that could make the following transactions more difficult: acquisitions of Coeur by means of a tender offer, a proxy contest or otherwise; or removal of Coeur's incumbent officers and directors. These provisions may also have the effect of preventing changes in Coeur's management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Coeur's best interests, including transactions that might result in a premium over the market price for Coeur Shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Coeur to first negotiate with the Coeur Board. Coeur believes that the benefits of increased protection of Coeur's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Coeur outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

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Certain Voting Requirements in Coeur’s Certificate of Incorporation and Coeur’s by-laws

Coeur is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

(a)	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
(b)	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
(c)	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

(a)	any merger or consolidation involving the corporation and the interested stockholder;
(b)	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
(c)	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(d)	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(e)	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. Coeur did not "opt out" of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire Coeur.

For additional information, including a comparison of rights between the DGCL and the BCBCA, please refer to Appendix L.

Coeur’s Certificate of Incorporation and Coeur’s By-laws

Among other things, Coeur’s certificate of incorporation and Coeur’s by-laws:

(a)	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Coeur's Stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Coeur's corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Coeur's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, subject to certain exceptions. Coeur’s by-laws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;
(b)	provide the Coeur Board with the ability to issue preferred stock in one or more series and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, of any, of such preferred stock. This ability makes

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it possible for the Coeur Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Coeur. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Coeur;
(c)	provide that the authorized number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the directors then in office, subject to the rights of the holders of any one or more series of preferred stock to elect directors under specified circumstances;
(d)	provide that all vacancies, including newly created directorships, may, except as otherwise required by Law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, subject to the rights of the holders of any one or more series of preferred stock then outstanding;
(e)	provide that special meetings of Coeur Stockholders may only be called by the Coeur Board, the Chairman of the Coeur Board, or the corporate secretary of Coeur upon proper written request given by one or more stockholders of record of at least 20% of the voting power of all outstanding Coeur Shares entitled to vote on the matter or matters to be brought before the proposed special meeting; and
(f)	provide that any provision of Coeur’s by-laws can be amended or repealed at any regular or special meeting of stockholders or by the Coeur Board.

Limitations on Liability and Indemnification of Officers and Directors

Coeur’s certificate of incorporation limits the liability of Coeur's directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

(a)	for any breach of their duty of loyalty to Coeur or Coeur Stockholders;
(b)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law;
(c)	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
(d)	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Coeur’s certificate of incorporation and Coeur’s by-laws also provide that Coeur will indemnify Coeur's directors and officers to the fullest extent permitted by Delaware Law. Coeur’s by-laws provide that Coeur shall advance expenses incurred by any director or officer in connection with any proceeding as to which they could be indemnified to the fullest extent authorized by the DGCL. In addition, Coeur has entered into indemnification agreements with Coeur's current directors and executive officers. The indemnification agreements require Coeur, among other things, to (a) indemnify these individuals to the fullest extent permitted by Coeur’s certificate of incorporation and Coeur’s by-laws, the DGCL and any other applicable

Law against liabilities that may arise by reason of their service to Coeur, and (b) advance expenses, to the fullest extent permitted by Coeur’s certificate of incorporation, Coeur’s by-laws, the DGCL and any other applicable Law, incurred in connection with any proceeding not initiated by the indemnitee as to which they could be indemnified. Coeur believes that the limitation of liability provisions in Coeur’s certificate of incorporation, Coeur’s by-laws and the indemnification agreements will facilitate Coeur's ability to continue to attract and retain qualified individuals to serve as future directors and executive officers.

Prior Sales

The following tables set forth the details regarding all issuances of Coeur Shares, including issuances of all securities convertible or exercisable into, or, at the option of the holder, redeemable upon settlement for, Coeur Shares for the 12-month period prior to the date of the Circular.

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Date Issued	Type of Security	Number of Securities	Price per Security(1)

December 11, 2023(2)	Coeur Shares	2,309	$3.11
February 26, 2024(3)	Performance Share Units	2,050,899	$2.77
February 26, 2024(4)	Coeur Shares	200,778	$2.55
February 26, 2024(5)	Restricted Share Units	1,731,110(6)	$2.55
February 26, 2024(2)	Coeur Shares	216,821	$2.55
March 8, 2024(7)	Coeur Shares	7,704,725	$3.13
March 15, 2024(4)	Coeur Shares	23,398	$3.26
March 19, 2024(8)	Coeur Shares	1,771,651	$3.03
April 3, 2024(9)	Coeur Shares	737,210	$4.62
July 15, 2024(2)	Coeur Shares	55,899	$6.56
August 9, 2024(3)	Performance Share Units	3,568	$2.77
August 9, 2024(5)	Restricted Share Units	43,367(6)	$5.44
October 7, 2024(2)	Coeur Shares	4,290	$6.19

Notes:

(1)	The price per security represented is: (i) in the case of all securities other than performance share units, based on Coeur’s closing price on the NYSE as of the applicable issue date; and (ii) in the case of performance share units, accounted for at the estimated grant date fair value.
(2)	Issued in connection with ordinary course director compensation.
(3)	Performance share units granted.
(4)	Issued in connection with vesting and release of performance share units.
(5)	Issued in connection with ordinary course employee grants.
(6)	Amount is net of estimated forfeiture rate of 13.75% and estimated tax withholdings of 35%.
(7)	Issued in connection with flow-through shares.
(8)	Issued in connection with a debt-to-equity exchange.
(9)	Issued as partial consideration in respect of a dispute settlement.

Transfer Agent and Registrar

The transfer agent and registrar for the Coeur Shares is Computershare Trust Company, N.A.

Trading Price and Volumes

The Coeur Shares are listed on the NYSE under the symbol “CDE”. The following table sets out the high and low trading prices and average daily trading volumes for Coeur Shares on the NYSE on a monthly basis for the period from January 1, 2024 to January 7, 2025.

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Month	High ($)	Low ($)	Volume
2024
January	3.34	2.52	144,260,399
February	2.86	2.42	111,124,618
March	3.79	2.54	141,615,996
April	5.47	4.03	234,792,101
May	6.05	4.36	161,779,861
June	6.03	5.23	136,717,979
July	6.82	5.40	117,540,912
August	6.63	4.57	161,122,929
September	7.72	5.20	187,806,555
October	7.52	6.03	230,468,536
November	6.78	5.49	206,025636
December	7.44	5.53	199,196,965
2025
January 1 to January 7	6.44	5.84	46,074,870

Risk Factors

An investment in the securities of Coeur and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described under the heading “Risk Factors” in the Coeur Annual Report which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Coeur’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Coeur that may present additional risks in the future.

Interests of Experts

The Coeur Annual Report, incorporated by reference to this Circular, has been audited by Grant Thornton LLP, as set forth in their report thereon. Grant Thornton LLP has advised Coeur that it is independent of Coeur as required by the Public Company Accounting Oversight Board (PCAOB) and has complied with the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct and SEC rules on auditor independence.

Christopher Pascoe is a “qualified person” under Regulation S-K 1300 of the U.S. Exchange Act and is an employe of Coeur. Mr. Pascoe has reviewed and approved all scientific and technical information relating to Coeur contained in this Circular or in a document incorporated by reference herein. To Coeur’s knowledge, Mr. Pascoe holds less than 1% of any of Coeur’s securities or any securities of Coeur’s associates or affiliates as of the date hereof.

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APPENDIX I
INFORMATION CONCERNING THE COMBINED COMPANY

Notice to Reader

The following information about Coeur following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular and the information concerning Coeur and SilverCrest, as applicable, appearing elsewhere in this Circular. See Appendix H  “Information Concerning Coeur” and “Information Concerning SilverCrest” in this Circular. For further information regarding Coeur or SilverCrest, please refer to the filings under their respective issuer profiles on EDGAR at www.sec.gov or SEDAR+ at www.sedarplus.ca as applicable.

Forward-Looking Statements

Certain statements contained in this Appendix I, and in certain documents incorporated by reference in this Appendix I, constitute forward-looking statements or information within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Coeur’s and SilverCrest’s future performance. See “Forward-Looking Information” in this Circular.

General

The Arrangement will result in a strategic business combination of Coeur and SilverCrest, pursuant to which Coeur (through Coeur Canadian Sub) will acquire all of the issued and outstanding SilverCrest Shares in exchange for the issuance of Coeur Shares. In connection with the Arrangement, Shareholders (other than Dissenting Shareholders) will receive consideration of 1.6022 Coeur Shares for each SilverCrest Share they hold. Upon completion of the Arrangement, existing Coeur Stockholders and former Shareholders are expected to own approximately 63% and 37% of the outstanding common stock of the Combined Company, respectively, in each case, based on the number of Coeur Shares and SilverCrest Shares issued and outstanding as of October 3, 2024, the date of the Arrangement Agreement.

Following completion of the Arrangement, Coeur will continue to be the publicly traded parent company of the combined business with the Coeur Shares traded on the NYSE, and SilverCrest will indirectly, through Coeur Canadian Sub, be an indirect wholly owned subsidiary of Coeur. The Combined Company will remain a corporation governed by the laws of the state of Delaware. Coeur’s head office will continue to be located at 200 South Wacker Drive, Suite 2100, Chicago, IL 60606. Coeur will continue to be a reporting issuer in each of the provinces and territories of Canada. Subject to certain exceptions, Coeur will continue to be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Coeur to file reports with respect to trades of Coeur securities, provided that Coeur complies with the requirements of applicable U.S. securities laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Coeur files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Combined Company Capital Structure

At the special meeting of Coeur Stockholders, Coeur is proposing to amend Coeur’s certificate of incorporation to increase the number of authorized Coeur Shares from 600,000,000 Coeur Shares to 900,000,000 Coeur Shares, subject to and conditioned upon the receipt of the requisite approval by the Coeur Stockholders. Coeur is also authorized to issue up to 10,000,000 shares of preferred stock. Approval of the Coeur Charter Amendment requires the votes cast for the Coeur Charter Amendment to exceed the votes cast against the Coeur Charter Amendment. If the Coeur Stockholders approve the Coeur Charter Amendment and the Coeur Stock Issuance at the Coeur Stockholders’ meeting, the Combined Company will be authorized to issue up to 900,000,000 Coeur Shares (inclusive of any Coeur Shares already issued and outstanding). The number of issued and outstanding capital stock of the Combined Company will increase following the completion of the Arrangement as a result of the issuance of approximately 239,029,844 Coeur Shares pursuant to the Arrangement (based on the issued and outstanding SilverCrest Shares as of the Record Date). Following completion of the Arrangement, it is estimated that there will be approximately 638,344,797 Coeur Shares issued and outstanding (based on the issued and outstanding Coeur Shares as of the Record Date, and assuming that 239,029,844 Coeur Shares will be issued in the Arrangement).

As of the Record Date, there were 2,365,586 SilverCrest Options issued and outstanding. As part of the Arrangement, the SilverCrest Options will be exchanged for Coeur Replacement Options, representing approximately 0.95% of the outstanding Coeur Shares (on a fully diluted basis and based on the issued and outstanding Coeur Shares as of the Record Date).

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Except as provided by Law, Coeur Stockholders are entitled to one vote for each Coeur Share held of record on all matters on which Coeur Stockholders are generally entitled to vote. Holders may not cumulate their votes in elections of directors. Subject to applicable Law, covenants set forth in Coeur’s agreements governing its outstanding indebtedness and outstanding senior notes, and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Coeur Stockholders out of funds legally available therefor at such times and in such amounts as the board of directors of Coeur, in its discretion, shall determine. In the event of any liquidation, dissolution or winding-up of Coeur’s affairs, Coeur Stockholders will be entitled to share rateably in Coeur’s assets that are remaining after payment or provision for payment of all of Coeur's debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any. There are no pre-emption, redemption, sinking fund or conversion rights applicable to the Coeur Shares.

Coeur Shares are shares of common stock, par value $0.01 per share, in the capital of Coeur. Share certificates are evidence of legal title to Coeur Shares and should be kept in safe custody; loss, defacement or destruction will necessitate a process of issuing a replacement certificate which may entail cost, time and appropriate indemnification and/or insurance. Coeur Shares are listed and traded in U.S. dollars on the NYSE only. Accordingly, investors who wish to trade Coeur Shares on the open market must do so on the NYSE. Such trades must be undertaken through a broker entitled to trade on the NYSE. The Canadian dollar value of Coeur Shares will depend on the prevailing C$:US$ exchange rate from time to time.

Description of the Business

The Combined Company will be a well-diversified precious metals mining company, with wholly owned operations in the United States, Canada and Mexico. The Combined Company will focus on generating sustainable, high-quality cash flow and returns from a balanced, prospective asset base in mining-friendly jurisdictions, along with its commitment to exploration and expansions. Set out below is a list of the Combined Company’s material mineral projects, all of which will be 100% owned, directly or indirectly, by Coeur upon completion of the Arrangement, unless otherwise indicated:

Coeur mineral projects:

•	The Palmarejo gold-silver complex, located in the State of Chihuahua in Northern Mexico, which has been in operation since 2009. The processing facility at the Palmarejo complex is fed by the Guadalupe, Independencia and La Nacion underground mines. Exploration activities are also carried out at the Palmarejo property.
•	The Rochester open pit heap leach silver-gold mine, located in Nevada, United States, which has been in operation since 1986. The mine consists of the main Rochester deposit and the adjacent Nevada Packard deposit, southwest of the Rochester mine, and the Lincoln Hill, Gold Ridge and related exploration assets adjacent to the Rochester mine. Coeur recently completed a significant expansion project in 2023, consisting of a new leach pad, crushing facility, process plant and related infrastructure.
•	The Kensington underground gold mine and associated milling facilities, located in Alaska, United States. The Kensington mine began operations in 2010, consisting of the Kensington Main deposit, Raven deposit, and other nearby deposits and exploration targets.
•	The Wharf gold mine is an open pit, heap leach gold operation located in South Dakota, United States, which has been in operation since 1982. The property consists of several areas of gold mineralization, which have been mined as a series of open pits.

In addition, the Combined Company will continue to operate the Silvertip polymetallic critical minerals exploration project located in northern British Columbia, Canada. The Silvertip project suspended mining and processing activities in early 2020 and Coeur has since started to evaluate a larger potential expansion.

SilverCrest mineral projects:

•	The Las Chispas silver-gold mine located in Sonora, Mexico. The property consists of 28 concessions totalling 1400.96 hectares. The Las Chispas operation commenced commercial production in November 2022.
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In addition to the Las Chispas operation, the Combined Company will continue to operate a portfolio of three other mineral exploration properties located in Sonora, Mexico, comprised of the El Picacho, Cruz de Mayo, and Angel de Plata properties.

Consolidated Capitalization

There have been no material changes in Coeur’s consolidated capitalization since September 30, 2024, being the date of Coeur’s most recent Quarterly Report on Form 10-Q, except as set forth in this Circular. See ‘‘Appendix J — Unaudited Pro Forma Financial Information’’ for more information about Coeur’s consolidated capitalization both before and after giving effect to the Arrangement.

Dividends

Each of SilverCrest and Coeur have not historically paid dividends in recent years. The DGCL, Coeur’s certificate of incorporation, Coeur’s bank credit facility and note indenture contain certain restrictions on the Combined Company’s ability to declare or pay dividends for Coeur Stockholders following the Arrangement.

Future dividends (if any) of the Combined Company would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the board of directors of the Combined Company deems relevant. The Coeur Board will retain the power to amend Coeur’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Unaudited Pro Forma Condensed Combined Financial Statements

For selected unaudited pro forma condensed combined financial statements of Coeur giving effect to the Arrangement, see Appendix J “Unaudited Pro Forma Financial Information” attached to this Circular.

Directors and Executive Officers of the Combined Company

Board of Directors

Coeur has agreed with SilverCrest that it will take all actions necessary to ensure that, at the Effective Time, N. Eric Fier and Pierre Beaudoin shall be appointed to the Coeur Board and at the next annual general meeting of Coeur held to consider the election of directors that occurs following the Effective Date, N. Eric Fier and Pierre Beaudoin shall be nominated by Coeur for election as directors of Coeur, provided that (i) such nominees meet any applicable qualification requirements to serve as directors under applicable Laws, and (ii) such nominees have each delivered to Coeur a consent to act as a director of Coeur. Following completion of the Arrangement, it is expected that the Combined Company’s board of directors will consist of ten directors, comprised of: Mitchell J. Krebs, J. Kenneth Thompson, Linda L. Adamany, Paramita Das, Randolph E. Gress, Jeane L. Hull, Eduardo Luna and Robert E. Mellor from Coeur, and N. Eric Fier and Pierre Beaudoin.

Information about the members of the Combined Company’s board of directors who are currently directors of SilverCrest is in the Company AIF, which is incorporated by reference in this Circular. Information about the members of the Combined Company’s board of directors who are currently directors of Coeur is in Coeur’s Proxy Statement filed on Schedule 14A and dated April 4, 2024, which is incorporated by reference in this Circular. The members of the board of directors of the Combined Company will hold office until the first annual meeting of Coeur Stockholders after the Effective Time, or until their respective successors have been duly elected or appointed.

Executive Officers

Following completion of the Arrangement, Coeur anticipates the current members of its management team shall continue to serve as officers of the Combined Company: Mitchell J. Krebs, Chairman, President & Chief Executive Officer, Thomas S. Whelan, Senior Vice President & Chief Financial Officer, Michael Routledge, Senior Vice President & Chief Operating Officer, Casey M. Nault, Senior Vice President, General Counsel & Chief ESG Officer, and Emilie C. Schouten, Senior Vice President & Chief Human Resources Officer and Aoife McGrath, Senior Vice President, Exploration.

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Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of the Combined Company, nor any of their associates or affiliates is indebted to SilverCrest or Coeur, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SilverCrest or Coeur.

Principal Holders of Coeur Shares Upon Completion of the Arrangement

After giving effect to the Arrangement and based on certain assumptions, to the knowledge of the directors and executive officers of Coeur and SilverCrest, as of the date hereof, it is not anticipated that any person will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Coeur Shares.

Auditors, Transfer Agent and Registrar

Auditors

Following the Arrangement, the auditors of Coeur will continue to be Grant Thornton LLP, located in Chicago, Illinois, which are the current auditors of Coeur.

Registrar and Transfer Agent

Computershare Trust Company, N.A. will continue to be the registrar and transfer agent for the Coeur Shares following the Arrangement.

Material Contracts

Other than as disclosed in this Circular or in the documents incorporated by reference herein with respect to Coeur and SilverCrest, there are no contracts to which the combined business will be a party to following completion of the Arrangement that can reasonably be regarded as material to a proposed investor, other than contracts entered into by Coeur and SilverCrest in the ordinary course of business. For a description of the material contracts of SilverCrest, please refer to the Company AIF, which is incorporated by reference in this Circular. For a description of the material contracts of Coeur, please refer to the following documents, each of which is incorporated by reference in this Circular:

•	the Coeur Annual Report;
•	Coeur’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 1, 2024, August 7, 2024 and November 6, 2024, respectively; and
•	Coeur’s Current Reports on Form 8-K filed with the SEC on January 29, 2024, February 21, 2024, February 27, 2024, March 29, 2024, April 8, 2024, May 1, 2024, May 16, 2024, July 11, 2024, August 7, 2024, September 19, 2024, September 27, 2024, October 4, 2024 and November 6, 2024 (excluding any information furnished under Item 2.02 or 7.01 on any Current Report on Form 8-K).

See Appendix H “Information Concerning Coeur” and “Information Concerning SilverCrest” in this Circular.

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Coeur and SilverCrest, as well as certain risks unique to the Combined Company following completion of the Arrangement. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Coeur and SilverCrest, may also adversely affect Coeur or SilverCrest prior to the Arrangement or the Combined Company following completion of the Arrangement. These risk factors should be considered in

SILVERCREST METALS INC.	I-4

2025 Special Meeting of Securityholders

conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Coeur and SilverCrest pursuant to applicable Laws from time to time.

See “Risk Factors” in this Circular, Appendix H “Information Concerning Coeur” and “Information Concerning SilverCrest” in this Circular.

SILVERCREST METALS INC.	I-5

2025 Special Meeting of Securityholders

APPENDIX J
UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (“Unaudited Pro Forma Financial Information”) has been prepared based on the historical audited and unaudited consolidated financial statements of SilverCrest and Coeur, as indicated below, and is intended to provide information about how the Arrangement might have affected Coeur’s historical financial statements.

The unaudited pro forma condensed combined statements of operations (“Unaudited Pro Forma Statement of Operations”) for the year ended December 31, 2023 and the nine months ended September 30, 2024, combines the respective historical audited and unaudited consolidated income statements of SilverCrest, with the historical audited and unaudited consolidated statements of operations of Coeur for the corresponding periods, as if the Arrangement had occurred on January 1, 2023. The unaudited pro forma condensed combined balance sheet (“Unaudited Pro Forma Balance Sheet”) as of September 30, 2024, combines the historical unaudited consolidated statement of financial position of SilverCrest and the historical unaudited consolidated balance sheet of Coeur each as of September 30, 2024, as if the Arrangement had occurred on September 30, 2024.

The Unaudited Pro Forma Financial Information has been developed from and should be read in conjunction with:

•	the historical audited consolidated financial statements of SilverCrest for the year ended December 31, 2023, included in SilverCrest’s annual report on Form 40-F, filed with the SEC on March 11, 2024;
•	the historical unaudited condensed interim consolidated financial statements of SilverCrest for the nine months ended September 30, 2024, included in SilverCrest’s interim report on Form 6-K, filed with the SEC on November 12, 2024;
•	the accompanying notes to the Unaudited Pro Forma Financial Information;
•	the historical audited consolidated financial statements of Coeur for the year ended December 31, 2023, included in Coeur’s annual report on Form 10-K, filed with the SEC on February 21, 2023;
•	the historical unaudited condensed consolidated financial statements of Coeur for the nine months ended September 30, 2024, included in Coeur’s quarterly report on Form 10-Q, filed with the SEC on November 6, 2024; and
•	other information relating to SilverCrest and Coeur contained in or incorporated by reference into this document. See “Other Information – Additional Information.”

The Unaudited Pro Forma Financial Information is presented using the acquisition method of accounting, with Coeur as the acquirer of SilverCrest. See “Management Information Circular – Presentation of Financial Information and Currency Exchange Rates”. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed of SilverCrest based on their respective fair market values with any excess purchase price allocated to goodwill.

The Unaudited Pro Forma Financial Information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the Unaudited Pro Forma Financial Information. The information has been adjusted to include estimated Arrangement accounting adjustments, prepared by Coeur management in accordance with the recognition and measurement principles of GAAP.

The information is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the Arrangement occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The Unaudited Pro Forma Financial Information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Arrangement, which are described in the section entitled “Reasons for the Arrangement”, and, accordingly, do not attempt to predict or suggest future results.

SILVERCREST METALS INC.	J-1

2025 Special Meeting of Securityholders

Coeur Mining, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2024

In thousands, except share data	Historical Coeur	Reclassified Historical SilverCrest (Note 2)	IFRS Accounting Standards to GAAP and Accounting Policy Adjustments (Note 3)	(Note)	Arrangement Accounting Adjustments (Note 4)	(Note)	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$76,916	$120,864	$—		$—		$197,780
Receivables	30,165	14,133	—		—		44,298
Inventory	74,727	59,267	—		81,158	4(b)	215,152
Ore on leach pads	148,331	—	—		—		148,331
Bullion	—	37,374	—		—		37,374
Prepaid expenses and other	15,833	7,671	—		—		23,504
	345,972	239,309	—		81,158		666,439
NON-CURRENT ASSETS
Property, plant and equipment and mining properties, net	1,759,454	264,345	(11,134)	3(a)(b)	1,097,621	4(c)	3,110,286
Goodwill	—	—	—		446,151	4(g)	446,151
Ore on leach pads	34,598	—	—		—		34,598
Restricted assets	9,339	—	—		—		9,339
Deferred tax assets	—	1,031	5,740	3(a)(c)	—		6,771
Receivables	20,161	16,953	—		—		37,114
Other	58,276	5,428	—		—		63,704
TOTAL ASSETS	$2,227,800	$527,066	$(5,394)		$1,624,930		$4,374,402
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$126,387	$6,816	$—		$—		$133,203
Accrued liabilities and other	153,285	41,811	—		19,124	4(a)(e)	214,220
Debt	27,458	330	—		—		27,788
Reclamation	10,954	—	—		—		10,954
	318,084	48,957	—		19,124		386,165
NON-CURRENT LIABILITIES
Debt	577,725	660	—		—		578,385
Reclamation	211,136	6,614	4,828	3(b)	—		222,578
Deferred tax liabilities	6,755	6,656	—		373,931	4(e)	387,342
Other long-term liabilities	30,950	—	2,698	3(c)	—		33,648
	826,566	13,930	7,526		373,931		1,221,953
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common stock, par value $0.01 per share	3,993	—	—		240	4(f)	4,233
Additional paid-in capital	4,179,270	430,216	—		1,265,702	4(f)	5,875,188
Currency translation adjustment	—	(3,538)	—		3,538	4(f)	—
Accumulated other comprehensive income (loss)	—	—	—		—		—
Accumulated deficit	(3,100,113)	37,501	(12,920)		(37,605)	4(f)	(3,113,137)
	1,083,150	464,179	(12,920)		1,231,875		2,766,284
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,227,800	$527,066	$(5,394)		$1,624,930		$4,374,402

SILVERCREST METALS INC.	J-2

2025 Special Meeting of Securityholders

Coeur Mining, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2024

In thousands	Historical Coeur	Reclassified Historical SilverCrest (Note 2)	IFRS Accounting Standards to GAAP and Accounting Policy Adjustments (Note 3)	(Note)	Arrangement Accounting Adjustments (Note 4)	(Note)	Pro Forma Combined
Revenue	$748,562	$216,758	$—		$—		$965,320
COSTS AND EXPENSES
Costs applicable to sales(1)	447,456	65,016	282	3(c)	43	4(d)	512,797
Amortization	88,441	25,744	3,177	3(a)(b)	94,120	4(c)	211,482
General and administrative	36,611	15,017	—		—		51,628
Exploration	42,932	963	—		—		43,895
Pre-development, reclamation, and other	35,401	3,817	524	3(b)	—		39,742
Total costs and expenses	650,841	110,557	3,983		94,163		859,544
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	417	—	—		—		417
Fair value adjustments, net	—	(2,232)	—		—		(2,232)
Interest expense, net of capitalized interest	(39,389)	(520)	—		—		(39,909)
Other, net	11,329	114	423	3(c)	—		11,866
Total other income (expense), net	(27,643)	(2,638)	423		—		(29,858)
Income (loss) before income and mining taxes	70,078	103,563	(3,560)		(94,163)		75,918
Income and mining tax (expense) benefit	(49,030)	(53,697)	1,070	3(a)(b)(c)	24,059	4(e)	(77,598)
NET INCOME (LOSS)	$21,048	$49,866	$(2,490)		$(70,104)		$(1,680)
OTHER COMPREHENSIVE INCOME (LOSS):
Change in fair value of derivative contracts designated as cash flow hedges	(18,507)	—	—		—		(18,507)
Reclassification adjustments for realized (gain) loss on cash flow hedges	17,176	—	—		—		17,176
Other comprehensive income (loss)	(1,331)	—	—		—		(1,331)
COMPREHENSIVE INCOME (LOSS)	$19,717	$49,866	$(2,490)		$(70,104)		$(3,011)
NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$0.05					4(h)	$0.00
Diluted	$0.05					4(h)	$0.00

(1)         Excludes amortization

SILVERCREST METALS INC.	J-3

2025 Special Meeting of Securityholders

Coeur Mining, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2023

In thousands	Historical Coeur	Reclassified Historical SilverCrest (Note 2)	IFRS Accounting Standards to GAAP and Accounting Policy Adjustments (Note 3)	(Note)	Arrangement Accounting Adjustments (Note 4)	(Note)	Pro Forma Combined
Revenue	$821,206	$245,130	$—		$—		$1,066,336
COSTS AND EXPENSES
Costs applicable to sales(1)	632,896	75,476	339	3(c)	57,040	4(d)	765,751
Amortization	99,822	21,348	10,476	3(a)(b)	146,636	4(b)(c)	278,282
General and administrative	41,605	15,756	—		—		57,361
Exploration	30,962	726	—		—		31,688
Pre-development, reclamation, and other	54,636	493	749	3(b)	13,024	4(a)	68,902
Total costs and expenses	859,921	113,799	11,564		216,700		1,201,984
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	3,437	—	—		—		3,437
Fair value adjustments, net	3,384	735	—		—		4,119
Interest expense, net of capitalized interest	(29,099)	(2,220)	—		—		(31,319)
Other, net	(7,463)	(6,600)	(334)	3(c)	—		(14,397)
Total other income (expense), net	(29,741)	(8,085)	(334)		—		(38,160)
Income (loss) before income and mining taxes	(68,456)	123,246	(11,898)		(216,700)		(173,808)
Income and mining tax (expense) benefit	(35,156)	(6,526)	3,330	3(a)(b)(c)	58,063	4(e)	19,711
NET INCOME (LOSS)	$(103,612)	$116,720	$(8,568)		$(158,637)		$(154,097)
OTHER COMPREHENSIVE INCOME (LOSS):
Change in fair value of derivative contracts designated as cash flow hedges	(318)	—	—		—		(318)
Currency translation adjustment	—	10,255	—		—		10,255
Reclassification adjustments for realized (gain) loss on cash flow hedges	(10,694)	—	—		—		(10,694)
Other comprehensive income (loss)	(11,012)	10,255	—		—		(757)
COMPREHENSIVE INCOME (LOSS)	$(114,624)	$126,975	$(8,568)		$(158,637)		$(154,854)

SILVERCREST METALS INC.	J-4

2025 Special Meeting of Securityholders

In thousands	Historical Coeur	Reclassified Historical SilverCrest (Note 2)	IFRS Accounting Standards to GAAP and Accounting Policy Adjustments (Note 3)	(Note)	Arrangement Accounting Adjustments (Note 4)	(Note)	Pro Forma Combined
NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$(0.30)					4(h)	$(0.27)
Diluted	$(0.30)					4(h)	$(0.27)

(1) Excludes amortization.

SILVERCREST METALS INC.	J-5

2025 Special Meeting of Securityholders

1. Basis of Presentation

The accompanying Unaudited Pro Forma Financial Information presents the unaudited pro forma statements of operations and Unaudited Pro Forma Balance Sheet of Coeur prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. SilverCrest and Coeur prepare their consolidated financial statements on the basis of a fiscal year ended December 31, 2023. The unaudited pro forma statements of operations were prepared using:

•	the historical unaudited condensed interim consolidated statement of earnings of SilverCrest for the nine months ended September 30, 2024;
•	the historical audited consolidated statement of earnings of SilverCrest for the year ended December 31, 2023;
•	the historical unaudited condensed consolidated statement of operations of Coeur for the nine months ended September 30, 2024; and
•	the historical audited consolidated statement of operations of Coeur for the year ended December 31, 2023.

The historical audited and unaudited consolidated financial statements of Coeur are prepared in accordance with GAAP and are reported in U.S. dollars. The historical audited consolidated financial statements of SilverCrest are prepared in accordance with IFRS Accounting Standards and the unaudited condensed interim consolidated financial statements of SilverCrest are prepared in accordance with IAS 34 and are reported in U.S. dollars.

The unaudited pro forma statements of operations and the Unaudited Pro Forma Balance Sheet give effect to the Arrangement as if it had occurred on January 1, 2023, and September 30, 2024, respectively.

The Arrangement will be accounted for using the acquisition method of accounting, as prescribed in Accounting Standards Codification 805, Business Combinations, under GAAP, which requires an allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values as of the date of the Arrangement. As of the date of this Circular, Coeur has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of SilverCrest’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price.

Material adjustments have been made to reflect SilverCrest’s historical audited and unaudited consolidated financial statements on a GAAP basis for purposes of Unaudited Pro Forma Financial Information and to align SilverCrest’s historical significant accounting policies under IFRS Accounting Standards to Coeur’s significant accounting policies under GAAP. As of the date of this Circular, Coeur has not identified all adjustments necessary to convert SilverCrest’s historical audited and unaudited financial statements prepared in accordance with IFRS Accounting Standards to GAAP and to conform SilverCrest’s accounting policies to Coeur’s accounting policies.

A final determination of the fair value of SilverCrest’s assets and liabilities, including property, plant and mine development, will be based on the actual property, plant and mine development of SilverCrest that exist as of the closing date of the Arrangement and, therefore, cannot be made prior to the consummation of the Arrangement. In addition, the value of the purchase consideration to be paid by Coeur upon the consummation of the Arrangement will be determined based on the closing price of Coeur Shares on the Arrangement date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Financial Information presented herein. Coeur has estimated the fair value of SilverCrest’s assets and liabilities based on discussions with SilverCrest’s management, preliminary valuation studies, due diligence and information presented in SilverCrest’s filings with securities regulatory authorities in Canada.

Until the Arrangement is implemented, both companies are limited in their ability to share certain information. Upon implementation of the Arrangement, a final determination of fair value of SilverCrest’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Statements of Operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

SILVERCREST METALS INC.	J-6

2025 Special Meeting of Securityholders

Purchase Consideration

The total preliminary estimated purchase price of approximately US$1,696.2 million was determined as of October 3, 2024, based on the issued and outstanding SilverCrest Shares, which includes equity awards outstanding under SilverCrest’s incentive compensation plans that are expected to vest before the close of the Arrangement. The number of Coeur Shares to be issued is based on the number of SilverCrest Shares outstanding multiplied by the Exchange Ratio.

The final purchase consideration will be based on the actual closing price per share of Coeur Shares on the closing date, which could differ materially from the assumed Coeur Share price used to estimate purchase consideration for the purposes of the Unaudited Pro Forma Financial Information. For purposes of the Unaudited Pro Forma Financial Information, such common stock and equity awards are assumed to remain outstanding as of the closing date of the Arrangement. Further, no effect has been given to any other new SilverCrest Shares or other equity awards that may be issued or granted subsequent to the date of this Circular and before the closing date of the Arrangement. In all cases in which Coeur’s closing stock price is a determining factor in arriving at the final purchase consideration, the stock price assumed for the total preliminary purchase price is the closing price of Coeur Shares on October 3, 2024 ($7.08 per share), the most recent date practicable prior to the mail date of this Circular. A hypothetical 10 percent change in the closing price of each Coeur Share as of October 3, 2024, would have an approximate $169.6 million impact on the purchase price, which would result in $169.6 million additional goodwill or a reduction to goodwill of $169.6 million.

(in thousands, except for share and per share data)	Shares	Per Share	Preliminary Purchase Consideration
Stock Consideration
Coeur Shares exchanged for SilverCrest Shares(1)	239,570,251	$7.08	$1,696,157

(1)	Assumes that 239.6 million Coeur Shares will be exchanged for 148.7 million issued and outstanding SilverCrest Shares as of September 30, 2024. SilverCrest shareholders will receive 1.6022 shares of common stock, par value $0.01 per share.

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed of SilverCrest for the purposes of the Unaudited Pro Forma Financial Information as if the Arrangement had occurred on October 3, 2024:

(in thousands)
Preliminary Purchase Price Allocation
Cash and Cash equivalents	$120,864
Receivables	14,133
Inventory	140,425
Bullion	37,374
Prepaid expenses and other	7,671
Property, plant and equipment and mining properties, net	1,350,832
Goodwill	446,151
Deferred taxes	6,771
Receivables	16,953
Other	5,428
Total Assets	2,146,602
Accounts payable	6,816
Accrued liabilities and other	47,912
Debt	990
Reclamation	11,442
Deferred tax liabilities	380,587
Other long-term liabilities	2,698
Total liabilities	450,445
Total Preliminary Purchase Price	$1,696,157

SILVERCREST METALS INC.	J-7

2025 Special Meeting of Securityholders

2. SilverCrest Historical Financial Statements

SilverCrest’s historical audited and unaudited consolidated financial statements as described above and are presented under IFRS Accounting Standards and are in U.S. dollars. The historical balances reflect certain reclassifications of SilverCrest’s consolidated income statements and consolidated statement of financial position categories to conform to Coeur’s presentation in its consolidated statement of operations and consolidated balance sheet. In addition, material adjustments have been made to align SilverCrest’s historical significant accounting policies under IFRS Accounting Standards to Coeur’s significant accounting policies under GAAP. Further review may identify additional reclassifications that could have a material impact on the Unaudited Pro Forma Financial Information of the combined group. The reclassifications identified and presented in the Unaudited Pro Forma Financial Information are based on discussions with SilverCrest’s management, due diligence and information presented in SilverCrest’s filings with Canadian securities authorities. Until the Arrangement is implemented, both companies are limited in their ability to share certain information. As of the date of this Circular, Coeur is not aware of any additional reclassifications that would have a material impact on the Unaudited Pro Forma Financial Information that are not reflected in the pro forma adjustments.

The reclassifications are summarized below:

	Balance Sheet as of September 30, 2024
SilverCrest Financial Statement Line	SilverCrest Historical Amount	Reclassification	Notes	SilverCrest Historical Reclassified Amount	Coeur Financial Statement Line
(in thousands)
Assets
Current Assets
Cash and cash equivalents	$120,864	$—		$120,864	Cash and cash equivalents
Bullion	37,374	—		37,374	Bullion
Trade and other receivables	3,302	10,831	1	14,133	Receivables
Value-added tax receivables	10,831	(10,831)	1	—
Inventories	59,267	—		59,267	Inventory
Prepaid expenses and other	7,671	—		7,671	Other
Non-current assets
Mineral properties, plant and equipment	264,345	—		264,345	Property, plant and equipment and mining properties, net
Deferred tax assets	1,031	—		1,031	Deferred tax assets
Long-term value-added tax receivables	16,953	—		16,953	Receivables
Prepaids and other long-term assets	5,428	—		5,428	Other
Total Assets	$527,066	$—		$527,066
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$28,467	$(21,651)	2	$6,816	Accounts payable
		41,811	2,3,4	41,811	Accrued liabilities and other
Tax liabilities	12,390	(12,390)	3	—
Derivative liabilities	7,770	(7,770)	4	—
Lease obligations	330	—		330	Debt
Non-current liabilities
Long-term lease obligations	660	—		660	Debt
Deferred tax liabilities	6,614	—		6,614	Deferred tax liabilities
Reclamation provision	6,656	—		6,656	Reclamation
Total Liabilities	$13,930	$—		$13,930

SILVERCREST METALS INC.	J-8

2025 Special Meeting of Securityholders

	Balance Sheet as of September 30, 2024
SilverCrest Financial Statement Line	SilverCrest Historical Amount	Reclassification	Notes	SilverCrest Historical Reclassified Amount	Coeur Financial Statement Line
(in thousands)
Equity
Issued capital	$422,117	$8,099	5	$430,216	Additional paid-in capital
Share option reserve	8,099	(8,099)	5	—
Currency translation reserve	(3,538)	—		(3,538)	Currency translation adjustment
Retained earnings	37,501	—		37,501	Accumulated deficit
Total equity	$464,179	$—		$464,179

(1)	Represents a reclassification of SilverCrest value-added tax receivables, historically included in Value-added tax receivables, to Receivables at Coeur.
(2)	Represents a reclassification of SilverCrest employee-related benefit and accrued operating liabilities, historically included in Accounts payable and accrued liabilities, to Accrued liabilities and other at Coeur.
(3)	Represents a reclassification of SilverCrest tax liabilities, historically included in Tax liabilities, to Accrued liabilities and other at Coeur.
(4)	Represents a reclassification of SilverCrest derivative liabilities, historically included in Derivative liabilities, to Accrued liabilities and other at Coeur.
(5)	Represents a reclassification of SilverCrest option share reserve, historically included in Share option reserve, to Additional paid-in capital at Coeur.

	Income Statement for the nine months ended September 30, 2024
SilverCrest Financial Statement Line	Historical SilverCrest	Reclassifications	Notes	Reclassified Historical SilverCrest	Coeur Financial Statement Line
(in thousands)
Revenue	$216,758	$—		$216,758	Revenue
Cost of sales
Production costs	(64,036)	(980)	1	(65,016)	Cost applicable to sales
Depreciation	(25,744)	—		(25,744)	Amortization
Government royalties	(980)	980	1	—
General and administrative expenses	(15,017)	—		(15,017)	General and administrative
Exploration and project expenses	(963)	—		(963)	Exploration
		(3,817)	2,7	(3,817)	Pre-development, reclamation, and other
Foreign exchange losses	(4,435)	4,435	3	—
		(2,232)	4,5	(2,232)	Fair value adjustments, net
Transaction and integration costs	(3,435)	3,435	7	—
Interest income	4,594	(4,594)	6	—
Interest and finance expense	(922)	402	2	(520)	Interest expense, net of capitalized interest
Other expense	(2,257)	2,371	3,4,5,6	114	Other, net
Earnings before income taxes	103,563	—		103,563	Income (loss) before income and mining taxes
Income tax expense	(53,697)	—		(53,697)	Income and mining tax (expense) benefit
Net earnings	$49,866	$—		$49,866	NET INCOME (LOSS)

SILVERCREST METALS INC.	J-9

2025 Special Meeting of Securityholders

Income Statement for the year ended December 31, 2023

SilverCrest Financial Statement Line	Historical SilverCrest	Reclassifications	Notes	Reclassified Historical SilverCrest	Coeur Financial Statement Line
(in thousands)
Revenue	$245,130	$—		$245,130	Revenue
Cost of sales
Production costs	(74,108)	(1,368)	1	(75,476)	Cost applicable to sales
Depreciation	(21,348)	—		(21,348)	Amortization
Government royalties	(1,368)	1,368	1	—
General and administrative expenses	(15,756)	—		(15,756)	General and administrative
Exploration and project expenses	(726)	—		(726)	Exploration
		(493)	2	(493)	Pre-development, reclamation, and other
Foreign exchange losses	(7,247)	7,247	3	—
		735	4,5	735	Fair value adjustments, net
Interest income	4,035	(4,035)	6	—
Interest and finance expense	(2,713)	493	2	(2,220)	Interest expense, net of capitalized interest
Other expense	(2,653)	(3,947)	3,4,5,6	(6,600)	Other, net
Earnings before income taxes	123,246	—		123,246	Income (loss) before income and mining taxes
Income tax expense	(6,526)	—		(6,526)	Income and mining tax (expense) benefit
Net earnings	$116,720	$—		$116,720	NET INCOME (LOSS)

(1)	Represents a reclassification of SilverCrest royalties, historically included in Government royalties, to Cost applicable to sales at Coeur.
(2)	Represents a reclassification of SilverCrest accretion expense, historically included in Interest and finance expense, to Pre-development, reclamation, and other at Coeur.
(3)	Represents a reclassification of SilverCrest foreign exchange losses, historically included in Foreign exchange loss, to Other, net at Coeur.
(4)	Represents a reclassification of SilverCrest derivative gains (losses), historically included in Other expense, to Fair value adjustments, net at Coeur.
(5)	Represents a reclassification of SilverCrest bullion gains (losses), historically included in Other expense, to Fair value adjustments, net at Coeur.
(6)	Represents a reclassification of SilverCrest interest income, historically included in Interest income, to Other, net at Coeur.
(7)	Represents a reclassification of SilverCrest Transaction and integration costs, historically included in Pre-development, reclamation, and other at Coeur.

3. IFRS Accounting Standards to GAAP and Accounting Policy Alignment Adjustments

IFRS Accounting Standards differs in certain material respects from GAAP. The following material adjustments have been made to reflect SilverCrest’s historical audited and unaudited consolidated income statements and consolidated statement of financial position on a GAAP basis for the purposes of the unaudited pro forma financial information. In addition, material adjustments have also been made to align SilverCrest’s significant accounting policies under IFRS Accounting Standards to Coeur’s significant accounting policies under GAAP when there is no specific difference between IFRS Accounting Standards and GAAP. For a general discussion of the significant differences between IFRS Accounting Standards and GAAP, see “Management Information Circular – Non-GAAP Financial Performance Measures”.

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(a) Depreciation and amortization

Under GAAP, Coeur’s accounting policy amortizes certain mine development costs using the units-of-production method over the estimated life of the ore body, generally based on recoverable ounces to be mined from proven and probable reserves.

Under IFRS Accounting Standards, SilverCrest includes estimated recoverable ounces using the mineable tonnes extracted from the mine in the period as a percentage of the total mineable tonnes to be extracted in current and future periods based on mineral reserves.

The following table reflect the impacts of converting the calculation of depletion on a units-of-production method from mineable tonnes to recoverable ounces:

(in thousands)	As of September 30, 2024	For the nine months ended September 30, 2024	For the year ended December 31, 2023
Condensed Balance Sheet
Decrease to property, plant and equipment and mine development, net	$(15,962)
Increase to deferred income tax asset	$4,789
Condensed Statements of Operations
Increase to amortization		$2,573	$9,671
Increase to income and mining tax benefit (expense)		$772	$2,901

(b) Reclamation and remediation liabilities

Under GAAP, the initial recognition of the reclamation and remediation liability is recognized at fair value, generally utilizing a present value technique to estimate the liability discounted at a credit-adjusted risk-free interest rate, and further adjusted for inflation and market risk premium. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Under IFRS Accounting Standards, reclamation and remediation liabilities are generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate are re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

The following table reflects the impacts of changes made to the reclamations and remediation liabilities:

(in thousands)	As of September 30, 2024	For the nine months ended September 30, 2024	For the year ended December 31, 2023
Condensed Balance Sheet
Increase to property, plant and equipment and mine development, net	$4,828
Increase to reclamation liabilities	$4,828
Condensed Statements of Operations
Increase to amortization		$604	$805
Increase to Pre-development, reclamation and other		$524	$749
Increase to income and mining tax benefit (expense)		$397	$548

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(c) Employee-related benefits

Under GAAP, an entity uses the service period approach to account for termination benefits when certain conditions are met. Benefits accumulate over time based on length of service. Under this approach, the benefit cost is accrued over an employee’s service period.

Under IFRS Accounting Standards, an entity recognizes termination benefits as a liability and an expense only when an entity is demonstrably committed to the redundancies by having (i) a detailed plan for the terminations and (ii) when it can no longer withdraw the offer made in relation to termination benefits. This generally results in termination benefits being recognized when the closure date for a mine site has been announced and other recognition criteria have been met.

The following table reflects the accrual of employee severance for, as well as the impact of, revaluation of the accrual for the periods presented:

(in thousands)	As of September 30, 2024	For the nine months ended September 30, 2024	For the year ended December 31, 2023
Condensed Balance Sheet
Increase to employee-related benefits	$2,698
Increase to deferred income tax asset	$951
Condensed Statements of Operations
Increase to costs applicable to sales		$282	$339
Increase (decrease) to other, net		$423	$(334)
Decrease to income and mining tax benefit (expense)		$(99)	$(119)

4. Arrangement Accounting Adjustments

The following adjustments have been made to the Unaudited Pro Forma Financial Information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the Unaudited Pro Forma Financial Information of the combined group. At this time, Coeur is not aware of any additional arrangement-related adjustments that would have a material impact on the Unaudited Pro Forma Financial Information that are not reflected or disclosed in the pro forma adjustments.

(a) Arrangement costs and other one-time charges

The increase in Pre-development, reclamation, and other of $13.0 million for the year ended December 31, 2023 and the corresponding increase in Accrued liabilities and other of $13.0 million, of which $12.0 million relates to financial advisory services fees, reflects the adjustment to recognize transaction costs and other non-recurring charges expected to be incurred in connection with the Arrangement. For the nine months ended September 30, 2024, $1.0 million and $3.4 million were recognized in Pre-development, reclamation, and other and Transaction and integration costs by Coeur and SilverCrest within their historical financial information, respectively, relating to transaction costs and non-recurring charges incurred.

(b) Inventories

The adjustment to increase in Inventories by $81.2 million reflects the adjustments to step up the pro forma balance for SilverCrest’s finished goods, work-in-process and stockpile inventory to estimated fair value as of September 30, 2024. The fair value was determined based on estimated selling price of the inventory, less the remaining processing and selling costs and a normal profit margin on those processing and selling efforts. As a result of the increase, there was an increase to Costs applicable to sales of $56.8 million for the year ended December 31, 2023 and an increase to Depreciation and amortization by $24.3 million for the year ended December 31, 2023.

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(c) Property, plant and equipment and mine development, net

The adjustment to increase Property, plant and equipment and mine development, net by $1,097.6 million reflects the fair value estimate of property, plant, and equipment and mine development as of September 30, 2024, and the related increase to Amortization of $94.1 million and $122.3 million for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively.

(d) Share-based compensation

The adjustment for share-based awards represents the difference between SilverCrest’s historical share-based compensation expense and the estimated share-based compensation expense related to 1.4 million shares of Coeur Shares that will be issued as replacement awards as part of the Arrangement. The fair value of the replacement stock option share-based awards will be recognized ratably over post-combination service periods ranging from two to three years. The pro forma condensed income statement includes an adjustment to increase Cost applicable to sales by $0.1 million and $0.2 million for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively.

(e) Income taxes

Deferred income taxes have been recognized based on pro forma IFRS Accounting Standards to GAAP accounting, policy alignment, and fair value adjustments to identifiable assets acquired and liabilities assumed of SilverCrest using the statutory tax rate on a jurisdictional basis. The $373.9 million and $6.1 million increase in Deferred tax liabilities and Accrued liabilities and other, respectively, reflects the preliminary estimate of deferred tax assets and liabilities recognized on the new book to tax basis differences of assets acquired and liabilities assumed, and have been recognized as part of the Goodwill.

The estimated income and mining tax expense impact of the pro forma adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

(f) SilverCrest shareholders’ equity

The adjustment reflects the elimination of $451.3 million of SilverCrest’s shareholders’ equity, which represents the historical book value of SilverCrest’s net assets including IFRS Accounting Standards to GAAP and accounting policy adjustments of $(12.9) million, as a result of the application of purchase price accounting. The adjustment reflects an increase of $0.2 million and $1,695.9 million to Coeur Shares and Additional paid-in capital, respectively, to reflect the issuance of 239.6 million Coeur Shares to satisfy the issuance of the Exchange Ratio of Coeur Shares for each SilverCrest Share outstanding pursuant to the Arrangement Agreement, assuming a closing price of Coeur Shares on October 03, 2024 of $7.08 per share.

The table below reflects elimination of SilverCrest’s shareholders’ equity after adjustments for IFRS Accounting Standards to GAAP differences and purchase price accounting and other pro forma adjustments as of September 30, 2024. For a general discussion of the significant differences between IFRS Accounting Standards and GAAP, see “Management Information Circular – Non-GAAP Financial Performance Measures”.

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(in thousands)	Reclassified Historical SilverCrest	IFRS Accounting Standards to GAAP and Accounting Policy Adjustments	Arrangement Accounting Adjustments	Equity Adjustments	Notes	Pro Forma
Common stock	$—	$—	$—	$240	1	$240
Additional paid-in capital	430,216	—	—	1,265,701	2	1,695,917
Current translation adjustments	(3,538)	—	—	3,538	3	—
Retained earnings (accumulated deficit)	37,501	(12,920)	(13,024)	(24,581)	4	(13,024)
Total SilverCrest Equity	$464,179	$(12,920)	$(13,024)	$1,244,898		$1,683,133

(1)	Represents issuance of 239.6 million shares of Coeur common stock with a par value of $0.01 per share in exchange of 148.7 million shares of SilverCrest outstanding.
(2)

Represents adjustments to Additional paid-in capital, to record issuance of 239.6 million shares for $1,695.9 million, calculated by deducting the $0.2 million included in Common stock from the preliminary purchase price consideration of $1,696.2 million.

(3)	Represents adjustment to write-off SilverCrest’s historical Current translation adjustments.
(4)

Represents adjustments to write-off SilverCrest’s historical Retained earnings of $37.5 million, net of $(12.9) million of IFRS Accounting Standards to U.S. GAAP and accounting policy adjustments. The remaining $(13.0) million represents transaction costs, as discussed in Note 4(a).

(g) Goodwill

Goodwill is calculated as the difference between the preliminary estimated purchase price and the fair values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed of SilverCrest. The fair value of assets acquired and liabilities assumed is preliminary and will be finalized upon completion of the Arrangement. Based on the preliminary purchase price allocation, Coeur has recognized $446.2 million of Goodwill. This amount may increase or decrease based on the final purchase price allocation. Goodwill recorded in connection with the acquisition is not deductible for income tax purposes.

(h) Earnings per share

The pro forma combined diluted earnings per share presented below reflects the adjustment to weighted average number of shares outstanding based on the Exchange Ratio of Coeur Shares for each SilverCrest Share outstanding of 148.7 million as of September 30, 2024 as follows:

(in thousands, except per share)	For the nine months ended September 30, 2024	For the year ended December 31, 2023
Pro forma net income (loss) from continuing operations attributable to Coeur stockholders	$(1,680)	$(154,097)
Pro forma basic weighted average Coeur shares outstanding[1]	629,114	581,237
Pro forma basic earnings (loss) per share	$0.00	$(0.27)
Pro forma diluted weighted average Coeur shares outstanding[1]	629,114	581,237
Pro forma diluted earnings (loss) per share[2]	$0.00	$(0.27)

(1)

For the nine months ended September 30, 2024, basic and diluted weighted average shares outstanding of 629.1 million is comprised of 390.9 million shares of Coeur common stock and 238.2 million shares of Coeur common stock to be exchanged for 148.7 million shares of issued and outstanding SilverCrest common shares as of September 30, 2024. For the year ended December 31, 2023, basic and diluted weighted average shares outstanding of 581.2 million is comprised of 343.1 million shares of Coeur common stock and 238.2 million shares of Coeur common stock to be exchanged for 148.7 million shares of issued and outstanding SilverCrest common shares as of September 30, 2024.

(2)	Potentially dilutive shares were excluded in the computation of diluted loss per share for the nine months ended September 30, 2024 and year ended December 31, 2023 as they were antidilutive.

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5. Management Adjustments

The tables below show the expected cost savings related to the Company’s expected General and administrative savings through the reduction of SilverCrest’s executive management team and directors, which is estimated to achieve an annual pretax savings of approximately $12 million.

The adjustments shown below include those that management deemed necessary for a fair statement of the pro forma information presented. The adjustments include forward-looking information that is subject to the safe harbor protections of the U.S. Exchange Act, and actual results could differ materially from what is presented below as efforts to integrate SilverCrest are carried out.

For the nine months ended September 30, 2024

(in thousands, except per share)	Net Income (Loss)	Basic and diluted loss per share	Weighted average shares
Pro forma combined	$(1,680)	$0.00	629,114
General and administrative savings	9,000
Tax effect	(3,173)
Pro forma combined after general and administrative savings, net of tax	$4,147	$0.01	634,556

For the year ended December 31, 2023
(in thousands, except per share)	Net Income (Loss)	Basic and diluted loss per share	Weighted average shares
Pro forma combined	$(154,097)	$(0.27)	581,237
General and administrative savings	12,000
Tax effect	(4,230)
Pro forma combined after general and administrative savings, net of tax	$(146,327)	$(0.25)	581,237

Unaudited Pro Forma Per Share Data

The following table presents, as of the dates and for the periods indicated, selected historical unaudited pro forma combined financial information per share of Coeur Shares and SilverCrest Shares. You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements of Coeur and notes thereto incorporated by reference into this Circular (see “Other Information – Additional Information”) and the unaudited pro forma consolidated financial statements of SilverCrest and notes thereto included in this Circular.

SilverCrest’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards, which differs in a number of significant respects from GAAP. For a general discussion of the significant differences between IFRS Accounting Standards and GAAP, see “Management Information Circular – Non-GAAP Financial Performance Measures”.

The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the Arrangement. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the Arrangement had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined group. The pro forma information, although helpful in illustrating the financial characteristics of the combined group under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the Arrangement and, accordingly, does not attempt to predict or suggest future results.

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The following table assumes the issuance of approximately 238.2 million shares of Coeur Shares in connection with the Arrangement, which is the number of shares issuable by Coeur in connection with the Arrangement assuming the Arrangement occurred on January 1, 2023 and based on the number of outstanding SilverCrest Shares as of September 30, 2024. As discussed in this Circular, the actual number of shares of Coeur Shares issuable under the Arrangement will be adjusted based on the number of SilverCrest Shares outstanding at the consummation of the Arrangement. The pro forma data in the table assumes that the Arrangement occurred on January 1, 2023 for condensed combined statement of operations purposes and on September 30, 2024 for condensed combined balance sheet purposes.

(in millions, except per share)	Coeur	As at and for the nine months ended September 30, 2024 SilverCrest	Pro Forma Combined
Income (loss) from continuing operations per common share
Basic	$0.05	$0.34	$0.00
Diluted[1]	$0.05	$0.33	$0.00
Shares used in calculating basic and diluted income (loss) from continuing operations per common share
Basic	390,936	147,759	629,114
Diluted	396,378	149,116	629,114
Book value per share	$0.37	$0.32	$0.23

(1)	Potentially dilutive shares were excluded in the computation of diluted loss per share for Pro Forma Combined for the nine months ended September 30, 2024 as they were antidilutive.

The following table assumes the issuance of approximately 238.2 million shares of Coeur Shares in connection with the Arrangement, which is the number of shares issuable by Coeur in connection with the Arrangement assuming the Arrangement occurred on January 1, 2023 and based on the number of outstanding SilverCrest Shares as of September 30, 2024. As discussed in this Circular, the actual number of Coeur Shares issuable under the Arrangement will be adjusted based on the number of SilverCrest Shares outstanding at the consummation of the Arrangement. The pro forma data in the table assumes that the Arrangement occurred on January 1, 2023 for condensed combined statement of operations purposes and on December 31, 2023 for condensed combined balance sheet purposes.

(in millions, except per share)	Coeur	As at and for the year ended December 31, 2023 SilverCrest	Pro Forma Combined
Income (loss) from continuing operations per common share
Basic	$(0.30)	$0.27	$(0.27)
Diluted[1]	$(0.30)	$0.27	$(0.27)
Shares used in calculating basic and diluted income (loss) from continuing operations per common share
Basic	343,059	146,882	581,237
Diluted	343,059	147,539	581,237
Book value per share	$0.32	$0.32	$0.21

(1)	Potentially dilutive shares were excluded in the computation of diluted loss per share for Coeur and Pro Forma Combined for the year ended December 31, 2023 as they were antidilutive.

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APPENDIX K
DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a Shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)       in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)       in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)       in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)       in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a Shareholder except to the extent that

(a)       the court orders otherwise, or

(b)       in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A Shareholder of a company, whether or not the Shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)       under section 260, in respect of a resolution to alter the articles

(i)       to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)       without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)       under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)       under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)       in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

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(e)       under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)       under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)       in respect of any other resolution, if dissent is authorized by the resolution;

(h)       in respect of any court order that permits dissent.

(2) A Shareholder wishing to dissent must

(a)       prepare a separate notice of dissent under section 242 for

(i)       the Shareholder, if the Shareholder is dissenting on the Shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting,

(b)       identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)       dissent with respect to all of the shares, registered in the Shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)       dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)       cause each Shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A Shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A Shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)       provide to the company a separate waiver for

(i)       the Shareholder, if the Shareholder is providing a waiver on the Shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the Shareholder’s name and on whose behalf the Shareholder is providing a waiver, and

(b)       identify in each waiver the person on whose behalf the waiver is made.

(3) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the Shareholder’s own behalf, the Shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

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(a)       the Shareholder in respect of the shares of which the Shareholder is both the registered owner and the beneficial owner, and

(b)       any other Shareholders, who are registered owners of shares beneficially owned by the first mentioned Shareholder, in respect of the shares that are beneficially owned by the first mentioned Shareholder.

(4) If a Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the Shareholder, the right of Shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a Shareholder is entitled to dissent is to be considered at a meeting of Shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a Shareholder is entitled to dissent is to be passed as a consent resolution of Shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its Shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a Shareholder is entitled to dissent was or is to be passed as a resolution of Shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its Shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the Shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)       a copy of the resolution,

(b)       a statement advising of the right to send a notice of dissent, and

(c)       if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a Shareholder a right to vote in a meeting at which, or on a resolution on which, the Shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each Shareholder who is entitled to exercise that right of dissent

(a)       a copy of the entered order, and

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(b)       a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)       if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)       if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)       if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)       the date on which the Shareholder learns that the resolution was passed, and

(ii)       the date on which the Shareholder learns that the Shareholder is entitled to dissent.

(2) A Shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)       on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)       if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A Shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)       within the number of days, specified by the court order, after the Shareholder receives the records referred to in section 241, or

(b)       if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the Shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)       if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner and the Shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)       if the notice shares constitute all of the shares of which the Shareholder is both the registered owner and beneficial owner but the Shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)       a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)       if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the dissenting Shareholder, a statement to that effect and

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(i)       the name and address of the beneficial owner, and

(ii)       a statement that the Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Shareholder’s name.

(5) The right of a Shareholder to dissent on behalf of a beneficial owner of shares, including the Shareholder, terminates and this Division ceases to apply to the Shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)       if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)       the date on which the company forms the intention to proceed, and

(ii)       the date on which the notice of dissent was received, or

(b)       if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)       be dated not earlier than the date on which the notice is sent,

(b)       state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)       advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)       a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)       the certificates, if any, representing the notice shares, and

(c)       if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)       be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)       set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

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(iii)       that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)       the dissenter is deemed to have sold to the company the notice shares, and

(b)       the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every Shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of Shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those Shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)       promptly pay that amount to the dissenter, or

(b)       if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)       determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)       join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)       make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)       pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)       if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

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(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)       the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)       if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its Shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)       the company is insolvent, or

(b)       the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)       the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)       the resolution in respect of which the notice of dissent was sent does not pass;

(c)       the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)       the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)       the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)       a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)       with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)       the notice of dissent is withdrawn with the written consent of the company;

(i)       the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)       the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

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(b)       the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a Shareholder, in respect of the notice shares, and

(c)       the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX L
COMPARISON OF RIGHTS OF SILVERCREST SHAREHOLDERS AND COEUR STOCKHOLDERS

	SilverCrest Shareholder Rights	Coeur Stockholder Rights
Authorized Share Capital	SilverCrest’s authorized share capital consists of (i) an unlimited number of common shares without par value and (ii) an unlimited number of preferred shares without par value.	Coeur is authorized by its certificate of incorporation to issue 610,000,000 shares, of which 600,000,000 shares shall be designated as common stock, par value $0.01 per share, and 10,000,000 shares shall be designated as preferred stock, par value $1.00 per share. If the Coeur Charter Amendment is approved by Coeur Stockholders at the Coeur Meeting, Coeur will be authorized to issue 910,000,000 shares, of which 900,000,000 shares shall be designated as common stock, par value $0.01 per share, and 10,000,000 shares shall be designated as preferred stock, par value $1.00 per share.
Voting Rights	Every shareholder entitled to vote on a matter has one vote per common share held.	Each holder of Coeur Shares entitled to vote at any meeting of Coeur Stockholders shall be entitled to one vote for each Coeur Share held of record by such holder which has voting power upon the matter in question.
Shareholder Approval of Business Combinations and Fundamental Changes

Under the BCBCA, certain extraordinary company alterations such as changes to authorized share structure, continuances out of province, certain mergers, sales, leases or other dispositions of all or substantially all of the business of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by not less than two-thirds (66½%) of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural

Under the DGCL, a merger or consolidation, or a sale, lease, or exchange of all or substantially all of the assets of a corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority in voting power of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a higher voting threshold.

In addition, under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. The DGCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

See also “Special Vote Required for Combinations with Interested Shareholders” section below describing certain restrictions on business combinations with interested stockholders.

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	SilverCrest Shareholder Rights	Coeur Stockholder Rights

matters prior to calling any security holder meeting to consider the proposed arrangement. Statutory arrangements involving shareholders (even holders of shares not normally entitled to a vote) must be approved by those respective shareholders by a special resolution. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

If any provisions of the arrangement will, upon taking effect, alter information shown in the corporate register, the company must file all necessary records and information with the registrar to give effect to each such provision, and must also concurrently file a copy of the entered court order.

Special Vote Required for Combinations with Interested Shareholders

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with “related party transactions”. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the information circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds (66½%) of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the

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matter of the related party transaction and any non- cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years. The restrictions under Section 203 of the DGCL will not apply if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation’s certificate of incorporation or by-laws are amended to contain such a provision or in cases where the corporation’s shares are not publicly held. None of these exceptions are applicable to Coeur and Coeur is subject to Section 203 of the DGCL.

Appraisal Rights and Dissent Rights; Oppression Remedy; Compulsory Acquisition

Appraisal and Dissent Rights

The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain mergers; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

The BCBCA’s oppression remedy enables a court to make almost any order to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to

Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 holders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, notwithstanding the foregoing, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depositary receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash instead of fractional shares, or fractional depositary receipts, of the corporation; or (iv) any combination of the foregoing.

Coeur’s shares are currently listed on the NYSE.

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	SilverCrest Shareholder Rights	Coeur Stockholder Rights

intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Compulsory Acquisition

The BCBCA provides that, in the event of a takeover offer, within four months after the making of the offer, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice, to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the offer. Offeree Shareholders may apply to the courts, within two months of receiving notice, and the courts may set a different price or term of payment or make any consequential order or direction as it considers appropriate.

There is no remedy under the DGCL that is comparable to the BCBCA’s oppression remedy.

An entity owning at least 90% of the outstanding shares of each class of stock of a corporation formed under the DGCL may merge with or into such Delaware corporation by (a) authorizing such merger in accordance with the owning entity’s governing documents and the laws of the jurisdiction under which such entity is formed or organized and (b) filing with the Delaware Secretary of State a certificate of such ownership and merger, which shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving constituent party upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the stockholders of the Delaware corporation; however, the owners of the shares of stock in the Delaware corporation not owned by the merging entity would have appraisal rights as described above.

Shareholder Consent to Action Without a Meeting	Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies all the requirements relating to meetings of shareholders set forth in the Company’s articles, the BCBCA and the regulations.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Coeur’s certificate of incorporation allows stockholder action by written consent.

Special Meetings of Shareholders	Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the BCBCA, the directors must call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the by-laws.

Coeur’s certificate of incorporation provides that special meetings of the stockholders may be called only by the board of directors or by the chair of the Board.

Distributions and Dividends;	Under the BCBCA, a company may pay a dividend by issuing shares or warrants. A company may also	Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation,

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	SilverCrest Shareholder Rights	Coeur Stockholder Rights
Repurchases and Redemptions

pay a dividend in money or property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares, or, if no such shares are outstanding, any of its shares, if the shares are to be retired and the capital reduced.

Number of Directors; Vacancies on the Board of Directors

The BCBCA provides that a public company must have at least three directors. SilverCrest’s articles provide that if SilverCrest is a public company, the numbers of directors must be the greater of three and the number most recently determined by an ordinary resolution of Shareholders, or the number of directors set from time to time when retired directors are not replaced.

Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

The DGCL provides that the board of directors of a corporation shall consist of one or more members.

Coeur’s certificate of incorporation and by-laws provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the board of directors shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by affirmative vote of a majority of the directors then in office.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws.

Coeur’s by-laws provide that subject to the rights of the holders of any one or more series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may, unless otherwise required by law, be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum, and any director so chosen shall hold office until the next election of directors and until his or her successor shall be elected and qualified.

Constitution and Residency of Directors	The BCBCA does not place any residency restrictions on the boards of directors.	The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither Coeur’s

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	SilverCrest Shareholder Rights	Coeur Stockholder Rights
certificate of incorporation nor its by-laws provide for any such qualifications for directors.
Removal of Directors; Terms of Directors

The BCBCA and SilverCrest’s articles allow for the removal of a director by special resolution. If the director is convicted of an indictable offence or ceases to be qualified to act as a director and does not promptly resign, the directors may remove that director before the expiration of their term of office.

SilverCrest’s articles provide that directors cease to hold office immediately before the election or appointment of directors at SilverCrest’s annual general meeting, but are eligible to re-election or re-appointment at that meeting.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause unless the corporation’s certificate of incorporation provides that the directors may be removed with or without cause.
Indemnification of Directors and Officers

Under the BCBCA, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles, even if it had agreed to do so by an indemnification agreement (provided that the articles prohibited indemnification when the indemnification agreement was made). A company may advance the expenses of an indemnifiable person as they are incurred in an eligible proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, with no reason to believe that his or her actions were unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances if it is ultimately determined that those individuals are not entitled to be indemnified.

Coeur’s by-laws provide that each person subject to a proceeding by reason of the fact that he or she is or was a director, officer or employee of

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As permitted by the BCBCA, SilverCrest’s articles require SilverCrest to indemnify directors, officers, former directors, former officers, and alternate directors of SilverCrest (and such individual’s respective heirs and personal representatives) against all eligible penalties to which such person is or may be liable, and SilverCrest must, after the final disposition of any proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

SilverCrest’s articles require that indemnification be subject to the BCBCA, and as such any indemnification that SilverCrest provides is subject to the same restrictions set out in the BCBCA.

Coeur or while a director, officer or employee of Coeur is or was serving at the request of Coeur as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by Coeur to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection therewith. In certain circumstances, Coeur will indemnify the person if that person initiated the proceeding if such proceeding, or part thereof, was authorized or ratified by the Coeur Board.

Limited Liability of Directors	Under the BCBCA, a director is not liable for certain acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.

Coeur’s certificate of incorporation provides that to the fullest extent permitted by the DGCL, no director of Coeur shall be personally liable to Coeur or its stockholders for monetary damages for breach of fiduciary duty as a director.

Derivative Actions

A SilverCrest Shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person to make such an application) may apply to the court for leave to bring an action in the name of and on behalf of SilverCrest or any subsidiary, or to intervene in an existing action to which SilverCrest or a subsidiary is a party, for the purpose of prosecuting or defending an action on behalf of SilverCrest or its subsidiary. Under the BCBCA, the court may grant leave if: (i) the shareholder has made reasonable efforts to cause the directors of the company to prosecute or defend the action;

Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

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	SilverCrest Shareholder Rights	Coeur Stockholder Rights

(ii) notice of the application for leave has been given to the company or its subsidiary and any other person that the court may order; (iii) the shareholder is acting in good faith; and (iv) it appears to the court to be in the interests of the company or its subsidiary for the action to be brought, prosecuted or defended.

Under the BCBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company or its subsidiary to pay the shareholder’s interim costs, including legal fees and disbursements. However, the shareholder may be held accountable for the costs on final disposition of the action.

Advance Notification Requirements for Proposals of Shareholders/ Stakeholders

Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder shall not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. The proposal must be accompanied by a declaration including the name and address of the person submitting the proposal, the names and addresses of the person’s supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal is submitted at least three months before the anniversary date of the previous annual meeting and the proposal meets other specified requirements, then the company shall either set out the proposal, including the names and mailing addresses of the submitting person and supporters, in the proxy circular of the company or attach the proposal thereto. In addition, if provided by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the

Under Coeur’s by-laws, for director nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary and, in the case of business other than director nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of Coeur not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by Coeur. The notice to be given must be in the form described in Coeur’s by-laws.

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2025 Special Meeting of Securityholders

	SilverCrest Shareholder Rights	Coeur Stockholder Rights

proposal by the person and the name and address of such person.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called an annual general meeting to be held after the date the proposal is received and have sent a notice of meeting, substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company’s power to implement.

If a company refuses to process a proposal, the company shall notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company’s decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company may apply to a court for an order permitting the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Inspection of Books and Records

Under the BCBCA, directors and shareholders may, without charge, inspect certain records of the company. Former shareholders and directors may also inspect certain records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

As permitted by the BCBCA, SilverCrest’s articles prohibit shareholders from inspecting or obtaining any accounting records of the company, unless the directors determine otherwise, or

Under the DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath, inspect the corporation’s books and records for a proper purpose.

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2025 Special Meeting of Securityholders

	SilverCrest Shareholder Rights	Coeur Stockholder Rights
unless otherwise determined by ordinary resolution.
Amending of Government Documents

Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

SilverCrest’s articles provide that subject to the BCBCA, a change of the company’s name, a change to the company’s articles or notice of articles, certain changes to the company’s share structure and any creation or alteration of special rights and restrictions to a series or class of shares be done by way of directors’ resolution or ordinary resolution, as determined by the directors. The articles also provide that, if the BCBCA or the articles do not specify the type of resolution required for a particular change to its articles, the company may effect such change by ordinary resolution.

Under the DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a number of shares of stock as required by the DGCL or such corporation’s certificate of incorporation (as applicable) to approve the amendment. In addition, under the DGCL, class voting rights exist with respect to, among other things, amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s by-laws if so authorized in the certificate of incorporation.

Under the DGCL, stockholders also may amend a corporation’s by-laws. Under Coeur’s certificate of incorporation, the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the by-laws of Coeur.

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2025 Special Meeting of Securityholders

Take Action and Vote Today

The SilverCrest Board of Directors Recommends a Vote FOR the Arrangement Resolution

Vote Well in Advance of the Proxy Deadline on February 4, 2025 at 10:00 a.m. (Vancouver time)

	Registered Shareholders and Optionholders	Beneficial Shareholders (Common Shares held with a broker, bank or other intermediary.)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Questions May Be Directed to the Proxy Solicitation Agent:

Laurel Hill Advisory Group

North America Toll Free: 1.877.452.7184

Outside North America: 416.304.0211

Email: assistance@laurelhill.com